      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 1, 1998



                                                      REGISTRATION NO. 333-50509

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------


                                AMENDMENT NO. 1


                                       TO

                                    FORM S-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                           FELCOR SUITE HOTELS, INC.
             (Exact name of registrant as specified in its charter)

             MARYLAND                             7011                            75-2541756
   (State or other jurisdiction       (Primary Standard Industrial             (I.R.S. Employer
of incorporation or organization)     Classification Code Number)            Identification No.)
                                                                LAWRENCE D. ROBINSON, ESQ.
                                                          SENIOR VICE PRESIDENT & GENERAL COUNSEL
      545 E. JOHN CARPENTER FRWY., SUITE 1300             545 E. JOHN CARPENTER FRWY., SUITE 1300
                IRVING, TEXAS 75062                                 IRVING, TEXAS 75062
                  (972) 444-4900                                      (972) 444-4900
    (Address, including zip code and telephone            (Name, address, including zip code and
   number, including area code, of registrant's           telephone number, including area code,
           principal executive offices)                            of agent for service)

                             ---------------------

                                With copies to:

              ROBERT W. DOCKERY, ESQ.                            ROBERT A. PROFUSEK, ESQ.
               JENKENS & GILCHRIST,                             JONES, DAY, REAVIS & POGUE
            A PROFESSIONAL CORPORATION                       599 LEXINGTON AVENUE, 32ND FLOOR
           1445 ROSS AVENUE, SUITE 3200                          NEW YORK, NEW YORK 10022
             DALLAS, TEXAS 75202-2799                                 (212) 326-3939
                  (214) 855-4500

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC:

AT THE EFFECTIVE TIME OF THE PROPOSED MERGER (THE "MERGER") OF BRISTOL HOTEL COMPANY ("BRISTOL") WITH AND INTO FELCOR SUITE HOTELS, INC. ("FELCOR"), AS DESCRIBED IN THE AGREEMENT AND PLAN OF MERGER, DATED AS OF MARCH 23, 1998 (THE "MERGER AGREEMENT"), ATTACHED AS ANNEX A TO THE JOINT PROXY STATEMENT/PROSPECTUS FORMING A PART OF THIS REGISTRATION STATEMENT, WHICH SHALL OCCUR AS PROMPTLY AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE AND THE SATISFACTION OF ALL CONDITIONS TO THE CLOSING OF THE MERGER.

                             ---------------------

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]



                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

                    SUBJECT TO COMPLETION DATED MAY 29, 1998


[FELCOR LOGO]                                                     [BRISTOL LOGO]

                               MERGER PROPOSED--
                          YOUR VOTE IS VERY IMPORTANT


    The Boards of Directors of FelCor Suite Hotels, Inc. and Bristol Hotel Company have unanimously approved and recommend to you a merger of the two companies in a transaction that they believe will create two of the premier lodging companies in the United States--one focused exclusively on hotel ownership, and the other focused primarily on hotel operations. The transaction includes the spin-off of Bristol's hotel operating business as a separate publicly traded company named Bristol Hotels & Resorts. The spin-off will be followed by the merger of Bristol's remaining assets, including 110 hotels, into FelCor.



    Each of the Bristol hotels acquired by FelCor in the merger will be leased to and operated by the new spin-off company. Based on published information of other lodging companies and hospitality trade publications, the merged company, which will be renamed FelCor Lodging Trust Incorporated, will be the largest non-paired share lodging REIT, and the spin-off company will be one of the leading independent hotel operating companies in the U.S. The two companies will be separately owned and managed, but are expected to work together in the acquisition and leasing of additional hotels.


    In the spin-off, Bristol stockholders will receive one common share of the spin-off company for every two of their existing Bristol common shares. In the merger, Bristol stockholders will receive 0.685 FelCor common shares for each of their existing Bristol common shares. FelCor stockholders will continue to hold their current FelCor common shares. As a result of these transactions, existing Bristol stockholders will own all of the new spin-off company's equity and 44% of FelCor's outstanding common equity. The spin-off will be taxable to Bristol and its stockholders, while the merger will be tax-free to FelCor and Bristol stockholders.


    The merger cannot be completed unless you approve it and certain other customary conditions are satisfied. We are asking you to approve the merger at our annual stockholders meetings. At the annual meetings, you also will be asked to approve other matters, including the election of directors, changes to FelCor's charter to increase the authorized number of FelCor common shares and preferred shares and to change its name to "FelCor Lodging Trust Incorporated," the approval and expansion of equity incentive programs and the adjournment or postponement of the annual meeting.



    WHETHER OR NOT YOU PLAN TO ATTEND A MEETING, PLEASE COMPLETE, SIGN AND MAIL THE ENCLOSED PROXY CARD. IF YOU SIGN, DATE AND MAIL YOUR PROXY CARD WITHOUT INDICATING HOW YOU WANT TO VOTE, YOUR PROXY WILL BE COUNTED AS A VOTE IN FAVOR OF THE MERGER AND THE OTHER MATTERS DESCRIBED IN THE ENCLOSED MATERIALS. IF YOU FAIL TO RETURN YOUR PROXY CARD OR TO VOTE IN PERSON AT A MEETING, THE EFFECT WILL BE A VOTE AGAINST THE MERGER.


    Additional information regarding the annual meetings follows:


FOR FELCOR STOCKHOLDERS:
  Date/Time:              July   , 1998,
                          at 10:00 a.m. Central Time
  Place:                  Embassy Suites Park Central
                          13131 N. Central Expressway
                          Dallas, Texas 75243
  Record Date:            May 28, 1998
FOR BRISTOL STOCKHOLDERS:
  Date/Time:              July   , 1998,
                          at 10:00 a.m. Central Time
  Place:                  Crowne Plaza Hotel
                          14315 Midway Road
                          Dallas, Texas 75244
  Record Date:            May 28, 1998


    The accompanying Joint Proxy Statement/Prospectus provides additional information about the proposed merger and other proposals. Please read this entire document carefully. You may also obtain information about our companies from documents that we have filed with the SEC.

---------------------------------------------------------

Thomas J. Corcoran, Jr.
President and Chief Executive Officer
FelCor Suite Hotels, Inc.

---------------------------------------------------------

J. Peter Kline
President and Chief Executive Officer
Bristol Hotel Company


     FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED IN EVALUATING THE MERGER, SEE "RISK FACTORS" BEGINNING ON PAGE 26.


    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THESE SECURITIES OR DETERMINED IF THIS JOINT PROXY
STATEMENT/PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.


     This Joint Proxy Statement/Prospectus is being mailed to stockholders on
June   , 1998.


THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

     THIS JOINT PROXY STATEMENT/PROSPECTUS INCORPORATES BY REFERENCE CERTAIN DOCUMENTS THAT ARE NOT PRESENTED IN OR DELIVERED WITH THIS JOINT PROXY STATEMENT/PROSPECTUS. DOCUMENTS THAT RELATE TO BRISTOL ARE AVAILABLE UPON REQUEST FROM BRISTOL AT 14295 MIDWAY ROAD, DALLAS, TEXAS 75244, ATTENTION:
SECRETARY, TELEPHONE NUMBER (972) 391-3910. DOCUMENTS THAT RELATE TO FELCOR ARE AVAILABLE UPON REQUEST FROM FELCOR AT 545 E. JOHN CARPENTER FRWY., IRVING, TEXAS 75062, ATTENTION: SECRETARY, TELEPHONE NUMBER (972) 444-4900. IN ORDER TO ENSURE
TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY JULY   , 1998.


                               TABLE OF CONTENTS


QUESTIONS AND ANSWERS........................    4
SUMMARY......................................    7
  The Companies..............................    7
  The Annual Meetings........................    7
  Recommendations to Stockholders............    8
  The Merger.................................    8
  The Spin-Off...............................   12
  Selected Consolidated Pro Forma and
    Historical Financial Data of FelCor and
    DJONT....................................   14
  Selected Consolidated Historical Financial
    Data of Bristol..........................   20
  Selected Comparative Per Share Data........   23
  Comparative Market Data....................   24
RISK FACTORS.................................   26
  Fixed Exchange Ratio and Variable Merger
    Consideration............................   26
  Inability to Integrate Bristol's Assets or
    Realize Anticipated Benefits of Merger...   26
  Increases in Leverage and Floating Rate
    Debt; Inability to Retain Earnings or
    Refinance Debt...........................   26
  Dependence on Lessees' Hotel Operations....   27
  Conflicts of Interest......................   27
  Restrictive Debt Covenants.................   28
  Matters that May Adversely Affect the Hotel
    Industry.................................   29
  Limitations on Acquisitions and
    Improvements.............................   30
  Potential Tax Risks........................   30
  Effect of Market Interests Rates on the
    Price of FelCor Common Shares............   31
  Reliance on Key Personnel and Board of
    Directors................................   31
  Matters That May Adversely Affect Real
    Estate Ownership.........................   31
  Ownership Limitation.......................   32
  Certain Antitakeover and Corporate
    Governance Provisions....................   33
  Contingent Fees Payable to and
    Indemnification of Financial Advisors....   33
  Differences in Stockholder Rights of FelCor
    and Bristol Stockholders.................   33
  Adverse Consequences if Merger is not
    Consummated..............................   34
  Impact of Year 2000 Issue..................   34
THE ANNUAL MEETINGS..........................   36
  Times, Places and Dates of the Annual
    Meetings.................................   36
  Purposes of the FelCor Annual Meeting......   36
  Purposes of the Bristol Annual Meeting.....   36
  Record Dates; Quorum.......................   36
  Voting Rights; Votes Required for
    Approval.................................   36
  Proxies; Revocation and Solicitation of
    Proxies..................................   37
THE COMPANIES................................   39
  FelCor.....................................   39
  Bristol....................................   40
  The Combined Company.......................   40
THE SPIN-OFF.................................   43
  The Reorganization.........................   43
  BHR Percentage Leases......................   43
  Conditions to the Spin-Off.................   43
  Federal Income Tax Consequences............   43
  Business and Management of BHR.............   43
  Employee Option Plans......................   44
  Listing....................................   44
  Stockholder Approval.......................   44
  Additional Information About the
    Spin-Off.................................   44
THE MERGER...................................   44
  General....................................   44
  Effective Time.............................   44
  Terms of the Merger........................   44
  Background of the Merger...................   45
  FelCor's Reasons for the Merger;
    Recommendations of the FelCor Board......   47
  Bristol's Reasons for the Merger;
    Recommendations of the Bristol Board.....   49
  Opinion of FelCor's Financial Advisor......   51
  Opinion of Bristol's Financial Advisor.....   56
  Interests of Certain Persons in the
    Merger...................................   61
  Accounting Treatment.......................   63
  No Appraisal Rights........................   63
  Resale Restrictions on Bristol
    Affiliates...............................   63
THE MERGER AGREEMENT.........................   63
  Exchange of Share Certificates.............   63
  Treatment of Bristol Stock Options.........   64
  Business Pending the Merger................   64
  Solicitation of Other Proposals; Break-up
    Fee......................................   64
  Representations and Warranties.............   65
  Certain Covenants of FelCor and Bristol....   65
  Conditions to the Merger...................   66
  Termination; Amendment.....................   66

  Interim Credit Facility.........................          66
  Reconstitution of FelCor Board..................          67
  Changes to FelCor Charter.......................          67
THE VOTING AGREEMENT..............................          67
  Agreement to Vote...............................          67
  Restrictions on Transfers Before Effective
    Time..........................................          67
  Other Agreements................................          67
  Redemption of BHR Common Shares.................          67
  Contribution to Partnerships....................          67
  Indemnification and Release.....................          67
  FelCor Stockholders' Agreement..................          69
PRO FORMA FINANCIAL INFORMATION...................          70
DESCRIPTION OF FELCOR'S CAPITAL STOCK.............          88
  Description of FelCor Common Shares.............          88
  Description of FelCor Preferred Shares..........          88
  Description of FelCor Series A Preferred
    Shares........................................          89
  Description of FelCor Series B Preferred Shares
    and Depositary Shares.........................          93
  Certain Charter and Bylaw Provisions............          97
  Maryland Anti-Takeover Statutes.................          98
  Comparison of Rights of Stockholders............         100
FEDERAL INCOME TAX
  CONSIDERATIONS..................................         107
  The Merger, the Spin-Off and the Post-Merger E&P
    Dividend......................................         107
  Qualification and Operation of FelCor as a REIT;
    Ownership and Disposition of FelCor Common
    Shares........................................         109
  Other Tax Consequences..........................         125
OTHER FELCOR ANNUAL MEETING PROPOSALS.............         125
  Election of FelCor Directors....................         125
  Approval of FelCor Charter Amendment to Increase
    Authorized Shares.............................         128
  Approval of FelCor Charter Amendment to Change
    FelCor's Name.................................         129
  Ratification of FelCor's 1998 Restricted Stock
    and Stock Option Plan.........................         130
OTHER BRISTOL ANNUAL MEETING PROPOSALS............         132
  Election of Bristol Directors...................         132
  Information Concerning Bristol Board............         134
  Approval of Amendment to Bristol's 1995 Equity
    Incentive Plan................................         135
  Approval of BHR's 1998 Equity Incentive Plan and
    1998 Non-Employee Director Stock Option
    Plan..........................................         136
MANAGEMENT AND OWNERSHIP OF FELCOR................         143
  Principal Stockholders of FelCor................         143
  Current Executive Officers of FelCor............         145
  Certain Transactions Relating to FelCor.........         147
  FelCor's Executive Compensation.................         148
  Report of Compensation Committee on FelCor
    Executive Compensation........................         153
  Performance Graph...............................         156
MANAGEMENT AND OWNERSHIP OF BRISTOL...............         157
  Beneficial Ownership of Bristol.................         157
  Bristol's Executive Compensation................         158
  Bristol's Compensation Plans and Arrangements...         160
  Report on Bristol's Executive Compensation......         160
  Performance Graph...............................         162
  Certain Relationships and Related Transactions
    of Bristol....................................         162
SELLING SECURITYHOLDERS...........................         163
PLAN OF DISTRIBUTION..............................         164
LEGAL MATTERS.....................................         165
EXPERTS...........................................         166
INDEPENDENT PUBLIC ACCOUNTANTS....................         166
ANNUAL REPORTS....................................         166
SUBMISSION OF STOCKHOLDER PROPOSALS...............         167
WHERE YOU CAN FIND MORE INFORMATION...............         167
  Available Information...........................         167
  Incorporation of Certain Documents by
    Reference.....................................         167
  Certain Forward-Looking Statements..............         168
OTHER MATTERS.....................................         168
INDEX OF CERTAIN DEFINED TERMS....................         170
ANNEXES
  A. The Merger Agreement
  B. BT Wolfensohn Fairness Opinion
  C. Merrill Lynch, Pierce, Fenner & Smith
     Fairness Opinion
  D. FelCor 1998 Restricted Stock and Stock Option
     Plan
  E. BHR 1998 Equity Incentive Plan
  F. BHR Non-Employee Directors Stock Option Plan

                             QUESTIONS AND ANSWERS
                        ABOUT THE FELCOR/BRISTOL MERGER
                        AND OTHER MATTERS TO BE VOTED ON

Q:   WHY ARE THE TWO COMPANIES PROPOSING THE SPIN-OFF AND MERGER?


A: The Boards of Directors of FelCor and Bristol have each determined that the merger is fair to and in the best interests of the stockholders of their respective companies. The FelCor Board determined, among other things, that the acquisition of Bristol's hotels in the merger was at a fair price, will be accretive to FelCor's estimated funds from operations (but will reduce pro forma earnings per share) and, when combined with FelCor's existing hotel portfolio, will give FelCor a total market capitalization in excess of $4 billion, which should be sufficient to enable it to remain a substantial participant in the rapidly consolidating lodging industry. The transactions will also result in a strategic alignment of interests between FelCor and the new spin-off company. The Bristol Board determined, among other things, that the exchange ratio was fair and that the merger would permit Bristol stockholders to participate in the ownership of hotel assets in an entity having a lower overall cost of capital and greater financial flexibility to fund future growth through hotel acquisitions. The Bristol Board also determined that the merger transactions would provide Bristol stockholders the opportunity to continue to own an equity stake in Bristol's hotel operating business, which FelCor is not permitted to own under the special limitations that apply to REITs.


Q:   WHEN WILL THE SPIN-OFF OCCUR?

A: If the merger is approved by the stockholders of both companies, the spin-off will occur on the business day before the merger. Completion of the spin-off is a condition to the merger. If the merger is not approved, the spin-off will not occur.

Q:   WHAT DO I GET IN THE MERGER AND SPIN-OFF?

A: FelCor stockholders will continue to hold the shares they now own. Bristol stockholders will receive:


        - 0.685 FelCor common shares for each existing Bristol common share they own at the time of the merger;


        - One common share of the new spin-off company for every two existing Bristol common shares they own at the time of the spin-off; and


        - The opportunity to participate with all other stockholders of FelCor in a special distribution in an amount at least equal to Bristol's accumulated earnings and profits at the time of the merger. This distribution is currently estimated to range from approximately $0.30 to $0.50 per FelCor common share. To obtain this special distribution, you must be a FelCor stockholder on the record date for this distribution, which is expected to be set for December 1998.



     The spin-off company shares were assigned an estimated value of $6.38 after giving effect to the spin-off at the distribution ratio of one spin-off company share for each two Bristol common shares (or $3.19 for each Bristol common share) by the Bristol board in connection with its evaluation of the transactions. The actual trading value of the spin-off company shares may be higher or lower and will depend on many factors.


     No stockholder will receive fractional shares from FelCor or Bristol. Instead, Bristol stockholders will receive cash based on the market value of any fractional FelCor or spin-off company shares.

                                    EXAMPLE:

        - If you currently own 100 FelCor common shares, then after the merger, your FelCor common shares continue unaffected by the transactions.

        - If you currently own 100 Bristol common shares, then after the merger and the spin-off, you will be entitled to receive 68 FelCor common shares, 50 common shares of the spin-off company and a check for the market value of the 0.5 fractional FelCor common share.

Q:   WHAT ARE THE TAX CONSEQUENCES OF THE SPIN-OFF AND MERGER?


A: If you currently own FelCor common shares, the merger will be tax-free to you for federal income tax purposes. If you currently own Bristol common shares, the merger will be tax-free to you for federal income tax purposes except for cash paid instead of fractional shares. The shares of the new spin-off company received by Bristol stockholders in the spin-off, however, will be taxable to Bristol stockholders. To review the tax consequences to stockholders in greater detail, see the discussion beginning on page 107.



Q:   WILL THE MERGER BE APPROVED BY BRISTOL STOCKHOLDERS?



A: Yes. Bass America, Inc., Holiday Corporation and United/Harvey Holdings, L.P., which collectively own 62% of the Bristol common shares outstanding on the record date, have agreed to vote their shares in favor of the merger. Consequently, the merger will be approved by Bristol's stockholders as a result of the vote of these Bristol stockholders, regardless of how other Bristol stockholders may vote. However, no stockholder of FelCor has agreed to vote in favor of the merger.


Q:   WHAT OTHER MATTERS WILL BE VOTED ON AT THE ANNUAL MEETINGS?


A: In addition to the merger, FelCor and Bristol stockholders will be asked to elect certain directors pending completion of the merger. After the merger, the Board of Directors of FelCor will be as described on page 67.



     FelCor stockholders will also be asked to approve amendments to FelCor's charter to increase the authorized number of FelCor common shares and FelCor preferred shares, to change FelCor's name to FelCor Lodging Trust Incorporated, to approve a new restricted stock and stock option plan for FelCor personnel covering a total of 1 million FelCor common shares and to authorize the adjournment or postponement of the FelCor annual meeting. Bristol stockholders will also be asked to approve an amendment to Bristol's equity incentive plan to increase the number of shares authorized for issuance from 1,950,000 to 3,130,000 Bristol common shares and to approve the adoption of new equity incentive plans for the spin-off company.


Q:   WHAT DO I NEED TO DO NOW?


A: Please mail your signed proxy card in the enclosed return envelope as soon as possible so that your shares may be represented at the appropriate annual meeting. The Bristol and FelCor annual meetings will both take place
     on July   , 1998.


Q:   IF MY SHARES ARE HELD BY MY BROKER, WILL MY BROKER VOTE MY SHARES FOR ME?

A: Your broker may vote your shares as to the election of directors if you have given him that power. Your broker will vote your shares on any other matter, including this merger, only if you instruct your broker on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. If you do not tell your broker how to vote, your shares will not be voted on these other matters. Your failure to vote will have the effect of a vote against the merger.

Q:   MAY I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD?

A: Yes. You may change your vote at any time before your proxy is voted at the stockholders meetings. You may do this by sending a written notice stating that you would like to revoke your proxy or by completing and submitting a new proxy card. You may also attend the stockholders meetings and vote in person.

     Simply attending the meetings, however, will not revoke your proxy. If you have instructed a broker to vote your shares, you must follow the directions received from your broker to change your vote.

Q:   SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A: No. After the merger is completed, we will send Bristol stockholders written instructions for exchanging their stock certificates for FelCor common shares. FelCor stockholders will keep their existing FelCor stock certificates.

Q:   WHEN DO YOU EXPECT THE SPIN-OFF AND MERGER TO BE COMPLETED?

A: We are working towards completing the transactions as quickly as possible. We expect to complete the transactions promptly after the stockholders meetings.

Q:   WHEN WILL BRISTOL STOCKHOLDERS BEGIN RECEIVING CASH DISTRIBUTIONS FROM
     FELCOR?

A: If the merger is completed, Bristol stockholders will receive cash distributions from FelCor beginning with its regular distribution for the third quarter of 1998. The third quarter distribution is presently expected to be paid in October 1998. FelCor's current regular quarterly distribution rate is $0.55 per share.

Q:   WILL FELCOR AND BRISTOL STOCKHOLDERS RECEIVE ANY SPECIAL CASH
     DISTRIBUTIONS?


A: FelCor's stockholders will receive a 1998 fourth quarter distribution that will include, in addition to FelCor's regular quarterly distribution, a special cash distribution. This special distribution will at least equal Bristol's accumulated earnings and profits at the time of the merger. Bristol and FelCor stockholders will participate in this special distribution to the extent they own FelCor common shares on the December 1998 record date for the special distribution. The amount of the special distribution cannot be determined with specificity until after the spin-off and merger and will depend upon the final determination of Bristol's accumulated earnings and profits. FelCor currently estimates this distribution to range from approximately $25 million to $40 million (or approximately $0.30 to $0.50 per share based on the number of FelCor shares expected to be outstanding after the merger). The entire amount of the special cash distribution will be taxable to stockholders.


Q:   WHOM SHOULD I CALL WITH QUESTIONS?

A: If you are a FelCor stockholder, you should contact Randall L. Churchey, Senior Vice President and Chief Financial Officer, at FelCor at (972) 444-4900 or by e-mail to "information@felcor.com". If you are a Bristol stockholder, you should contact Ed Nolan, Vice President of Corporate Finance, at Bristol at (972) 391-3231 or by e-mail to "enolan@bristolhotels.com".


     If you would like additional copies of this Joint Proxy
     Statement/Prospectus or related agreements or documents, you should contact Corporate Investor Communications, at (888) 217-1274.

                                    SUMMARY


     This summary highlights selected information from this Joint Proxy Statement/Prospectus and may not contain all of the information that is important to you. Accordingly, we encourage you to carefully read this entire document and the documents to which we have referred you. See "Where You Can Find More Information".


                                 THE COMPANIES

FELCOR SUITE HOTELS, INC.                              BRISTOL HOTEL COMPANY
545 E. John Carpenter Freeway, Suite 1300              14295 Midway Road
Irving, Texas 75062                                    Dallas, Texas 75244
(972) 444-4900                                         (972) 391-3910


     FelCor Suite Hotels, Inc. is a REIT that has focused on upscale full-service and all-suite hotels and is the world's largest owner of Embassy Suites(R) hotels. Its current portfolio of 85 hotels contains an aggregate of 20,795 suites and rooms and, assuming completion of pending conversions, consists of 58 Embassy Suites hotels (of which 29 were converted from other brands), 14 Doubletree Guest Suites(R) hotels, two Doubletree(R) hotels, five Sheraton(R) hotels, four Sheraton Suites(R) hotels, one Hilton(R) hotel, and one Hilton Suites(R) hotel.



     Bristol Hotel Company is one of the largest owner/operators of full-service hotels in the United States. Bristol operates 124 hotels in 27 states and Canada, of which 110 will be acquired by FelCor. Bristol's hotels are primarily full-service hotels that operate in the midscale to upscale segments of the lodging industry. Bristol is the franchisee of the largest number of Holiday Hospitality branded hotels, including Crowne Plaza(R), Holiday Inn Select(R), Holiday Inn(R) and Holiday Inn Express(R), and also operates 29 hotels under other brands, including Hampton Inn(R), Courtyard by Marriott(R) and Fairfield Inn(R).


                              THE ANNUAL MEETINGS

DATE, TIME AND PLACE


     The FelCor annual meeting will be held at 10:00 a.m. (Central time) on July , 1998 at the Embassy Suites Park Central hotel, 13131 North Central
Expressway, Dallas, Texas. The Bristol annual meeting will be held at 10:00 a.m.
(Central time) on July   , 1998 at the Crowne Plaza Hotel, 14315 Midway Road,
Dallas, Texas.


MATTERS TO BE CONSIDERED


     At the FelCor annual meeting, FelCor stockholders will be asked to adopt the merger agreement. As contemplated by the merger agreement, FelCor stockholders will be asked to approve amendments to FelCor's charter to increase the number of authorized FelCor common shares and FelCor preferred shares and to change FelCor's name to "FelCor Lodging Trust Incorporated." FelCor stockholders will also be asked to elect two directors, to approve the adoption of a new restricted stock and stock option plan for FelCor employees and directors and to authorize the adjournment or postponement of the FelCor annual meeting.



     At the Bristol annual meeting, Bristol stockholders will be asked to adopt the merger agreement. Bristol stockholders will also be asked to elect nine directors, to ratify an amendment to Bristol's equity incentive plan to increase the number of shares reserved for issuance and to approve the adoption of new equity incentive plans for spin-off company employees and directors.


RECORD DATE; QUORUM


     Only FelCor and Bristol stockholders of record as of the close of business on the May 28, 1998 record date are entitled to vote at the applicable annual meeting. On that date, there were 36,591,080 FelCor common shares and 43,806,401 Bristol common shares entitled to vote. A majority of the FelCor or Bristol common shares must be present or represented at the appropriate annual meeting in order for a quorum to exist. A quorum is required to hold an annual meeting.

REQUIRED VOTES


     FelCor and Bristol stockholders each have one vote for each common share owned on the record date. The affirmative votes of a majority of the FelCor common shares and Bristol common shares outstanding on the record date are required to approve the merger. The affirmative vote of a majority of the FelCor common shares outstanding on the record date is required to approve the amendments to FelCor's charter. Accordingly, if you fail to return your proxy card or to vote in person at the applicable meeting, the effect will be a vote against the merger and FelCor's charter amendments. The two candidates receiving the most votes at the FelCor annual meeting will be elected as FelCor directors. The nine directors receiving the most votes at the Bristol annual meeting will be elected as Bristol directors. The affirmative vote of a majority of the FelCor common shares actually voted on the proposal is required to approve FelCor's incentive plan proposal and to adjourn or postpone FelCor's annual meeting. The affirmative vote of a majority of the Bristol common shares actually voted on the applicable proposal is required to approve the Bristol incentive plan proposals.


SHARE OWNERSHIP OF MANAGEMENT AND CERTAIN STOCKHOLDERS


     On the record date, FelCor directors and executive officers controlled 1,576,464 FelCor common shares (approximately 4.3% of FelCor's outstanding common shares), and Bristol directors and executive officers owned 4,014,479 Bristol common shares (approximately 9.0% of Bristol's outstanding common shares). These directors and executive officers have indicated that they intend to vote in favor of the merger and the other proposals. Three Bristol stockholders who own a majority of the outstanding Bristol common shares have agreed to vote in favor of the merger. Accordingly, the merger will be approved by Bristol's stockholders regardless of how other Bristol stockholders may vote.


                        RECOMMENDATIONS TO STOCKHOLDERS


     THE FELCOR BOARD AND THE BRISTOL BOARD BELIEVE THAT THE MERGER AND THE OTHER PROPOSALS OF THEIR RESPECTIVE COMPANIES ARE IN THE BEST INTERESTS OF THEIR STOCKHOLDERS AND RECOMMEND THAT THEIR STOCKHOLDERS VOTE FOR THE MERGER AND ALL SUCH OTHER PROPOSALS.


                                   THE MERGER

     The merger agreement is attached as Annex A to this Joint Proxy Statement/Prospectus. The merger agreement is the legal document that governs the merger. We encourage you to read it in its entirety.

WHAT FELCOR STOCKHOLDERS WILL RECEIVE IN THE MERGER

     After the merger, each certificate representing FelCor common shares will, without any action on the part of FelCor stockholders, continue to represent the same number of common shares in the combined company. FelCor stockholders do not need to exchange their stock certificates after the merger.

WHAT BRISTOL STOCKHOLDERS WILL RECEIVE IN THE MERGER


     Bristol stockholders will receive in the merger 0.685 FelCor common shares for each existing Bristol common share. No fractional shares will be issued. Instead, Bristol stockholders will receive a check in payment for any FelCor fractional shares. Prior to the merger, FelCor will elect to pay an amount per share equal to either the closing trading price for FelCor common shares on the trading day immediately prior to the completion of the merger or the per share proceeds from the sale of the aggregate fractional shares in the open market promptly following the completion of the merger. Bristol stockholders should not send in their stock certificates until instructed to do so after the merger is completed.

BOARD OF DIRECTORS AND MANAGEMENT OF FELCOR FOLLOWING THE MERGER


     After the merger, FelCor's Board of Directors will add three members from the current Bristol Board. Following the merger, none of FelCor's directors will serve as a director of the spin-off company. Donald J. McNamara, the current Chairman of the Board of Bristol, will become Chairman of the Board of FelCor. Hervey A. Feldman, FelCor's current Chairman, will retire from FelCor's Board at the annual meeting and assume the title of Chairman Emeritus. The remaining management of FelCor will continue in the same positions following the merger.



SPECIAL INTERESTS OF CERTAIN DIRECTORS, OFFICERS AND STOCKHOLDERS OF BRISTOL IN THE MERGER



     Certain directors, executive officers and stockholders of Bristol have interests in the merger transactions that are in addition to or different from the interests of Bristol stockholders generally. These interests are:



     - Director Interests: The election of Donald J. McNamara, Richard C. North and Robert L. Lutz, Jr., who are members of Bristol's Board, to FelCor's Board as previously described, the election of Mr. McNamara as Chairman of the Board of FelCor and certain covenants in the merger agreement providing for continuing indemnification of Bristol directors and officers;



     - Director and Executive Officer Options: Existing options to purchase Bristol shares will be split into separate options to purchase spin-off company shares and FelCor shares;



     - Bass Interests: Holiday Corporation and Bass America Inc., which are subsidiaries of Bass plc and collectively own 31% of the outstanding common shares of Bristol, will receive $25.8 million, or $4.86 per share of the new spin-off company, in exchange for all spin-off company shares exceeding 9.9% of its outstanding shares. This redemption is necessary to prevent FelCor from losing its status as a REIT for federal income tax purposes. Another subsidiary of Bass plc, Holiday Hospitality Franchising, Inc., will continue as a franchisor of a substantial number of the Bristol hotels acquired by FelCor in the merger. In addition, the new spin-off company has undertaken to add at least 8,700 Holiday Hospitality-branded rooms to its existing portfolio of owned and operated hotels over a five-year period; and



     - Other Stockholder Interests: United/Harvey Holdings, L.P. (or its successors), presently a 31% stockholder of Bristol, together with Holiday Corporation and Bass America Inc., will enter into a stockholders agreement under which they each agree to vote in favor of election of one designee of the other to the FelCor Board. In addition, subject to limitations, FelCor has agreed to waive the 9.9% stock ownership limitation in its charter for these stockholders and grant them preemptive and registration rights relating to their FelCor stockholdings.



These interests are described in greater detail under the caption "Interests of Certain Persons in the Merger" at pages 61 to 62. The Bristol Board was aware of these interests and considered them in approving the merger and the spin-off. In considering the recommendation of the Bristol Board in respect of the merger agreement, Bristol stockholders should be aware of and consider these matters.



BENEFITS OF THE MERGER TO FELCOR AND ITS STOCKHOLDERS



     We believe that FelCor and its stockholders will receive a number of benefits from the acquisition of Bristol's hotel assets in the merger. These benefits include the further extension of FelCor's developing multi-brand strategy focused on full-service hotels, the establishment of FelCor as the largest non-paired share lodging REIT in terms of market capitalization and the creation of a new strategic alliance with the spin-off company, which will be the first independent, third party lessee of hotels owned by FelCor. In addition, the merger would be accretive to FelCor's estimated per share funds from operations in 1998, 1999 and 2000.



DETRIMENTS OF THE MERGER TO FELCOR AND ITS STOCKHOLDERS



     Stockholders should also consider certain potential detriments to FelCor related to the merger. These detriments include the possible adverse perception of the merger as a further departure from FelCor's original focus on upscale, all-suite hotels managed by the brand owner, the possibility that the Bristol hotels will not achieve the anticipated results from pending and planned renovation and redevelopment programs, and the assumption by FelCor in the merger of Bristol's debt. The increase in FelCor's debt leverage could adversely affect FelCor's ability to obtain future debt financing and result in increased borrowing costs. In addition, the merger has an adverse effect on FelCor's 1997 pro forma diluted earnings per share.



BENEFITS OF THE MERGER TO BRISTOL AND ITS STOCKHOLDERS



     We believe that Bristol's stockholders will benefit from the opportunity to continue their ownership interests in the Bristol hotels under FelCor's REIT structure, which avoids double taxation of earnings and currently offers a lower cost of capital and greater financial flexibility to fund future growth of the combined companies. As stockholders in FelCor, Bristol stockholders will also receive regular quarterly distributions. In addition, Bristol stockholders will be able, through the spin-off, to continue to own an equity interest in Bristol's hotel operating business, which FelCor is not permitted to own under the special limitations that apply to REITs.



DETRIMENTS OF THE MERGER TO BRISTOL AND ITS STOCKHOLDERS



     Bristol stockholders should also consider certain potential detriments from the merger with FelCor. The spin-off company will have fixed obligations to FelCor under the leases between the parties requiring, in certain circumstances, payments regardless of the operating results of the leased hotels. In addition, the spin-off will be a taxable transaction to Bristol and its stockholders for federal income tax purposes. Further, the spin-off company will be substantially dependent upon FelCor to finance future growth, but will have no contractural right to lease and operate hotels that may be acquired by FelCor in the future.


CONDITIONS TO THE MERGER

     The merger will be completed if a number of conditions are met, including the following:

     - The approval by the stockholders of FelCor and Bristol;

     - The occurrence of the spin-off; and

     - The receipt of legal opinions regarding certain tax consequences of the merger and FelCor's status as a REIT for tax purposes.


The merger agreement permits FelCor and Bristol to waive any of the conditions to the merger in favor of such party prior to obtaining the approval of its stockholders. If the parties elect to waive any condition after the receipt of stockholder approvals, they will comply with applicable law in determining whether the waiver of such condition would require the resolicitation of stockholder approvals of the merger.


TERMINATION OF THE MERGER AGREEMENT AND PAYMENT OF FEES

     FelCor and Bristol could agree to terminate the merger agreement, and either party may terminate the merger agreement if, in general:

     - We do not receive stockholder approval;

     - We do not complete the transactions by September 30, 1998;

     - An injunction prevents the merger or the spin-off;

     - The other party materially breaches the merger agreement and cannot cure the breach by September 30, 1998;

     - The Board of Directors of the other party adversely changes its recommendation of the merger; or

     - The other party takes certain actions in connection with a competing transaction.

Bristol also may terminate the merger agreement if the volume weighted average trading price for the FelCor common shares is less than $28.00 per share over any ten trading-day period.


     The merger agreement generally requires FelCor or Bristol to pay to the other a termination fee of $60 million if the merger agreement terminates under the circumstances described in the last three indented clauses in the preceding paragraph. The merger agreement also requires FelCor or Bristol to pay the other $5 million as reimbursement of transaction costs if the merger agreement is terminated in those circumstances or because such party's stockholders failed to approve the merger.


OPINIONS OF FINANCIAL ADVISORS

     In deciding to approve the merger, our Boards considered opinions from our respective financial advisors as to the fairness of the exchange ratio of 0.685 from a financial point of view. FelCor received an opinion from its financial advisor, BT Wolfensohn, and Bristol received an opinion from its financial advisor, Merrill Lynch, Pierce, Fenner & Smith, Incorporated.


     These opinions are attached as Annexes B and C to this Joint Proxy Statement/Prospectus. You are encouraged to read them. The financial advisors performed several analyses in connection with delivering their opinions. These analyses included comparing FelCor and Bristol historical stock prices, comparing FelCor and Bristol to other publicly traded companies and other business combinations and estimating the relative values of FelCor and Bristol and their contributions to the combined company based on past and estimated future financial performance. FelCor and Bristol have each agreed to pay its advisors approximately $3 million in financial advisory fees in connection with the services performed by its financial advisor. All or a substantial portion of these financial advisory fees are payable only upon completion of the merger.


CERTAIN FEDERAL INCOME TAX CONSEQUENCES


     We have structured the merger so that the stockholders of FelCor and Bristol should recognize no gain or loss in the merger except for cash paid to Bristol stockholders instead of fractional shares. The distribution of the common shares of the spin-off company will be a taxable dividend to Bristol stockholders. Jenkens & Gilchrist, a Professional Corporation, has delivered its opinion to FelCor and Jones, Day, Reavis & Pogue has delivered its opinion to Bristol that (based upon certain assumptions and representations referred to therein) the merger will be treated as a tax free reorganization except as to the cash received in payment for fractional shares. Jones Day has also delivered its opinion to Bristol that (based upon certain assumptions referred to therein) the spin-off will be treated as a taxable dividend of Bristol's earnings and profits to the stockholders of Bristol. Hunton & Williams has delivered its opinion that FelCor has qualified as a REIT since its formation and that the merger will not adversely affect FelCor's continued qualification as a REIT. These opinions are based on tax laws in existence on the date such opinions were delivered and other customary conditions and are not binding on the IRS.


     Tax matters are very complicated. The tax consequences of the merger and the spin-off to you will depend on the facts of your own situation. You should consult your tax advisor for a full understanding of the tax consequences to you of the merger and spin-off.

NO APPRAISAL RIGHTS

     Under applicable law, neither FelCor nor Bristol stockholders have rights to an appraisal of the value of their shares in connection with the merger or the spin-off.

COMPARATIVE MARKET PRICE INFORMATION; LISTING


     The FelCor common stock and Bristol common stock are each listed on the New York Stock Exchange. FelCor will also list the FelCor common shares to be issued in the merger on that exchange. On March 23, 1998, the last full trading day prior to the public announcement of the transaction, FelCor common shares closed at $36 1/8 per share and Bristol common shares closed at $27 5/8 per share. On
June   , 1998, FelCor
common shares closed at $     per share and Bristol common shares closed at
$     per share. We encourage you to obtain current market quotations.


DIFFERENCES IN STOCKHOLDERS' RIGHTS



     The rights of Bristol stockholders differ from the rights of FelCor stockholders in a number of ways. FelCor is incorporated under the laws of the State of Maryland and Bristol is incorporated under the laws of the State of Delaware, which have different laws with respect to the rights of stockholders. In addition, FelCor's charter and bylaws include a number of provisions that are typical for the organizational documents of REITs like FelCor but are not typically found in the organizational documents of "C" corporations like Bristol. Bristol stockholders, whose rights as stockholders currently are governed by Delaware law, Bristol's charter and Bristol's bylaws, upon completion of the merger, will become stockholders of FelCor, and their rights as stockholders then will be governed by Maryland law, FelCor's charter and FelCor's bylaws. Among the material differences in rights and limitations which will become applicable to Bristol stockholders following the merger are:



     - FelCor's charter prohibits any person from owning more than 9.9% of any class of its capital stock;



     - FelCor has issued and outstanding 6,107,500 preferred shares that have rights as to distributions and upon liquidation that are senior to holders of its common shares;



     - FelCor's directors serve staggered terms of three years, which may prevent or delay stockholders from changing a majority of FelCor's board;



     - FelCor's charter requires a majority of FelCor's directors to meet certain independence standards;



     - FelCor's charter and bylaws do not contain certain anti-takeover provisions that are currently applicable to Bristol stockholders, including requirements that a majority of the Bristol common shares, as compared to 10% of FelCor's common shares, will be required to call a special meeting of stockholders and that a vote of 80% of the Bristol common shares, as compared to a majority of the FelCor common shares, will be required to remove a director.


                                  THE SPIN-OFF

WHY BRISTOL IS EFFECTING THE SPIN-OFF

     The spin-off is a condition to the proposed merger of Bristol into FelCor. The spin-off will permit Bristol stockholders to continue to own an equity stake in Bristol's hotel operating business, which FelCor is not permitted to own under the special limitations that apply to REITs.

WHEN THE SPIN-OFF WILL OCCUR

     If the merger is approved by the stockholders of both companies, the spin-off will occur on the business day before the merger. Completion of the spin-off is a condition to the merger. If the merger is not approved, the spin-off will not occur.

WHAT BRISTOL AND FELCOR STOCKHOLDERS WILL RECEIVE IN THE SPIN-OFF

     In the spin-off, Bristol stockholders will receive one common share of the spin-off company for every two existing Bristol common shares held by them on the date the spin-off occurs. FelCor stockholders will not receive any shares in the spin-off company.


FEDERAL INCOME TAX CONSEQUENCES OF THE SPIN-OFF



     The spin-off of the common shares of the spin-off company to Bristol stockholders will be taxable to Bristol and a taxable dividend to Bristol's stockholders. The amount of that dividend is based on various factors but is currently estimated to be between $5.00 and $7.00 per spin-off company common share (or $2.50 to $3.50 per Bristol common share). The final amount may be higher or lower and will be reported to

Bristol stockholders as promptly as practicable after the spin-off. The tax basis of a Bristol stockholder in the spin-off company common shares will equal the amount of dividend income reported for federal income tax purposes.

BUSINESS OF SPIN-OFF COMPANY


     Following the spin-off, by continuing Bristol's current hotel operating business, the spin-off company will be one of the leading hotel operating companies in the U.S. and will operate more Holiday Hospitality branded hotels than any other company. The spin-off company will lease from FelCor the Bristol hotels included in the merger. The initial terms of these leases will be from five to 15 years, with optional renewals of up to a total term of 15 years. The spin-off company will operate primarily full-service hotels in the upscale and midscale segments of the hotel market and expects to work together with FelCor in the acquisition and leasing of additional hotels.


BOARD OF DIRECTORS, MANAGEMENT AND EMPLOYEES OF SPIN-OFF COMPANY

     After the merger, the employees and management of Bristol will generally become the employees and management of the spin-off company. The spin-off company's board of directors will initially consist of eight directors, five of whom are current Bristol directors. J. Peter Kline will become Chairman of the Board and Chief Executive Officer and John A. Beckert will become President and Chief Operating Officer of the spin-off company.

LISTING OF SPIN-OFF COMPANY'S COMMON STOCK


     Bristol has applied to list the common shares of the spin-off company on the New York Stock Exchange. Although Bristol expects that such shares will be approved for such listing, there can be no assurance that such listing will be approved.


STOCKHOLDER APPROVAL


     Stockholder approval of the spin-off is not required under applicable law, and no such approval is being sought.


ADDITIONAL INFORMATION ABOUT THE SPIN-OFF

     An information statement related to the new spin-off company is being furnished to Bristol stockholders together with this document. Bristol stockholders are encouraged to review the information statement in its entirety.

                 SELECTED CONSOLIDATED PRO FORMA AND HISTORICAL
                       FINANCIAL DATA OF FELCOR AND DJONT


     The following tables set forth selected pro forma and historical operating and financial data for FelCor and DJONT and selected combined historical financial data for the FelCor Initial Hotels that were the predecessor to FelCor. The selected historical financial data for FelCor and DJONT for the three months ended March 31, 1998 has been derived from the historical financial statements and the notes thereto of FelCor and DJONT included in FelCor's Quarterly Report on Form 10-Q for the three months ended March 31, 1998. The selected historical financial data for FelCor and DJONT for the years ended December 31, 1997, 1996 and 1995 and the period from July 28, 1994 (inception of operations) to December 31, 1994 has been derived from the historical financial statements of FelCor and DJONT and the notes thereto, audited by Coopers & Lybrand, L.L.P., independent accountants. The selected historical financial data for FelCor and DJONT is qualified in its entirety by, and should be read in conjunction with, the Consolidated Financial Statements and Notes of FelCor and DJONT contained in FelCor's Annual Report on Form 10-K and 10-K/A for the year ended December 31, 1997 and in FelCor's Quarterly Report on Form 10-Q for the three months ended March 31, 1998, which are incorporated herein by reference.


     The selected combined historical financial statements for the FelCor Initial Hotels are presented for the year ended December 31, 1993 and the period from January 1, 1994 to July 27, 1994 and represent the operations of the six hotels acquired by FelCor upon completion of FelCor's initial public offering of common stock in July 1994. The FelCor Initial Hotels data is derived by combining the selected combined historical financial data of the E-5 Hotels for periods prior to the acquisition of such hotels by a FelCor affiliate and the selected combined historical financial data of a FelCor affiliate prior to the FelCor initial public offering. The selected combined historical financial data for the E-5 Hotels and the FelCor Hotels have been derived from the historical financial statements and notes thereto, audited by Coopers & Lybrand L.L.P., independent accountants.

     The FelCor selected pro forma operating and financial data set forth below is qualified in its entirety, by, and should be read in conjunction with, the unaudited pro forma financial statements of FelCor included elsewhere herein. The pro forma financial information is not necessarily indicative of what the actual financial position and results of operations of FelCor would have been as of and for the periods indicated, nor does it purport to represent the future financial position and results of operations of FelCor.

                           FELCOR SUITE HOTELS, INC.

         SELECTED PRO FORMA AND HISTORICAL OPERATING AND FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                             PRO FORMA                              HISTORICAL
                                            (UNAUDITED)           ----------------------------------------------
                                    ---------------------------   THREE MONTHS
                                    THREE MONTHS                     ENDED
                                       ENDED        YEAR ENDED     MARCH 31,         YEAR ENDED DECEMBER 31,
                                     MARCH 31,     DECEMBER 31,       1998       -------------------------------
                                        1998           1997       (UNAUDITED)      1997       1996       1995
                                    ------------   ------------   ------------   --------   --------   ---------
OPERATING DATA:
REVENUE
 Percentage lease revenue.........    $116,773       $441,768       $ 56,060     $169,114   $ 97,950   $  23,787
 Equity in income from
   unconsolidated entities........       1,847          8,788          1,293        6,963      2,010         513
 Other revenue....................                                       175          574        984       1,691
                                      --------       --------       --------     --------   --------   ---------
TOTAL REVENUE.....................     118,620        450,556         57,528      176,651    100,944      25,991
                                      --------       --------       --------     --------   --------   ---------
EXPENSES
 General and administrative.......       1,449          5,163          1,199        3,743      1,819         870
 Depreciation.....................      31,460        121,817         15,887       50,798     26,544       5,232
 Taxes, insurance and other.......      18,139         68,206          7,270       23,093     13,897       2,563
 Interest expense.................      27,988        110,838          9,731       28,792      9,803       2,004
 Minority interest in FelCor
   Operating Partnership..........       1,693          6,147          1,751        5,817      5,590       3,131
 Minority interest in other
   partnerships...................         243          1,157            190          573
                                      --------       --------       --------     --------   --------   ---------
TOTAL EXPENSES....................      80,972        313,328         36,028      112,816     57,653      13,800
                                      --------       --------       --------     --------   --------   ---------
INCOME BEFORE EXTRAORDINARY
 CHARGE...........................      37,648        137,228         21,500       63,835     43,291      12,191
 Extraordinary charge from write
   off of deferred financing
   fees...........................                                      (556)        (185)    (2,354)
                                      --------       --------       --------     --------   --------   ---------
NET INCOME........................      37,684        137,228         20,944       63,650     40,937      12,191
 Preferred dividends..............       6,183         24,735          2,949       11,797      7,734
                                      --------       --------       --------     --------   --------   ---------
NET INCOME APPLICABLE TO COMMON
 STOCKHOLDERS.....................    $ 31,465       $112,493       $ 17,995     $ 51,853   $ 33,203   $  12,191
                                      ========       ========       ========     ========   ========   =========
BASIC EARNINGS PER SHARE(1)
 Income applicable to common
   stockholders before
   extraordinary charge...........    $   0.46       $   1.66       $   0.51     $   1.67   $   1.54   $    1.71
 Extraordinary charge.............                                     (0.02)       (0.01)     (0.10)
                                      --------       --------       --------     --------   --------   ---------
 Net income applicable to common
   stockholders...................    $   0.46       $   1.66       $   0.49     $   1.66   $   1.44   $    1.71
                                      ========       ========       ========     ========   ========   =========
 Weighted average common shares
   outstanding....................      67,672         67,630         36,539       31,269     23,023       7,137
                                      ========       ========       ========     ========   ========   =========
DILUTED EARNINGS PER SHARE(1)
 Income applicable to common
   stockholders before
   extraordinary charge...........    $   0.46       $   1.64       $   0.51     $   1.65   $   1.53   $    1.69
 Extraordinary charge.............                                     (0.02)       (0.01)     (0.10)
                                      --------       --------       --------     --------   --------   ---------
 Net income.......................    $   0.46       $   1.64       $   0.49     $   1.64   $   1.43   $    1.69
                                      ========       ========       ========     ========   ========   =========
 Weighted average common shares
   outstanding....................      68,707         68,626         36,905       31,610     23,218       7,199
                                      ========       ========       ========     ========   ========   =========

                                           HISTORICAL
                                    -------------------------

                                    PERIOD FROM JULY 28, 1994
                                    (INCEPTION OF OPERATIONS)
                                    THROUGH DECEMBER 31, 1994
                                    -------------------------
OPERATING DATA:
REVENUE
 Percentage lease revenue.........           $6,043
 Equity in income from
   unconsolidated entities........
 Other revenue....................              207
                                             ------
TOTAL REVENUE.....................            6,250
                                             ------
EXPENSES
 General and administrative.......              355
 Depreciation.....................            1,487
 Taxes, insurance and other.......              881
 Interest expense.................              109
 Minority interest in FelCor
   Operating Partnership..........              907
 Minority interest in other
   partnerships...................
                                             ------
TOTAL EXPENSES....................            3,739
                                             ------
INCOME BEFORE EXTRAORDINARY
 CHARGE...........................            2,511
 Extraordinary charge from write
   off of deferred financing
   fees...........................
                                             ------
NET INCOME........................            2,511
 Preferred dividends..............
                                             ------
NET INCOME APPLICABLE TO COMMON
 STOCKHOLDERS.....................           $2,511
                                             ======
BASIC EARNINGS PER SHARE(1)
 Income applicable to common
   stockholders before
   extraordinary charge...........           $ 0.54
 Extraordinary charge.............
                                             ------
 Net income applicable to common
   stockholders...................           $ 0.54
                                             ======
 Weighted average common shares
   outstanding....................            4,690
                                             ======
DILUTED EARNINGS PER SHARE(1)
 Income applicable to common
   stockholders before
   extraordinary charge...........           $ 0.54
 Extraordinary charge.............
                                             ------
 Net income.......................           $ 0.54
                                             ======
 Weighted average common shares
   outstanding....................            4,690
                                             ======

                           FELCOR SUITE HOTELS, INC.

                (IN THOUSANDS, EXCEPT RATIOS AND PER SHARE DATA)


                                             PRO FORMA                               HISTORICAL
                                            (UNAUDITED)           ------------------------------------------------
                                    ---------------------------   THREE MONTHS
                                    THREE MONTHS                     ENDED
                                       ENDED        YEAR ENDED     MARCH 31,          YEAR ENDED DECEMBER 31,
                                     MARCH 31,     DECEMBER 31,       1998       ---------------------------------
                                        1998           1997       (UNAUDITED)       1997        1996       1995
                                    ------------   ------------   ------------   ----------   --------   ---------
OTHER DATA:
 Cash dividends per common
   share(2).......................   $     0.55     $     2.10     $     0.55    $     2.10   $   1.92   $    1.84
 Funds From Operations(3).........       70,232        262,795         41,685       129,815     77,141      20,707
 Weighted average common share and
   units outstanding(4)...........       76,428         76,351         44,575        39,157     29,306       8,989
 EBITDA(5)........................      113,295        379,016         63,929       153,496     86,583      22,203
 Ratio of EBITDA to interest
   paid...........................          4.1x           3.5x           6.9x          7.2x       9.4x       15.1x
 Ratio of earnings to combined
   fixed charges and preferred
   stock dividends(6).............          2.0x           1.9x           2.6x          2.4x       3.1x        8.6x
 Cash provided by financing
   activities.....................           --             --         (7,744)      600,132    251,906     407,897
 Cash provided by operating
   activities.....................           --             --         33,177        97,478     67,494      17,003
 Cash used in investing
   activities.....................           --             --        (17,243)     (687,860)  (478,428)   (259,197)
BALANCE SHEET DATA:
 Cash and short term
   investments....................   $   25,733             --     $   25,733    $   17,543   $  7,793   $ 166,821
 Investment in hotel properties,
   net............................    3,803,352             --      1,514,639     1,489,764    899,691     325,155
 Investment in unconsolidated
   entities.......................      130,728             --        118,069       132,991     59,867      13,819
 Total assets.....................    4,024,486             --      1,708,836     1,673,364    978,788     548,359
 Debt and capital lease
   obligations....................    1,452,041             --        494,700       476,819    239,425      19,666
 Minority interest in FelCor
   Operating Partnership..........       92,153             --         76,792        73,451     76,112      58,837
 Shareholders' equity.............    2,354,059             --      1,078,276     1,078,498    641,926     461,386

                                           HISTORICAL
                                    -------------------------

                                    PERIOD FROM JULY 28, 1994
                                    (INCEPTION OF OPERATIONS)
                                    THROUGH DECEMBER 31, 1994
                                    -------------------------
OTHER DATA:
 Cash dividends per common
   share(2).......................          $    0.66
 Funds From Operations(3).........              4,905
 Weighted average common share and
   units outstanding(4)...........              6,385
 EBITDA(5)........................              5,014
 Ratio of EBITDA to interest
   paid...........................                 --
 Ratio of earnings to combined
   fixed charges and preferred
   stock dividends(6).............               32.4x
 Cash provided by financing
   activities.....................             97,952
 Cash provided by operating
   activities.....................              3,959
 Cash used in investing
   activities.....................           (100,793)
BALANCE SHEET DATA:
 Cash and short term
   investments....................          $   1,118
 Investment in hotel properties,
   net............................            104,800
 Investment in unconsolidated
   entities.......................
 Total assets.....................            108,305
 Debt and capital lease
   obligations....................              8,750
 Minority interest in FelCor
   Operating Partnership..........             25,685
 Shareholders' equity.............             69,255


---------------

(1) In 1997, FelCor adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" which established new standards for computing and presenting earnings per share. Earnings per share for all periods presented have been calculated according to this standard. Basic earnings per share have been computed by dividing net income applicable to common shares by the weighted average number of common shares outstanding. Diluted earnings per share have been computed by dividing net income applicable to common shares by the weighted average number of common shares and equivalents outstanding. Common share and unit equivalents that have a dilutive effect represent stock options issued to officers and key employees and unvested restricted stock grants issued to certain officers of FelCor.

(2) Pro forma cash dividends per common share do not include a one-time distribution of accumulated earnings and profits.

(3) The White Paper on Funds From Operations approved in March 1995 by the Board of Governors of NAREIT, the National Association of Real Estate Investment Trusts, defines Funds From Operations as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from debt restructuring and sales of properties, plus real estate related depreciation and amortization and after comparable adjustments for FelCor's portion of these items related to unconsolidated entities and joint ventures. FelCor believes that Funds From Operations is helpful to investors as a measure of the performance of an equity REIT because, along with cash flow from operating activities, financing activities and investing activities, it provides investors with an indication of the ability of FelCor to incur and service debt, to make capital expenditures and to fund other cash needs. FelCor computes Funds From Operations in accordance with standards established by NAREIT which may not be comparable to

                           FELCOR SUITE HOTELS, INC.

     Funds From Operations reported by other REITs that do not define the term in accordance with the current NAREIT definition or that interpret the current NAREIT definition differently than FelCor. Funds From Operations does not represent cash generated from operating activities determined by GAAP and should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of FelCor's financial performance or to cash flow from operating activities (determined in accordance with GAAP) as a measure of FelCor's liquidity, nor is it indicative of funds available to fund FelCor's cash needs, including its ability to make cash distributions. Funds From Operations may include funds that may not be available for management's discretionary use due to functional requirements to conserve funds for capital expenditures and property acquisitions, and other commitments and uncertainties.

     The following is a reconciliation of net income to Funds From Operations:


                                                                                HISTORICAL
                                                        -----------------------------------------------------------
                                   PRO FORMA                                                           PERIOD FROM
                                  (UNAUDITED)                                                         JULY 28, 1994
                          ---------------------------   THREE MONTHS                                  (INCEPTION OF
                          THREE MONTHS                     ENDED                                       OPERATIONS)
                             ENDED        YEAR ENDED     MARCH 31,       YEAR ENDED DECEMBER 31,         THROUGH
                           MARCH 31,     DECEMBER 31,       1998       ----------------------------   DECEMBER 31,
                              1998           1997       (UNAUDITED)      1997      1996      1995         1994
                          ------------   ------------   ------------   --------   -------   -------   -------------
Net income..............    $37,648        $137,228       $20,944      $ 63,650   $40,937   $12,191      $2,511
Less: Dividends on
  nonconvertible
  preferred shares......     (3,234)        (12,938)
Add:
Minority interest in
  FelCor Operating
  Partnership...........      1,693           6,147         1,751         5,817     5,590     3,131         907
Depreciation............     31,460         121,817        15,887        50,798    26,544     5,232       1,487
Depreciation from
  unconsolidated
  entities..............      2,665          10,541         2,547         9,365     1,716       153
Extraordinary charge
  from write off of
  deferred financing
  fees..................                                      556           185     2,354
                            -------        --------       -------      --------   -------   -------      ------
Funds From Operations
  (FFO).................    $70,232        $262,795       $41,685      $129,815   $77,141   $20,707      $4,905
                            =======        ========       =======      ========   =======   =======      ======


(4) Weighted average common shares and units are computed including dilutive options, unvested restricted stock grants and assuming conversion of convertible preferred stock to common stock.

(5) EBITDA is computed by adding net income, minority interest in the FelCor Operating Partnership, interest expense, FelCor's portion of interest expense from unconsolidated entities, income taxes, depreciation expense, amortization expense, extraordinary expenses and cash distributions paid by

                           FELCOR SUITE HOTELS, INC.

     unconsolidated entities and deducting extraordinary income and equity in income from unconsolidated entities. A reconciliation of Funds From Operations to EBITDA is as follows (in thousands):


                                                                                HISTORICAL
                                                        -----------------------------------------------------------
                                   PRO FORMA                                                           PERIOD FROM
                                  (UNAUDITED)                                                         JULY 28, 1994
                          ---------------------------   THREE MONTHS                                  (INCEPTION OF
                          THREE MONTHS                     ENDED                                       OPERATIONS)
                             ENDED        YEAR ENDED     MARCH 31,       YEAR ENDED DECEMBER 31,         THROUGH
                           MARCH 31,     DECEMBER 31,       1998       ----------------------------   DECEMBER 31,
                              1998           1997       (UNAUDITED)      1997      1996      1995         1994
                          ------------   ------------   ------------   --------   -------   -------   -------------
Funds From Operations...    $ 70,232       $262,795       $41,685      $129,815   $77,141   $20,707      $4,905
  Add back:
    Interest expense....      27,988        110,838         9,731        28,792     9,803     2,004         109
    Interest expense
      from
      unconsolidated
      entities..........       1,629          6,453         1,629         5,896       819
    Amortization
      expense...........         214          1,110           214         1,110       592       158
    Cash distributions
      from
      unconsolidated
      entities..........      14,510          4,211        14,510         4,211     1,954
    Dividends on
      nonconvertible
      preferred
      shares............       3,234         12,938
  Deduct:
    Equity in income
      from
      unconsolidated
      entities..........      (1,847)        (8,788)       (1,293)       (6,963)   (2,010)     (513)
    Depreciation from
      unconsolidated
      entities..........      (2,665)       (10,541)       (2,547)       (9,365)   (1,716)     (153)
                            --------       --------       -------      --------   -------   -------      ------
EBITDA..................    $113,295       $379,016       $63,929      $153,496   $86,583   $22,203      $5,014
                            ========       ========       =======      ========   =======   =======      ======


(6) For purpose of computing the ratio of earnings to combined fixed charges and preferred dividends, earnings consist of net income plus fixed charges and minority interest in the FelCor Operating Partnership, excluding capitalized interest, and fixed charges consist of interest, whether expensed or capitalized, and amortization of loan costs.

                             FELCOR INITIAL HOTELS

                  SELECTED COMBINED HISTORICAL FINANCIAL DATA
                                 (IN THOUSANDS)

                             JANUARY 1, 1994        COMBINED            E-5 HOTELS          FELCOR HOTELS
                                 THROUGH           YEAR ENDED           YEAR ENDED           YEAR ENDED
                              JULY 27, 1994     DECEMBER 31, 1993    DECEMBER 31, 1993    DECEMBER 31, 1993
                             ---------------    -----------------    -----------------    -----------------
Statement of Operations
  Data:
Suite revenue..............      $21,884             $33,550              $15,684              $17,866
Other revenue..............        1,307               2,002                  910                1,092
                                 -------             -------              -------              -------
          Total revenue....       23,191              35,552               16,594               18,958
Hotel expenses.............       15,238              22,048               10,006               12,042
Depreciation...............        2,325               4,092                2,331                1,761
Interest expense...........        3,446               5,437                2,615                2,822
Other corporate expenses...          620               3,260                1,670                1,590
                                 -------             -------              -------              -------
          Net income.......      $ 1,562             $   715              $   (28)             $   743
                                 =======             =======              =======              =======

                            DJONT OPERATIONS, L.L.C.

                SELECTED HISTORICAL OPERATING AND FINANCIAL DATA
                                 (IN THOUSANDS)


                              THREE MONTHS
                                 ENDED           YEAR ENDED DECEMBER 31,      PERIOD FROM JULY 28, 1994
                             MARCH 31, 1998   -----------------------------   (INCEPTION OF OPERATIONS)
                              (UNAUDITED)       1997       1996      1995     THROUGH DECEMBER 31, 1994
                             --------------   --------   --------   -------   -------------------------
Suite/room revenue.........     $143,284      $456,614   $234,451   $65,649            $16,094
Food and beverage rent.....        1,173         4,393      2,334       534                 61
Food and beverage
  revenue..................       15,264        34,813     15,119     2,462              1,112
Other revenue..............       11,368        38,690     17,340     3,924              1,020
                                --------      --------   --------   -------            -------
          Total revenue....      171,089       534,510    269,244    72,569             18,287
Hotel expenses.............       38,605       128,077     66,236    18,455              4,699
Operating expenses.........       62,912       189,783     98,727    26,575              7,330
Percentage lease
  expenses.................       68,438       216,990    107,935    26,945              6,043
Lessee overhead expense....          359         2,332      1,776       834                106
                                --------      --------   --------   -------            -------
          Net income
            (loss).........     $    775      $ (2,672)  $ (5,430)  $  (240)           $   109
                                ========      ========   ========   =======            =======

                        SELECTED CONSOLIDATED HISTORICAL
                           FINANCIAL DATA OF BRISTOL


     The following tables set forth selected historical financial data for Bristol for the three months ended March 31, 1998, the years ended December 31, 1997 and 1996, and the 11 months ended December 31, 1995 and for Bristol's predecessor, a group of entities referred to as the "Harvey Hotel Companies", for the two years ended December 31, 1994 and 1993, and for the month ended January 31, 1995. The selected balance sheet data for Bristol is presented as of March 31, 1998, December 31, 1997, 1996 and 1995. The selected balance sheet data for the Harvey Hotel Companies is presented as of December 31, 1994 and 1993.



     The selected financial data for Bristol set forth below is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and notes thereto for Bristol included in Bristol's Annual Report on Form 10-K/A as amended for the year ended December 31, 1997 and Bristol's Form 10-Q for the three months ended March 31, 1998, which is incorporated herein by reference.



     The selected financial data for the Harvey Hotel Companies has been derived from financial statements audited by Price Waterhouse LLP, independent accountants, each of which financial statements is included or incorporated by reference herein. The selected financial data for the Harvey Hotel Companies set forth below is qualified in its entirety by, and should be read in conjunction with, the financial statements and notes thereto included in the Bristol 1997 10-K/A as amended, which is incorporated herein by reference.

                             BRISTOL HOTEL COMPANY

                       SELECTED HISTORICAL FINANCIAL DATA
                       (IN THOUSANDS, EXCEPT SHARE DATA)


                                               THREE MONTHS                              ELEVEN MONTHS
                                                  ENDED                                      ENDED
                                                MARCH 31,      YEAR ENDED DECEMBER 31,   DECEMBER 31,
                                              --------------   -----------------------   -------------
                                                   1998           1997         1996          1995
                                              --------------   ----------   ----------   -------------
OPERATING DATA:
REVENUE:
  Rooms.....................................    $  120,372      $377,380     $149,794      $115,771
  Food, beverage and other..................        38,430       127,138       62,046        49,424
                                                ----------      --------     --------      --------
          Total revenue.....................       158,802       504,518      211,840       165,195
OPERATING COSTS AND EXPENSES:
  Departmental expenses:
     Rooms..................................        33,424       105,063       37,706        32,692
     Food, beverage and other...............        23,694        79,092       35,810        31,376
  Undistributed operating expenses:
     Administration and general,
       marketing............................        27,117        78,694       33,821        28,254
     Property operating costs...............        24,474        79,633       28,402        24,738
     Depreciation and amortization..........        12,906        39,690       18,377        13,505
     Corporate expense......................         6,290        24,450       10,958         8,035
                                                ----------      --------     --------      --------
          Operating income..................        30,897        97,896       46,766        26,595
                                                ----------      --------     --------      --------
  Other expenses:
     Interest expense.......................        12,513        44,591       18,616        18,374
     Other non-operating expenses...........            --            --           --           430
     Equity in income of joint ventures.....          (554)       (1,916)          --            --
     Income taxes...........................         7,576        22,007       10,401         2,822
                                                ----------      --------     --------      --------
Income before extraordinary item............        11,362        33,214       17,749         4,969
Extraordinary loss on early extinguishment
  of debt, net of income taxes..............            --        12,741           --         1,908
                                                ----------      --------     --------      --------
Net income..................................    $   11,362      $ 20,473     $ 17,749      $  3,061
                                                ==========      ========     ========      ========
Diluted earnings per common and common
  equivalent share:
  Income before extraordinary item..........    $     0.26      $   0.87     $   0.70      $   0.28
  Net income................................    $     0.26      $   0.53     $   0.70      $   0.17
Weighted average number of common and common
  equivalent shares outstanding -- diluted
  (in thousands)............................        44,535        38,332       25,526        17,909



                                                                         DECEMBER 31,
                                                  MARCH 31,    --------------------------------
                                                     1998         1997        1996       1995
                                                  ----------   ----------   --------   --------
BALANCE SHEET DATA:
  Cash and cash equivalents.....................  $   79,649   $   86,167   $  4,666   $  7,906
  Property and equipment -- net.................   1,468,407    1,439,167    552,564    470,705
  Total assets..................................   1,693,167    1,666,638    592,788    512,901
  Long-term debt including current portion......     714,890      717,319    232,694    170,544
  Stockholders' equity..........................     661,873      648,794    252,157    236,122

                      HARVEY HOTEL COMPANIES (PREDECESSOR)

                  SELECTED HISTORICAL COMBINED FINANCIAL DATA
                                 (IN THOUSANDS)

                                                                                   YEAR ENDED
                                                                                  DECEMBER 31,
                                                             MONTH ENDED       ------------------
                                                           JANUARY 31, 1995     1994       1993
                                                           ----------------    -------    -------
OPERATING DATA:
REVENUE:
  Rooms..................................................       $4,006         $44,972    $39,968
  Food, beverage and other...............................        1,937          25,379     24,054
                                                                ------         -------    -------
  Total revenue..........................................        5,943          70,351     64,022
                                                                ------         -------    -------
OPERATING COSTS AND EXPENSES:
Departmental expenses:
  Rooms..................................................        1,124          10,344      9,469
  Food, beverage and other...............................        1,055          14,835     14,600
Undistributed operating expenses:
  Administrative and general, marketing..................          579          11,369     10,285
  Property operating costs...............................          629          10,563     10,086
  Depreciation...........................................          309           4,041      3,963
  Corporate expense......................................          315           3,761      2,827
                                                                ------         -------    -------
          Operating income...............................        1,932          15,438     12,792
                                                                ------         -------    -------
Other (income) expenses:
  Interest expense, net..................................          652           7,631      7,737
  Other non-operating income.............................           --            (337)      (241)
                                                                ------         -------    -------
Income before extraordinary item.........................       $1,280         $ 8,144    $ 5,296
                                                                ======         =======    =======

                                                                  DECEMBER 31,
                                                              --------------------
                                                                1994        1993
                                                              --------    --------
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $  4,118    $    395
Property and equipment, net.................................    80,635      72,387
Total assets................................................   109,874      99,635
Long-term debt, including current portion...................   114,054     112,963
Equity......................................................   (11,988)    (20,604)

                      SELECTED COMPARATIVE PER SHARE DATA

     The following table sets forth selected historical per share data for FelCor and Bristol, selected unaudited pro forma per share data for FelCor giving effect to the merger using the purchase method of accounting and the equivalent pro forma per share amounts for Bristol. The pro forma data is not necessarily indicative of actual financial position or future operating results or that which would have occurred or will occur upon consummation of the merger.

     The information shown below should be read in conjunction with (i) the consolidated financial statements and notes thereto incorporated herein by reference and (ii) the selected pro forma financial data included elsewhere in this Joint Proxy Statement/Prospectus.

     Unless otherwise indicated, all references to the number of shares and per share amounts for Bristol have been restated to reflect the impact of the 3-for-2 stock split on the Bristol common shares effected in the form of a stock dividend distributed on June 30, 1997.

COMPARATIVE PER SHARE INFORMATION


                                                                   FOR THE THREE MONTHS ENDED
                                                                         MARCH 31, 1998
                                                     ------------------------------------------------------
                                                                                                 BRISTOL
                                                       FELCOR      BRISTOL        FELCOR        PRO FORMA
                                                     HISTORICAL   HISTORICAL   PRO FORMA(1)   EQUIVALENT(2)
                                                     ----------   ----------   ------------   -------------
Basic net income per common share before
  extraordinary items..............................    $  .51       $  .26        $  .46         $  .32
Diluted net income per common share before
  extraordinary items..............................       .51          .26           .46            .32
Cash distributions per common share................       .55           --           .55            .38
Book value per common share........................     25.33(3)     15.11(3)      30.40(3)       20.82



                                                                       FOR THE YEAR ENDED
                                                                       DECEMBER 31, 1997
                                                     ------------------------------------------------------
                                                                                                 BRISTOL
                                                       FELCOR      BRISTOL        FELCOR        PRO FORMA
                                                     HISTORICAL   HISTORICAL   PRO FORMA(1)   EQUIVALENT(2)
                                                     ----------   ----------   ------------   -------------
Basic net income per common share before
  extraordinary items..............................    $ 1.67       $  .89        $ 1.66         $ 1.14
Diluted net income per common share before
  extraordinary items..............................      1.65          .87          1.64           1.12
Cash distributions per common share................      2.10           --          2.10           1.44
Book value per common share........................     25.33(3)     14.87(3)         --             --


---------------


(1) The pro forma per share data for FelCor is presented as if the merger and the transactions contemplated thereby, and certain other recent transactions (which include the transactions described in "Pro Forma Financial Information") had occurred as of January 1, 1997.



(2) The equivalent per share amounts of Bristol are calculated by multiplying pro forma net income per FelCor common share, pro forma cash distributions/dividends per FelCor common share and pro forma book value per FelCor common share (post-merger) by the exchange ratio of 0.685.


(3) Book value per common share was calculated using stockholders' equity as reflected in the historical and pro forma financial statements divided by the number of FelCor or Bristol common shares outstanding.

DISTRIBUTION POLICIES


     FelCor has adopted a policy of paying regular quarterly distributions on FelCor common shares and has paid cash distributions on FelCor common shares each quarter since its inception. In order to qualify for the tax benefits accorded to REITs under the Internal Revenue Code of 1986, FelCor must make annual distributions of at least 95% of its taxable income (which does not include net capital gains). See "Federal Income Tax Considerations."


     FelCor currently anticipates that it will maintain at least the current dividend rate for the immediate future, unless actual results of operations, economic conditions or other factors differ from its current expectations. Future distributions, if any, paid by FelCor will be at the discretion of FelCor's Board of Directors and will depend on the actual cash flow of FelCor, its financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Code and such other factors as the FelCor Board deems relevant. FelCor expects to make a special cash distribution before the end of 1998 in an amount sufficient to eliminate Bristol's accumulated earnings and profits at the time of the merger. See "Federal Income Tax Considerations -- Qualification and Operation of FelCor as a REIT; Ownership and Disposition of FelCor Common Shares -- Distribution Requirements."



     The provisions of the FelCor Series A and Series B preferred shares prohibit the declaration and payment of distributions on FelCor common shares unless full cumulative dividends on the FelCor Series A and Series B preferred shares have been or contemporaneously are declared and paid or set aside for payment. The annual dividend rate for the FelCor Series A preferred shares is a minimum of $1.95 per share. The annual dividend rate for the depositary shares representing the FelCor Series B preferred shares is $2.25 per depositary share. All preferred dividends on the FelCor Series A and Series B preferred shares are current. In addition, the terms of FelCor's debt instruments further restrict FelCor's ability to make distributions with respect to its capital stock, although FelCor generally is permitted to make distributions in amounts necessary to maintain its status as a REIT.


     Bristol has not paid any cash dividends on the Bristol common shares since its inception in December 1995 and does not anticipate that it will do so in the foreseeable future. Instruments governing certain of Bristol's indebtedness restrict the payment of dividends on its common shares.

                            COMPARATIVE MARKET DATA

     FelCor's common shares and Bristol's common shares are listed on the New York Stock Exchange. FelCor common shares trade under the ticker symbol "FCH", and Bristol common shares trade under the ticker symbol "BH". Prior to March 13, 1996, FelCor common shares traded on The Nasdaq Stock Market under the ticker symbol "FLCO".

     The following table sets forth the quarterly high and low closing sales prices of FelCor common shares and Bristol common shares, as well as the quarterly distributions declared per share with respect to FelCor common shares, for the periods indicated below. Bristol has not paid any dividends on Bristol common shares since Bristol's initial public offering in December 1995.


                                                                                               BRISTOL COMMON
                                                      FELCOR COMMON SHARES                         SHARES
                                            -----------------------------------------      ----------------------
                                                                        DISTRIBUTIONS
                                              HIGH          LOW           PER SHARE        HIGH(1)        LOW(1)
                                              ----          ---         -------------      -------        ------
1996
  First Quarter...........................    $32           $27 1/8         $0.46            $19 1/12      $16 1/4
  Second Quarter..........................     31 5/8        28 1/2          0.46             21 2/3        18 1/4
  Third Quarter...........................     32 1/2        27 3/4          0.50             21 5/12       17 1/2
  Fourth Quarter..........................     36 3/4        30 3/8          0.50             21 1/6        16 2/3
1997
  First Quarter...........................    $37 1/2       $33 1/2         $0.50            $29 2/3       $21 1/12
  Second Quarter..........................     37 3/4        34 1/2          0.50             28 11/12      24 1/12
  Third Quarter...........................     41 1/2        36              0.55             28 1/4        25 1/2
  Fourth Quarter..........................     42 7/8        34 15/16        0.55             29 3/4        23 15/16
1998
  First Quarter...........................    $39 1/2       $34 9/16        $0.55            $28 1/2       $24 1/2
  Second Quarter (through June   ,
     1998)................................


---------------

(1) As adjusted for a three-for-two stock split in the form of a stock dividend distribution effective June 30, 1997.

     On March 23, 1998, the last full trading day prior to the public announcement of the merger, FelCor common shares closed at $36 1/8 per share and Bristol common shares closed at $27 5/8 per share.

     BECAUSE THE 0.685 RATIO AT WHICH BRISTOL COMMON SHARES ARE EXCHANGED INTO FELCOR COMMON SHARES AS A RESULT OF THE MERGER IS FIXED AND THE MARKET PRICE OF FELCOR COMMON SHARES IS SUBJECT TO FLUCTUATION, THE MARKET VALUE OF FELCOR COMMON SHARES THAT BRISTOL STOCKHOLDERS WILL RECEIVE IN THE MERGER MAY INCREASE OR DECREASE PRIOR TO AND FOLLOWING THE MERGER. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR FELCOR COMMON SHARES AND BRISTOL COMMON SHARES.

                                  RISK FACTORS


     You should carefully consider the following risk factors, together with the other information provided, before voting on the proposed merger. Each of these risk factors could adversely affect the value of an investment in FelCor's common shares.



FIXED EXCHANGE RATIO AND VARIABLE MERGER CONSIDERATION



     Upon completion of the merger, each share of Bristol will be converted into
0.685 FelCor common shares. This exchange ratio is fixed and will not adjust to reflect changes in the relative values of FelCor and Bristol stock. These changes in relative value could occur due to changes in the business, operations or prospects of either of the companies or other factors. In addition, the trading prices of FelCor common shares will vary and, accordingly, the value of the merger consideration will fluctuate with such changes in trading prices and may differ between the date of this Joint Proxy/Prospectus, the date of the annual meetings, and the effective time of the merger. The following table illustrates how the implied value of the merger consideration will fluctuate based on changes in the trading prices of FelCor common shares.



                         IMPLIED VALUE PER         IMPLIED AGGREGATE
                        BRISTOL COMMON SHARE        VALUE OF FELCOR
                                 OF                     COMMON
  ASSUMED FELCOR        FELCOR COMMON SHARES       SHARES ISSUED IN
COMMON SHARE PRICE      ISSUED IN MERGER(1)            MERGER(2)
------------------   --------------------------   -------------------
       $40                     $27.40               $1,245 million
        35                      23.98                1,090 million
        30                      20.55                  934 million
        28                      19.18                  872 million


---------------


(1) Value determined by multiplying FelCor common share price by the exchange ratio of 0.685.



(2) Value determined by multiplying FelCor common share price by 31,133,000 shares, which is the approximate number of FelCor common shares that will be issued to Bristol stockholders in the merger.



     As of June , 1998, the last trading day prior to the date of this Joint Proxy Statement/Prospectus, the reported closing per share price of FelCor
common shares on the NYSE was $       , making the implied value per Bristol
common share of the FelCor common shares to be issued in the merger $       and
the aggregate implied value of the FelCor common shares to be issued in the
merger $       million.



INABILITY TO INTEGRATE BRISTOL'S ASSETS OR REALIZE ANTICIPATED BENEFITS OF
MERGER



     If the proposed merger is completed, it will more than double the number of hotels owned by FelCor. Although the newly acquired hotels will be operated by the spin-off company under long-term leases, FelCor will be required to integrate these hotels into its hotel portfolio and may need additional people and resources to handle the increased work load. If FelCor is unable to successfully integrate the newly acquired hotels into its portfolio, FelCor's business, financial condition and results of operations could suffer. A large number of the Bristol hotels to be acquired by FelCor in the merger are in the process of, or awaiting, substantial renovation, modernization and repositioning. The exchange ratio was established, in part, based upon the anticipated effects of such renovations, modernization and repositioning plans. If the implementation of these plans do not yield the anticipated results, then FelCor may have paid too much or too little for the Bristol hotels.



INCREASES IN LEVERAGE AND FLOATING RATE DEBT; INABILITY TO RETAIN EARNINGS OR REFINANCE DEBT



     Bristol is more highly leveraged than FelCor, which will result in an increase in FelCor's leverage following the merger. At March 31, 1998, FelCor had approximately $495 million in indebtedness and a debt to total market capitalization of 23%. At March 31, 1998, on a pro forma basis (assuming that the merger, acquisitions and related transactions had been completed), FelCor would have had outstanding indebtedness of $1.5 billion, 46.3% of which would have been secured, and a debt to total market capitalization of 33%.

FelCor's historical and pro forma ratio of EBITDA to interest paid for the three months ended March 31, 1998 was 6.9 to 1.0 and 4.1 to 1.0, respectively. At March 31, 1998, FelCor had $103.7 million in indebtedness, or 20.9% of all FelCor indebtedness, that provided for the payment of interest at floating rates. Of FelCor's pro forma indebtedness at March 31, 1998, $860.9 million (or 59.3%) provided for the payment of interest at floating rates. Most of this floating rate debt bears interest at a rate equal to between 0.45% and 1.75% plus the 30-day LIBOR rate. At March 31, 1998, LIBOR was 5.56%. Changes in economic conditions could result in higher interest rates, thereby increasing FelCor's interest expense on its floating rate debt and reducing funds available for distribution to FelCor's stockholders.



     In order to qualify as a REIT, FelCor must distribute to its stockholders, annually, at least 95% of its net taxable income (excluding capital gains) and, accordingly, cannot retain any substantial portion of its earnings to meet its capital needs. After the merger, FelCor anticipates refinancing a substantial portion of Bristol's long-term debt. However, the capital markets are volatile, and there can be no assurance that FelCor will be successful in refinancing Bristol's debt. Because of cross-default provisions in certain of FelCor's loan agreements, a default in outstanding debt of more than $10 million could result in the acceleration of most of FelCor's consolidated indebtedness. FelCor may be unable to refinance or repay this indebtedness in full under these circumstances.



DEPENDENCE ON LESSEES' HOTEL OPERATIONS



     FelCor's revenues currently and in the future will consist primarily of rents received under its leases. The lessees' payment of such rental obligations is generally unsecured. As the lessee of the hotels being acquired by FelCor in the merger, the spin-off company will initially have a net worth of $30 million and will be obligated to maintain certain net worth and liquidity requirements. DJONT Operations, L.L.C., which leases FelCor's current hotels, has limited assets, derives its revenue solely from the operation of FelCor's hotels and, at March 31, 1998, had a stockholders' deficit of approximately $8.3 million. However, DJONT or its subsidiaries have the right to borrow, on a subordinated basis and subject to certain limitations, up to an aggregate of $17.0 million to meet its rental obligations from FelCor, Inc., Promus Hotels, Inc., Doubletree Hotel Corporation, Lee & Urbahns, L.P. and ITT Sheraton Corporation, which are equity owners and/or managers of hotels leased by it. FelCor will be substantially dependent upon the operations of its hotels to enable the lessees (particularly DJONT) to meet their rental obligations under the leases.


     The leases with DJONT and the spin-off company have varying terms, generally no longer than 15 years. At the expiration of the lease terms, FelCor will be required to negotiate renewals or seek replacement leases, which could adversely affect its results of operations.

CONFLICTS OF INTEREST

     CERTAIN FELCOR DIRECTORS. DJONT currently leases all of FelCor's current hotels, either directly or through subsidiaries. All of the voting interests (and a 50% equity interest) in DJONT are beneficially owned by Hervey A. Feldman and Thomas J. Corcoran, Jr. All of the non-voting interests (and the remaining 50% equity interest) in DJONT are beneficially owned by the children of Charles
N. Mathewson. Mr. Feldman is a co-founder and the current Chairman of the Board of FelCor. He plans to retire from the board and become Chairman Emeritus following the 1998 annual meeting of stockholders. Mr. Corcoran is a co-founder and the President and Chief Executive Officer of FelCor and, together with Mr. Mathewson, will continue to serve as a director of FelCor following the merger.


     All of the Bristol hotels to be acquired by FelCor in the merger will be leased to the spin-off company. It is not anticipated that any person who is an officer or director of the spin-off company will also be an officer or director of FelCor. However, Donald J. McNamara, who will become the Chairman of the Board of FelCor following the merger, is a principal in a firm that controls the general partner of United/Harvey Holdings, L.P., which will beneficially own approximately 40.6% of the stock of the spin-off company and approximately 13.3% of the FelCor common shares. In addition, Michael D. Rose and Richard C. North are expected to join FelCor's Board. Mr. Rose is a director of Promus Hotel Corporation. Mr. North is the Group Finance Director of the parent of Holiday Hospitality Franchising, Inc. Promus is, and will continue to be, the franchisor and manager of most of FelCor's current hotels. Holiday Hospitality will be the franchisor of most of the Bristol hotels to be acquired by FelCor in the merger and, together with its affiliates, will own approximately 9.9% of the stock of the spin-off company and approximately 13.3% of the FelCor common shares.



     Issues may arise under these leases, franchise agreements and management contracts, and in the allocation of acquisition and leasing opportunities, that present conflicts of interest due to the affiliations of these directors. As an example, any decreases in lease rental rates payable by DJONT may increase the profits of DJONT at the expense of FelCor. Increases in franchise fees charged by Promus or Holiday Hospitality would increase the revenues of these entities at the expense of FelCor's lessees, including DJONT and the spin-off company. However, franchise fee increases will have no direct effect on FelCor unless the increases jeopardize the financial viability of one of FelCor's lessees. It is anticipated that any director who has a conflict of interest with respect to an issue presented to the FelCor Board will abstain from voting upon that issue although he will have no legal obligation to do so. FelCor has no provisions in its bylaws or charter that require an interested director to abstain from voting upon an issue, although each director will have a fiduciary duty of loyalty to FelCor. There is a risk that, should an interested director vote upon an issue in which he or one of his affiliates has an interest, his vote may reflect a bias which could be contrary to the best interests of FelCor. In addition, even if an interested director abstains in the actual vote, the director's participation in the meeting and discussion of an issue in which he or his affiliates have an interest could influence the votes other directors in respect of the matter.



     NO ARMS-LENGTH BARGAINING ON PERCENTAGE LEASES. The terms of the leases between FelCor and DJONT were not negotiated on an arms-length basis. Accordingly, these percentage leases may not reflect fair market values or terms. However, the management of FelCor believes that the terms of these leases are fair to FelCor. The rental terms of these leases are set based upon historical financial information and projected operating performance of the applicable hotel. The other terms of the leases are typical of the provisions found in other leases entered into in similar circumstances. The leases have been approved by a majority of the directors of FelCor who are not officers or employees of FelCor, DJONT or affiliates of either of them.



     ADVERSE TAX CONSEQUENCES TO CERTAIN AFFILIATES ON A SALE OF CERTAIN
HOTELS. Messrs. Feldman, Corcoran and Mathewson may have additional tax liability if FelCor sells its investments in six hotels acquired by FelCor in July 1994 from partnerships controlled by these individuals. Consequently, the interests of FelCor and of Messrs. Feldman, Corcoran and Mathewson could be different in the event that FelCor decided to consider a sale of any of these hotels. Decisions regarding a sale of any of these six hotels must be made by a majority of the directors of FelCor who are not officers or employees of FelCor, DJONT or affiliates of either of them.


RESTRICTIVE DEBT COVENANTS


     At March 31, 1998, FelCor's unsecured bank line of credit provided for borrowings of up to $550 million, of which FelCor had borrowed $153 million. FelCor also had issued and outstanding $300 million in principal amount of senior notes at March 31, 1998. The agreements governing FelCor's line of credit and senior notes contain various restrictive covenants, including, among others, provisions restricting FelCor from incurring indebtedness, making investments, engaging in transactions with stockholders and affiliates, incurring liens, merging or consolidating with another person, disposing of all or substantially all of its assets or permitting limitations on its subsidiaries with respect to the payment of dividends or other amounts to FelCor. In addition, these agreements require FelCor to maintain certain specified financial ratios. Under the most restrictive of these provisions, FelCor's maximum additional pro forma indebtedness that could be incurred for the acquisition of hotel properties would have been limited to approximately $270 million at March 31, 1998. These covenants also may restrict FelCor's ability to engage in certain transactions. In addition, any breach of these limitations could result in the acceleration of most of FelCor's outstanding indebtedness. FelCor may not be able to refinance or repay this indebtedness in full under such circumstances.

MATTERS THAT MAY ADVERSELY AFFECT THE HOTEL INDUSTRY



     FEWER GROWTH OPPORTUNITIES. There has been substantial consolidation in, and capital allocated to, the U.S. lodging industry since the early 1990s. This has generally resulted in higher prices for hotels and fewer attractive acquisition opportunities. An important part of FelCor's growth strategy is the acquisition and, in many instances, the renovation and repositioning of hotels at less than replacement cost. Continued industry consolidation and competition for acquisitions could adversely affect FelCor's growth prospects. FelCor competes for hotel investment opportunities with other companies, some of which have greater financial or other resources. Certain competitors may be able to pay higher prices or assume greater risks than would be appropriate for FelCor.



     POTENTIAL ADVERSE EFFECTS ON HOTEL OPERATIONS. The hotels owned by FelCor are subject to all of the risks common to the hotel industry. These risks could adversely affect hotel occupancy and the rates that can be charged for hotel rooms, and generally include:


     - The existence of competition from other hotels;

     - The construction of more hotel rooms in a particular area than needed to meet demand;

     - The increase in energy costs and other travel expenses that reduce business and leisure travel;

     - The adverse effects of declines in general and local economic activity;
       and


     - The risks generally associated with the ownership of hotels and real estate, as discussed in the following four paragraphs and under "-- Matters That May Adversely Affect Real Estate Ownership."


In addition, annual adjustments (based on changes in the Consumer Price Index) are made to the base rent and the thresholds used to compute percentage rent under FelCor's percentage leases. These adjustments, unless offset by increases in hotel revenues, would reduce the amount of rent payable to FelCor under its percentage leases and, consequently, FelCor's results of operations.


     COMPETITION. Each of FelCor's hotels competes with other hotels in its geographic area. A number of additional hotel rooms have been or may be built in a number of the geographic areas in which FelCor's hotels are located, which could adversely affect the results of operations of these hotels. According to Smith Travel Research, total hotel room supply in the United States increased by 3.4%, or approximately 116,000 rooms, from 1996 to 1997. This is compared to an average annual increase in hotel room supply in the United States of 1.1% from 1991 to 1996. Management believes that most of the increase in United States hotel room supply has been in the limited service or extended stay segments of the hotel industry which, following the merger, will include approximately 6.7% of FelCor's suites/rooms. It is possible that a significant increase in the supply of midscale and upscale hotel suites/rooms could occur which, if demand fails to increase proportionately, could have an adverse effect on FelCor's operations.


     SEASONALITY. The hotel industry is seasonal in nature. Generally, hotel revenues are highest in the second and third quarters of each year. Seasonality causes quarterly fluctuations in FelCor's revenue. FelCor may be able to reduce, but not eliminate, the effects of seasonality by continuing to diversify the geographic location and primary customer base of its hotels.

     INVESTMENT CONCENTRATION IN A SINGLE INDUSTRY. Historically, FelCor has only invested in hotel-related assets. In the event of a downturn in the hotel industry, the adverse effect on FelCor may be greater than on a more diversified company with assets outside of the hotel industry.


     REQUIREMENTS OF FRANCHISE AGREEMENTS. Most of FelCor's hotels are and, following the proposed merger will be, operated under various franchise licenses. Each license agreement requires that the franchised hotel be maintained and operated in accordance with certain standards. The franchisors also may require substantial improvements to FelCor's hotels, for which FelCor would be responsible under the percentage leases, as a condition to the renewal or continuation of these franchise licenses. Holiday Hospitality, the franchisor of 95 of Bristol's hotels has consented to the transfer of its licenses in connection with the merger. The consents of franchisors other than Holiday Hospitality to the transfer of 26 of Bristol's hotels to FelCor in the merger have not yet been obtained. Such consents are not conditions to the merger. Accordingly, if a consent is withheld, the merger could result in the termination of such licenses. If a franchise license terminates due to FelCor's failure to make required improvements or to obtain necessary consents (and under certain other circumstances), FelCor may be liable to the franchisor for a termination payment. These payments would generally be based on multiples of past payments under the franchise license. The loss of a substantial number of franchise licenses and the related termination payments could have a material adverse effect on FelCor's results of operations.


LIMITATIONS ON ACQUISITIONS AND IMPROVEMENTS


     FelCor intends to continue its current growth strategy, which includes acquiring and improving hotel properties. FelCor generally cannot fund its growth from cash from its operating activities because FelCor must distribute to its stockholders at least 95% of its taxable income each year to maintain its status as a REIT. Consequently, FelCor must rely primarily upon the availability of debt or equity capital to fund hotel acquisitions and improvements. There can be no assurance that FelCor will continue to have access to the capital markets to fund future growth at an acceptable cost. In addition, FelCor's Board has adopted a policy of limiting indebtedness to not more than 40% of FelCor's investment in hotel assets, at historical cost, which could also limit FelCor's ability to incur additional indebtedness to fund its continued growth. At March 31, 1998, on a pro forma basis, FelCor's indebtedness would represent 35.9% of its investment in hotel assets at historical cost.



POTENTIAL TAX RISKS


     FAILURE TO QUALIFY AS A REIT WOULD SUBJECT FELCOR TO FEDERAL INCOME
TAX. FelCor has operated and, following the merger, will continue to operate in a manner that is intended to qualify it as a REIT under federal income tax laws. The REIT qualification requirements are extremely complicated and interpretations of the federal income tax laws governing qualification as a REIT are limited. Accordingly, FelCor cannot be certain that it has been or will continue to be successful in operating so as to qualify as a REIT. At any time, new laws, interpretations or court decisions may change the federal tax laws or the federal income tax consequences of qualification as a REIT.

     If FelCor failed to qualify as a REIT, FelCor would be required to pay federal income tax on its taxable income. FelCor might need to borrow money or sell hotels in order to pay any such tax. FelCor's payment of income tax would decrease the amount of its income available to be paid out to its stockholders. In addition, FelCor would no longer be required to pay out most of its taxable income to its stockholders. Unless its failure to qualify as a REIT were excused under federal income tax laws, FelCor could not re-elect REIT status until the fifth calendar year following the year in which it failed to qualify.


     Hunton & Williams, special tax counsel to FelCor, has given FelCor an opinion letter to the effect that (i) commencing with its taxable year ended December 31, 1994, FelCor has qualified as a REIT and (ii) the merger will not prevent FelCor from continuing to qualify as a REIT. This opinion, however, is based upon customary assumptions, representations and limitations, including assumptions regarding Bristol's estimate of its accumulated earnings and profits for federal income tax purposes through the completion of the merger, and will not be binding upon the Internal Revenue Service.


     FAILURE TO MAKE REQUIRED DISTRIBUTIONS WOULD SUBJECT FELCOR TO TAX. In order to qualify as a REIT, each year FelCor must pay out to its stockholders at least 95% of its taxable income (other than any net capital gain). In addition, FelCor would be subject to a 4% nondeductible tax if the actual amount it pays out to its stockholders in a calendar year were less than the minimum amount specified under federal tax laws. FelCor has paid out and intends to continue to pay out its income to its stockholders in a manner intended to satisfy the 95% test and to avoid the 4% tax. In doing so, FelCor may be required to borrow money or sell assets to pay out enough of its taxable income to satisfy the 95% test and to avoid the 4% tax in a particular year.

     FAILURE TO DISTRIBUTE BRISTOL'S EARNINGS AND PROFITS IN 1998 WOULD CAUSE FELCOR TO FAIL TO QUALIFY AS A REIT. At the end of any taxable year, a REIT may not have any accumulated earnings and profits (described generally for federal income tax purposes as cumulative undistributed net income) from a non-REIT corporation. Accordingly, by the end of 1998, FelCor must pay out to its stockholders an amount equal to Bristol's accumulated earnings and profits through the date of the merger. If FelCor failed to pay out such amount for its 1998 taxable year, it would fail to qualify as a REIT.

     Prior to the merger, Bristol will provide FelCor with an estimate of Bristol's earnings and profits through the date of the merger and a confirmation of that estimate from Arthur Andersen LLP. Within three months after the merger, Arthur Andersen LLP will prepare a final computation of Bristol's accumulated earnings and profits through the date of the merger. However, the determination of a company's accumulated earnings and profits for federal income tax purposes is extremely complex and the computations by Bristol and Arthur Andersen LLP will not be binding upon the Internal Revenue Service. In giving its REIT qualification opinion, Hunton & Williams will rely on these computations of Bristol's earnings and profits. Should the Internal Revenue Service successfully assert that Bristol's accumulated earnings and profits were greater than the amount distributed by FelCor for 1998, based on such calculations, FelCor would fail to qualify as a REIT.

     SALE OF ASSETS ACQUIRED FROM BRISTOL WITHIN TEN YEARS AFTER THE MERGER WILL RESULT IN CORPORATE TAX. If FelCor sells any asset acquired from Bristol within ten years after the merger and recognizes gain, FelCor will be taxed at the highest corporate rate on an amount equal to the fair market value of the asset minus the adjusted basis of the asset as of the merger.

EFFECT OF MARKET INTEREST RATES ON THE PRICE OF FELCOR COMMON SHARES


     One of the factors that may affect the price of FelCor common shares is the amount of its distributions to stockholders in comparison to yields on other financial instruments. An increase in market interest rates would provide higher yields on other financial instruments, which could adversely affect the price of FelCor common shares.


RELIANCE ON KEY PERSONNEL AND BOARD OF DIRECTORS

     As a stockholder, you will have no right to participate in FelCor's management, except through the exercise of your voting rights. FelCor's Board of Directors will be responsible for oversight of the management of FelCor. FelCor's future success will be dependent in part on its ability to retain key personnel, including Mr. Corcoran.


MATTERS THAT MAY ADVERSELY AFFECT REAL ESTATE OWNERSHIP


     GENERAL. FelCor's investments in hotels are, and following the merger will continue to be, subject to the numerous risks generally associated with owning real estate. These risks include, among others, adverse changes in general or local economic or real estate market conditions, zoning laws, traffic patterns and neighborhood characteristics, real estate tax assessments and rates, governmental regulations and fiscal policies, the potential for uninsured or underinsured casualty and other losses, the impact of environmental laws and regulations (discussed below) and other circumstances beyond the control of FelCor. Moreover, real estate investments are relatively illiquid, which means that FelCor's ability to vary its portfolio in response to changes in economic and other conditions may be limited.


     POSSIBLE LIABILITY FOR ENVIRONMENTAL MATTERS. There are numerous federal, state and local environmental laws and regulations to which owners of real estate are subject. Under these laws a current or prior owner of real estate may be liable for the costs of cleaning up and removing hazardous or toxic substances found on its property, whether or not it was responsible for their presence. In addition, if an owner of real property arranges for the disposal of hazardous or toxic substances at another site, it may also be liable for the costs of cleaning up and removing such substances from the disposal site, even if it did not own or operate the disposal site. A property owner may also be liable to third parties for personal injuries or property damage sustained as a result of its release of hazardous or toxic substances (including asbestos-containing materials) into the environment. Environmental laws may require FelCor to incur substantial expenses and limit the use of its properties. FelCor could be liable for substantial amounts for a failure to comply with applicable environmental laws, which may be enforced by the government or, in certain instances, by private parties. The existence of hazardous or toxic substances on a property can also adversely affect the value of, and the owner's ability to use, sell or borrow against, the property.


     Generally, FelCor obtains a Phase I environmental audit from an independent environmental engineer prior to its acquisition of a hotel. With respect to the hotels to be acquired by FelCor in the merger, it has relied upon the Phase I audits obtained by Bristol in connection with its acquisition of these properties. No updates or new environmental audits were obtained.



     The primary purpose of a Phase I environmental audit is to identify indications of potential environmental contamination at a property and, secondarily, to make a limited assessment as to the potential for environmental regulatory compliance costs. Consistent with current industry standards, the Phase I environmental audits on which FelCor has relied did not include an assessment of potential off-site liability or involve any testing of groundwater, soil or air conditions. Accordingly, they would not reveal information that could only be obtained by such tests. In addition, the assessment of environmental compliance contained in such reports is general in nature and was not a detailed determination of the property's complete compliance status.



     The Phase I environmental audits relied upon by FelCor disclose the existence of certain hazardous or toxic substances at a limited number of the FelCor and Bristol hotels. However, FelCor's management does not believe that the identified conditions, or any other environmental conditions known to it, will have a material adverse effect on FelCor's business, assets or profits. It is possible, however, that such Phase I audits do not reveal all environmental conditions or liabilities for which FelCor could be liable and there could be potential environmental liabilities of which FelCor is unaware.



     COSTS OF COMPLYING WITH AMERICANS WITH DISABILITIES ACT. Under the Americans with Disabilities Act of 1990 ("ADA"), all public accommodations (including hotels) are required to meet certain federal requirements for access and use by disabled persons. FelCor's management believes that both its hotels and the Bristol hotels are substantially in compliance with the requirements of the ADA. However, a determination that the hotels are not in compliance with the ADA could result in liability for both governmental fines and damages to private parties. If FelCor were required to make unanticipated major modifications to the hotels to comply with the requirements of the ADA, it could adversely affect its ability to pay its obligations and make distributions to its stockholders.


OWNERSHIP LIMITATION

     In order for FelCor to maintain its status as a REIT, no more than 50% in value of its outstanding stock may be owned (actually or constructively under the applicable tax rules) by five or fewer persons during the last half of any taxable year. In connection with this requirement, FelCor's charter prohibits, subject to certain exceptions, any person from owning more than 9.9% (determined in accordance with the Internal Revenue Code and the Securities Exchange Act of 1934, as amended) of the number of outstanding shares of any class of its capital stock. FelCor's charter also prohibits any transfer of its capital stock that would result in a violation of the 9.9% ownership limit, reduce the number of stockholders below 100 or otherwise result in FelCor failing to qualify as a REIT. Any attempted transfer in violation of the charter prohibitions will be void and the intended transferee will not acquire any right in the shares resulting in such violation. FelCor has the right to take any lawful action that it believes necessary or advisable to ensure compliance with these ownership and transfer restrictions and to preserve its status as a REIT, including refusing to recognize any transfer of capital stock in violation of its charter.

     If you hold or attempt to acquire shares in excess of FelCor's ownership and transfer restrictions, these shares will be immediately designated as "shares-in-trust" and transferred automatically and by operation of law, in trust, to a trustee designated by FelCor. The trustee will have the right to receive all distributions on, to vote and to sell these shares. You will have no right or interest in these shares, except the right (under certain circumstances) to receive the lesser of: (i) the proceeds of any sale of these shares by the trustee to a permitted owner and (ii) the amount you paid for these shares (or the market value of these shares, determined in accordance with the charter, if you received them by gift, bequest or otherwise without payment). Accordingly, if you are the record owner of any shares designated as shares-in-trust you would suffer a financial loss if the price at which these shares are sold to a permitted owner is less than what you paid for these shares.

     If the merger had been completed on the date the merger agreement was signed, the two largest beneficial owners of Bristol's shares would have each beneficially owned more than 9.9% of FelCor's common shares. Subject to certain limitations, FelCor has agreed to waive the 9.9% ownership limit in its charter with respect to such Bristol stockholders, each of which initially will be allowed to own up to 15% of FelCor's common shares.

CERTAIN ANTITAKEOVER AND CORPORATE GOVERNANCE PROVISIONS

     OWNERSHIP LIMIT. The ownership and transfer restrictions of FelCor's charter may have the effect of discouraging or preventing a third party from attempting to gain control of FelCor without the approval of the FelCor Board. Therefore, it is less likely that a change in control, even if beneficial to stockholders, could be effected without the approval of the FelCor Board.

     STAGGERED BOARD. The FelCor Board is divided into three classes. Directors in each class are elected for terms of three years. As a result, the ability of stockholders to effect a change in control of FelCor through the election of new directors is limited by the inability of stockholders to elect a majority of the FelCor Board at any particular meeting.


     AUTHORITY TO ISSUE ADDITIONAL SHARES. Under the FelCor charter, the FelCor Board may issue preferred stock without stockholder action. The preferred stock may be issued, in one or more series, with the preferences, qualifications and terms, designated by the FelCor Board that may discourage, delay or prevent a change in control of FelCor, even if such change were in the best interests of stockholders. FelCor currently has outstanding 6,050,000 shares of its $1.95 Series A Cumulative, Convertible Preferred Stock and 57,500 shares of its 9% Series B Cumulative Redeemable Preferred Stock. The preferred stock reduces the amount of dividends available, and has dividend, liquidation and other rights superior, to the holders of FelCor's common shares. The charter and bylaws of FelCor contain other provisions that also may have the effect of delaying or preventing a change in control of FelCor.



     MARYLAND ANTI-TAKEOVER STATUTES. As a Maryland corporation, FelCor is subject to various provisions under the Maryland General Corporation Law, including the Maryland business combination statute, which sets forth certain procedures that must be followed in, and otherwise restricts, certain takeovers and business combinations. FelCor's charter currently exempts FelCor from the operation of the Maryland share control statute, which may deny voting rights to shares involved in an acquisition of one-fifth or more of the voting stock of a Maryland corporation. To the extent these laws are applicable to FelCor, they may have the effect of delaying or preventing a change in control of FelCor even though beneficial to FelCor's stockholders.


CONTINGENT FEES PAYABLE TO AND INDEMNIFICATION OF FINANCIAL ADVISORS


     The financial advisors for each of FelCor and Bristol have rendered their opinions that the merger is fair to FelCor and the holders of Bristol common shares, respectively, and have provided financial advice to the respective Boards of Directors of FelCor and Bristol concerning the merger and, in the case of Bristol, the spin-off. The Boards of Directors of FelCor and Bristol have relied on the advice and opinions of the financial advisors. All, or a substantial portion, of the fees payable to the financial advisors are contingent upon consummation of the merger. FelCor and Bristol have each agreed to indemnify its financial advisor from liabilities arising in connection with the merger. These factors could adversely affect the objectivity of the financial advisors in providing such advice and opinions.


DIFFERENCES IN STOCKHOLDER RIGHTS OF FELCOR AND BRISTOL STOCKHOLDERS

     As a result of the merger, Bristol stockholders will no longer own shares of Bristol and will become stockholders of FelCor. While Bristol is a Delaware corporation, FelCor is a Maryland corporation and the different laws governing the two corporations, together with differences in the provisions of the respective corporate charters and bylaws of FelCor and Bristol, result in differences in the rights of the stockholders of the two corporations. The rights of FelCor stockholders may in some cases be considered less favorable than the rights of Bristol stockholders. See "Description of FelCor's Capital Stock -- Comparison of Rights of Stockholders."



ADVERSE CONSEQUENCES IF MERGER IS NOT CONSUMMATED



     In the merger agreement, FelCor and Bristol have agreed not to seek competing transactions. If FelCor or Bristol takes certain actions in connection with a competing transaction, adversely changes its recommendation of the merger or materially breaches the merger agreement without curing the breach by September 30, 1998, it will be liable to the other party for payment of a break-up fee of $65 million upon termination of the merger agreement. The other party may be unable to collect the termination fee without legal proceedings. The break-up fee may not adequately compensate the other party for loss of the benefits to be obtained from the merger. The payment of the break-up fee may adversely affect the financial condition of the breaching party. Bristol may terminate its obligation to consummate the merger if the trading price of FelCor common shares is less than $28 without payment of the break-up fee. If the merger agreement is terminated by either party because of the failure of the other party to obtain stockholder approval for the merger, the terminating party may collect an expense reimbursement fee of $5 million payable by the other party.



     If the merger is not consummated under certain circumstances and a competing transaction had been proposed to a party prior to the termination of the merger agreement, the break-up fee would be payable by each party if it entered into any similar transaction within 12 months after such termination. This provision could deter a party from entering into a material transaction for up to 12 months following.



     Bristol has borrowed $120 million on a secured basis from FelCor. After any termination of the merger agreement, other than as a result of a failure of FelCor's stockholders to approve the merger, this loan will be payable within 120 days following such termination or, if later, when FelCor pays to Bristol the break-up fee, if it is so obligated. If FelCor's stockholders fail to approve the merger, $56.2 million of the loan will be converted to an unsecured loan due December 31, 2003, and the remainder of the loan will continue to be secured and due within 120 days after termination of the merger agreement. Bristol may be unable to pay or refinance this debt in a timely manner.



     Pursuant to the merger agreement, both Bristol and FelCor agreed to certain affirmative and negative covenants, including covenants affecting the conduct of their respective businesses outside the ordinary course of business. Accordingly, both parties may forego opportunities which otherwise would be available to them had the merger agreement not been executed. In addition, transactions such as the merger and the spin-off can disrupt relationships with employees and others with whom the parties to a merger or similar agreement have existing or prospective relationships. Accordingly, if the merger agreement is terminated and the spin-off abandoned, the ability of Bristol or FelCor to continue their pre-merger business plans could be adversely affected.


IMPACT OF YEAR 2000 ISSUE


     The year 2000 issue relates to computer programs that were written using two digits rather than four to define the applicable year. In those programs, the year 2000 may be incorrectly identified as the year 1900, which could result in a system failure or miscalculations causing a disruption of operations, including a temporary inability to process transactions, prepare financial statements or engage in other normal business activities.



     FelCor has recently assessed its internal computer systems and believes that they will properly utilize dates beyond December 31, 1999. FelCor has been informed that the companies leasing and managing hotels owned by it are in the process of studying the year 2000 issue, including inquiries of their vendors. Upon completion of these studies, which are expected in late 1998, FelCor will determine the extent to which it may be vulnerable to third parties' failure to remedy their year 2000 issues and potential effects of any such failures. FelCor estimates that the expense associated with the Year 2000 will not be material to FelCor's business, operations or financial condition.



     Bristol expects to cause its desktop systems to be compliant by continuing its existing program of replacing all desktop computers every two to three years. This desktop replacement program is expected to make all desktop computers Year 2000 compliant. Bristol is also evaluating whether to upgrade or replace various automated time clock systems to make them Year 2000 compliant. Bristol and the hotel owners expects to spend approximately $4 million over the next 18 months on these programs.



     Bristol has begun to evaluate its non-information technology systems to determine whether they are Year 2000 compliant, including embedded systems that operate elevators, phone systems, energy management systems, security systems and other systems. Bristol is also surveying its major vendors to determine whether they are Year 2000 compliant. Bristol expects that these studies will be completed by December 31, 1998. Holiday Inns and Promus, franchisors for 106 of the Company's hotels, have indicated to the Company that their reservation systems will be Year 2000 compliant by the end of 1998. Year 2000 compliance surveys have been sent to the Company's other franchisors. At that time, Bristol will determine the extent to which additional actions will be required by Bristol, including the extent to which Bristol will replace non-compliant vendors. Bristol anticipates that all reprogramming efforts and hardware replacement will be implemented and tested by June 30, 1999. This gives adequate time prior to January 1, 2000 for Bristol to correct any problems that did not surface during the implementation and testing.

                              THE ANNUAL MEETINGS

TIMES, PLACES AND DATES OF THE ANNUAL MEETINGS


     FelCor's 1998 Annual Meeting of Stockholders (the "FelCor Annual Meeting")
will be held at 10:00 a.m., local time, on      , July   , 1998, at the Embassy
Suites Park Central hotel, located at 13131 North Central Expressway, Dallas Texas. Bristol's 1998 Annual Meeting of Stockholders (the "Bristol Annual
Meeting") will be held at 10:00 a.m., local time, on      , July   , 1998, at
the Crowne Plaza Hotel, located at 14315 Midway Road, Dallas, Texas.


PURPOSES OF THE FELCOR ANNUAL MEETING


     At the FelCor Annual Meeting, FelCor stockholders will be asked to consider and vote upon a proposal to adopt the Agreement and Plan of Merger between Bristol and FelCor (the "Merger Agreement"). Pursuant to the Merger Agreement, Bristol will be merged with and into FelCor (the "Merger"). A copy of the Merger Agreement is attached to this Joint Proxy Statement/Prospectus as Annex A. In addition, FelCor stockholders will be asked (i) to elect two directors to the FelCor Board of Directors (the "FelCor Board"), in each case to serve until the earlier of the consummation of the Merger and FelCor's 2001 annual meeting of stockholders, (ii) to approve an amendment to FelCor's Articles of Amendment and Restatement, as previously amended and supplemented (the "FelCor Charter") to increase the authorized number of shares of FelCor's common stock (the "FelCor Common Shares") from 100 million to 200 million and of shares of FelCor's preferred stock from 10 million to 20 million, (iii) to approve an amendment to FelCor's Charter to change the name of FelCor to "FelCor Lodging Trust Incorporated," (iv) to ratify the adoption of FelCor's 1998 Restricted Stock and Stock Option Plan (the "FelCor 1998 Plan"), and (v) to authorize the FelCor Board, if necessary, to adjourn or postpone the FelCor Annual Meeting to permit the further solicitation of proxies.


PURPOSES OF THE BRISTOL ANNUAL MEETING


     At the Bristol Annual Meeting, Bristol stockholders will be asked to consider and vote upon a proposal to adopt the Merger Agreement. In addition, Bristol stockholders will be asked (i) to elect nine directors to the Bristol Board of Directors (the "Bristol Board"), in each case to serve until the earlier of the consummation of the Merger and Bristol's 1999 annual meeting of stockholders, (ii) to approve adoption of the Bristol Hotels & Resorts, Inc. ("BHR") 1998 Equity Incentive Plan, (iii) to approve BHR's adoption of a 1998 Non-Employee Directors Stock Option Plan (collectively, the "BHR Incentive Plans"), and (iv) to approve the adoption of an amendment that increases the number of shares of Bristol's common stock (the "Bristol Common Shares") reserved for issuance pursuant to Bristol's 1995 Amended and Restated Equity Incentive Plan (the "Bristol Incentive Plan") from 1,950,000 to 3,130,000.


RECORD DATES; QUORUM


     Stockholders of record of FelCor and Bristol at the close of business on May 28, 1998 (the "Record Date") will be entitled to notice of and to vote at their respective Annual Meetings and at any adjournments or postponements thereof. There were issued and outstanding 36,591,080 FelCor Common Shares, as of the Record Date, held by approximately 250 stockholders of record. There were issued and outstanding 43,806,401 Bristol Common Shares as of the Record Date, held by approximately 110 stockholders of record.


     Holders of a majority of the FelCor Common Shares or Bristol Common Shares entitled to vote at the respective Annual Meetings, represented in person or by proxy, will constitute a quorum for each meeting. A quorum is necessary for a valid Annual Meeting.

VOTING RIGHTS; VOTES REQUIRED FOR APPROVAL

     Each holder of FelCor Common Shares or Bristol Common Shares will be entitled to cast one vote for each share so held. The adoption of the Merger Agreement by the stockholders of FelCor and Bristol requires the affirmative vote of the holders of at least a majority of each of the outstanding FelCor Common Shares and Bristol Common Shares. The approvals of the amendments to the FelCor Charter require the affirmative vote of the holders of at least a majority of the outstanding FelCor Common Shares.


     The two candidates for director receiving the highest number of affirmative votes cast at the FelCor Annual Meeting will be elected as directors of FelCor. The nine candidates for director receiving the highest number of affirmative votes cast at the Bristol Annual Meeting will be elected as directors of Bristol. The affirmative vote of the holders of a majority of FelCor Common Shares or Bristol Common Shares voting thereon at the respective Annual Meetings is required to approve each of the other proposals.


     As of the Record Date, 1,576,464 FelCor Common Shares (approximately 4.3% of the shares outstanding as of the Record Date) were entitled to be voted by the directors and officers of FelCor and their affiliates, and 4,014,479 Bristol Common Shares (approximately 9.0% of the shares outstanding as of the Record
Date) were entitled to be voted individually by the directors and officers of Bristol. These directors and officers have indicated that they intend to vote in favor of the proposals expected to be presented at the FelCor Annual Meeting or Bristol Annual Meeting, as appropriate. Bass America, Inc., Holiday Corporation and United/ Harvey Holdings, L.P. (collectively, the "Bristol Majority Stockholders") have entered into a Voting and Cooperation Agreement, dated as of March 23, 1998, with FelCor (the "Voting Agreement") pursuant to which the Bristol Majority Stockholders have agreed to vote their Bristol Common Shares in favor of the adoption of the Merger Agreement. See "The Voting Agreement." The Bristol Majority Stockholders beneficially owned as of the Record Date an aggregate of 28,101,639 Bristol Common Shares, constituting approximately 62% of the Bristol Common Shares outstanding on the Record Date. Accordingly, the adoption of the Merger Agreement will be approved regardless of how other Bristol stockholders vote.


PROXIES; REVOCATION AND SOLICITATION OF PROXIES


     FelCor Common Shares and Bristol Common Shares represented by properly executed and unrevoked proxies will be voted at the FelCor or Bristol Annual Meeting, as the case may be, in accordance with the directions contained therein. BRISTOL STOCKHOLDERS SHOULD NOT SEND ANY STOCK CERTIFICATES WITH THEIR PROXY CARDS. If no direction is made in a properly executed and unrevoked proxy, the FelCor Common Shares or Bristol Common Shares represented by such proxy will be voted FOR the adoption of the Merger Agreement and FOR each other proposal expected to be considered at the respective Annual Meeting. The authority granted in proxies of Bristol stockholders who vote against any proposal will not be used by management of Bristol to vote for any adjournment of the Bristol Annual Meeting.


     Any FelCor or Bristol stockholder may revoke a proxy at any time before its exercise. A proxy may be revoked by filing with the Secretary of FelCor or Bristol, as the case may be, a written revocation or a duly executed proxy bearing a later date. Any written notice revoking a proxy for the FelCor Annual Meeting should be sent to: FelCor Suite Hotels, Inc., 545 East John Carpenter Freeway, Suite 1300, Irving, Texas 75062, Attention: Secretary, or hand delivered to the Secretary at or before the taking of the vote at the FelCor Annual Meeting. Any written notice revoking a proxy for the Bristol Annual Meeting should be sent to: Bristol Hotel Company, 14295 Midway Road, Dallas, Texas 75244, Attention: Secretary, or hand delivered to the Secretary at or before the taking of the vote at the Bristol Annual Meeting. Any FelCor or Bristol stockholder may attend the FelCor or Bristol Annual Meeting, as the case may be, and vote in person, whether or not he has previously given a proxy.

     FelCor and Bristol will bear their respective costs of soliciting proxies from FelCor and Bristol stockholders. In addition to soliciting proxies by mail, directors, officers and employees of FelCor and Bristol may solicit proxies by telephone, in person or otherwise, each without receiving additional compensation therefor. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries (collectively, "Fiduciaries") to forward solicitation materials to the beneficial owners of FelCor Common Shares or Bristol Common Shares held of record by such persons, and arrangements may be made with Fiduciaries to obtain authority to sign proxies. FelCor and Bristol will reimburse such Fiduciaries for reasonable out-of-pocket expenses incurred by them in connection therewith.

     Shares represented at the meetings but not voted for or against a proposal, such as abstentions or "broker non-votes," will be counted in determining a quorum. For purposes of determining the votes required for adoption of the Merger Agreement and the proposed changes to the FelCor Charter, FelCor Common Shares or Bristol Common Shares that are not voted in favor of those matters, including abstentions and "broker non-votes," will have the same legal effect as a vote against those matters. Abstentions and "broker non-votes" will have no effect on the outcome of the votes on any other matters proposed for adoption at the Annual Meetings. A "broker non-vote" refers to shares represented at an Annual Meeting in person or by proxy by a broker or nominee where such broker or nominee does not vote the shares because it (i) has not received voting instructions on a particular matter from the beneficial owners or persons entitled to vote and (ii) does not have discretionary voting power on such matter.

                                 THE COMPANIES

FELCOR


     FelCor is a real estate investment trust ("REIT") which, at May 26, 1998, owned interests in 85 hotels with an aggregate of 20,795 suites/rooms in 28 states (collectively the "FelCor Hotels") through its 92.7% general partner interest in FelCor Suites Limited Partnership (the "FelCor Operating Partnership"). Limited partner units ("Units") in the FelCor Operating Partnership are redeemable for FelCor Common Shares or cash, at the option of FelCor, and have terms which make them substantially similar in economic effect to FelCor Common Shares. Assuming completion of pending conversions, 58 of the FelCor Hotels are operated as Embassy Suites hotels (of which 29 were converted from other brands), 14 are operated as Doubletree Guest Suites hotels, five are operated as Sheraton hotels, four are operated as Sheraton Suites hotels, two are operated as Doubletree hotels, one is operated as a Hilton hotel and one is operated as a Hilton Suites hotel. Seventy-two of the FelCor Hotels are managed by subsidiaries of Promus Hotel Corporation ("Promus") which, following its recent merger with Doubletree Corporation, includes Doubletree Hotels Corporation and its subsidiaries ("Doubletree"). Promus is the largest operator of all-suite, full-service hotels in the United States. Of the remaining FelCor Hotels, nine are managed by affiliates of ITT Sheraton Corporation ("Sheraton"), three are managed by independent management companies and one is managed by Bristol. At May 26, 1998, FelCor was the owner of the largest number of Embassy Suites hotels in the world.



     To enable FelCor to satisfy certain requirements for qualification as a REIT, neither it nor the FelCor Operating Partnership can operate the hotels in which they invest. Accordingly, the FelCor Operating Partnership and its subsidiaries typically lease the FelCor Hotels to DJONT Operations, L.L.C., or one of its consolidated subsidiaries (collectively, "DJONT"), pursuant to leases ("Percentage Leases") generally with initial terms of ten years that provide for rent equal to the greater of a minimum base rent ("Base Rent") or a percentage rent ("Percentage Rent") based on hotel suite/room revenues and food and beverage revenues and rents. See "Management and Ownership of FelCor -- Certain Transactions relating to FelCor."


  Recent Developments

     Recent Acquisitions


     During the period from April 1, 1998 to May 26, 1998, FelCor acquired two hotels with an aggregate 549 rooms for approximately $47.6 million in cash. These two hotels are a 301-room Hilton hotel located in Secaucus, New Jersey and a 248-room Doubletree hotel located in Aurora, Colorado.



     On May 1, 1998, FelCor purchased eight hotels from Starwood Hotels & Resorts ("Starwood") for an aggregate cash purchase price of approximately $245 million. The hotels have a total of 1,898 suites and consist of five Embassy Suites and three Doubletree Guest Suites located in seven states. Six of the eight hotels, following the acquisition, are operated as Embassy Suites hotels and managed by Promus. The remaining two hotels are expected to be operated as Sheraton Suites hotels and will continue to be managed by Starwood Hotels & Resorts Worldwide, Inc.



     In May 1998, FelCor raised approximately $139.1 million from the sale of $143.8 million in aggregate liquidation preference of preferred stock to finance the costs of its acquisition of hotels from Starwood.



  Recent Loan to Bristol



     In contemplation of the Merger, FelCor has loaned to Bristol pursuant to an interim secured credit facility, $120 million. Bristol has used these funds to retire $30 million in senior notes, which bore annual interest at a rate of 11.22% and to pay $2.8 million in related interest and prepayment penalties, to fund $20 million of the purchase price for and repay $25 million in debt assumed in connection with Bristol's acquisition of 20 midwestern hotels containing a total of 3,456 rooms (the "Omaha Acquisition"), to pay the $9 million acquisition price of one hotel and $33.2 million to pay certain renovation costs of Bristol's redevelopment and rebranding program. The loan is secured by mortgages on 14 of the hotels acquired by Bristol with the borrowed funds and one other hotel owned by Bristol. If the Merger Agreement is terminated for any reason other than the failure of FelCor's stockholders to approve the Merger, the loan will be due 120 days after such termination or, if later, when FelCor pays to Bristol the break-up fee, if it is so obligated (the "Post-Termination Maturity Date"). If the Merger Agreement is terminated because FelCor's stockholders fail to approve the Merger, $56.2 million of the loan balance will be converted to unsecured indebtedness of Bristol with a maturity of December 31, 2003. The remaining loan balance will continue to be secured and due on the Post-Termination Maturity Date.


BRISTOL


     Bristol is one of the largest owner/operators of full-service hotels in the United States, currently operating 124 hotels containing over 32,000 rooms, of which 110 hotels will be acquired by FelCor. Bristol's hotels are primarily full-service hotels that operate in the mid-scale to upscale segments of the lodging industry. Bristol is the franchisee of the largest number of Holiday Hospitality Franchising, Inc. ("Holiday Hospitality") branded hotels, including Crowne Plaza, Holiday Inns and Holiday Inns Select hotels. Holiday Hospitality is a direct subsidiary of Bass Hotels & Resorts Inc., which recently announced its name change from Holiday Hospitality Corporation. Bristol also operates 29 hotels under other hotel brands, including Hampton Inn, Courtyard by Marriott and Fairfield Inn. Bristol's hotels are located in 27 states and Canada, with hotels concentrated in major metropolitan areas of the South, East, Southwest and Pacific regions of the United States.


  Recent Developments


     Recent Acquisitions



     On April 30, 1998, Bristol acquired 20 midwestern hotels with a total of 3,456 rooms in the Omaha Acquisition. The total consideration for the Omaha Acquisition was $20.0 million in cash, $40.0 million in assumed debt and 1.43 million shares of newly issued Bristol Common Shares.


     The hotels in the Omaha Acquisition consist of nine full-service Holiday Inn hotels, five Holiday Inn Express hotels, five Hampton Inn hotels and one Homewood Suites hotel, with locations in Omaha, Nebraska; Moline, Illinois; Davenport, Iowa; central Kansas and Midland/Odessa, Texas. Seven of the nine full-service hotels have undergone major property improvement plans over the past 24 months. Of the five Holiday Inn Express hotels, one is a new construction project set to open for business in mid-1998 and two others are newly built hotels that opened in the past two years.


     Since March 31, 1998, Bristol has also acquired the 187-room Sheraton Four Points-Leominster, Massachusetts hotel, and a third-party management agreement for the Meadowlands Hilton in Secaucus, New Jersey, with 301 rooms and has leased the Hampton Inn -- Las Vegas, which has 128 rooms.



     Redevelopment and Rebranding



     In November 1997, Bristol initiated a comprehensive redevelopment and rebranding program (the "Redevelopment and Rebranding Program") which entails exterior and interior reconstruction of and renovations to 41 of its hotels that were acquired from Holiday Inns, Inc. in April 1997 and three hotels acquired during 1997, as well as the rebranding of seven hotels operated under Bristol's own brand names to Crowne Plaza and Holiday Inn & Suites properties. The Redevelopment and Rebranding Program is expected to be substantially complete by the end of 1999.


     In addition to the renovations, Bristol expects to rebrand 13 of its 41 Holiday Inn hotels primarily to the Crowne Plaza brand. Bristol believes the conversions to the Crowne Plaza brand will enable the hotels to more effectively compete in the markets in which they operate.

THE COMBINED COMPANY


     General. As a result of the Merger, Bristol will be merged into FelCor, which will be the surviving corporation. FelCor will succeed to the ownership, either directly or through Bristol's subsidiaries, of 110 of Bristol's owned and leased hotels (the "Bristol Hotels") and continue to operate as a REIT. It is expected that FelCor will contribute ownership of the Bristol Hotels to the FelCor Operating Partnership, following which

FelCor will have a 95.7% general partner interest in the FelCor Operating Partnership. If the proposal to change FelCor's name is approved by FelCor stockholders, FelCor's name will be "FelCor Lodging Trust Incorporated."



     FelCor will own interests in 195 hotels after the Merger with an aggregate of 49,713 suites/rooms in 34 states and Canada (collectively the "Hotels"), which, upon completion of the Redevelopment and Rebranding Program, as shown in the following table.


                     COMBINED COMPANY PORTFOLIO COMPOSITION


                                                                   COMBINED
                                                              ------------------
                           BRAND                              HOTELS      ROOMS
                           -----                              ------      ------
Upscale All Suite
  Embassy Suites............................................    58        14,265
  Doubletree Guest Suites...................................    14         2,713
  Sheraton Suites...........................................     4           984
  Hilton Suites.............................................     1           174
  Crowne Plaza Suites.......................................     1           295
  Homewood Suites...........................................     1           108
  Bristol House.............................................     1           127
                                                               ---        ------
       Subtotal.............................................    80        18,666
Upscale Full Service
  Crowne Plaza..............................................    19         6,814
  Doubletree Hotel..........................................     2           402
  Harvey Hotel..............................................     4         1,262
  Sheraton..................................................     5         1,956
  Hilton....................................................     1           301
                                                               ---        ------
       Subtotal.............................................    31        10,959
Full Service
  Holiday Inn...............................................    48        13,139
  Holiday Inn Select........................................     6         2,145
  Ramada....................................................     1           220
  Days Inn..................................................     1           157
  Courtyard by Marriott.....................................     2           420
  Holiday Inn & Suites......................................     2           509
  Sheraton Four Points......................................     1           187
  Independent...............................................     1           181
                                                               ---        ------
       Subtotal.............................................    62        16,734
Limited Service
  Holiday Inn Express.......................................     8         1,113
  Fairfield Inn.............................................     5           931
  Hampton Inn...............................................     9         1,310
                                                               ---        ------
       Subtotal.............................................    22         3,354
          Total.............................................   195        49,713


     The FelCor Hotels will continue to be leased by the FelCor Operating Partnership to DJONT. DJONT is currently considering the possibility of transferring its leasehold interests to unrelated third parties, including the possible transfer of leases covering ten hotels to BHR. The Bristol Hotels will be leased by the FelCor Operating Partnership to BHR, pursuant to leases similar to the Percentage Leases. BHR and FelCor will be independent public companies with no overlap in management or boards of directors. However, BHR's two largest stockholders will also have significant ownership interests in FelCor and will have representatives on the Boards of Directors of both companies, including the Chairman of the Board of FelCor. Because of this ownership and the substantial relationship between the two companies arising out of BHR's leasing and operation of the Bristol Hotels following the Merger, it is anticipated that the two companies will have a strategic alliance in the acquisition and redevelopment of additional hotels. FelCor will maintain its existing headquarters facilities in Dallas, and BHR will assume responsibility for Bristol's employees and existing headquarters facilities in Dallas.

     FelCor and BHR intend to continue Bristol's Redevelopment and Rebranding Program following the Merger.


     Indebtedness, Liquidity and Financial Resources. Assuming the consummation of the Merger, at March 31, 1998, FelCor would have had approximately $1.5 billion of pro forma total indebtedness, as compared to $495 million in actual total indebtedness for FelCor alone as of March 31, 1998. The pro forma ratio of EBITDA to interest paid for the three months ended March 31, 1998 would have been 4.1 to 1.0. compared to 6.9 to 1.0 for FelCor above. Of FelCor's pro forma indebtedness at March 31, 1998, 59.3% would have provided for the payment of interest at floating rates.



     FelCor is in the process of increasing its existing primary unsecured credit facilities from $550 million to $1.2 billion. The new credit facilities are expected to be comprised of a three-year unsecured revolving line of credit and an 18-month unsecured term loan. The amount available to FelCor under the new credit facilities will be limited to $850 million until the effectiveness of the Merger, at which time the balance of the credit facilities will become available. These facilities will be used to refinance approximately $500 million of Bristol's indebtedness upon consummation of the Merger. This refinancing is expected to reduce interest cost and replace certain existing secured debt of Bristol with unsecured debt financing. No assurance can be given that FelCor will be successful in effecting such refinancing.



     Directors and Officers of Surviving Corporation. In connection with the Merger, the FelCor Board will be reconstituted. See "The Merger
Agreement -- Reconstitution of FelCor Board." The number of directors will increase from seven to 10 members. The seven directors of FelCor, two of whom will be elected at the FelCor Annual Meeting, will continue as directors of FelCor following the Merger but their terms of office will be revised as a result of the Merger. Hervey A. Feldman will retire from the FelCor Board at the FelCor Annual Meeting and will assume the title of Chairman Emeritus. See "Other FelCor Annual Meeting Proposals -- Election of FelCor Directors" for a description of the identities and business experiences of each of the seven directors. In addition, the following three Bristol directors will be added to the FelCor Board in connection with the Merger: Donald J. McNamara, Robert L. Lutz, Jr. and Richard C. North. See "Other Bristol Annual Meeting
Proposals -- Election of Bristol Directors" for a description of the business experience of each of the three new directors. In connection with the Merger, the Bristol Majority Stockholders will agree to vote their FelCor Common Shares to elect one designee each of Bass America, Inc. and Holiday Corporation (the "Holiday Entities"), on the one hand, and the two entities (the "Holdings Entities") that succeed to the Bristol shares held by United/Harvey Holdings, L.P. ("Holdings"), on the other hand, to the FelCor Board, so long as each of the Holiday Entities and their affiliates, on the one hand, and the Holdings Entities and their affiliates, on the other hand, continues to own at least 25% of their respective FelCor Common Shares obtained in the Merger.


     Other than Mr. Feldman's retirement and the appointment of Donald J. McNamara as Chairman of the Board of FelCor, the officers of FelCor are not expected to change as a result of the Merger.

                                  THE SPIN-OFF


     Bristol will distribute to its stockholders (the "Spin-Off") one share of common stock of BHR ("BHR Common Shares") for every two Bristol Common Shares (the "Spin-Off Ratio") held by them on the date the Spin-Off occurs. FelCor stockholders will not receive BHR Common Shares in the Spin-Off. The Spin-Off is a condition precedent to the Merger and is expected to occur on the business day before the Effective Time of the Merger.


THE REORGANIZATION


     Prior to the Spin-Off, Bristol will effect a series of mergers, asset and stock transfers and liability assumptions among itself and its subsidiaries in order to separate all of the management and operating business of Bristol from Bristol's hotel real estate assets. BHR will retain all the assets and assume the liabilities associated with the management and operating business, and Bristol will retain all the other assets and liabilities, including all of Bristol's existing indebtedness other than trade accounts payable. The reorganization will take place pursuant to the terms of an agreement (the "Spin-Off Agreement") entered into among Bristol, BHR and Bristol Hotel Management Corporation.


     Pursuant to the Spin-Off Agreement, Bristol has agreed (i) to contribute, if necessary, sufficient assets to BHR so that BHR will have a net worth of $30 million and (ii) to lend, if necessary, sufficient cash to BHR so that BHR will have at least $15 million in cash at the time of the Spin-Off. These agreements were made to ensure that BHR would have sufficient liquidity to satisfy its obligations immediately following the Spin-Off. Under the Percentage Leases, BHR will be obligated to maintain certain minimum levels of net worth and liquidity.

     Each of Bristol and BHR has agreed to indemnify the other for all liabilities that have been assumed by such party pursuant to the Spin-Off Agreement, other than liabilities resulting from the intentional misconduct or gross negligence of the other party that have not previously been disclosed.

BHR PERCENTAGE LEASES

     BHR will lease all of the Bristol Hotels acquired by FelCor in the Merger pursuant to long-term leases. The leases will be for initial terms of five to 15 years, with optional renewals upon the same terms for up to a total, including the initial term, of 15 years. The lease will require BHR to pay FelCor a monthly rent equal to the greater of base rent and percentage rent based on specified percentages of certain hotel revenues. The leases may be terminated by FelCor if BHR fails to satisfy certain performance targets, if BHR fails to maintain a minimum liquid net worth or otherwise breaches its material obligations under the leases.

CONDITIONS TO THE SPIN-OFF

     The obligation of Bristol to consummate the Spin-Off is subject to the satisfaction or waiver of the same conditions to the consummation of the Merger set forth in the Merger Agreement. Accordingly, the Spin-Off will not occur if the Merger is not approved.

FEDERAL INCOME TAX CONSEQUENCES

     The distribution of BHR Common Shares to Bristol stockholders will be a taxable dividend to Bristol stockholders. A more detailed discussed of the federal income tax consequences to Bristol stockholders is contained in the Information Statement that is being distributed together with this document to Bristol stockholders.

BUSINESS AND MANAGEMENT OF BHR


     Following the Spin-Off, BHR will operate 124 primarily full-service hotels in the upscale and midscale segments of the hotel market under leases from FelCor. BHR will be one of the leading independent operators of third party owned and branded hotels in the U.S. and will be the franchisee of the largest number of Holiday Hospitality branded hotels. BHR has also agreed to add 8,700 Holiday Hospitality branded rooms to its portfolio of owned or managed hotels over the next five years. BHR intends to work with FelCor after the Merger in the acquisition and leasing of additional hotels. BHR will continue to pursue leases and management contracts for large, full-service hotels, especially those that can be redeveloped and repositioned.

EMPLOYEE OPTION PLANS

     Effective as of the date of the Spin-Off, each outstanding Bristol stock option will be split into two options, one to purchase Bristol Common Shares and the other to purchase BHR Common Shares. The BHR options will be assumed by BHR in the Spin-Off. The options to purchase Bristol Common Shares will be assumed by FelCor in the Merger and converted into options to purchase FelCor Common Shares. See "The Merger Agreement -- Treatment of Bristol Stock Options."

LISTING


     Bristol has applied to list the BHR Common Shares on the New York Stock Exchange ("NYSE"), subject to final notification of issuance. Although Bristol has received preliminary approval for the listing of the BHR Common Shares on the NYSE, no assurance can be given that final approval for such listing will be received.


STOCKHOLDER APPROVAL


     Stockholder approval of the Spin-Off is not required under applicable law, and no such approval is being sought.


ADDITIONAL INFORMATION ABOUT THE SPIN-OFF

     An Information Statement related to BHR is being furnished to Bristol stockholders together with this document. Bristol stockholders are encouraged to review the Information Statement in its entirety.

                                   THE MERGER

GENERAL

     The Merger Agreement provides for a business combination between FelCor and Bristol in which Bristol would be merged with and into FelCor and Bristol Common Shares would be converted into the right to receive FelCor Common Shares. As a result of the Merger, FelCor would be the surviving corporation, and the separate existence of Bristol would cease. The discussion in this Joint Proxy Statement/Prospectus of the principal terms of the Merger is subject to and qualified in its entirety by reference to the Merger Agreement, a copy of which is attached to this Joint Proxy Statement/Prospectus as Annex A.

EFFECTIVE TIME

     If the Merger Agreement is adopted by the requisite vote of the stockholders of FelCor and Bristol and the other conditions to the Merger are satisfied or waived (if permissible), the Merger will be consummated and effected at the time a Certificate of Merger is filed with the Secretary of State of Delaware and Articles of Merger are accepted for recording by the Maryland State Department of Assessments and Taxation or at such later time as the parties to the Merger Agreement agree and specify in such Certificate of Merger and Articles of Merger. The Merger Agreement provides that FelCor and Bristol will cause the effective time of the Merger (the "Effective Time") to occur at 9:00 a.m., New York City time, on the first NYSE trading day after the Merger closing, which will occur no later than the third business day (unless the parties agree to another date) following the satisfaction or waiver of all the conditions set forth in the Merger Agreement.

TERMS OF THE MERGER

     In the Merger, each Bristol Common Share outstanding at the Effective Time (other than Bristol Common Shares held in Bristol's treasury or owned by FelCor or any subsidiary of FelCor) will be converted into the right to receive 0.685 (the "Exchange Ratio") FelCor Common Shares. No fractional FelCor Common Shares will be issued, and cash will be paid in lieu of any such fractional shares.

BACKGROUND OF THE MERGER


     In 1997, FelCor determined that it would be advisable for it to consider pursuit of one or more possible strategic relationships with entities in addition to Promus/Doubletree. Accordingly, in June 1997, FelCor completed the acquisition of five Sheraton hotels, establishing a new strategic alliance with Sheraton. Sheraton has subsequently been acquired by Starwood, another lodging REIT. FelCor's management determined that it was desirable for FelCor to develop another strategic alliance through a substantial business combination transaction with another lodging company. Such transaction would also provide FelCor with sufficient scale to continue to be a substantial participant in the rapidly consolidating lodging industry. FelCor considered a number of possible acquisition targets and, during the period from September 1997 through mid-January 1998, FelCor engaged in informal discussions with another publicly traded lodging REIT regarding a possible acquisition of this REIT by FelCor. The parties exchanged information regarding the companies and discussed various acquisition structures, but the companies were unable to agree upon an exchange ratio and ultimately determined to terminate such discussions in January 1998. Also among the possible companies considered by FelCor was Bristol. FelCor's management believed that the pursuit of a possible business combination transaction with Bristol would be consistent with its strategy of broadening its strategic relationships and would not preclude it from pursuing other opportunities that may from time to time become available to it.



     From time to time, Bristol's management has considered various strategic alternatives, including possible recapitalization and business combination transactions, in light of, among other things, the high level of consolidation in the lodging industry and the generally higher stock market valuations accorded in the past several years to REITs and other tax pass-through real estate companies than have been accorded C corporations that own real estate. In connection therewith, Bristol engaged in discussions with representatives of other lodging and real estate related companies relating to possible business combination transactions. However, none of those business combination discussions with potential parties other than FelCor advanced beyond the preliminary stage. In addition, Bristol management explored various alternative transactions, including recapitalizations involving the split-up of Bristol's management and hotel ownership businesses in a so-called "clipped" equity ownership structure. Clipped ownership structures involve separate REIT real estate ownership and C-corporation management entities, the equity securities of which trade separately in the public securities markets, but can be held or traded together to obtain the benefit of owning and operating the REIT's assets. Clipped entities also cooperate to pursue specified common objectives pursuant to long-term contractual arrangements.


     On December 24, 1997, Thomas J. Corcoran, Jr., FelCor's President and Chief Executive Officer, and Donald J. McNamara, Bristol's Chairman of the Board, met at Mr. Corcoran's suggestion and discussed a possible business combination involving FelCor and Bristol. These discussion were exploratory in nature, but Mr. McNamara was generally familiar with FelCor and its assets, having served as a member of FelCor's Board of Directors until November 1997. Following that meeting, FelCor, Bristol and their respective financial and legal advisors exchanged certain financial and operational information and considered possible alternative transactions and structures over the course of the next several weeks.


     At a meeting on January 13, 1998, Randall L. Churchey, the Chief Financial Officer of FelCor met with Jeffrey P. Mayer, Chief Financial Officer of Bristol and Kurt Read, a director of Bristol, to discuss the historical financial information that had been exchanged and to review possible transaction structures. As a result of the review of exchanged information and this meeting, Bristol and FelCor determined that there was mutual interest in continuing to explore a possible business combination. To obtain advice and assistance in considering the possible transaction and the issues that would be required to be considered if such a transaction were to be pursued, Bristol requested the assistance of Jones, Day, Reavis & Pogue ("Jones Day"), which is Bristol's regular outside counsel in respect of securities, transactional and finance matters, and Merrill, Lynch, Pierce, Fenner & Smith, Inc. ("Merrill Lynch"), which had acted as Bristol's lead underwriter in Bristol's initial public offering and as Bristol's financial advisor in the acquisition of Holiday

Inns, Inc. FelCor requested the assistance of BT Wolfensohn, which firm had from time to time provided financial advisory assistance to FelCor, Jenkens & Gilchrist, a Professional Corporation ("Jenkens & Gilchrist"), FelCor's regular outside counsel in respect of securities, transactional and finance matters, and Hunton & Williams, FelCor's primary outside REIT tax counsel. Over the course of the next several weeks, representatives of the companies and their respective legal and financial advisors had numerous discussions of the operational, financial, structural and tax considerations involved in a possible business combination transaction and exchanged information with respect thereto. Among the issues discussed were possible transaction structures, board representation, employee and compensation matters, current redevelopment and rebranding programs, the Holiday Hospitality brands and their positions and prospects in the United States lodging market, the existing Bristol debt and the possibility of refinancing the same upon more desirable terms, the REIT structure and required lease terms and the companies' respective acquisition pipelines. Among the exchanged information were copies of the companies' existing debt instruments, 1998 budgets, forms of franchise, management and lease agreements and summaries of various other agreements.



     The Boards of Directors of FelCor and Bristol considered the possible transaction on a number of occasions. The FelCor Board was initially advised of a possible transaction and preliminary information was informally communicated to the directors during January and February, 1998. Following such communications, management received preliminary approval to proceed with discussions. The transaction was reviewed in detail by the FelCor Board at a regular meeting on March 5, 1998. Members of FelCor's senior management and representatives of Jenkens & Gilchrist, FelCor's outside counsel, and BT Wolfensohn, its financial advisor, were also present and participated in the meeting. At this meeting, the FelCor Board received specific information regarding the terms of the proposed transaction, information regarding Bristol, the status of negotiations, issues relating to the transaction and a timetable for completion of the transaction. The directors were provided with a preliminary analysis prepared by BT Wolfensohn regarding the possible transaction. The directors were also provided with notebooks containing copies of Bristol's filings under the Exchange Act since January 1, 1997 and copies of certain filings by Bristol under the Securities Act. At this meeting, the discussion among the directors focused primarily upon the strategic implications of the transaction, including the desirability of expansion into the mid-scale, full-service segment of the lodging industry, the present and anticipated perception of the Holiday Hospitality brands in the market place and the abilities and experience of Bristol in the acquisition, redevelopment, rebranding and operation of hotels.



     The possible transaction was first reviewed by the Bristol Board at a regular meeting on February 17, 1998. Bristol's senior management, as well as representatives of Jones Day and Merrill Lynch participated in the meeting. At the February 17, 1998 meeting, Bristol's senior management reviewed the preliminary discussions regarding possible business combination transactions conducted with other lodging industry companies, none of which were ongoing at the time that the preliminary discussions with FelCor commenced in late December 1997. In addition, Bristol's senior management reviewed, with the assistance of Merrill Lynch and Jones Day, the recapitalization alternatives that had been under consideration, focusing on the clipped-share alternative. That alternative was believed by management to be potentially the most attractive recapitalization concept in light of, among other factors, the general reaction to other clipped-share real estate companies in the public securities markets. Following discussion, it was the consensus of the Bristol Board that management should continue to pursue preliminary discussions with FelCor, although no decision was made to pursue or not to pursue any particular strategic alternative.



     The Bristol Board met again on March 10, 1998. Bristol's senior management and representatives of Jones Day and Merrill Lynch also participated in the meeting. At the March 10 meeting, Bristol's senior management updated the Board regarding the course of the discussions with representatives of FelCor. In addition, a representative of Jones Day reviewed the structural alternatives under consideration and outlined a possible timetable for the completion of discussions, which contemplated that a decision could be made as to whether to pursue a transaction with FelCor by the end of March 1998.


     At about this time, the parties' respective legal and financial advisors had jointly determined that a transaction structure involving a spin-off of Bristol's hotel operations business and subsequent parent-to-parent merger would be workable, exchanged drafts of definitive documentation and began a substantially continuous series of discussions and negotiations regarding the terms of a possible transaction which culminated in daily meetings during the week of March 16, 1998. In a series of meetings leading up to and including the weekend of March 21, 1998, the parties discussed and resolved key financial and other issues, including the Exchange Ratio, conditions to the Merger, the allocation of liabilities between FelCor and BHR, the composition of the FelCor Board following the Merger and other matters. Substantially simultaneously therewith, representatives of FelCor and the Bristol Majority Stockholders discussed and resolved issues relating to the relationship of Holiday Entities and Holdings with each of FelCor and BHR following the Spin-Off and the Merger.


     A special meeting of the FelCor Board was held on March 23, 1998 at which the possible transaction with Bristol was reviewed in detail with the FelCor Board by FelCor's senior management with the assistance of Jenkens & Gilchrist and BT Wolfensohn. The presentations and discussions at the meeting were wide-ranging and detailed and included, among other things, (i) a presentation by management regarding the terms of the proposed transaction and the relative benefits and risks thereof, (ii) a written and oral presentation by BT Wolfensohn regarding the transaction and the fairness of the transaction from a financial point of view to FelCor and (iii) presentations by Lawrence Robinson, FelCor's General Counsel, and by representatives of Jenkens & Gilchrist, FelCor's outside counsel, regarding the duties of the directors and issues relating to the transaction. Thereafter, BT Wolfensohn orally advised the FelCor Board, which advice was subsequently confirmed in writing as of March 23, 1998, of BT Wolfensohn's opinion that, as of March 23, 1998, the Exchange Ratio was fair from a financial point of view to FelCor. Thereafter, the FelCor Board, by unanimous vote, approved the Merger Agreement and related documents.


     A special meeting of the Bristol Board was held on March 23, 1998, at which the possible transaction with FelCor was reviewed in detail with the Bristol Board by Bristol's senior management with the assistance of Jones Day and Merrill Lynch. The presentations and discussions at the meeting were wide-ranging and detailed and included, among other things, (i) a presentation by management regarding events since the March 10, 1998 meeting of the Bristol Board, (ii) a description by Jones Day of the material terms of the Merger Agreement and related documents, including the Voting Agreement, (iii) a presentation by Jones Day regarding the duties of the directors, (iv) presentations by Merrill Lynch regarding the fairness of the possible transaction with FelCor from a financial point of view, and (v) a presentation by Jones Day regarding the provisions of the documentation in respect of the Merger and other matters in which management, Holiday or Holdings might be said to have interests different from or in addition to the interests of Bristol stockholders generally. Thereafter, Merrill Lynch orally advised the Board, which advice was subsequently confirmed in writing as of March 23, 1998, of Merrill Lynch's opinion that, as of March 23, 1998, the Exchange Ratio was fair from a financial point of view to Bristol's stockholders. Thereafter, the Bristol Board, by unanimous vote, approved the Merger Agreement and related documents.

     Following additional discussions of the terms of the definitive documentation, the parties executed the Merger Agreement and publicly announced the transaction during the evening of March 23, 1998.

FELCOR'S REASONS FOR THE MERGER; RECOMMENDATIONS OF THE FELCOR BOARD

     The FelCor Board believes that the terms of the Merger are fair to, and the Merger is in the best interests of, FelCor and its stockholders. Accordingly, the FelCor Board has approved and adopted the Merger Agreement, including the Merger and amendments to the FelCor Charter provided for therein, and determined to submit the Merger Agreement to FelCor's stockholders for consideration and adoption. In forming this belief, the FelCor Board consulted with FelCor's management, as well as FelCor's outside legal counsel, accountants and its financial advisor, BT Wolfensohn, and considered the following material positive factors:


          1. The Merger would represent a further extension of FelCor's developing multi-brand strategy that focuses on full-service hotels.



          2. The addition of Bristol's real estate assets would enhance FelCor's critical mass and market presence, and result in FelCor being the largest non-paired share lodging REIT (one whose shares are not traded together with those of a hotel operating company) and the third largest lodging REIT in terms of total market capitalization. In this regard, the FelCor Board determined that the surviving company's size itself would enhance overall financing ability, access to deal flow and acquisition opportunities;

          3. The Merger would result in an on-going, strategic alliance with BHR, the management of which has a demonstrated expertise in hotel acquisitions, management and repositioning strategy, and with Bristol's principal stockholders, including the parent of Holiday Hospitality which franchises Holiday Inns and Crowne Plaza hotels. The Holiday Inns name is one of the most recognized brand names in America. While there will be significant ownership of FelCor by the Bristol Majority Stockholders, the Board believed that FelCor's flexibility would continue by its decision not to adopt a so-called "clipped" share structure under which BHR's future operations would be more closely linked, contractually, to FelCor;



          4. The introduction of BHR as an independent, third party lessee is expected to be viewed positively by investors. The execution of new Percentage Leases with BHR covering the Bristol Hotels as part of the Spin-Off would constitute the initial step in a new strategy of seeking independent, third party lessees to operate FelCor's hotels.



          5. The Merger would be accretive to FelCor's estimated per share funds from operations in 1998, 1999 and 2000, which the Board considered to be more important than the resulting pro forma decrease in earnings per share;



          6. The real estate assets of Bristol would further diversify FelCor's assets by category of hotel and by geographic location. Diversification by geographic location and category of hotel should improve FelCor's stability and performance during economic downturns affecting one region or type of hotel;



          7. The ongoing program of Holiday Hospitality to upgrade its image and franchise system by substantial system-wide upgrades and refurbishment, which was believed to create a potential for growth in revenues of the Bristol hotels; and



          8. FelCor's enhanced size and financing capabilities, the ongoing strategic alliance with BHR, the post-Merger relationship between BHR and the Holiday Entities and the significant ownership of FelCor Common Shares by the Holiday Entities should provide new opportunities to FelCor to acquire, upgrade and reposition hotels, especially those franchised by Holiday Hospitality.


The FelCor Board also considered the presentations and analyses of BT Wolfensohn, financial advisor to FelCor, BT Wolfensohn's opinion to the effect that, as of March 23, 1998, the Exchange Ratio is fair to FelCor from a financial point of view and the terms and structure of the Merger, including the provisions of the Merger Agreement and the Voting Agreement. See "-- Opinion of FelCor's Financial Advisor," "The Merger Agreement" and "The Voting Agreement."


     In view of the wide variety of factors considered, the FelCor Board did not find it practicable to, and did not, quantify or otherwise attempt to rank or assign relative weights to the specific factors considered in making its determination. In addition, individual members of the FelCor Board may have given different weights to different factors. However, FelCor believes that, in general, the most important factors considered by the FelCor Board in its analysis of the Merger were those described in paragraphs 1, 2, 3, 4 and 5 above and BT Wolfensohn's fairness opinion. The FelCor Board did not specifically adopt the conclusions of the BT Wolfensohn fairness opinion, other than the conclusion that the Merger is fair to FelCor, which the Board independently determined after considering all of the foregoing factors including the fairness opinion.

     The FelCor Board also considered the following potential risks and detriments related to the Merger:



          1. The Merger would represent a further departure from FelCor's historical upscale, all-suite hotel strategy;



          2. The likelihood of achieving the anticipated results of operations for the Bristol Hotels as a result of Bristol's repositioning strategy;



          3. The substantial debt of Bristol being assumed could adversely affect FelCor's ability to obtain additional financing and result in higher borrowing costs;



          4. The risk that the Merger may negatively impact FelCor's existing strategic alliances;



          5. The relative market perception of the Holiday Inns brand versus the Embassy Suites, Doubletree and Sheraton brands under which most of FelCor's current hotels are operated;



          6. The differences between FelCor's existing strategic alliances and the new strategic alliance with BHR, and BHR's lack of control over the Holiday Hospitality brands; and



          7. The risk that third parties may make alternative proposals to Bristol.



     In considering the foregoing potential risks and detriments, the FelCor Board concluded that the benefits to be derived from Merger outweighed the potential risks and detriments listed above. The FelCor Board concluded that the $65 million break-up fee in the Merger Agreement would compensate FelCor adequately for its losses should Bristol pursue a competing transaction. The FelCor Board believed that FelCor should be able to refinance the Bristol debt assumed as a result of the Merger. While the FelCor Board recognized that relying on the anticipated results of operations for the Bristol Hotels presented some risk, it believed that the substantial benefits, in the form of increased rental revenue warranted the assumption of this risk. The FelCor Board concluded that these potential risks and detriments were outweighed by the potential positive factors considered by the FelCor Board described above. Accordingly, the FelCor Board voted unanimously to approve and adopt the Merger Agreement and to submit the Merger proposal to the stockholders of FelCor for consideration and approval.



     THE FELCOR BOARD BELIEVES THE MERGER IS FAIR AND IN THE BEST INTERESTS OF FELCOR AND ITS STOCKHOLDERS. THE FELCOR BOARD UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF FELCOR VOTE FOR THE ADOPTION OF THE MERGER AGREEMENT.


BRISTOL'S REASONS FOR THE MERGER; RECOMMENDATIONS OF THE BRISTOL BOARD

     On March 23, 1998, the Bristol Board determined by unanimous vote that the Merger is in the best interests of Bristol and Bristol stockholders and resolved to recommend that Bristol stockholders vote for adoption of the Merger Agreement. The decision of the Bristol Board to approve the Merger Agreement and recommend the adoption thereof by Bristol stockholders was based upon various factors, including, in addition to the factors relevant to Bristol referred to in "-- Background of the Merger," the following:


          1. The Bristol Board's understanding of conditions in the lodging industry in the United States, the strategic options available to Bristol and the likelihood of future consolidation in the lodging industry. In this regard, it was the consensus of the Bristol Board and senior management that it was not likely that a superior transaction involving the combination of Bristol's owned hotels with another REIT or other entity would be available in the near or intermediate term and that the Merger and the Spin-Off were superior to any clipped share or other recapitalization transaction available to Bristol;



          2. Bristol's prospects as a standalone entity, including that, with respect to Bristol's owned hotels, the belief that those assets would receive a higher valuation in the public securities markets if owned by a REIT or other tax pass-through entity;



          3. The Bristol Board's consideration of information regarding the business, financial condition, results of operations, prospects and management of Bristol and FelCor, the fit between Bristol's owned assets and the FelCor Hotels and the expectation that, based on the Exchange Ratio, the Merger would be accretive to FelCor's estimated per share funds from operations;

          4. The Exchange Ratio and related terms of the Merger Agreement, including the possibility that, because the Exchange Ratio was fixed, the market value of FelCor Common Shares into which Bristol Common Shares would be converted as of the Effective Time could be lower than the price per FelCor Common Share prior to the execution of the Merger Agreement as a result of changes in the market prices for FelCor Common Shares, the historical trading prices for FelCor and Bristol Common Shares, Bristol's right to terminate the Merger Agreement if the volume weighted average sales price for FelCor Common Shares was less from $28.00 per share over a 10 trading day period and the course of the negotiations relating to the terms of the Merger (see "-- Background of the Merger");


          5. The support for the transaction by the Holiday Entities and Holdings and their willingness to modify existing agreements between or among them and Bristol to facilitate the transaction, including the Holiday Entities amendment of the Bristol-Holiday Entities Hotel Properties Agreement to eliminate the requirement that, in general, 85% of Bristol's hotels operate under a Holiday Hospitality brand (see "-- Interests of Certain Persons in the Merger -- Hotel Properties Agreement");



          6. The other terms of the Merger Agreement, including the terms relating to the relationship between the Holiday Entities, Holdings and FelCor following the Merger, the composition of the FelCor Board and the terms of the Voting Agreement and the other matters described in "-- Interests of Certain Persons in the Merger," including the interests of Bristol Board members in such matters;



          7. The expectation that the Merger could be accomplished on a tax-free basis to Bristol stockholders (other than cash received in lieu of fractional shares);


          8. The willingness of Messrs. Kline and Beckert to modify their existing employment and option agreements so that the Merger and the Spin-Off would not constitute events that would give them rights to severance or other benefits;


          9. The no-shop and related terms of the Merger Agreement, as well as the terms of the Merger Agreement which, subject to certain restrictions, would permit Bristol to terminate the Merger Agreement upon payment of a $60 million termination fee and a $5 million expense reimbursement to FelCor if a superior proposal were made to Bristol prior to the vote by Bristol stockholders on the Merger (see "The Merger
     Agreement -- Solicitation of Other Proposals; Break-up Fee"); and



          10. The opinion of Merrill Lynch described below that, as of March 23, 1998, the Exchange Ratio was fair from a financial point of view to holders of the Bristol Common Shares (see "-- Opinion of Bristol's Financial Advisor").



     In view of the variety of factors considered in connection with its evaluation of the Merger, the Bristol Board did not find it practicable to and did not attempt to rank or assign relative weights to the foregoing factors. In addition, individual members of the Bristol Board may have given different weights to different factors. However, Bristol believes that, in general, the most important factors considered by the Bristol Board in its analysis of the Merger were those described in paragraphs 1, 2, 3, 4 and 5 above. The Bristol Board did not specifically adopt the conclusions of Merrill Lynch's fairness opinion, but did rely on it in reaching its conclusion that the Merger is fair to and in the best interests of Bristol and its stockholders and considered it an important factor in determining whether to approve the Merger Agreement.



     The Bristol Board also considered possible detriments and risk in approving the Merger Agreement and the Spin-Off, including the following:



          1. BHR would have fixed obligations to FelCor under the leases between the parties requiring, in certain circumstances, payments regardless of the operating results of the leased hotels;



          2. The Spin-Off would be a taxable transaction for federal income tax purposes;



          3. BHR would be strategically dependent on FelCor, but would not have contractual rights to operate properties FelCor might acquire in the future; and



          4. The matters referred to in "Risk Factors" above.



The factors referred to in paragraphs 2 and 4 above were regarded by the Bristol Board as inherent in the Merger and Spin-Off transactions. Based upon analyses prepared by Bristol's senior management, it was the consensus of the Bristol Board and Bristol's senior management that it was unlikely that the fixed obligations under the FelCor leases would have a material adverse effect on BHR's future prospects. The absence of a contractual right to operate FelCor's future properties was believed to be offset by the flexibility resulting therefrom and the belief by Bristol's senior management that Bristol and FelCor would likely continue to pursue future business in any event due to the substantial relationship they would have after the Merger and other factors. Finally, the Bristol Board concluded that these potential risks and detriments outlined in this paragraph were outweighed by the potential positive factors considered by the Bristol Board described above.


     THE BRISTOL BOARD BELIEVES THAT THE MERGER IS FAIR TO AND IN THE BEST INTERESTS OF BRISTOL AND ITS STOCKHOLDERS. THE BOARD UNANIMOUSLY RECOMMENDS THAT BRISTOL STOCKHOLDERS VOTE FOR ADOPTION OF THE MERGER AGREEMENT.

OPINION OF FELCOR'S FINANCIAL ADVISOR


     BT Wolfensohn has acted as financial advisor to FelCor in connection with the Merger. At the March 23, 1998 meeting of the FelCor Board, BT Wolfensohn delivered its oral opinion, subsequently confirmed in writing as of the same date, and as of the date hereof, to the FelCor Board to the effect that, as of the respective date of such opinion, the Exchange Ratio was fair, from a financial point of view, to FelCor.



     THE FULL TEXT OF BT WOLFENSOHN'S WRITTEN OPINION, DATED AS OF THE DATE OF THIS JOINT PROXY STATEMENT/ PROSPECTUS (THE "BT WOLFENSOHN OPINION"), WHICH SETS FORTH, AMONG OTHER THINGS, THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS ON THE REVIEW UNDERTAKEN BY BT WOLFENSOHN IN CONNECTION WITH THE OPINION, IS ATTACHED AS ANNEX B TO THIS JOINT PROXY STATEMENT/PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE. FELCOR STOCKHOLDERS ARE URGED TO READ THE BT WOLFENSOHN OPINION IN ITS ENTIRETY. BT WOLFENSOHN WILL NOT UPDATE THE BT WOLFENSOHN OPINION BETWEEN THE DATE OF THIS JOINT PROXY STATEMENT/PROSPECTUS AND THE DATE OF THE FELCOR ANNUAL MEETING OR THE EFFECTIVE TIME OF THE MERGER. THE SUMMARY OF THE BT WOLFENSOHN OPINION SET FORTH IN THIS JOINT PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE BT WOLFENSOHN OPINION.



     In connection with BT Wolfensohn's role as financial advisor to FelCor, and in arriving at its opinion, BT Wolfensohn has, among other things, reviewed certain publicly available financial information and other information concerning FelCor and Bristol and certain internal analyses and other information furnished to it by FelCor and Bristol. BT Wolfensohn also held discussions with the members of the senior managements of FelCor and Bristol regarding the businesses and prospects of their respective companies and the joint prospects of a combined enterprise. In addition, BT Wolfensohn (i) reviewed the reported prices and trading activity for the common stock of both FelCor and Bristol, (ii) compared certain financial and stock market information for FelCor and Bristol with similar information for selected companies whose securities are publicly traded, (iii) reviewed the financial terms of selected recent business combinations which it deemed comparable in whole or in part,
(iv) reviewed the financial terms of certain hotel portfolio transactions it deemed comparable in whole or in part, (v) reviewed the terms of the Merger Agreement and certain related documents, and (vi) performed such other studies and analyses and considered such other factors as it deemed appropriate. Except to the extent disclosed below, the studies and analyses referenced in clause
(vi) were not material to the BT Wolfensohn Opinion.


     In preparing its opinion, BT Wolfensohn did not assume responsibility for the independent verification of, and did not independently verify, any information, whether publicly available or furnished to it, concerning FelCor or Bristol, including, without limitation, any financial information, forecasts or projections, considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, BT Wolfensohn assumed and relied upon the accuracy and completeness of all such information. BT Wolfensohn did not conduct a physical inspection of any of the properties or assets, and did not prepare or obtain any independent evaluation or appraisal of any of the assets or liabilities of FelCor or Bristol. With respect to the financial forecasts made available to BT Wolfensohn and used in its analysis, BT Wolfensohn has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of FelCor or Bristol as to the matters covered thereby. In rendering its opinion, BT Wolfensohn expressed no view as to the reasonableness of such forecasts or the assumptions on which they are based. The

BT Wolfensohn Opinion was necessarily based upon economic, market and other conditions as in effect on, and the information made available to BT Wolfensohn as of, the date of such opinion. In requesting the BT Wolfensohn Opinion, neither FelCor nor any affiliate of FelCor gave any special instruction to BT Wolfensohn.


     For purposes of rendering its opinion, BT Wolfensohn has assumed that, in all respects material to its analysis, the representations and warranties of FelCor and Bristol contained in the Merger Agreement are true and correct, that FelCor and Bristol will each perform all of the covenants and agreements to be performed by it under the Merger Agreement and all conditions to the obligation of each of FelCor and Bristol to consummate the Merger will be satisfied without any waiver thereof. BT Wolfensohn has also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the transactions contemplated by the Merger Agreement will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either FelCor or Bristol is a party or subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on FelCor or Bristol or materially reduce the contemplated benefits of the Merger to FelCor. In addition, BT Wolfensohn has assumed that following the consummation of the Merger, FelCor will continue to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"). In addition, BT Wolfensohn has been advised by FelCor, and accordingly has assumed for purposes of its opinion, that the Merger will be tax-free to the stockholders of each of FelCor and Bristol except for the receipt of cash in lieu of fractional shares by Bristol stockholders. The Spin-Off will be taxable to Bristol and its stockholders.

     Set forth below is a brief summary of certain financial analyses performed by BT Wolfensohn in connection with its opinion and reviewed with the FelCor Board at its meeting on March 23, 1998. In analyzing Bristol, BT Wolfensohn gave pro forma effect to the Spin-Off, which will result in Bristol owning only its real estate assets.


     Analysis of Selected Publicly Traded Companies. BT Wolfensohn compared certain financial information and commonly used valuation measurements for Bristol to corresponding information and measurements for a group of ten publicly traded lodging companies (consisting of American General Hospitality Corporation, Sunstone Hotel Investors, Inc., Innkeepers USA Trust, Hospitality Properties Trust, Boykin Lodging Company and Equity Inns, Inc. (the "Selected REITs") and Host Marriott Corporation, CapStar Hotel Company, Servico, Inc. and Prime Hospitality Corp. (the "Selected C-Corps", and together with the Selected REITs, the "Selected Companies"). Such financial information and valuation measurements included, among other things, (i) common equity market valuation,
(ii) common equity market valuation as adjusted for debt and cash ("Enterprise Value"), and (iii) in the case of the Selected REITs, the ratio of common equity market valuation to estimated 1998 funds from operations ("FFO") and the ratio of Enterprise Value to number of rooms, or, in the case of the Selected C-Corps, the ratio of Enterprise Value to earnings before interest expense, income taxes, depreciation and amortization ("EBITDA"). To calculate the trading multiples for Bristol and the Selected Companies, BT Wolfensohn used publicly available information concerning historical and projected financial performance, including published historical financial information and earnings and FFO estimates reported by Institutional Brokers Estimate System ("IBES") and First Call Corporation ("First Call"), respectively. IBES and First Call are data services that monitor and publish compilations of earnings and FFO estimates by selected research analysts regarding companies of interest to institutional investors. BT Wolfensohn calculated that on a one-year forward-looking basis, the multiple of Equity Value to FFO implied for Bristol in the Merger was 8.9x compared to a range for the Selected REITs of 8.8x to 9.6x, with a median of 9.3x, and the ratio of Enterprise Value to number of rooms implied for Bristol in the Merger was approximately $65,900 compared to a range of $68,700 to $106,400, with a median of $83,600, for the Selected REITs. BT Wolfensohn also calculated that the multiple of Enterprise Value to one-year forward-looking EBITDA implied for Bristol in the Merger was 10.3x compared to a range of 6.2x to 8.9x, with a median of 8.3x, for the Selected C-Corps.


     None of the companies utilized as a comparison is identical to Bristol or FelCor. Accordingly, BT Wolfensohn believes the analysis of publicly traded comparable companies is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in BT Wolfensohn's opinion, concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading value of the comparable companies.

     Analysis of Selected Precedent Transactions. BT Wolfensohn reviewed the financial terms, to the extent publicly available, of 13 proposed, pending or completed mergers and acquisition transactions since January 1996 involving companies in the lodging industry (the "Selected Transactions"). BT Wolfensohn calculated various financial multiples based on certain publicly available information for each of the Selected Transactions and compared them to corresponding financial multiples and premiums over market value for the Merger, based on the Exchange Ratio. The transactions reviewed (and the dates of their announcement) were: Inter-Continental Hotels/Bass plc (2/20/98), Chartwell Leisure/Whitehall Real Estate L.P. (11/13/97), Doubletree Corporation/Promus Hotel Corporation (9/2/97), Vacation Break U.S.A., Inc./ Fairfield Communities, Inc. (8/11/97), Clubhouse Hotels, Inc./Wyndham Hotel Corporation (7/22/97), Renaissance Hotel Group/Marriott International, Inc. (2/18/97), Studio Plus Hotels, Inc./Extended Stay America, Inc. (1/17/97), Red Lion Hotels/Doubletree Corporation (9/12/96) (collectively, the "Selected C-Corp Transactions") and American General Hospitality Corporation/CapStar Hotel Company (3/15/98), La Quinta Inns, Inc./Meditrust Corporation (1/4/98), Interstate Hotels Company/Patriot American Hospitality, Inc.(12/2/97), ITT Corp./Starwood Lodging Trust (10/20/97) and Wyndham Hotel Corporation/Patriot American Hospitality, Inc. (4/14/97) (collectively, the "Selected REIT Transactions"). BT Wolfensohn calculated that the multiple of Enterprise Value to one-year forward-looking EBITDA was 10.3x for the Merger compared to a range of 9.6x to 29.8x latest 12 months EBITDA, with a median of 16.3x, for the Selected C-Corp Transactions, 10.2x and 11.0x one-year forward-looking EBITDA for the two Selected C-Corp Transactions for which there was publicly available information and a range of 10.2x to 12.7x one-year forward-looking EBITDA, with a median of 10.9x, for the Selected REIT Transactions. BT Wolfensohn further calculated that the multiple of Equity Value to one-year forward-looking FFO was 8.8x for the Merger compared to a range of 9.3x to 14.5x, with a median of 9.9x, for the Selected REIT Transactions.

     Analysis of Selected Precedent Portfolio Transactions. BT Wolfensohn also reviewed the financial terms, to the extent publicly available, of eleven proposed, pending or completed hotel portfolio acquisitions announced since December 1996 (collectively, the "Selected Portfolio Transactions"). The transactions reviewed were: Boykin Lodging Company's acquisition of Doubletree licensed hotels from Red Lion Inns Limited Partnership (12/31/97), Innkeepers USA Trust's acquisition of Marriott brand hotels from Marriott International, Inc. (12/23/97), American General Hospitality Corporation's acquisition of various full-service hotels from Financial Security Assurance Corporation (12/15/97), American General Hospitality Corporation's acquisition of various full-service assets from Prime Hospitality Corporation (12/3/97), Hospitality Properties Trust's acquisition of Candlewood brand properties from Candlewood Hotel Company, Inc. (11/20/97), Hospitality Properties Trust's acquisition of various Sumner Suites brand hotels from ShoLodge, Inc. (10/27/97), Hospitality Properties Trust's acquisition of Marriott brand hotels from Marriott International, Inc. (10/13/97), Equity Inns Inc.'s acquisition of AmeriSuites brand hotels from Prime Hospitality Corporation (9/22/97), Sunstone Hotel Investors' acquisition of various full-service hotels from Kahler Hotels, Inc. (8/6/97), Hospitality Properties Trust's acquisition of Marriott brand hotels from Marriott International, Inc. (4/3/97), and Bristol Hotel Company's acquisition of Holiday Inn brand hotels from Bass plc (12/16/96). BT Wolfensohn calculated the multiple of Enterprise Value to number of rooms was approximately $65,900 for the Merger compared to a range of $35,700 to $127,400, with a median $85,300, for the Selected Portfolio Transactions.

     All multiples for the Selected Transactions and the Selected Portfolio Transactions were based on public information available at the time of announcement of such transaction, without taking into account differing market and other conditions during the two-year period during which the Selected Transactions or the Selected Portfolio Transactions occurred. Because the reasons for, and circumstances surrounding, each of the precedent transactions analyzed were so diverse, and due to the inherent differences between the operations and financial conditions of Bristol and FelCor and the companies involved in the Selected Transactions and the Selected Portfolio Transactions, BT Wolfensohn believes that a comparable transaction analysis is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in

BT Wolfensohn's opinion, concerning differences between the characteristics of these transactions and the Merger that could affect the value of the subject companies and businesses and Bristol and FelCor.


     Discounted Cash Flow Analysis. BT Wolfensohn performed a discounted cash flow analysis ("DCF") for Bristol. BT Wolfensohn calculated the discounted cash flow values of Bristol as the sum of the net present values of (i) the estimated future cash flow that Bristol will generate for the years 1998 through 2002, plus (ii) the value of Bristol at the end of such period. The estimated future cash flows were based on internal forecasts for Bristol for the years 1998 through 2002 prepared by Bristol's management. The terminal value of Bristol was calculated based on projected EBITDA for 2002 and a range of multiples of 8.0x to 10.0x. BT Wolfensohn used discount rates ranging from 9.5% to 10.5%. BT Wolfensohn used such discount rates based on its judgment of the estimated weighted average cost of capital of Selected REITs, and used such multiples based on its review of the trading characteristics of the common stock of the Selected REITs and the Selected C-Corps. This analysis indicated a range of equity values of $1,303 million to $1,779 million compared to an Equity Value of $1,150 million for Bristol in the Merger.


     Contribution Analysis. BT Wolfensohn analyzed the relative contributions of Bristol and FelCor, as compared to FelCor's relative ownership of approximately 61% of the outstanding capital of the combined company, to the pro forma income statement of the combined company, based on managements' internal forecasts for their respective companies. This analysis showed that on a pro forma combined basis (excluding non-recurring expenses relating to the Merger), based on the one-year periods ending 1998, 1999 and 2000, Bristol and FelCor would account for approximately 41% and 59%, respectively, 42% and 58%, respectively, and approximately 45% and 55%, respectively, of the combined company's pro forma FFO.


     Pro Forma Combined FFO Analysis. BT Wolfensohn analyzed the pro forma effects of the Merger on FelCor's estimated future FFO per share. The estimated FFO for FelCor and Bristol was based on internal forecasts for the years 1998 through 2000 provided by respective managements. Based on such analysis, BT Wolfensohn computed the resulting dilution/accretion to the FelCor's FFO per share estimate for the fiscal years ending 1998, 1999 and 2000 before non-recurring costs relating to the Merger. BT Wolfensohn noted that, before taking into account non-recurring costs, the Merger would be accretive in 1998, 1999 and 2000 to FelCor's internally estimated FFO per share.


     Pro Forma Share Price Analysis. BT Wolfensohn performed an analysis of FelCor's potential share price assuming the Merger were to be consummated. Based on hypothetical multiples of 1998 FFO ranging from FelCor's current multiple minus one to FelCor's current multiple plus one, and after giving effect to the Exchange Ratio of 0.685, BT Wolfensohn calculated pro forma equity market values per share ranging from $33.67 to $41.59 compared to FelCor's price of $36.25 on March 20, 1998.


     Other Analyses. BT Wolfensohn analyzed the pro forma impact of the Merger on FelCor's coverage ratios. In this regard, BT Wolfensohn noted that while the pro forma debt/capital ratios for the combined company are greater than FelCor's, the pro forma EBITDA/interest expense ratio and FFO/debt (calculated without considering non-recurring charges associated with the Merger) of the combined company were lower than FelCor's and the pro forma debt/EBITDA of the combined company was higher than FelCor's, they remain within published S&P credit statistics for BB-rated companies. BT Wolfensohn also considered pro forma DCF values for the combined company, prepared by combining stand-alone projections provided by respective managements and in accordance with the procedures described under the caption "Discounted Cash Flow Analysis" above. BT Wolfensohn compared pro forma DCF value ranges implied for FelCor stockholders (the "Implied Combined DCF Valuation") with the FelCor stand-alone DCF value range (the "Stand-alone FelCor DCF Valuation"). BT Wolfensohn noted that the Implied Combined DCF Valuation was approximately 3% to 6% greater than the Stand-alone FelCor DCF Valuation without considering any cost savings.


     The foregoing summary describes all analyses and factors that BT Wolfensohn deemed material in its presentation to the FelCor Board, but is not a comprehensive description of all analyses performed and factors considered by BT Wolfensohn in connection with preparing its opinion. The preparation of a fairness opinion is a complex process involving the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. BT Wolfensohn believes that its analyses must be considered as a whole and that considering any portion of such analyses and of the factors considered without considering all analyses and factors could create a misleading view of the process underlying the opinion. In arriving at its fairness determination, BT Wolfensohn did not assign specific weights to any particular analyses.

     In conducting its analyses and arriving at its opinions, BT Wolfensohn utilized a variety of generally accepted valuation methods. The analyses were prepared solely for the purpose of enabling BT Wolfensohn to provide its opinion to the FelCor Board as to the fairness to FelCor of the Exchange Ratio and does not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. In connection with its analyses, BT Wolfensohn made, and was provided by FelCor management with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond FelCor's or Bristol's control. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of FelCor, Bristol or their respective advisors, none of FelCor, BT Wolfensohn, Bristol, Merrill Lynch or any other person assumes responsibility if future results or actual values are materially different from these estimates, forecasts or assumptions.

     The terms of the Merger were determined through negotiations between FelCor and Bristol and were approved by the FelCor Board. Although BT Wolfensohn provided advice to FelCor during the course of these negotiations, the decision to enter into the Merger was solely that of the FelCor Board. As described above, the opinion and presentation of BT Wolfensohn to the FelCor Board were only one of a number of factors taken into consideration by the FelCor Board in making its determination to approve the Merger. BT Wolfensohn's opinion was provided to the FelCor Board to assist it in connection with it consideration of the Merger and does not constitute a recommendation to any holder of FelCor Common Shares as to how to vote with respect to the Merger.


     FelCor selected BT Wolfensohn as financial advisor in connection with the Merger based on BT Wolfensohn's qualifications, expertise, reputation and experience in mergers and acquisitions. BT Wolfensohn is engaged in the merger and acquisition and client advisory business and, for legal and regulatory purposes, is a division of BT Alex. Brown Incorporated, a registered broker dealer and member of the New York Stock Exchange. FelCor has retained BT Wolfensohn pursuant to a letter agreement, dated March 21, 1998 (the "Engagement Letter"). As compensation for BT Wolfensohn's services in connection with the Merger, FelCor will pay a cash fee of $3 million if the Merger is consummated. Regardless of whether the Merger is consummated, FelCor has agreed to pay BT Wolfensohn a cash fee of $1 million and to reimburse BT Wolfensohn for reasonable fees and disbursements of BT Wolfensohn's counsel and all of BT Wolfensohn's reasonable travel and other out-of-pocket expenses incurred in connection with the Merger or otherwise arising out of the retention of BT Wolfensohn under the Engagement Letter. FelCor has also agreed to indemnify BT Wolfensohn and certain related persons to the full extent lawful against certain liabilities, including certain liabilities under the federal securities laws arising out of its engagement or the Merger.



     FelCor selected BT Wolfensohn as its financial advisor based upon its reputation as an internationally recognized investment banking firm experienced in providing advice in connection with mergers and acquisitions and related transactions, particularly in the lodging industry. BT Wolfensohn or one of its affiliates (together, the "BT Group") has, from time to time, provided investment banking services to FelCor and Bristol or their affiliates and has provided commercial lending services to Bristol or its affiliates for which it has received compensation. The BT Group will also provide commercial lending services to BHR after consummation of the Spin-Off. BT Wolfensohn and its affiliates may actively trade securities of FelCor or Bristol for their own account or the account of their customers and, accordingly, may from time to time hold a long or short position in such securities.

OPINION OF BRISTOL'S FINANCIAL ADVISOR


     Bristol retained Merrill Lynch to act as its financial advisor in connection with the Merger. On March 23, 1998, Merrill Lynch rendered its oral opinion to the Bristol Board, which was subsequently confirmed in letters, dated as of such date and the date hereof that, as of such respective date and based upon and subject to the factors and assumptions set forth therein, the Exchange Ratio was fair from a financial point of view to the holders of Bristol Common Shares.



     THE FULL TEXT OF THE OPINION OF MERRILL LYNCH DATED AS OF THE DATE OF THIS JOINT PROXY STATEMENT/ PROSPECTUS (THE "MERRILL LYNCH OPINION"), WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED, AND QUALIFICATIONS AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY MERRILL LYNCH, IS ATTACHED AS ANNEX C HERETO AND IS INCORPORATED HEREIN BY REFERENCE. THE MERRILL LYNCH OPINION IS NECESSARILY BASED ON ECONOMIC, MARKET AND OTHER CONDITIONS IN EFFECT ON, AND THE INFORMATION MADE AVAILABLE TO IT AS OF, THE DATE THEREOF. MERRILL LYNCH WILL NOT UPDATE THE MERRILL LYNCH OPINION BETWEEN THE DATE OF THIS JOINT PROXY STATEMENT/PROSPECTUS AND THE DATE OF THE BRISTOL ANNUAL MEETING OR THE EFFECTIVE TIME OF THE MERGER. SUBSEQUENT DEVELOPMENTS MAY THEREFORE AFFECT SUCH OPINION THAT MAY CAUSE SUCH OPINION TO NO LONGER BE TRUE. ACCORDINGLY, STOCKHOLDERS OF BRISTOL ARE URGED TO READ THE MERRILL LYNCH OPINION IN ITS ENTIRETY AND CONSIDER IT CAREFULLY AND NOT PLACE UNDUE RELIANCE ON THE OPINION. THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE MERRILL LYNCH OPINION. THE MERRILL LYNCH OPINION WAS PROVIDED TO THE BRISTOL BOARD FOR ITS INFORMATION AND IS DIRECTED ONLY TO THE FAIRNESS FROM A FINANCIAL POINT OF VIEW OF THE EXCHANGE RATIO TO THE HOLDERS OF THE BRISTOL COMMON SHARES AND DOES NOT ADDRESS THE MERITS OF THE UNDERLYING DECISION BY BRISTOL TO ENGAGE IN THE MERGER AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER OF BRISTOL AS TO HOW SUCH STOCKHOLDER SHOULD VOTE ON THE ADOPTION OF THE MERGER AGREEMENT OR ANY MATTER RELATED THERETO. MERRILL LYNCH WAS NOT ASKED TO AND DID NOT RENDER A FAIRNESS OPINION WITH REGARD TO THE SPIN-OFF. IN ADDITION, MERRILL LYNCH WAS NOT ASKED TO CONSIDER, AND THE MERRILL LYNCH OPINION DOES NOT IN ANY MANNER ADDRESS, THE PRICES AT WHICH FELCOR COMMON SHARES WILL ACTUALLY TRADE FOLLOWING CONSUMMATION OF THE MERGER OR THE PRICES AT WHICH THE BHR COMMON SHARES WILL TRADE FOLLOWING THE SPIN-OFF.


     The Exchange Ratio was determined through an analysis by the managements of both Bristol and FelCor of current and projected financial and operating data, in addition to negotiations between Bristol and FelCor, and after substantial analysis and consideration was authorized by the Bristol Board.


     The summary set forth below does not purport to be a complete description of the analyses underlying the Merrill Lynch Opinion or the presentation made by Merrill Lynch to the Bristol Board. The preparation of a fairness opinion is a complex and analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Merrill Lynch did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor forming part of each such analysis. While each factor set forth below is separate and each supported Merrill Lynch's opinion, Merrill Lynch believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all of its analyses, would create an incomplete view of the process underlying the Merrill Lynch Opinion.


     In performing its analyses, Merrill Lynch made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Merrill Lynch, Bristol and FelCor. Any estimates contained in the analyses performed by Merrill Lynch are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. In addition, the Merrill Lynch Opinion was among several factors taken into consideration by the Bristol Board in making its determination to approve the Merger. Consequently, the Merrill Lynch analyses described below should not be viewed as determinative of the decision of the Bristol Board or Bristol's management with respect to the fairness of the Exchange Ratio.

     In arriving at the Merrill Lynch Opinion, Merrill Lynch, among other things: (i) reviewed certain publicly available business and financial information relating to Bristol and FelCor that Merrill Lynch deemed to be relevant; (ii) reviewed certain information, including internal financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of Bristol and FelCor, furnished by Bristol and FelCor, respectively; (iii) conducted discussions with members of senior management of Bristol and FelCor concerning the matters in clauses (i) and (ii) above, as well as their respective businesses and prospects before and after giving effect to the Spin-Off and the Merger; (iv) reviewed the market prices and valuation multiples for Bristol Common Shares and the FelCor Common Shares and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant; (v) reviewed the results of operations of Bristol and FelCor and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant; (vi) participated in certain discussions and negotiations among representatives of Bristol and FelCor and their financial and legal advisors; (vii) reviewed the potential pro forma impact of the Merger; (viii) reviewed the Merger Agreement and certain other agreements referred to therein; and (ix) reviewed such other financial studies and analyses (described more fully below) and took into account such other matters as Merrill Lynch deemed necessary, including Merrill Lynch's assessment of general economic, market and monetary conditions.


     In preparing the Merrill Lynch Opinion, Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to Merrill Lynch, discussed with or reviewed by or for Merrill Lynch, or publicly available, and Merrill Lynch did not assume any responsibility for independently verifying such information, did not undertake an independent evaluation or appraisal of any of the assets or liabilities of Bristol or FelCor and was not furnished with any such evaluation or appraisal. In addition, Merrill Lynch did not conduct any physical inspection of the properties or facilities of Bristol or FelCor. With respect to the financial forecast information furnished to or discussed with Merrill Lynch by Bristol or FelCor, Merrill Lynch assumed that they were reasonably prepared and reflected the best currently available estimates and judgments of Bristol's or FelCor's management as to the expected future financial performance of Bristol or FelCor, as the case may be. Merrill Lynch further assumed that the Merger will qualify as a tax-free reorganization for U.S. federal income tax purposes and that, following the Merger, FelCor will retain its status as a real estate investment trust for such purposes.


     The Bristol Fairness Opinion is necessarily based upon market, economic and other conditions as they existed and could be evaluated on the date of such opinion. Merrill Lynch was not authorized by Bristol to solicit, nor did it solicit, third-party indications of interest for the acquisition of all or any part of Bristol. In requesting the Merrill Lynch Opinion, neither Bristol nor any affiliate of Bristol gave any special instructions to Merrill Lynch or imposed any limitations on the scope of Merrill Lynch's analyses.



     At the meeting of the Bristol Board held on March 23, 1998, Merrill Lynch presented certain financial analyses in connection with such firm's delivery of the Merrill Lynch Opinion. The following is a summary of the material financial and comparative analyses performed by Merrill Lynch in arriving at the Merrill Lynch Opinion. In arriving at the Merrill Lynch Opinion, Merrill Lynch relied primarily on its analyses of Bristol and FelCor. The additional analyses described below relating to Bristol and BHR were provided to the Bristol Board for informational purposes and were not relied upon by Merrill Lynch in rendering the Merrill Lynch Opinion.



     The analyses described below relating to discounted cash flows of Bristol and a comparison of Bristol to selected publicly traded comparable companies are financial techniques used by Merrill Lynch as part of its fairness analysis to assist in the valuation generally of Bristol. The analyses described below relating to discounted cash flows of FelCor and a comparison of FelCor to selected publicly traded companies are financial techniques used by Merrill Lynch as part of its fairness analysis to assist in the valuation generally of FelCor. While Merrill Lynch did not determine specific valuations for either Bristol or FelCor, the analyses assisted Merrill Lynch in making the qualitative judgements reflected in its fairness opinion.


     Historical Trading Performance and Current Capitalization. Merrill Lynch reviewed certain trading information for Bristol and FelCor and, on the basis thereof, calculated their respective trading multiples based on closing stock prices of $27.94 for Bristol as of March 19, 1998, and $36.25 for FelCor as of March 19,

1998. Merrill Lynch then calculated Bristol's Enterprise Value ("Enterprise Value" or "Market Capitalization" is defined as the product of the number of shares outstanding and market price, plus total debt, plus minority interest, plus liquidation value of redeemable preferred stock less cash and marketable securities as of the latest available public disclosure) as multiples of estimated EBITDA, based on recent publicly available equity research reports. For Bristol, Market Capitalization as multiples of EBITDA for 1997, 1998 and 1999 were 14.2x, 10.0x and 8.4x, respectively. Merrill Lynch then calculated the market value of FelCor as a multiple of FFO (based on mean estimates of funds from operations provided by First Call). FelCor's FFO multiples for 1997, 1998 and 1999 were 10.9x, 9.5x and 8.5x, respectively.

     Comparable Public Company Trading Analysis -- Bristol. Merrill Lynch reviewed and compared certain financial information, ratios and public market multiples relating to Bristol to corresponding financial information, ratios and public market multiples for the following publicly traded companies: Marriott International, Inc., Hilton Hotels Corporation, Host Marriott Corporation, Promus Hotel Corporation, Prime Hospitality Corporation, CapStar Hotel Company, Choice Hotels International Inc., Red Roof Inns Inc., John Q. Hammons Inc., Servico Inc. and Sunburst Hospitality Corporation (collectively, the "Bristol Comparable Companies"). The Bristol Comparable Companies were chosen because they are publicly traded companies with financial and operating characteristics which Merrill Lynch deemed to be similar to those of Bristol. Merrill Lynch calculated various financial ratios for the Bristol Comparable Companies and compared them to the Bristol financial ratios. The ratios for the Bristol Comparable Companies were based on estimates of EBITDA provided by recent equity research reports and estimates of EPS provided by First Call. This analysis indicated for the Bristol Comparable Companies that (i) Market Capitalization multiples of 1998 estimated EBITDA ranged from 5.3x to 14.2x, with a mean of 9.3x and a median of 8.8x (as compared to 10.0x for Bristol), (ii) price to earnings multiples, based on 1998 estimated earnings per share ("EPS"), ranged from 12.9x to 27.3x, with a mean and median of 20.1x and 21.4x, respectively (as compared to 24.3x for Bristol), and (iii) price to earnings multiples, based on 1999 estimated EPS, ranged from 12.5x to 23.0x, with a mean and median of 17.7x and 17.8x, respectively (as compared to 20.1x for Bristol).

     None of the Bristol Comparable Companies is identical to Bristol. Accordingly, an analysis of the results of the foregoing is not purely mathematical. Rather, it involves complex considerations and judgements concerning differences in financial and operating characteristics of the Bristol Comparable Companies and other factors that could affect the public trading value of the comparable companies or company to which they are being compared.

     Discounted Cash Flow Analysis -- Bristol. Merrill Lynch performed DCF analyses (i.e., an analysis of the present value of the projected unlevered free cash flows (EBIT tax effected, plus depreciation and amortization minus capital expenditures minus (plus) increases (decreases) in working capital) for the periods and using the discount rates indicated) of Bristol as of December 31, 1997 using internal forecasts for the years 1998 -- 2002 provided by Bristol management and a year-end 2002 terminal value of Bristol based upon a range of multiples of internally forecasted year 2002 EBITDA. Using discount rates based upon a weighted average cost of capital analysis for Bristol and the Bristol Comparable Companies of from 10.0% to 12.0% and terminal value multiples of calender year 2002 estimated EBITDA ranging from 8.0x to 9.0x, the DCF analysis yielded a range of equity per share values for the Bristol Common Shares of approximately $25.00 to $33.00.

     Comparable Public Company Trading Analysis -- Bristol REIT. Merrill Lynch reviewed certain financial information, ratios and public market multiples for the following publicly traded companies: FelCor Suite Hotels, Inc., Hospitality Properties Trust, Sunstone Hotel Investors, Inc., Innkeepers USA Trust, Equity Inns, Inc., RFS Hotel Investors, Inc., American General Hospitality Corporation, Boykin Lodging Company, Winston Hotels, Inc. and Jameson Inns, Inc. (collectively, the "Bristol REIT Comparable Companies"). The Bristol REIT Comparable Companies were chosen because they are publicly traded companies with financial and operating characteristics which Merrill Lynch deemed to be similar to those of Bristol after giving effect to the Spin-Off ("Bristol REIT"). Merrill Lynch calculated various financial ratios for the Bristol REIT Comparable Companies. The ratios for the Bristol REIT Comparable Companies were based on estimates of EBITDA provided by recent equity research reports and estimates of FFO provided by First Call. This analysis indicated for the Bristol REIT Comparable Companies that (i) Market Capitalization multiples of 1998 estimated EBITDA ranged from 6.1x to 10.2x, with a mean of 8.1x and a median of 8.2x, (ii) price to FFO multiples, based on 1998 estimated FFO, ranged from 7.6x to 9.6x, with a mean of 8.8x and median of 9.0x, and (iii) price to FFO multiples, based on 1999 estimated FFO, ranged from 7.2x to 9.0x, with a mean and median of 8.1x. Based upon this analysis of the Bristol REIT Comparable Companies, Merrill Lynch observed that implied value for Bristol REIT (i.e., after giving effect to the Spin-Off) would be 7.5x to 9.0x 1998 estimated FFO or $21.00 to $25.00 per Bristol Common Share.

     None of the Bristol REIT Comparable Companies is identical to Bristol REIT. Accordingly, an analysis of the results of the foregoing is not purely mathematical. Rather, it involves complex considerations and judgements concerning differences in financial and operating characteristics of the Bristol REIT Comparable Companies and other factors that could affect the public trading value of the comparable companies or company to which they are being compared.

     Discounted Cash Flow Analysis -- Bristol REIT. Merrill Lynch estimated the net present value of the future FFO per Bristol Common Share as of December 31, 1997 using internal forecasts for the years 1998 -- 2002 provided by Bristol management and a year-end 2002 terminal value of Bristol REIT per share based upon a range of multiples of internally forecasted year 2002 FFO per share. Based on an analysis of the Bristol REIT Comparable Companies, discount rates reflecting an equity cost of capital ranging from 16.0% to 18.0% and terminal value multiples of calender year 2002 estimated FFO ranging from 8.0x to 9.0x were used to calculate a range of equity per share values of approximately $23.00 to $28.00 per Bristol Common Share.

     Comparable Public Company Trading Analysis -- BHR. Merrill Lynch reviewed certain financial information, ratios and public market multiples for a group of publicly traded companies comprising two large capitalization lodging companies:
Marriott International, Inc. (reflecting pro forma estimates for its pending spin-off of "New Marriott International") and Promus Hotel Corporation, three mid-capitalization lodging companies: Prime Hospitality Corporation, CapStar Hotel Company and Service, Inc. and three non-lodging companies: Central Parking Corporation, CB Commercial Real Estate Services Group, Inc. and Insignia Financial Group, Inc. (collectively, the "BHR Comparable Companies"). The BHR Comparable Companies were chosen because they are publicly traded companies with financial and operating characteristics which Merrill Lynch deemed to be similar to BHR. Merrill Lynch calculated various financial ratios for the BHR Comparable Companies and applied them to the BHR financial statistics. The ratios for the BHR Comparable Companies were based on estimates of EBITDA provided by recent equity research reports and estimates of earnings provided by First Call. This analysis indicated for the BHR Comparable Companies that (i) Enterprise Value multiples of 1997 estimated EBITDA ranged from 8.6x to 16.7x, with a mean of 12.9x and a median of 12.5x, (ii) Enterprise Value multiples of 1998 estimated EBITDA ranged from 6.4x to 13.4x, with a mean of 9.5x and a median of 8.9x,
(iii) price to earnings multiples, based on 1998 estimated EPS, ranged from 16.3x to 27.1x, with a mean and median of 21.0x and 20.1x, respectively, (iv) projected five year annual EPS growth rates ranged from 18.0% to 27.0%, with a mean and median of 22.5%, and (v) the ratio of 1998 price to earnings multiples to five year annual EPS growth rates ("PEG Ratio") ranged from 0.65x to 1.65x, with a mean of 1.07x and a median of 0.95x. Based upon this analysis of the BHR Comparable Companies, Merrill Lynch advised the Bristol Board that the implied value for BHR would be 12.0x to 14.0x 1998 net income or $2.75 to $3.25 per Bristol Common Share.

     Merrill Lynch is of the view that none of the BHR Comparable Companies is identical to BHR. Accordingly, an analysis of the results of the foregoing is not purely mathematical. Rather, it involves complex considerations and judgements concerning differences in financial and operating characteristics of the BHR Comparable Companies and other factors that could affect the public trading value of the comparable companies or company to which they are being compared.

     Discounted Cash Flow Analysis -- BHR. Merrill Lynch estimated the net present value of the future cash flows per share of BHR as of December 31, 1997 using internal forecasts for the years 1998 through 2002 provided by Bristol management and a year-end 2002 terminal value of BHR based upon a range of multiples of projected year 2002 EBITDA. Based on Merrill Lynch's judgment, discount rates reflecting a weighted average cost of capital ranging from 13.0% to 15.0% and terminal value multiples of calender year 2002 estimated EBITDA ranging from 7.0x to 8.0x were used to calculate a range of equity per share values of approximately $3.60 to $4.20 per Bristol Common Share.

     Comparable Public Company Trading Analysis -- FelCor. Merrill Lynch reviewed and compared certain financial information, ratios and public market multiples relating to FelCor to corresponding financial information, ratios and public market multiples for the following publicly traded companies: Hospitality Properties Trust, Sunstone Hotel Investors, Inc., Innkeepers USA Trust, Equity Inns, Inc., RFS Hotel Investors, Inc., American General Hospitality, Boykin Lodging Company, Winston Hotels, Inc. and Jameson Inns, Inc. (collectively, the "FelCor Comparable Companies"). The FelCor Comparable Companies were chosen because they are publicly traded companies with financial and operating characteristics which Merrill Lynch deemed to be similar to those of FelCor. Merrill Lynch calculated various financial ratios for the FelCor Comparable Companies and compared them to the FelCor financial ratios. The ratios for the FelCor Comparable Companies were based on estimates of EBITDA provided by recent equity research reports and estimates of FFO provided by First Call. The ratios for FelCor were provided by First Call estimates. This analysis indicated for the FelCor Comparable Companies that (i) Market Capitalization multiples of 1998 estimated EBITDA ranged from 6.1x to 10.2x with a mean and median of 7.9x (as compared to 10.8x for FelCor), (ii) price to FFO multiples, based on 1998 estimated FFO, ranged from 7.6x to 9.6x, with a mean of 8.8x and a median of 9.0x (as compared to 9.5x for FelCor), and (iii) price to FFO multiples, based on 1999 estimated FFO, ranged from 7.2x to 9.0x, with a mean of 8.0x and a median of 8.1x (as compared to 8.5x for FelCor).

     None of the FelCor Comparable Companies is identical to FelCor. Accordingly, an analysis of the results of the foregoing is not purely mathematical. Rather, it involves complex considerations and judgements concerning differences in financial and operating characteristics of the FelCor Comparable Companies and other factors that could affect the public trading value of the comparable companies or company to which they are being compared.

     Discounted Cash Flow Analysis -- FelCor. Merrill Lynch estimated the net present value of the future FFO per FelCor Common Share as of December 31, 1997 using internal forecasts for the years 1998 through 2002 provided by FelCor management and a year-end 2002 terminal value per share based upon a range of multiples of projected year 2002 FFO per share. Based on Merrill Lynch's judgment and an analysis of the FelCor Comparable Companies, discount rates reflecting an equity cost of capital ranging from 15.0% to 17.0% and terminal value multiples of calender year 2002 estimated FFO ranging from 9.5x to 10.5x were used to calculate a range of equity values of approximately $37.00 to $43.00 per FelCor Common Share.

  Merger Consequences and Relative Valuation


     Based upon forecasts provided to Merrill Lynch by Bristol and FelCor and assuming, among other things, the Cash E&P Distribution and corporate tax resulting from the Spin-Off, Merrill Lynch analyzed certain pro forma effects of the Merger. This analysis indicated that the Merger would be accretive to estimated FFO per share for FelCor based on both FelCor's estimates and First Call estimates in 1998 and beyond.


     Using a DCF valuation analysis, Merrill Lynch compared the respective value per share of Bristol REIT to the respective value per share of FelCor and calculated the implied exchange ratios resulting from such relative values as ranging from 0.63 to 0.75. Using a comparable public company valuation analysis, Merrill Lynch compared the respective value per share of Bristol REIT to the respective value per share of FelCor and calculated the implied exchange ratio resulting from such relative values as ranging from 0.55 to 0.74.

     Merrill Lynch analyzed the respective contributions of each of Bristol REIT and FelCor to the estimated FFO and free cash flow of the combined company after giving effect to the Merger on a pro forma basis for the years 1998 and 1999. Such analysis indicated that (i) Bristol REIT and FelCor would contribute 42.8% and 57.2%, respectively, of estimated FFO for 1998 and 43.7% and 56.3%, respectively, of 1999 estimated FFO, and (ii) FelCor would contribute 100% of 1998 and 1999 forecasted free cash flow.

  Merrill Lynch Financial Advisor Fee


     Pursuant to a letter agreement dated March 23, 1998, between Bristol and Merrill Lynch (the "Merrill Fee Letter"), Bristol has agreed to pay Merrill Lynch a fee of $3 million if, during the period Merrill Lynch is retained by Bristol or within one year thereafter, (i) a Business Combination (as defined in the Merrill Fee Letter, which definition includes the Merger) is consummated with FelCor or (ii) Bristol enters into an agreement with FelCor which subsequently results in a Business Combination, payable in cash upon the closing of such Business Combination. If no Business Combination is consummated with FelCor, Bristol will not be obligated to pay Merrill Lynch any fee. Bristol has also agreed to reimburse Merrill Lynch for its reasonable out-of-pocket expenses, including subject to certain limitations reasonable fees and disbursements of its legal counsel. Additionally, Bristol has agreed to indemnify Merrill Lynch and certain related persons for certain liabilities related to or arising out of its engagement, including certain liabilities under federal securities laws.


     Bristol retained Merrill Lynch based upon Merrill Lynch's experience and expertise. Merrill Lynch is an internationally recognized investment banking and advisory firm. Merrill Lynch, as part of its investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Merrill Lynch has in the past provided financial advisory and/or financing services to Bristol and FelCor and may continue to do so and has received, and may receive, fees for the rendering of such services. In the ordinary course of its business, Merrill Lynch and its affiliates may actively trade the debt and equity securities of Bristol and FelCor (and anticipates trading after the Merger and Spin-Off in the securities of FelCor and BHR) for their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

INTERESTS OF CERTAIN PERSONS IN THE MERGER


     In considering the recommendation of the Bristol Board to adopt the Merger Agreement, stockholders should be aware that certain directors and executive officers of Bristol have interests that are in addition to or may be different from the interests of Bristol stockholders generally, and that the directors having such interests participated in the discussion, deliberation and voting of the Bristol Board to adopt the Merger Agreement.



     Election of New FelCor Directors and Chairman of the Board. Upon consummation of the Merger, three persons designated by Bristol will become directors of FelCor. These directors are expected to be Donald J. McNamara, Richard C. North and Robert L. Lutz, Jr. Mr. McNamara will also become FelCor's Chairman of the Board. At the Effective Time, the Bristol Majority Stockholders will enter into a stockholders' and registration rights agreement (the "FelCor Stockholders' Agreement") that requires such stockholders to vote their FelCor Common Shares and take all other necessary action to ensure that one designee of each of such stockholders are elected to the FelCor Board. This obligation will terminate if either party no longer holds at least 25% of its ownership of FelCor Common Shares at the Effective Time.



     Treatment of Bristol Options. The officers and directors of Bristol hold options to purchase Bristol Common Stock under the Bristol Incentive Plan and the Bristol Non-Employee Directors Stock Option Plan (collectively, the "Bristol Plans"). At the Effective Time, these options will continue on the same terms and conditions as set forth in the Bristol Plans, except that they will be split into options exercisable for FelCor Common Shares, and options exercisable for BHR Common Shares. FelCor will assume the Bristol Plans and Bristol's obligations under the options to purchase FelCor Common Shares, while BHR will assume all of Bristol's obligations for each option to purchase BHR Common Shares. The exercise prices and numbers of shares covered by the newly split options will be adjusted as appropriate to reflect the Spin-Off Ratio and the Exchange Ratio. Service with BHR or FelCor will satisfy the vesting requirements for all options. Accordingly, officers and directors of Bristol will preserve the current value of their existing Bristol options and be able to participate as option holders in future stock appreciation of both FelCor and BHR. As of March 31, 1998, the officers and directors of Bristol held options to purchase an aggregate of 1,212,750 Bristol Common Shares at a weighted average price of $12.29 per share (at exercise prices ranging from $8.33 to $26.00 per share), of which options to purchase 556,050 shares were exercisable at a weighted average price of $9.59. As a result of the Merger these options will be converted into options to purchase an aggregate of 830,734 FelCor Common Shares at a weighted average price of $15.90 per share and 606,375 BHR Common Shares at a weighted average price of $2.88 per share.



     Franchise Agreements. A subsidiary of Bass plc, Holiday Hospitality Franchising, Inc., is the franchisor for the existing 95 Holiday Hospitality branded hotels owned or leased by Bristol. Bristol is in the process of redeveloping, rebranding and/or making renovations to 44 of these hotels and rebranding seven of its other hotels to Crowne Plaza and Holiday Inn hotels, which will also be franchised by Holiday Hospitality. Bristol has undertaken an extensive refurbishment and renovation of these hotels, which will be continued following the Merger through funds provided by FelCor. See "The Companies -- Bristol -- Redevelopment and Rebranding." Any increases in revenues from these hotels will result in increased franchise fees payable to Holiday Hospitality.



     Redemption of Holiday Entities' BHR Common Shares. After the Spin-Off but prior to the Effective Time, BHR will redeem all BHR Common Shares received by the Holiday Entities in the Spin-Off that exceed 9.9% of the outstanding BHR Common Shares for $25.8 million (or $4.86 per share). This redemption was agreed to in order to assure that the Merger does not result in FelCor losing its status as a REIT for federal income tax purpose as a result of the Holiday Entities owning more than 10% of both BHR and FelCor. See "Federal Income Tax Considerations -- Qualification and Operation of FelCor as a REIT; Ownership and Disposition of FelCor Common Shares -- Income Tests." The price paid by BHR for the redemption of these shares was based upon the per share value of BHR at the time of the Spin-Off giving effect to all outstanding shares before the redemption. The estimated value of the BHR Common Shares outstanding after the redemption ($5.00-$7.00 per share) reflects the increase in per share value of BHR as a result of such redemption.



     Hotel Properties Agreement. In connection with the Spin-Off, BHR will agree to add 8,700 Holiday Hospitality branded rooms to its existing portfolio of owned and operated hotels over the next five years. If BHR fails to meet certain threshold targets for adding additional rooms over that period, BHR is required to pay the Holiday Entities damages in accordance with a specified formula unless it satisfies certain exceptions. In return, the Holiday Entities have agreed to offer BHR each opportunity it may have to acquire or develop a mid scale lodging facility in the U.S. or Canada, subject to certain exceptions, and to terminate their existing agreement with Bristol that required Bristol to offer the Holiday Entities franchise rights with respect to at least 85% of Bristol's owned and managed hotel rooms.



     Waiver of Ownership Limit. The FelCor Charter prohibits ownership by any person of more than 9.9% of the outstanding FelCor Common Shares. See "Description of FelCor's Capital Stock -- Certain Charter and Bylaw
Provisions -- Restrictions on Ownership and Transfer." This prohibition may be waived by the FelCor Board. The FelCor Board has waived, subject to certain conditions, this limitation for the Holdings Entities and the Holiday Entities, each of which may initially own up to 15% of the outstanding FelCor Common Shares. This percentage will be reduced to the extent such stockholder fails to exercise its preemptive rights with respect to future issuances of FelCor equity securities.



     Preemptive Rights. FelCor has agreed that the Bristol Majority Stockholders will have the preemptive right, in connection with any offering for cash in excess of $100 million of FelCor Common Shares, to purchase on the same terms as such offering a sufficient number of FelCor Common Shares to maintain their respective percentage ownerships of FelCor Common Shares immediately prior to the offering. This right will expire as to any Bristol Majority Stockholder who does not exercise such right with respect to three offerings or who no longer owns at least 50% of the FelCor Common Shares owned by it at the Effective Time.


     Indemnification; Insurance. Under the Merger Agreement, FelCor has agreed to honor existing indemnification rights of Bristol directors, officers and employees. FelCor does not maintain and has no current plans to maintain directors and officers liability insurance. Bristol has agreed to extend its existing directors and officers liability insurance for a period beyond the Effective Time to provide coverage for Bristol's officers and directors.


     Registration Rights. This Joint Proxy Statement/Prospectus covers the reoffer and resale of FelCor Common Shares received by the Bristol Majority Stockholders and those officers and directors who may be deemed to be "affiliates" of Bristol for purposes of Rule 145. See "Plan of Distribution" and "Selling Securityholders." FelCor agreed to register these shares with the SEC for this purpose in connection with the Voting Agreement and the FelCor Stockholders' Agreement and to maintain such registration until such shares have been resold or may be otherwise resold without restriction under Rules 144 and
145. The Bristol Majority Stockholders will agree, however, not to sell or transfer their FelCor Common Shares until the six-month anniversary of the Effective Time.

     The Bristol Board was aware of the foregoing interests but did not consider them to be of a nature that would affect the objectivity of any director's determination that the Merger was in the best interests of all of the Bristol stockholders. See "-- Bristol's Reasons for the Merger; Recommendation of the Bristol Board."

ACCOUNTING TREATMENT

     The Merger will be accounted for by FelCor under the purchase method of accounting in accordance with Accounting Principles Board Opinion No. 16, "Business Combinations." Under the purchase method of accounting, the aggregate Merger consideration will be allocated to Bristol's assets and liabilities based on their estimated fair values at the Effective Time, and the results of operations of Bristol will be included in the results of operations of FelCor only for periods subsequent to the Effective Time.

NO APPRAISAL RIGHTS

     Holders of Bristol Common Shares and FelCor Common Shares will not have appraisal or dissenters' rights under applicable law with respect to the Merger or the Spin-Off.


RESALE RESTRICTIONS ON BRISTOL AFFILIATES



     All FelCor Common Shares received by Bristol stockholders in the Merger will be freely transferable, except that FelCor Common Shares received by persons who are deemed to be "affiliates" (as such term is defined under the Securities Act) of Bristol are restricted in transferability. In general, "affiliates" of Bristol may not publicly resell the FelCor Common Shares received in the Merger except pursuant to a registration statement under the Securities Act or in a transaction permitted by Rule 145 under the Securities Act. Pursuant to the requirements of the Voting Agreement and the FelCor Stockholders' Agreement, FelCor has registered with the SEC, and this Joint Proxy Statement/Prospectus covers, the resale of such FelCor Common Shares by the Bristol Majority Stockholders and those officers and directors who may be deemed to be "affiliates" of Bristol for purposes of Rule 145. However, the Holiday Entities and Holdings Entities have each agreed not to sell FelCor Common Shares received by them in the Merger for six months following the Effective Time. See "Plan of Distribution" and "Selling Securityholders."


                              THE MERGER AGREEMENT

     The following summarizes the material terms of the Merger Agreement, which is attached hereto as Annex A. The Merger Agreement is the legal document that governs the Merger. Accordingly, stockholders of FelCor and Bristol are urged to read the Merger Agreement in its entirety for a more complete description of the terms of the Merger.

EXCHANGE OF SHARE CERTIFICATES


     Promptly after the Effective Time, FelCor will cause its transfer agent (the "Exchange Agent") to mail to each stockholder of record of Bristol as of the Effective Time instructions for exchanging certificates of Bristol Common Shares for certificates of FelCor Common Shares and cash in payment for any fractional shares resulting from the exchange. Upon surrender of a certificate representing Bristol Common Shares, the holder of such certificate will receive in exchange (i) a certificate representing a whole number of FelCor Common Shares; (ii) a check representing the amount of unpaid distributions, if any, that have been declared since June 15, 1998; and (iii) a check or the right to receive a check representing the amount of cash in lieu of fractional shares such surrendering holder is entitled to receive. A Bristol stockholder will not be paid dividends with respect to his FelCor Common Shares until he has delivered his Bristol stock certificate to the Exchange Agent. No stockholder will be paid interest on any unpaid dividends or cash in lieu of fractional shares.



     Fractional FelCor Common Shares will not be issued in the Merger. No stockholder will be entitled to dividends, voting rights or any other stockholder rights in respect of any fractional share. Instead, the Exchange Agent will deliver to each affected Bristol stockholder a check in payment for his fractional share. Prior to the consummation of the Merger, FelCor will elect to pay an amount per share equal to either the closing trading price for FelCor Common Shares on the trading day immediately prior to the Effective Time or the per share proceeds from the sale of the aggregate fractional shares in the open market by the Exchange Agent promptly after the Effective Time.


TREATMENT OF BRISTOL STOCK OPTIONS

     In connection with the Spin-Off and the Merger, each outstanding option under the Bristol Plans will continue on the same terms and conditions as set forth in the Bristol Plans, except that they will be split into options exercisable for FelCor Common Shares, and options exercisable for BHR Common Shares. FelCor will assume the Bristol Plans and Bristol's obligations under the options to purchase FelCor Common Shares, while BHR will assume all of Bristol's obligations for each option to purchase BHR Common Shares. The exercise prices and numbers of shares covered by the newly split options will be adjusted as appropriate to reflect the Spin-Off Ratio and the Exchange Ratio. Service with BHR or FelCor will satisfy the vesting requirements for all options.

BUSINESS PENDING THE MERGER

     Prior to the consummation or termination of the Merger Agreement, FelCor and Bristol have agreed to conduct their respective businesses in the ordinary course and in substantially the same manner as prior to the execution of the Merger Agreement. FelCor and Bristol have agreed to take certain actions and to refrain from taking certain actions during such period that are customary in merger transactions. Except for pending acquisitions and indebtedness assumed or incurred in connection with these acquisitions, FelCor and Bristol have agreed not to acquire (other than pursuant to existing agreements), sell or lease any additional real property, borrow any additional money (other than under existing agreements) or encumber or create any liens on their respective properties.

     FelCor has agreed not to enter into any new, or amend any existing, agreement or commitment to improve, develop or construct real estate projects or to make any other capital expenditure other than expenditures that are within FelCor's 1998 capital expenditures budget. In addition, Bristol has agreed not to enter into any new, or amend any existing, agreement or commitment to improve, develop or construct real estate projects or to make any other capital expenditure where the amount involved exceeds $1.0 million, except that Bristol may continue transactions, projects or other capital expenditures relating to the improvement, development or construction of real estate projects to the extent the expenditures are within Bristol's 1998 capital expenditures budget and for which Bristol has commenced paying expenditures to third parties or obligated itself to do so.

     FelCor is permitted to continue payment of its regular quarterly distributions on its stock, to redeem Units for FelCor Common Shares or cash and to issue FelCor Common Shares upon conversion of FelCor Series A Preferred Shares. Without FelCor's consent, Bristol may not amend any contract in a manner that would adversely affect FelCor after the merger in order to obtain the consent of a third party to the Merger or Spin-Off. Both parties may continue to issue stock upon the exercise of outstanding options.

     FelCor and Bristol have established a committee of their respective chief executive officers to approve actions that are prohibited pending completion of the Merger.

SOLICITATION OF OTHER PROPOSALS; BREAK-UP FEE

     Prior to the Effective Time or the termination of the Merger Agreement, FelCor and Bristol have agreed not to initiate, solicit, engage in negotiations or discussions concerning, or provide confidential information in connection with any competing transaction, including a merger, acquisition, tender offer, exchange offer, business combination, consolidation, sale of assets or similar transaction involving more than 10% of the equity securities of Bristol or FelCor or a substantial portion of Bristol's or FelCor's assets (an "Acquisition Proposal"). Each of FelCor and Bristol has agreed to notify the other immediately if it receives any offer relating to an Acquisition Proposal. If in response to an unsolicited Acquisition Proposal, the Bristol Board or the FelCor Board determines after consultation with its financial adviser that such Acquisition Proposal, if consummated, would result in a transaction more favorable to such company's stockholders (a "Superior Proposal") than the Merger, it may explore the Superior Proposal following notice to the other party of the discussions.

     If FelCor or Bristol takes any of the actions described above with respect to an Acquisition Proposal, withdraws or fails to confirm its recommendation of the Merger, recommends or approves a Superior Proposal or enters into a letter of intent or other agreement with respect to an Acquisition Proposal, the other party may terminate the Merger Agreement and receive from the other party a break-up fee of $60 million plus $5 million as reimbursement for its transaction costs. The break-up fee is also payable to FelCor or Bristol if such party terminates the Merger Agreement due to a material breach by the other party of its representations, warranties or covenants under the Merger Agreement which cannot be cured prior to September 30, 1998. If the Merger Agreement is terminated due to the failure by FelCor or Bristol to obtain the approval of its stockholders, the other party is entitled to receive from the company whose stockholders did not approve the Merger a break-up expense fee of $5 million as reimbursement for its transaction costs. If (i) the Merger is not consummated under certain circumstances, (ii) at the time of the termination of the Merger Agreement an Acquisition Proposal had been received by FelCor or Bristol, and
(iii) within 12 months after the termination of the Merger Agreement such party or any of its subsidiaries enters into an agreement providing for an Acquisition Proposal that is subsequently consummated, then such party must pay the other party the break-up fee and the break-up expenses.

     Any payment of the break-up fee or break-up expenses by Bristol may be reduced or delayed for up to five years to the extent FelCor's receipt of the payment would cause FelCor not to satisfy the REIT qualification requirements.

REPRESENTATIONS AND WARRANTIES


     The Merger Agreement contains customary representations and warranties by FelCor and Bristol relating to, among other things: (i) the organization and good standing of their respective businesses; (ii) their capital structures;
(iii) reports filed with the SEC; (iv) interests in real property; (v) environmental conditions and compliance with environmental laws; (vi) tax matters; (vii) absences of adverse changes; (viii) compliance with applicable laws; and (ix) receipt of a fairness opinion from their respective financial advisors. These representations and warranties do not survive the closing of the Merger.


CERTAIN COVENANTS OF FELCOR AND BRISTOL

     The Merger Agreement contains customary covenants by FelCor and Bristol relating to, among other things, the preparation and filing of this Joint Proxy Statement/Prospectus, access to properties and records, the obtaining of necessary covenants from third parties for the Merger and the Spin-Off, the qualification of the Merger as a tax-free reorganization under the Code, press releases and publicity, real property transfer taxes, the prohibition of any dividends on distributions other than the Spin-Off and FelCor's regular distributions and the listing of the FelCor Common Shares to be issued in the Merger on the NYSE. In addition, FelCor has agreed to deliver a waiver of the stock ownership limits in the FelCor Charter, which would permit the Bristol Majority Stockholders to initially own up to 15% of the outstanding FelCor Common Shares and, after the Effective Time, to exculpate and indemnify the officers and directors of Bristol and its subsidiaries to the same extent as they would have been exculpated or indemnified under the charter documents of Bristol and its subsidiaries as in effect on the date of the Merger Agreement. FelCor has no obligation to purchase directors and officers liability insurance.

     Bristol also agreed (i) to use all reasonable efforts to obtain the resignations of the officers and directors of Bristol and its remaining subsidiaries after the Spin-Off, (ii) to purchase an extension of Bristol's existing directors and officers liability insurance to cover claims made after the Effective Time against Bristol's officers and directors, (iii) to deliver prior to the closing of the Merger an estimate of the accumulated earnings and profits ("E&P") of Bristol after the Spin-Off and a confirmation of that estimate from Arthur Andersen LLP, and (iv) to take such actions as may be reasonably necessary to preserve FelCor's status as a REIT under the Code so long as these actions have no material adverse economic effect on Bristol if the Merger is not consummated or on BHR if the Merger is consummated.

CONDITIONS TO THE MERGER

     The Merger is subject to the satisfaction or waiver of various customary conditions, including, among others:

          (i) Approval of the stockholders of FelCor and Bristol;

          (ii) The occurrence of the Spin-Off;

          (iii) No law, injunction or order prohibits the Merger or the Spin-Off;

          (iv) The receipt of legal opinions regarding certain tax consequences of the Spin-Off and Merger and FelCor's status as a REIT for federal income tax purposes;

          (v) The absence of any governmental actions that causes or could reasonably be expected to cause FelCor to cease to qualify as a REIT for federal income tax purposes;

          (vi) The absence of any material adverse change with respect to either party; and

          (vii) The performance by each party of its material obligations under the Merger Agreement, including the delivery by Bristol to FelCor of a statement of its accumulated E&P confirmed by Arthur Andersen LLP.


     The merger agreement permits FelCor and Bristol to waive any of the conditions to the merger in favor of such party prior to obtaining the approval of its stockholders. If the parties elect to waive any condition after the receipt of stockholder approvals, they will comply with applicable law in determining whether the waiver of such condition would require the resolicitation of stockholder approvals of the merger.


TERMINATION; AMENDMENT

     The Merger Agreement may be terminated at any time prior to filing of the Articles of Merger with the State of Maryland by the mutual written consent of FelCor and Bristol. Either FelCor or Bristol may also terminate the Merger Agreement if:

          (i) The other party materially breaches the Merger Agreement and cannot cure the breach by September 30, 1998;

          (ii) An injunction prevents the Merger or the Spin-Off;

          (iii) The Merger is not consummated by September 30, 1998, other than due to the fault of the party terminating the Merger Agreement;

          (iv) Stockholder approval is not received;

          (v) The Merger is not consummated by September 30, 1998; or

          (vi) The other party adversely changes its recommendation of the Merger or takes certain actions with respect to a competing transaction.

     Bristol may terminate the Merger Agreement if the volume weighted average trading price for FelCor Common Shares is less than $28.00 per share over any ten trading day period.

INTERIM CREDIT FACILITY


     In contemplation of the Merger, FelCor has loaned $120 million to Bristol pursuant to an interim secured credit facility (the "Interim Credit Facility"). The loan under the Interim Credit Facility was used by Bristol to (i) fund $20 million of the cash purchase price and to prepay $25 million of indebtedness assumed by Bristol in connection with the Omaha Acquisition, (ii) fund $32.8 million of principal, interest and prepayment penalties to retire $30 million in outstanding principal amount of Bristol's Senior Secured Notes bearing interest at 11.22%, (iii) fund the $9 million purchase price of a hotel in Leominster, Massachusetts and (iv) fund $33.2 million of the renovation costs under Bristol's Redevelopment and Rebranding Program.

The Interim Credit Facility is secured by mortgages on 14 of the 21 hotels acquired by Bristol using the borrowed funds and on one additional hotel owned by Bristol. The Interim Credit Facility bears interest at LIBOR plus 2. If the Merger Agreement is terminated due to the failure of FelCor's stockholders to approve the Merger, $56.2 million of the loan balance will be converted into unsecured indebtedness of Bristol with a maturity of December 31, 2003; however, the loan balance in excess of $56.2 million will remain secured and be due 120 days after the termination of the Merger Agreement or, if later, on the Post-Termination Maturity Date. If the Merger Agreement is terminated for any other reason, the Interim Credit Facility will be due on the Post-Termination Maturity Date.


RECONSTITUTION OF FELCOR BOARD

     Upon the effectiveness of the Merger, the Merger Agreement provides that FelCor Board will be reconstituted as follows: (i) the number of directors comprising the FelCor Board will be increased from seven to 10; (ii) the existing directors of FelCor (assuming election of the Nominees) will continue as directors and three new directors designated by Bristol, Donald J. McNamara, Richard C. North and Robert H. Lutz, Jr., each of whom is currently a director of Bristol, will become directors of FelCor; (iii) Mr. McNamara will become Chairman of the Board of Directors; and (iv) the directors will be reclassified and will serve for the terms expiring with the annual meetings of stockholders, or until their successor shall be elected and shall qualify or until their earlier resignation or removal, as set forth below:

                          NAME                             CLASS    TERM EXPIRES
                          ----                             -----    ------------
Thomas J. Corcoran, Jr...................................   II          1999
Thomas A. McChristy......................................   II          1999
Donald J. McNamara.......................................   II          1999
Richard C. North.........................................   II          1999
Richard S. Ellwood.......................................   III         2000
Richard O. Jacobson......................................   III         2000
Charles N. Mathewson.....................................   III         2000
Charles A. Ledsinger, Jr.................................    I          2001
Robert H. Lutz, Jr.......................................    I          2001
Michael D. Rose..........................................    I          2001

     Information regarding the three Bristol directors is set forth under the caption "Other Bristol Annual Meeting Proposals -- Election of Bristol Directors." Information regarding the FelCor directors is set forth under the caption "Other FelCor Annual Meeting Proposals -- Election of FelCor Directors."

CHANGES TO FELCOR CHARTER


     Pursuant to the Merger Agreement, upon the effectiveness of the Merger, the FelCor Charter will be amended and restated and become the charter for the surviving corporation. If approved by FelCor's stockholders, the FelCor Charter will be amended (i) to change the name of FelCor to "FelCor Lodging Trust Incorporated" and (ii) to increase the authorized number of FelCor Common Shares from 100 million to 200 million and the authorized number of FelCor Preferred Shares from 10 million to 20 million. See "Other FelCor Annual Meeting
Proposals -- Approval of FelCor Charter Amendment to Increase Authorized Shares" and "-- Approval of FelCor Charter Amendment to Change Name."


                              THE VOTING AGREEMENT

     The following summarizes the material terms of the Voting Agreement, which is filed as an exhibit to the Registration Statement of which this Joint Proxy Statement/Prospectus is a part.

AGREEMENT TO VOTE

     Under the Voting Agreement, each of the Bristol Majority Stockholders agreed to vote its Bristol Common Shares in favor of the adoption of the Merger Agreement, and the actions contemplated thereby, and against any Adverse Proposal. The term "Adverse Proposal" includes any Acquisition Proposal, any change in the composition of the majority of the Bristol Board, and any act intended or reasonably expected to hinder, delay or result in the failure of the Merger to occur.

RESTRICTIONS ON TRANSFERS BEFORE EFFECTIVE TIME

     Prior to the Effective Time, the Bristol Majority Stockholders may not sell or transfer their shares in Bristol if the aggregate number of Bristol Common Shares held by the Bristol Majority Stockholders would be less than a majority of the outstanding Bristol Common Shares as of the Record Date. Otherwise, the Bristol Majority Stockholders are not prohibited from transferring or disposing of their Bristol Common Shares except that a transfer of more than 100,000 shares to a single purchaser requires the agreement of the purchaser to be bound by the Voting Agreement.

OTHER AGREEMENTS


     Before the Spin-Off is effective, the Holiday Entities will review and approve the form of lease between BHR and FelCor, and when the Spin-Off is effected, the Holiday Entities will enter into the following agreements: (i) Hotel Properties Agreement between Holiday Hospitality and BHR, relating to certain agreements for the franchise, ownership, development and management of hotels; (ii) Confirmation Agreement among Bristol, BHR, the Holiday Entities, FelCor and the FelCor Operating Partnership, relating to the confirmation of certain indemnification rights and obligations; (iii) the FelCor Stockholders' Agreement among FelCor, the Holiday Entities and the Holdings Entities, relating to, among other things, registration rights with respect to FelCor Common Shares owned by the Holiday Entities and the Holdings Entities, restrictions on the transfer of such shares and preemptive right to purchase additional securities of FelCor under certain circumstances; (iv) Stockholders' Agreement ("BHR Stockholders' Agreement") among BHR, the Holiday Entities and Holdings, relating to, among other things, corporate governance of BHR, restrictions on transfer of BHR Common Shares and preemptive rights to acquire additional securities of BHR; and (v) Registration Rights Agreement among Bristol, the Holiday Entities and Holdings relating to registration rights with respect to BHR Common Shares owned by the Holiday Entities and Holdings.


REDEMPTION OF BHR COMMON SHARES


     After the Spin-Off and prior to the Effective Time, the Holiday Entities will transfer to BHR for redemption their BHR Common Shares in excess of 9.9% of the total number of outstanding BHR Common Shares as of the Spin-Off Time after giving effect to the redemption (the "Aggregate Excess Shares") in consideration for payment by BHR to the Holiday Entities of $25.8 million (the "Aggregate Excess Shares Redemption Amount"). If, before the Spin-Off, the Holiday Entities or their Affiliates (i) decrease the number of Bristol Common Shares held by them, then the Aggregate Excess Shares Redemption Amount will be decreased proportionately by an amount corresponding to the decrease in Aggregate Excess Shares or (ii) increase the number of Bristol Common Shares held by them, resulting in an increase in Aggregate Excess Shares, then the additional Aggregate Excess Shares will also be redeemed, with no corresponding increase in the Aggregate Excess Shares Redemption Amount. Neither the Holiday Entities nor their Affiliates will increase or decrease the number of BHR Common Shares they hold.


CONTRIBUTION TO PARTNERSHIPS


     Immediately after the Spin-Off and prior to the Effective Time, Holdings will contribute all the Bristol Common Shares it owns to the Holdings Entities, which will be organized by Holdings and its partners, in the proportion Holdings deems appropriate and with FelCor approval. This step will reduce the beneficial ownership of each of the Holdings Entities, for REIT tax purposes, to less than 9.9% of the outstanding FelCor Common Shares.


INDEMNIFICATION AND RELEASE

     FelCor has agreed to indemnify and defend each Bristol Majority Stockholder to the fullest extent permitted by law against any judgments, penalties, and expenses, paid or incurred in connection with the investigation or defense of any claim relating to the Voting Agreement and the transactions contemplated thereby. The indemnity will not include any loss incurred by a Bristol Majority Stockholder as a result of any breach of a representation, warranty or covenant. Each Bristol Majority Stockholder has released any and all claims it had against Bristol and its directors, officers or employees for actions or events arising prior to and including the Effective Time that would give rise to a claim for indemnification by such directors, officers or employees under the Bristol Charter, the Bristol Bylaws or any indemnification agreement or under Bristol's insurance policy for directors' and officers' liability.

FELCOR STOCKHOLDERS' AGREEMENT

     Transfer Restrictions. Pursuant to the FelCor Stockholders' Agreement, each of the Bristol Majority Stockholders will agree that it will not, directly or indirectly, transfer, sell, pledge or otherwise dispose of, any of the FelCor Common Shares received by the Bristol Majority Stockholder pursuant to the Merger until the six-month anniversary of the Effective Time (the "Lock-Up Period"), except (i) to a Permitted Transferee (as defined in the FelCor Stockholders' Agreement), (ii) in compliance with the limitations of Rule 145 of the Securities Act, (iii) pursuant to a tender offer or other transaction approved by the Bristol Board and made to all holders of FelCor Common Shares,
(iv) any pledge made in connection with a bona fide loan to the Bristol Majority Stockholder, (v) any involuntary transfer resulting from a lender foreclosing on any pledge, or (vi) any transfer made with FelCor's prior written consent. FelCor will agree that after the Lock-Up Period and as long as necessary to permit each Bristol Majority Stockholder to sell its FelCor Common Shares pursuant to Rule 144, FelCor will use its reasonable efforts to file on a timely basis all reports required to be filed by it pursuant to the Exchange Act and the regulations thereunder.

     Registration Rights. Pursuant to the FelCor Stockholders' Agreement, FelCor will agree to file with the SEC a registration statement under Rule 415 with respect to the FelCor Common Shares received by the Holiday Entities and the Holdings Entities in the Merger and other FelCor Common Shares (subject to certain limitations) (the "Registrable Securities") and use its reasonable best efforts to cause such registration statement to become effective no later than the expiration of the Lock-Up Period. FelCor, in its sole discretion, may convert the Registration Statement of which this Joint Proxy Statement/Prospectus is a part to a registration statement on another form for use as a registration statement relating to the resale of the Registrable Securities. In connection with any underwritten offering of FelCor's capital stock in which the expected gross proceeds of the offering equal or exceed $100 million, the Holiday Entities and the Holdings Entities will agree not to sell any Registrable Securities without the prior written consent of the underwriter; provided, however, that the period of time may not exceed 90 calendar days during any 12-month period. In no event will the Holiday Entities and the Holdings Entities be required to enter into more than two such agreements in any 12-month period. FelCor will bear all fees and expenses relating to the preparation and filing of such registration statement, other than underwriting discounts and commissions and transfer taxes, if any, relating to the sale or disposition of Registrable Securities, which will be borne by the stockholders.


     Preemptive Rights. Except for the issuance of certain equity securities (generally employee stock options, securities issued upon exercise of previously outstanding option or upon conversion or redemption of previously outstanding securities or any securities issued to all stockholders), FelCor will agree to provide the Holiday Entities and the Holdings Entities with written notice of any sale by it for cash of any equity security of FelCor in which the gross proceeds of such sale to FelCor equals or exceeds $100 million (a "Qualified Offering") no later than the closing date of such Qualified Offering. Not later than five calendar days after receipt of such notice, each stockholder must deliver to FelCor a written notice stating whether such stockholder desires to acquire the same type of securities that were issued and the number of securities it intends to purchase. The rights to purchase such securities will terminate (i) with respect to any stockholder that fails three times to elect to purchase the full number of securities purchasable following receipt of notice of a Qualified Offering and (ii) as to the Holiday Entities or the Holdings Entities, as applicable, on the date the Holiday Entities or the Holdings Entities, respectively, beneficially own less than 50% of the FelCor Common Shares owned by such parties as of the Effective Time.

                        PRO FORMA FINANCIAL INFORMATION

                           FELCOR SUITE HOTELS, INC.

                                INTRODUCTION TO
                  PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

BACKGROUND


     FelCor is a self-administered real estate investment trust formed to own hotel properties. At March 31, 1998, FelCor owned interests in 75 hotels with an aggregate of 18,348 suites/rooms (the "FelCor Hotels") through its 92.4% general partnership interest in FelCor Operating Partnership. The following table sets forth information regarding the acquisitions of the FelCor Hotels:



                                         HOTELS       NUMBER OF
                                        ACQUIRED    SUITES/ ROOMS
                                        --------    -------------
1994..................................      7           1,730
1995..................................     13           2,649
1996..................................     23           5,769
1997..................................     30           7,608
1998, through March 31................      2             348
Suites constructed since
  acquisition.........................                    244
                                           --          ------
                                           75          18,348
                                           ==          ======



     FelCor owns 100% equity interests in 56 of the FelCor Hotels (13,691 suites/rooms), a 90% or greater interest in partnerships owning five of the FelCor Hotels (1,195 suites/rooms), and 50% interests in separate unconsolidated entities that own 14 of the FelCor Hotels (3,462 suites/rooms). At March 31, 1998, 52 of the FelCor Hotels were operated as Embassy Suites hotels, 14 as Doubletree Guest Suites hotels, five as Sheraton hotels, two as Sheraton Suites hotels, one as a Hilton Suites hotel and one was in the process of being converted to a full-service Doubletree hotel. The FelCor Hotels are located in 28 states, with 31 hotels in California, Florida and Texas.



     FelCor leases all of the FelCor Hotels to DJONT or a consolidated subsidiary thereof under operating leases providing for the payment of percentage rent (the "Percentage Leases"). DJONT is a Delaware limited liability company, of which all the voting interests (constituting a 50% equity interest) are beneficially owned by Hervey A. Feldman and Thomas J. Corcoran, Jr., who are directors and officers of FelCor, and the non-voting interests (constituting the remaining 50% equity interest) is owned by RGC Leasing, Inc., a Nevada corporation owned by the children of Charles N. Mathewson, a director of and major initial investor in FelCor. DJONT has entered into management agreements pursuant to which, at March 31, 1998, 65 of the FelCor Hotels were managed by subsidiaries of Promus Hotel Corporation ("Promus"), seven were managed by subsidiaries of ITT Sheraton Corporation ("Sheraton"), and three were managed by two independent management companies.


1998 ACQUISITIONS


     Through March 31, 1998, FelCor completed the acquisitions of two hotels. On February 17, 1998, FelCor acquired a 194-suite Doubletree Guest Suites hotel in Columbus, Ohio for total consideration of approximately $19.1 million (approximately $14.1 million in cash and approximately 134,000 Units valued at $37.06 each). On March 23, 1998, FelCor completed the acquisition of a 90% interest in a 154-room Radisson Hotel in Wilmington, Delaware (to be converted to a Doubletree Hotel) for approximately $12.6 million in cash.



     Since March 31, 1998, FelCor has completed the acquisition of ten hotels. On April 14, 1998, FelCor completed the acquisition of a 90% interest in a 248-room Doubletree Hotel located in Denver, Colorado for approximately $21.8 million in cash.

     On May 1, 1998, FelCor completed the acquisition of eight hotels from Starwood with an aggregate of 1,898 suites for a total purchase price of $245 million in cash. Five of the eight hotels are currently operated as Embassy Suites and three are operated as Doubletree Guest Suites. It is anticipated that one of the Doubletree Guest Suites will be converted to an Embassy Suites hotel and the other two Doubletree Guest Suites will be converted to Sheraton Suites hotels. The two hotels acquired in the first quarter of 1998, the Denver, Colorado hotel acquisition on April 14, 1998, and the eight hotels acquired on May 1, 1998 from Starwood are collectively referred to as the 1998 Acquisitions.



     On April 30, 1998, FelCor purchased a 301-room Hilton hotel in Secaucus, New Jersey for approximately $23.4 million in cash. This hotel is not included in the pro forma financial statements.



1997 AND 1998 FINANCING TRANSACTIONS


     During 1997, FelCor completed two secondary equity offerings (collectively, the "1997 Offerings") of 3.0 million common shares at $35.50 per share on February 3, 1997 and of 11.2 million common shares at $36.625 per share on June 30, 1997. Proceeds from the 1997 Offerings amounted to approximately $489 million, net of offering costs, and were used to fund acquisitions, reduce amounts outstanding under FelCor's unsecured revolving line of credit (the "Line of Credit"), and repurchase 1.2 million FelCor common shares from Promus at $36.625 per share less the related offering costs.

     On October 1, 1997, FelCor completed a private placement of $300 million in aggregate principal amount of its long term senior unsecured notes (the "Notes"). The Notes were issued in two maturities, consisting of $175 million of 7 3/8% senior notes due 2004 priced at 99.489% to yield 7.47% and $125 million of 7 5/8% senior notes due 2007 priced at 99.209% to yield 7.74%. The proceeds from the Notes were used to fund acquisitions and reduce amounts outstanding under the Line of Credit. On March 21, 1998, FelCor completed an exchange offering for the Notes, issuing new notes which were identical in amount and terms except that the new notes were registered under the Securities Act.


     On May 7, 1998, FelCor sold 5.75 million depositary shares representing 57,500 shares of 9% cumulative redeemable preferred stock (the "1998 Offering") at $25 per depositary share. The net proceeds of approximately $139.1 million were used to reduce borrowings on the Line of Credit.


THE BRISTOL MERGER

     On March 24, 1998, FelCor and Bristol announced a proposed merger whereby FelCor will acquire all the real estate assets and related liabilities of Bristol existing at the merger date. Pursuant to the Merger Agreement and the transactions contemplated thereby, each of Bristol's outstanding common shares and equivalents will be exchanged for 0.685 newly issued FelCor Common Shares and Bristol will merge with and into FelCor, with FelCor being the surviving corporation. Prior to the Merger, Bristol will spin-off, as a taxable dividend, all of its non-real estate holdings into BHR. As part of the Merger, all of Bristol's hotels will be leased to BHR by FelCor under Percentage Leases.

     At May 1, 1998, Bristol owned 110 hotels (which includes the acquisition of 20 hotels on April 30, 1998 (the "Omaha Acquisition")) (the "Bristol Hotels") which in the aggregate contain 28,918 rooms. The Bristol Hotels, upon conversion, will include three upscale all-suite hotels, 24 upscale full service hotels, 61 full-service hotels and 22 limited service hotels. The Bristol Hotels will be operated under the following franchise affiliations:



                                                                  TOTAL
                         FRANCHISE                            BRISTOL HOTELS    ROOMS
                         ---------                            --------------    ------
Upscale All Suite:
  Crowne Plaza Suites.......................................         1             295
  Homewood Suites...........................................         1             108
  Bristol House.............................................         1             127
Upscale Full Service:
  Crowne Plaza..............................................        19           6,814
  Harvey Hotel..............................................         4           1,262
Full Service:
  Holiday Inn...............................................        48          13,139
  Holiday Inn Select........................................         6           2,145
  Courtyard by Marriott.....................................         2             420
  Independent...............................................         1             181
  Ramada....................................................         1             220
  Holiday Inn and Suites....................................         2             509
  Sheraton Four Points......................................         1             187
  Days Inn..................................................         1             157
Limited Service:
  Hampton Inn...............................................         9           1,310
  Holiday Inn Express.......................................         8           1,113
  Fairfield Inn.............................................         5             931
                                                                   ---          ------
                                                                   110          28,918
                                                                   ===          ======



     Included in the 110 Bristol Hotels is a Sheraton Four Points hotel in Leominster, Massachusetts which was acquired on April 30, 1998 for $9.0 million in cash. This hotel is not included in the pro forma financial statements.

                           FELCOR SUITE HOTELS, INC.


                PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS


 FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND THE YEAR ENDED DECEMBER 31, 1997

                                  (UNAUDITED)


     The following unaudited Pro Forma Consolidated Statements of Operations for the three months ended March 31, 1998 and the year ended December 31, 1997 are based in part upon:



          (i) the Consolidated Statements of Operations of FelCor for the three months ended March 31, 1998 and the year ended December 31, 1997 incorporated by reference herein;



          (ii) the Consolidated Statements of Operations of Bristol for the three months ended March 31, 1998 and the year ended December 31, 1997 incorporated by reference herein;



          (iii) the Pro Forma Condensed Combined Statements of Operations of the Combined Lessees for the three months ended March 31, 1998 and the year ended December 31, 1997 included elsewhere herein.



     The Pro Forma Consolidated Statements of Operations for the three months ended March 31, 1998 and the year ended December 31, 1997 assume that all the following occurred on January 1, 1997: (i) the acquisition of the interests in 30 hotels during 1997 (the "1997 Acquisitions"), (ii) the consummation of the 1997 Offerings, (iii) the 1997 placement of the Notes, (iv) the 1998 Acquisitions, (v) the 1998 Offering, (vi) the Omaha Acquisition, (vii) the Spin-Off, and (viii) the Merger.



     In management's opinion, all material adjustments necessary to reflect the effects of the foregoing transactions have been made. The following unaudited pro forma consolidated statements of operations are not necessarily indicative of what the actual results of operations of FelCor would have been assuming such transactions had been completed as of January 1, 1997, nor do they purport to represent the results of operations for future periods.

                           FELCOR SUITE HOTELS, INC.



                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS


                   FOR THE THREE MONTHS ENDED MARCH 31, 1998


                                  (UNAUDITED)


                  (IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)



                                                   FELCOR         1998           BRISTOL
                                                 HISTORICAL   ACQUISITIONS        MERGER           OTHER          PRO FORMA
                                                    (A)           (B)              (C)          ADJUSTMENTS         TOTAL
                                                 ----------   ------------       --------       -----------       ---------
Revenues:
  Percentage lease revenue.....................   $56,060        $8,959(D)       $ 51,754(D)                      $116,773
  Equity in income of unconsolidated
    entities...................................     1,293                             554(E)                         1,847
  Other revenue................................       175                                         $  (175)(F)
                                                  -------        ------          --------                         --------
        Total revenue..........................    57,528         8,959            52,308            (175)         118,620
                                                  -------        ------          --------         -------         --------
Expenses:
  General and administrative...................     1,199                             250(G)                         1,449
  Depreciation.................................    15,887         2,033(H)         13,540(H)                        31,460
  Taxes, insurance and other...................     7,270         1,020(I)          9,849(I)                        18,139
  Interest.....................................     9,731         4,876(J)         13,381(J)                        27,988
  Minority interest in FelCor Operating
    Partnership................................     1,751                                         $   (58)(K)        1,693
  Minority interest in other partnerships......       190            53(L)                                             243
                                                  -------        ------          --------         -------         --------
        Total expenses.........................    36,028         7,982            37,020             (58)          80,972
                                                  -------        ------          --------         -------         --------
Net income.....................................    21,500        $  977          $ 15,288            (117)          37,648
                                                                 ======          ========         =======
Preferred dividends............................     2,949                                           3,234(M)         6,183
                                                  -------                                         -------         --------
Net income applicable to common stockholders...   $18,551                                         $(3,351)        $ 31,465
                                                  =======                                         =======         ========
Net income per common share -- basic...........   $   .51                                                         $    .46
                                                  =======                                                         ========
Weighted average common shares outstanding --
  basic........................................    36,539                          31,133                           67,672
                                                  =======                        ========                         ========
Net income per common share -- diluted.........   $   .51                                                         $    .46
                                                  =======                                                         ========
Weighted average common shares outstanding --
  diluted......................................    36,905                          31,802                           68,707
                                                  =======                        ========                         ========



         See notes to pro forma consolidated statements of operations.

                           FELCOR SUITE HOTELS, INC.

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                  (UNAUDITED)
                  (IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)


                                   FELCOR         1997               1998           BRISTOL
                                 HISTORICAL   TRANSACTIONS       ACQUISITIONS        MERGER           OTHER          PRO FORMA
                                    (A)           (N)                (B)              (C)          ADJUSTMENTS         TOTAL
                                 ----------   ------------       ------------       --------       -----------       ---------
Revenues:
  Percentage lease revenue.....   $169,114      $34,808(D)         $35,345(D)       $202,501(D)                      $441,768
  Equity in income of
    unconsolidated entities....      6,963          (26)(E)                            1,851(E)                         8,788
  Other revenue................        574         (574)(F)
                                  --------      -------            -------          --------                         --------
        Total revenue..........    176,651       34,208             35,345           204,352                          450,556
                                  --------      -------            -------          --------                         --------
Expenses:
  General and administrative...      3,743          420(G)                             1,000(G)                         5,163
  Depreciation.................     50,798        8,389(H)           8,470(H)         54,160(H)                       121,817
  Taxes, insurance and other...     23,093        2,840(I)           3,940(I)         38,333(I)                        68,206
  Interest.....................     28,792        8,735(J)          20,843(J)         52,468(J)                       110,838
  Minority interest in FelCor
    Operating Partnership......      5,817                                                          $    330(K)         6,147
  Minority interest in other
    partnerships...............        573           90(L)             494(L)                                           1,157
                                  --------      -------            -------          --------        --------         --------
        Total expenses.........    112,816       20,474             33,747           145,961             330          313,328
                                  --------      -------            -------          --------        --------         --------
Net income.....................     63,835      $13,734            $ 1,598          $ 58,391            (330)         137,228
                                                =======            =======          ========        ========
Preferred dividends............     11,797                                                            12,938(M)        24,735
                                  --------                                                          --------         --------
Net income applicable to common
  stockholders.................   $ 52,038                                                          $(13,268)        $112,493
                                  ========                                                          ========         ========
Net income per common share --
  basic........................   $   1.67                                                                           $   1.66
                                  ========                                                                           ========
Weighted average common shares
  outstanding -- basic.........     31,269        5,227                               31,134                           67,630
                                  ========      =======                             ========                         ========
Net income per common share --
  diluted......................   $   1.65                                                                           $   1.64
                                  ========                                                                           ========
Weighted average common shares
  outstanding -- diluted.......     31,610        5,227                               31,789                           68,626
                                  ========      =======                             ========                         ========



         See notes to pro forma consolidated statements of operations.

                           FELCOR SUITE HOTELS, INC.



            NOTES TO PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS


                   FOR THE THREE MONTHS ENDED MARCH 31, 1998


                      AND THE YEAR ENDED DECEMBER 31, 1997


                                  (UNAUDITED)



(A) Represents FelCor's historical results of operations for the three months ended March 31, 1998 and the year ended December 31, 1997, excluding a $556,000 and $185,000 extraordinary charge from write off of deferred financing fees, respectively.



(B) Represents adjustment to FelCor's historical results of operations assuming the 1998 Acquisitions had occurred as of January 1, 1997.



(C) Represents adjustment to FelCor's results of operations assuming the Omaha Acquisition, the Spin-Off and the Merger and related transactions had occurred as of January 1, 1997.



(D) With respect to the FelCor Hotels, represents pro forma lease revenue from DJONT to FelCor calculated by applying the contractual rent provisions of the Percentage Leases to the historical suite/room revenues, food and beverage rents, food and beverage revenues and other revenues for all the FelCor Hotels which are consolidated for financial reporting purposes. With respect to the Bristol Hotels, represents pro forma lease revenue from BHR to FelCor calculated pursuant to the master hotel agreement between FelCor and BHR.



     The following table presents historical suite/room revenues for the 1997 and 1998 Acquisitions for the time period from the beginning of the periods presented to the acquisition by FelCor and the related pro forma Percentage Lease revenue, and with respect to the Bristol Merger, the table presents historical suite/room revenues for the entire period presented (including periods prior to ownership by Bristol) and the related pro forma Percentage Lease revenue.



                                                                 PERCENTAGE LEASE REVENUE
                                  SUITE REVENUE FOR THE PERIOD        FOR THE PERIOD
                                      PRIOR TO ACQUISITION         PRIOR TO ACQUISITION
                                  ----------------------------   ------------------------
                                                      (IN THOUSANDS)
Consolidated hotels for the
  three months ended March 31,
  1998:
  1998 Acquisitions.............            $ 18,377                     $  8,959
  Bristol Merger................             128,676                       51,754
                                            --------                     --------
          Total consolidated
            hotels..............            $147,053                     $ 60,713
                                            ========                     ========
Consolidated hotels for the year
  ended December 31, 1997:
  1997 Acquisitions.............            $ 73,113                     $ 34,808
  1998 Acquisitions.............              65,841                       35,345
  Bristol Merger................             503,099                      202,501
                                            --------                     --------
          Total consolidated
            hotels..............            $642,053                     $272,654
                                            ========                     ========
Unconsolidated entity hotels:
  1997 Acquisitions (See Note
     E).........................            $  7,053                     $  3,071
                                            ========                     ========

     (E)With respect to the Bristol Merger, represents Bristol's historical equity in income of unconsolidated entities, which will not be subject to Percentage Leases.
        With respect to the 1997 Transactions, represents pro forma equity in income of unconsolidated entities of FelCor calculated by applying FelCor's pro rata ownership percentage to the net earnings of the unconsolidated entities, computed using the contractual rent provisions of the Percentage Leases to the historical suite/room revenues, food and beverage rents, food and beverage revenues and other revenues of the FelCor Hotels; historical taxes, insurance, and other; historical depreciation expense; and historical interest expense. The amortization of FelCor's cost in excess of net book value of the entities assets is deducted to arrive at equity in income of unconsolidated entities. The computation is as follows:



                                                                YEAR ENDED
                                                             DECEMBER 31, 1997
                                                             -----------------
                                                              (IN THOUSANDS)
Statements of operations information:
  Percentage lease revenue.................................       $3,071
  Depreciation.............................................        1,262
  Taxes, insurance and other...............................          509
  Interest expense.........................................        1,115
                                                                  ------
  Net income...............................................          185
  50% of income attributable to the Company................           93
  Amortization of cost in excess of net book value.........         (119)
                                                                  ------
  Loss from unconsolidated entities........................       $  (26)
                                                                  ======



     (F)Represents elimination of historical interest income earned on excess cash.



     (G)Pro forma general and administrative expenses represent executive compensation, legal, audit and other expenses. These amounts are based on historical general and administrative expenses as well as probable 1998 expenses.



     (H)Represents depreciation on the FelCor Hotels and the Bristol Hotels. Depreciation is computed based on estimated useful lives of 40 years for buildings and improvements and five years for furniture, fixtures and equipment. These estimated useful lives are based on management's knowledge of the properties and the hotel industry in general. The pro forma depreciation adjustments for the three months ended March 31, 1998 and the year ended December 31, 1997 are as follows:


                                                         ASSET COST
                             ------------------------------------------------------------------
                                        BUILDING AND    FURNITURE     CONSTRUCTION
                               LAND     IMPROVEMENTS   AND FIXTURES   IN PROGRESS      TOTAL
                             --------   ------------   ------------   ------------   ----------
                                              (IN THOUSANDS)
   Consolidated Hotels for
    the three months ended
    March 31, 1998:
    1998 Acquisitions......  $ 23,755    $  237,417      $ 8,078                     $  269,250
    Bristol Merger.........   195,174     1,698,010       58,552        $67,727       2,019,463
                             --------    ----------      -------        -------      ----------
   Total Consolidated
    Hotels.................  $218,929    $1,935,427      $66,630        $67,727      $2,288,713
                             ========    ==========      =======        =======      ==========
   Consolidated Hotels for
    the year ended December
    31, 1997:
    1997 Acquisitions......  $ 64,233    $  492,369      $26,488                     $  583,090
    1998 Acquisitions......    27,064       266,215        9,071                        302,350
    Bristol Merger.........   195,174     1,698,010       58,552        $67,727       2,019,463
                             --------    ----------      -------        -------      ----------
   Total Consolidated
    Hotels.................  $286,471    $2,456,594      $94,111        $67,727      $2,904,903
                             ========    ==========      =======        =======      ==========

                                PRO FORMA DEPRECIATION EXPENSE
                             -------------------------------------
                             BUILDING AND    FURNITURE
                             IMPROVEMENTS   AND FIXTURES    TOTAL
                             ------------   ------------   -------
                                        (IN THOUSANDS)
   Consolidated Hotels for
    the three months ended
    March 31, 1998:
    1998 Acquisitions......    $ 1,597        $   436      $ 2,033
    Bristol Merger.........     10,612          2,928       13,540
                               -------        -------      -------
   Total Consolidated
    Hotels.................    $12,209        $ 3,364      $15,573
                               =======        =======      =======
   Consolidated Hotels for
    the year ended December
    31, 1997:
    1997 Acquisitions......    $ 5,830        $ 2,559      $ 8,389
    1998 Acquisitions......      6,656          1,814        8,470
    Bristol Merger.........     42,448         11,712       54,160
                               -------        -------      -------
   Total Consolidated
    Hotels.................    $54,934        $16,085      $71,019
                               =======        =======      =======

     (I)Pro forma real and personal property taxes, property insurance, ground lease and other expenses for the three months ended March 31, 1998 and the year ended December 31, 1997 represent expenses to be paid by the FelCor Operating Partnership. Such amounts were primarily derived from historical amounts paid with respect to the 1997 Acquisitions, 1998 Acquisitions and the Bristol Hotels. The pro forma adjustments for property taxes, insurance, and ground leases and other derived from the historical amounts paid for the Hotels during the three months ended March 31, 1998 and the year ended December 31, 1997 are as follows:



                                                                           GROUND LEASES
                                     PROPERTY TAXES   PROPERTY INSURANCE     AND OTHER      TOTAL
                                     --------------   ------------------   -------------   -------
                                                            (IN THOUSANDS)
Consolidated Hotels for the three
  months ended March 31, 1998:
  1998 Acquisitions................     $   896             $   55            $    69      $ 1,020
  Bristol Merger...................       5,959                688              3,202        9,849
                                        -------             ------            -------      -------
Total Consolidated Hotels..........     $ 6,855             $  743            $ 3,271      $10,869
                                        =======             ======            =======      =======
Consolidated Hotels for the year
  ended December 31, 1997:
  1997 Acquisitions................     $ 2,706             $  402            $  (268)     $ 2,840
  1998 Acquisitions................       3,610                214                116        3,940
  Bristol Merger...................      20,065              2,827             15,441       38,333
                                        -------             ------            -------      -------
Total Consolidated Hotels..........     $26,381             $3,443            $15,289      $45,113
                                        =======             ======            =======      =======
Unconsolidated entity hotels
  acquired during 1997 (See Note
  E)...............................     $   419             $   28            $    62      $   509
                                        =======             ======            =======      =======

     (J)Represents both historical and pro forma interest expense computed based on borrowings multiplied by the applicable fixed or variable interest rate as stated in the applicable debt instruments. The variable interest rates used to calculate the pro forma adjustment to interest expense were the same as the historical rates used to calculate the outstanding borrowings on the Line of Credit for the three months ended March 31, 1998 and the year ended December 31, 1997. The period ending pro forma debt balances, average interest rates and pro forma interest expense for the three months ended March 31, 1998 and the year ended December 31, 1997 are as follows:



                                        THREE MONTHS ENDED MARCH 31, 1998       YEAR ENDED DECEMBER 31, 1997
                                        ----------------------------------   ----------------------------------
                                           DEBT      INTEREST    INTEREST       DEBT      INTEREST    INTEREST
                                         BALANCE       RATE     EXPENSE(1)    BALANCE       RATE     EXPENSE(1)
                                        ----------   --------   ----------   ----------   --------   ----------
                                                                (DOLLARS IN THOUSANDS)
           Line of Credit.............  $  455,248     7.31%     $  8,560    $  457,964     7.10%     $ 32,336
           Senior mortgage note
             payable..................     455,000     7.66         8,713       455,000     7.66        34,835
           Senior mortgage note
             payable..................     144,328     7.46         2,691       144,834     7.46        10,802
           $175M Senior unsecured
             notes, net of discount...     174,154     7.47         3,420       174,122     7.47        13,612
           $125M Senior unsecured
             notes, net of discount...     124,048     7.74         2,480       124,023     7.74        10,017
           Renovation Loan............      25,000     6.28           402        25,000     6.40         1,610
           Mortgage note payable --
             Harvey Hotels............      16,031     8.55           343        16,126     8.55         1,379
           Mortgage note payable --
             Philadelphia.............      13,324     9.00           300        13,400     9.00         1,206
           Mortgage note payable --
             St. Louis................       8,320     9.50           198         8,365     9.50           795
           Mortgage note payable --
             Omaha Central............       6,700    11.25           188         6,776    11.25           762
           Mortgage note payable --
             Salina...................       5,164    10.38           134         5,196    10.38           539
           Mortgage note payable --
             Express Moline I.........       1,786    13.13            59         2,009    13.13           264
           Mortgage note payable --
             Express Moline II........         679    12.00            20           785    12.00            94
           Mortgage note
             payable -- Hays &
             Hampton..................         795     9.75            19           932     9.75            91
           Collateralized mortgage
             note.....................       7,331    10.22            86         5,931    10.22           612
           Other......................         650     7.83            13           650     7.97            52
           Capital leases.............      13,483     9.36           362        15,491    10.70         1,832
                                        ----------               --------    ----------               --------
                                        $1,452,041               $ 27,988    $1,456,604               $110,838
                                        ==========               ========    ==========               ========


        -----------------------

        (1) Pro forma interest expense represents interest expense applicable to the pro forma weighted average borrowings outstanding during the period presented which at times differs from the pro forma borrowings outstanding at the end of the period.


     (K)Represents pro forma adjustment to minority interest in the FelCor Operating Partnership to reflect FelCor's increased ownership in the FelCor Operating Partnership following the Merger, calculated as approximately 4.3% of income before minority interest.



     (L)Represents pro forma adjustment to minority interest related to six hotels (four of the 1997 Acquisitions and two of the 1998 Acquisitions) in which FelCor has a 90% general partnership interest. Minority interest is calculated as 10% of net income computed using the rent provisions of the Percentage Leases to the historical suite/room revenues, food and beverage rents, food and beverage revenues and other revenues; historical taxes, insurance and other; historical depreciation expense; and historical interest expense. This computation for the three months ended March 31, 1998 and the year ended December 31, 1997 follows:



                             THREE MONTHS ENDED
                               MARCH 31, 1998          YEAR ENDED DECEMBER 31, 1998
                             ------------------       -------------------------------
                                    1998                  1997               1998
                                ACQUISITIONS          ACQUISITIONS       ACQUISITIONS
                             ------------------       ------------       ------------
                               (IN THOUSANDS)                 (IN THOUSANDS)
Statements of operations
  information:
  Percentage lease
    revenue................         $912                 $2,040             $5,307
  Depreciation.............          268                    671                301
  Taxes, insurance and
    other..................          119                    251                 64
  Interest expense.........           --                    217
                                    ----                 ------             ------
  Net income before
    minority interest......         $525                 $  901             $4,942
                                    ====                 ======             ======
  Minority interest
    expense -- 10% of net
    income.................         $ 53                 $   90             $  494
                                    ====                 ======             ======



     (M) Represents pro forma dividends of 9% on the $143.8 million of preferred stock issued in the 1998 Offering.



     (N) Represents adjustment to FelCor's historical results of operations assuming the 1997 Acquisitions, the 1997 Offerings, and the placement of the Notes had occurred as of January 1, 1997.

                           FELCOR SUITE HOTELS, INC.

                      PRO FORMA CONSOLIDATED BALANCE SHEET

                              AS OF MARCH 31, 1998

                                  (UNAUDITED)


     The following unaudited Pro Forma Consolidated Balance Sheet assumes that
(i) the 1998 Acquisitions, (ii) the 1998 Offering, (iii) the Omaha Acquisition,
(iv) the Spin-Off, and (v) the Merger transactions all occurred as of March 31, 1998.


     In management's opinion, all material adjustments necessary to reflect the effect of these transactions have been made.


     The following unaudited Pro Forma Consolidated Balance Sheet is derived from FelCor's and Bristol's Consolidated Balance Sheets as of March 31, 1998 and should be read in conjunction with the consolidated financial statements of FelCor and Bristol incorporated by reference herein.



     The following Pro Forma Consolidated Balance Sheet is not necessarily indicative of what the actual financial position would have been assuming such transactions had been completed as of March 31, 1998, nor does it purport to represent the future financial position of FelCor.

                           FELCOR SUITE HOTELS, INC.

                      PRO FORMA CONSOLIDATED BALANCE SHEET

                              AS OF MARCH 31, 1998

                                  (UNAUDITED)

                                 (IN THOUSANDS)



                                                    ASSETS
                                       FELCOR         1998          BRISTOL
                                     HISTORICAL   ACQUISITIONS       MERGER           OTHER         PRO FORMA
                                        (A)           (B)             (C)          ADJUSTMENTS        TOTAL
                                     ----------   ------------     ----------      -----------      ----------
Net investment in hotels...........  $1,514,639     $269,250       $2,019,463                       $3,803,352
Investment in unconsolidated
  entities.........................     118,069                        12,659                          130,728
Cash and cash equivalents..........      25,733                                                         25,733
Cash held in escrow................                                     7,000                            7,000
Due from DJONT.....................      33,815                                                         33,815
Deferred expenses, net.............      10,105                                                         10,105
Other assets.......................       6,475                         7,278                           13,753
                                     ----------     --------       ----------                       ----------
       Total assets................  $1,708,836     $269,250       $2,046,400                       $4,024,486
                                     ==========     ========       ==========                       ==========

                                     LIABILITIES AND STOCKHOLDERS' EQUITY

Debt and capital lease
  obligations......................  $  494,700     $266,825       $  829,613       $(139,097)(D)   $1,452,041
Accrued expenses and other
  liabilities......................      24,159                        64,740                           88,899
Distributions payable..............      24,747                                                         24,747
Minority interest in FelCor
  Operating Partnership............      76,792                                        15,361(E)        92,153
Minority interest in other
  partnerships.....................      10,162        2,425                                            12,587
                                     ----------     --------       ----------       ---------       ----------
          Total liabilities........     630,560      269,250          894,353        (123,736)       1,670,427
                                     ----------     --------       ----------       ---------       ----------
Stockholders equity:
  Preferred stock..................     151,250                                       143,750(D)       295,000
  Common stock.....................         378                           311                              689
  Additional paid-in capital.......   1,005,011                     1,150,863         (20,014)(F)    2,135,860
  Unearned officers' and directors'
     compensation..................      (1,355)                          873                             (482)
  Distributions in excess of
     earnings......................     (35,902)                                                       (35,902)
  Less common stock in treasury, at
     cost..........................     (41,106)                                                       (41,106)
                                     ----------                    ----------       ---------       ----------
       Total stockholders'
          equity...................   1,078,276                     1,152,047         123,736        2,354,059
                                     ----------     --------       ----------       ---------       ----------
          Total liabilities and
            stockholders' equity...  $1,708,836     $269,250       $2,046,400                       $4,024,486
                                     ==========     ========       ==========                       ==========



               See notes to Pro Forma Consolidated Balance Sheet

                           FELCOR SUITE HOTELS, INC.



                 NOTES TO PRO FORMA CONSOLIDATED BALANCE SHEET


                              AS OF MARCH 31, 1998


                                  (UNAUDITED)



(A) Represents the historical consolidated balance sheet of FelCor as of March 31, 1998.



(B) Represents adjustments to reflect the purchase of those 1998 Acquisitions acquired after March 31, 1998 for an aggregate purchase price of $269.2 million. This was funded from borrowings of $266.8 million on the Line of Credit. The remaining $2.4 million of the purchase price was contributed by a ten percent minority partner in one hotel of the 1998 Acquisitions. These acquisitions extended only to the investment in hotels and no other assets or liabilities were acquired.



(C) Represents the allocation of the purchase price to the Bristol assets acquired and liabilities assumed in accordance with the purchase method of accounting as follows:



                                           MARCH 31, 1998
                                             HISTORICAL
                                           COST BASIS OF
                                             ASSETS AND
                                            LIABILITIES
                                           ACQUIRED FROM                           BRISTOL
                                              BRISTOL         ADJUSTMENTS        AS ADJUSTED
                                           --------------    --------------     --------------
                                           (IN THOUSANDS)    (IN THOUSANDS)     (IN THOUSANDS)
 Investment in hotels....................    $1,468,407        $  551,056(1)      $2,019,463
 Investment in unconsolidated entities...        12,659                               12,659
 Cash and cash equivalents...............        64,649           (64,649)(2)
 Cash held in escrow.....................         7,000                                7,000
 Other assets............................         7,278                                7,278
                                             ----------        ----------         ----------
           Total assets..................    $1,559,993        $  486,407         $2,046,400
                                             ==========        ==========         ==========
 Debt and capital lease obligations......    $  713,519        $  116,094(3)      $  829,613
 Accrued expenses and other
   liabilities...........................        12,506            52,234(4)          64,740
                                             ----------        ----------         ----------
           Total liabilities.............       726,025           168,328            894,353
                                             ----------        ----------         ----------
 Net book value of Bristol assets
   acquired..............................       833,968          (833,968)(5)
 Common stock............................                             311(6)             311
 Additional paid-in capital..............                       1,150,863(6)       1,150,863
 Unearned officers' and directors'
   compensation..........................                             873(7)             873
                                             ----------        ----------         ----------
                                                833,968           318,079          1,152,047
                                             ----------        ----------         ----------
           Total liabilities and
             stockholders' equity........    $1,559,993        $  486,407         $2,046,400
                                             ==========        ==========         ==========



     (1) Represents allocation of the Bristol purchase price to the hotels acquired after allocation to the other assets and liabilities acquired. This approximates the fair value of the hotels acquired and, no goodwill has been recorded.



     (2) Represents the use of Bristol cash acquired as follows:



 Cash paid by Bristol in the Omaha Acquisition (April 30,
   1998).....................................................  $(20,000)
 Cash acquired by FelCor used to repay indebtedness..........   (44,649)
                                                               --------
                                                               $(64,649)
                                                               ========

     (3) Represents additional debt to be assumed or incurred in connection with the Merger and related transactions as follows:



                                                               (IN THOUSANDS)
 Omaha Acquisition debt assumed..............................     $ 40,000
 Purchase of land leases under contract......................       11,499
 Prepayment penalties incurred in May 1998 Bristol debt
   refinancing...............................................       33,000
 Bristol borrowings to repurchase approximately 5.3 million
   shares of BHR stock from Holiday Entities.................       25,800
 Tax liability for BHR Spin-Off from Bristol.................       31,800
 Merger expenses.............................................       18,644
 Less cash acquired..........................................      (44,649)
                                                                  --------
                                                                  $116,094
                                                                  ========



     (4) Represents the following liabilities to be assumed or incurred in connection with the Bristol Merger and related transactions as follows:



                                                               (IN THOUSANDS)
 Estimated earnings and profits distribution.................     $40,000
 Working capital advance to BHR..............................      11,915
 Other.......................................................         319
                                                                  -------
                                                                  $52,234
                                                                  =======



     (5) Represents elimination of historical net book value of Bristol assets and liabilities acquired.



     (6) Represents issuance of 31.1 million FelCor Common Shares at $36.25 per share in connection with the Bristol Merger plus the Black-Scholes valuation ($22.6 million) of options for approximately 1.3 million shares to be issued by FelCor to Bristol stock option holders.



     (7) Represents adjustment to remove the unearned compensation of Hervey Feldman, FelCor's current chairman of the board, who will retire and become Chairman Emeritus following the Merger.



(D) Represents adjustment for the issuance of preferred stock in connection with the 1998 Offering. The net proceeds of $139.1 million were used to reduce borrowings on FelCor's Line of Credit.



(E) Represents adjustment to reflect minority interest in the FelCor Operating Partnership at 4.3%.



(F)  Represents adjustments to additional paid in capital as follows:



                                                               (IN THOUSANDS)
           Adjustment for minority interest (see note (E))...     $(15,361)
           Adjustment for 1998 Offering expenses.............     $ (4,653)
                                                                  --------
                                                                  $(20,014)
                                                                  ========

                                COMBINED LESSEES

                                INTRODUCTION TO

             PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS


 FOR THE THREE MONTHS ENDED MARCH 31, 1998 AND THE YEAR ENDED DECEMBER 31, 1997



     FelCor leases each of the 75 hotels owned at March 31, 1998, and leases or will lease its hotels acquired after March 31, 1998, to DJONT or BHR. Additionally, FelCor intends to lease the Bristol Hotels to BHR. DJONT and BHR are collectively referred to as the "Combined Lessees".



     The Combined Lessees' unaudited Pro Forma Combined Statements of Operations for the three months ended March 31, 1998 and the year ended December 31, 1997 are presented as if all of the hotels owned or to be owned by FelCor are leased to DJONT or BHR pursuant to Percentage Leases as of January 1, 1997. The pro forma information is based in part upon the Consolidated Statements of Operations of DJONT and the Consolidated Statements of Operations of Bristol for the three months ended March 31, 1998 and for the year ended December 31, 1997, incorporated by reference herein. In management's opinion, all adjustments necessary to reflect the effects of these transactions have been made.



     The unaudited Pro Forma Condensed Combined Statements of Operations are not necessarily indicative of what the actual results of operations of the Combined Lessees would have been assuming such transactions had been completed as of January 1, 1997, nor do they purport to represent the results of operations for future periods.

                                COMBINED LESSEES



              PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS


                   FOR THE THREE MONTHS ENDED MARCH 31, 1998


                                  (UNAUDITED)


                                 (IN THOUSANDS)



                                                  DJONT           1998                    COMBINED
                                                HISTORICAL    ACQUISITIONS      BHR       PRO FORMA
                                                   (A)            (B)           (C)         TOTAL
                                                ----------    ------------    --------    ---------
Revenue:
  Suite/room revenue..........................   $143,284       $18,377       $128,676    $290,337
  Food and beverage revenue...................     15,264         2,901         30,817      48,982
  Other revenue...............................     12,541         1,792          8,521      22,854
                                                 --------       -------       --------    --------
          Total revenue.......................   $171,089       $23,070       $168,014    $362,173
                                                 --------       -------       --------    --------
Expenses:
Property operating costs......................     52,118         7,138         71,299     130,555
Other operating costs.........................     38,231         4,454         28,943      71,628
Management and franchise fees.................      9,635         1,572          6,523      17,730
Taxes, insurance and other....................      1,533           165            827       2,525
Percentage lease..............................     68,438         8,959         51,754     129,151
Lessee overhead...............................        359                        5,945       6,304
                                                 --------       -------       --------    --------
          Total expenses......................    170,314        22,288        165,291     357,893
                                                 --------       -------       --------    --------
Net income before taxes.......................        775           782          2,723       4,280
Income tax provision..........................                                   1,089       1,089
                                                 --------       -------       --------    --------
Net income....................................   $    775       $   782       $  1,634    $  3,191
                                                 ========       =======       ========    ========



       See notes to pro forma condensed combined statements of operations

                                COMBINED LESSEES

              PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                  (UNAUDITED)
                                 (IN THOUSANDS)


                                    DJONT           1997            1998                     COMBINED
                                  HISTORICAL    TRANSACTIONS    ACQUISITIONS      BHR       PRO FORMA
                                     (A)            (D)             (B)           (C)         TOTAL
                                  ----------    ------------    ------------    --------    ----------
Revenue:
  Suite/room revenue............   $456,614       $ 80,166        $65,841       $503,099    $1,105,720
  Food and beverage revenue.....     34,813         27,460         12,427        122,766       197,466
  Other revenue.................     43,083          2,167          7,237         37,203        89,690
                                   --------       --------        -------       --------    ----------
          Total revenue.........   $534,510       $109,793        $85,505       $663,068    $1,392,876
                                   --------       --------        -------       --------    ----------
Expenses:
Property operating costs........    161,196         39,860         29,133        289,091       519,280
Other operating costs...........    124,079         24,815         19,061        106,769       274,724
Management and franchise fees...     25,286          4,372          1,505         24,506        55,669
Taxes, insurance and other......      7,299          1,414            828          6,685        16,226
Percentage lease................    216,990         37,732         35,345        202,501       492,568
Lessee overhead.................      2,332            146             54         22,858        25,390
                                   --------       --------        -------       --------    ----------
          Total expenses........    537,182        108,339         85,926        652,410     1,383,857
                                   --------       --------        -------       --------    ----------
Net income (loss) before
  taxes.........................     (2,672)         1,454           (421)        10,658         9,019
Income tax provision............                                                   4,253         4,253
                                   --------       --------        -------       --------    ----------
Net income (loss)...............   $ (2,672)      $  1,454        $  (421)      $  6,405    $    4,766
                                   ========       ========        =======       ========    ==========


---------------


(A) Represents DJONT's historical results of operations for the periods presented.



(B) Represents adjustments to DJONT's historical results of operations assuming the 1998 Acquisitions had occurred as of January 1, 1997 and the related hotels were leased to DJONT pursuant to the Percentage Leases beginning on January 1, 1997.



(C) Represents BHR's pro forma results of operations (relating only to the Bristol Hotels) assuming the Omaha Acquisition, the Spin-Off and the Merger and related transactions occurred as of January 1, 1997 and the Bristol Hotels were leased to BHR pursuant to the Percentage Leases beginning on January 1, 1997.



(D) Represents adjustments to DJONT's historical results of operations assuming 1997 Acquisitions had occurred as of January 1, 1997 and the related hotels were leased to DJONT pursuant to the Percentage Leases beginning on January 1, 1997.

                     DESCRIPTION OF FELCOR'S CAPITAL STOCK

DESCRIPTION OF FELCOR COMMON SHARES

     The description of the FelCor Common Shares set forth below does not purport to be complete and is qualified in its entirety by reference to FelCor's Charter and Bylaws. See "-- Certain Charter and Bylaw Provisions."

  General


     Under the Charter, FelCor has authority to issue up to 100,000,000 FelCor Common Shares and 10,000,000 shares of preferred stock (the "FelCor Preferred Shares"). Under Maryland law, stockholders generally are not responsible for the corporation's debts or obligations. At March 31, 1998, FelCor had outstanding 36,591,080 FelCor Common Shares. The FelCor Board has adopted an amendment to the FelCor Charter to increase the authorized number of FelCor Common Shares to 200,000,000 and of FelCor Preferred Shares to 20,000,000. If approved by the FelCor stockholders, the amendment would be effective upon the effectiveness of the Merger.


  Terms

     Subject to the preferential rights of any series of FelCor Preferred Shares outstanding, the holders of FelCor Common Shares are entitled to one vote per share on all matters voted on by stockholders, including in the election of directors. FelCor's Charter does not provide for cumulative voting in the election of directors. Except as otherwise required by law or provided in Articles Supplementary relating to FelCor Preferred Shares of any series, the holders of FelCor Common Shares exclusively possess all voting power. See
"-- Certain Charter and Bylaw Provisions."

     Subject to any preferential rights of any series of FelCor Preferred Shares outstanding, the holders of FelCor Common Shares are entitled to such dividends, if any, as may be declared from time to time by the FelCor Board from funds legally available therefor and, upon liquidation, are entitled to receive, pro rata, all assets of FelCor available for distribution to such holders. All FelCor Common Shares will, when issued, be fully paid and nonassessable and will have no preemptive rights. FelCor may, however, enter into contracts with certain stockholders to grant such holders preemptive rights.

  Restrictions on Ownership and Transfer

     The FelCor Common Shares are subject to certain restrictions upon the ownership and transfer thereof which were adopted for the purpose of enabling FelCor to preserve its status as a REIT. For a description of such restrictions and the Maryland Anti-Takeover Statutes, see "-- Certain Charter and Bylaw Provisions -- Restrictions on Ownership and Transfer" and "-- Maryland Anti-Takeover Statutes."

  Exchange Listing

     The FelCor Common Shares are listed on the NYSE under the symbol "FCH."

  Transfer Agent

     The transfer agent and registrar for the FelCor Common Shares is SunTrust Bank, Atlanta, Georgia.


DESCRIPTION OF FELCOR PREFERRED SHARES



     The FelCor Preferred Shares may be issued from time to time in one or more series, without stockholder approval, with such preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption thereof as shall be established by the FelCor Board. Thus, without stockholder approval, FelCor could authorize the issuance of FelCor Preferred Shares with voting, conversion and other rights that could dilute the voting power and other rights of the holders of

FelCor Common Shares. Pursuant to such authority, the FelCor Board has authorized the issuance of two classes of FelCor Preferred Shares, as described below.


DESCRIPTION OF FELCOR SERIES A PREFERRED SHARES

     The summary of certain terms and provisions of FelCor's $1.95 Series A Cumulative Convertible Preferred Stock (the "FelCor Series A Preferred Shares") set forth below does not purport to be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of FelCor's Charter (including the Articles Supplementary to the Charter setting forth the particular terms of the FelCor Series A Preferred Shares ("Series A Articles Supplementary")), and Bylaws.


  General



     In April 1996, the FelCor Board authorized FelCor to classify and issue the FelCor Series A Preferred Shares as part of the authorized FelCor Preferred Shares.


     The outstanding FelCor Series A Preferred Shares are validly issued, fully paid and nonassessable. The holders of the FelCor Series A Preferred Shares have no preemptive rights with respect to any shares of capital stock of FelCor or any other securities of FelCor convertible into or carrying rights or options to purchase any such shares. The FelCor Series A Preferred Shares are not subject to any sinking fund or other obligation of FelCor to redeem or retire the FelCor Series A Preferred Shares. Unless converted or redeemed by FelCor into FelCor Common Shares, the FelCor Series A Preferred Shares will have a perpetual term, with no maturity.

  Ranking


     The FelCor Series A Preferred Shares rank pari passu with the outstanding FelCor Series B Preferred Shares (as defined below) and senior to the FelCor Common Shares with respect to the payment of dividends and amounts upon liquidation, dissolution or winding up of FelCor.


     While any FelCor Series A Preferred Shares are outstanding, FelCor may not authorize, create or increase the authorized amount of any class or series of stock that ranks senior to the FelCor Series A Preferred Shares with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up without the consent of the holders of two-thirds of the outstanding FelCor Series A Preferred Shares. However, FelCor may create additional classes of stock, increase the authorized number of FelCor Preferred Shares or issue series of FelCor Preferred Shares ranking junior to or on a parity with the FelCor Series A Preferred Shares with respect, in each case, to the payment of dividends and amounts upon liquidation, dissolution and winding up without the consent of any holder of FelCor Series A Preferred Shares. See "-- Voting Rights" below.

  Dividends

     Holders of FelCor Series A Preferred Shares are entitled to receive, when, as and if declared by the FelCor Board, out of funds of FelCor legally available for payment, cash distributions declared or paid for the corresponding period payable in an amount per share equal to the greater of $0.4875 per quarter (equivalent to $1.95 per annum) or the cash dividends (determined as of the record date for each of the respective quarterly dividend payment dates referred to below) on the number of FelCor Common Shares, or portion thereof, into which a FelCor Series A Preferred Share is then convertible. Dividends on the FelCor Series A Preferred Shares are payable quarterly in arrears on the last calendar day of January, April, July and October of each year, commencing July 31, 1996 (and, in the case of any accrued but unpaid dividends, at such additional times and for such interim periods, if any, as determined by the FelCor Board). Each such dividend is payable to holders of record as they appear on the stock records of FelCor at the close of business on such record dates, not exceeding 60 days preceding the payment dates thereof, as shall be fixed by the FelCor Board. Dividends will be cumulative, whether or not in any dividend period or periods there shall be funds of FelCor legally available for the payment of such dividends. Accumulations of dividends on FelCor Series A Preferred Shares will not bear interest. Dividends payable on the FelCor Series A Preferred Shares for any period greater or less

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

than a full dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months.

     Except as provided in the next sentence, no dividend will be declared or paid on any Parity Stock (as herein defined) unless full cumulative dividends have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof is set apart for such payment, on the FelCor Series A Preferred Shares for all prior dividend periods and the then current dividend period. If accrued dividends on the FelCor Series A Preferred Shares and any Parity Stock for all prior dividend periods have not been paid in full, then any dividend declared on the FelCor Series A Preferred Shares and any Parity Stock for any dividend period will be declared ratably in proportion to accrued and unpaid dividends on the FelCor Series A Preferred Shares and such Parity Stock.

     Unless all dividends then required to be paid on the FelCor Series A Preferred Shares and any Parity Stock have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof is set apart for payment, FelCor will not (i) declare, pay or set apart funds for the payment of any dividend or other distribution with respect to any Junior Stock (as herein defined) or (ii) except as set forth in the following sentence, redeem, purchase or otherwise acquire for consideration any Junior Stock (subject to certain exceptions), through a sinking fund or otherwise. Notwithstanding the foregoing limitations, FelCor may, at any time, acquire shares of its capital stock, without regard to rank, for the purpose of preserving its status as a REIT or for purposes of an employee benefit plan of FelCor.


     As used herein, (i) the term "dividend" does not include dividends payable solely in shares of Junior Stock on Junior Stock, or in options, warrants or rights to holders of Junior Stock to subscribe for or purchase any Junior Stock and (ii) the term "Junior Stock" means the FelCor Common Shares, and any other class of capital stock of FelCor now or hereafter issued and outstanding that ranks junior to the FelCor Series A Preferred Shares as to the payment of dividends or amounts upon liquidation, dissolution or winding up of FelCor and
(iii) the term "Parity Stock" means any other class or series of capital stock of FelCor now or hereafter issued and outstanding (including the FelCor Series B Preferred Shares) that ranks equally with the FelCor Series A Preferred Shares as to the payment of dividends and amounts upon liquidation, dissolution or winding up of FelCor.


  Redemption


     FelCor Series A Preferred Shares are not redeemable by FelCor prior to April 30, 2001. On and after April 30, 2001, the FelCor Series A Preferred Shares will be redeemable, in whole or in part, at the option of FelCor, for (i) such number of FelCor Common Shares as are issuable at a conversion rate of
0.7752 FelCor Common Shares for each FelCor Series A Preferred Share, subject to adjustment in certain circumstances, or (ii) cash in an amount equal to the aggregate market value (determined as of the date of the notice of redemption) of such number of FelCor Common Shares as specified by FelCor in the notice of redemption. FelCor may exercise this redemption option only if for 20 trading days within any period of 30 consecutive trading days, including the last trading day of such period, the closing price of the FelCor Common Shares on the NYSE equals or exceeds the Conversion Price (as defined in the Series A Articles Supplementary) per share, subject to adjustment in certain circumstances. If fewer than all of the FelCor Series A Preferred Shares are to be redeemed, the shares shall be selected by lot or pro rata or in some other equitable manner determined by FelCor.


     On the redemption date, FelCor must pay on each share of FelCor Series A Preferred Shares to be redeemed any accrued and unpaid dividends, in arrears, for any dividend period ending on or prior to the redemption date. In the case of a redemption date falling after a dividend payment record date and prior to the related payment date, the holders of the FelCor Series A Preferred Shares at the close of business on such record date will be entitled to receive the dividend payable on such shares on the corresponding dividend payment date, notwithstanding the redemption of such shares prior to such dividend payment date. Except as provided for in the preceding sentence, no payment or allowance will be made for accrued dividends on any FelCor Series A Preferred Shares called for redemption or on the shares of FelCor Common Shares issuable upon such redemption.

     Unless all dividends then required to be paid on the FelCor Series A Preferred Shares and any Parity Stock have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof set apart for payment, the FelCor Series A Preferred Shares may not be redeemed in whole or in part and FelCor may not, except as set forth in the following sentence, redeem, purchase or otherwise acquire for consideration any FelCor Series A Preferred Shares, otherwise than pursuant to a purchase or exchange offer made on the same terms to all holders of FelCor Series A Preferred Shares. Notwithstanding the foregoing limitations, FelCor may, at any time, acquire shares of its capital stock, without regard to rank, for the purpose of preserving its status as a REIT or for purposes of an employee benefit plan of FelCor.

     On and after the date fixed for redemption, provided that FelCor has made available at the office of the registrar and transfer agent a sufficient number of FelCor Common Shares and/or an amount of cash to effect the redemption, dividends will cease to accrue on the FelCor Series A Preferred Shares called for redemption (except that, in the case of a redemption date after a dividend payment record date and prior to the related dividend payment date, holders of FelCor Series A Preferred Shares on the dividend payment record date will be entitled on such dividend payment date to receive the dividend payable on such shares), such shares shall no longer be deemed to be outstanding and all rights of the holders of such FelCor Series A Preferred Shares shall cease, except for the right to receive the FelCor Common Shares and/or any cash payable upon such redemption, without interest from the date of such redemption. At the close of business on the redemption date, each holder of FelCor Series A Preferred Shares (unless FelCor defaults in the delivery of the FelCor Common Shares or cash) will be, without any further action, (i) deemed a holder of the number of FelCor Common Shares for which such FelCor Series A Preferred Shares are redeemable or
(ii) be entitled to receive the cash amount applicable to such shares.

     Fractional FelCor Common Shares are not to be issued upon redemption of the FelCor Series A Preferred Shares, but, in lieu thereof, FelCor will pay a cash adjustment based on the current market price of the FelCor Common Shares on the day prior to the redemption date.

  Liquidation Preference


     The holders of FelCor Series A Preferred Shares are entitled to receive in the event of any liquidation, dissolution or winding up of FelCor, whether voluntary or involuntary, $25.00 per FelCor Series A Preferred Share plus an amount per FelCor Series A Preferred Share equal to all dividends (whether or not earned or declared) accrued and unpaid thereon to the date of final distribution to such holders ("Series A Liquidation Preference"), and no more.



     Until the holders of the FelCor Series A Preferred Shares have been paid the Series A Liquidation Preference in full, no payment will be made to any holder of Junior Stock upon the liquidation, dissolution or winding up of FelCor. If, upon any liquidation, dissolution or winding up of FelCor, the assets of FelCor, or proceeds thereof, distributable among the holders of the FelCor Series A Preferred Shares and any Parity Stock are insufficient to pay in full the Series A Liquidation Preference and the liquidation preference applicable with respect to any such Parity Stock, then such assets, or the proceeds thereof, will be distributed among the holders of FelCor Series A Preferred Shares and any such Parity Stock, ratably, in accordance with the respective amounts which would be payable on such FelCor Series A Preferred Shares and any such Parity Stock if all amounts payable thereon were to be paid in full. Neither a consolidation or merger of FelCor with another corporation, a statutory share exchange by FelCor nor a sale, lease or transfer of all or substantially all of FelCor's assets will be considered a liquidation, dissolution or winding up, voluntary or involuntary, of FelCor.


  Voting Rights

     Except as indicated below, or except as otherwise from time to time required by applicable Maryland law, the holders of FelCor Series A Preferred Shares have no voting rights.

     If six quarterly dividends (whether or not consecutive) payable on the FelCor Series A Preferred Shares, or any Parity Stock, are in arrears, whether or not earned or declared, the number of directors then constituting the FelCor Board will be increased by two and the holders of FelCor Series A Preferred Shares and any such other Parity Stock, voting together as a single class ("Voting Preferred Shares"), will have the right to elect two additional directors to serve on the FelCor Board at an annual meeting of stockholders or a properly called special meeting of the holders of the Voting Preferred Shares and at each subsequent annual meeting of stockholders until all such dividends, together with the dividends for the current quarterly period, on the Voting Preferred Shares have been paid or declared and set aside for payment.

     The approval of two-thirds of the outstanding FelCor Series A Preferred Shares and any Parity Stock similarly affected, voting together as a single class, is required in order to amend the FelCor Charter to affect materially and adversely the rights, preferences or voting power of the holders of the FelCor Series A Preferred Shares and such Parity Stock, or to amend the FelCor Charter to authorize, create or increase the authorized amount of any class of stock having rights senior to the FelCor Series A Preferred Shares and such Parity Stock with respect to the payment of dividends or amounts upon the liquidation, dissolution or winding up of FelCor. However, FelCor may create additional classes of Parity Stock and Junior Stock, increase the authorized number of shares of Parity Stock and Junior Stock and issue additional series of Parity Stock and Junior Stock, all without the consent of any holder of FelCor Series A Preferred Shares.

     Except as required by law, the holders of FelCor Series A Preferred Shares are not entitled to vote on any merger or consolidation involving FelCor or a sale, lease or transfer of all or substantially all of the assets of FelCor. See "-- Conversion Price Adjustments" below.

  Conversion Rights

     FelCor Series A Preferred Shares are convertible, in whole or in part, at any time, at the option of the holders thereof, into FelCor Common Shares at a conversion price of $32.25 per share of FelCor Common Shares (equivalent to a conversion rate of 0.7752 FelCor Common Shares for each FelCor Series A Preferred Share), subject to adjustment as described below ("-- Conversion Price Adjustments"). The right to convert FelCor Series A Preferred Shares called for redemption will terminate at the close of business on such redemption date.

     Holders of FelCor Series A Preferred Shares at the close of business on a dividend payment record date will be entitled to receive the dividend payable on such shares on the corresponding dividend payment date, notwithstanding the conversion of such shares following such dividend payment record date and prior to such dividend payment date. However, FelCor Series A Preferred Shares surrendered for conversion during the period between the close of business on any dividend payment record date and the opening of business on the corresponding dividend payment date (except shares converted after the issuance by FelCor of a notice of redemption providing for a redemption date during such period, which shares will be entitled to such dividend) must be accompanied by payment of an amount equal to the dividend payable on such shares on such dividend payment date. A holder of FelCor Series A Preferred Shares on a dividend payment record date who (or whose transferee) tenders any such shares for conversion into FelCor Common Shares on such dividend payment date will receive the dividend payable by FelCor on such FelCor Series A Preferred Shares on such date, and the converting holder need not include payment of the amount of such dividend upon surrender of FelCor Series A Preferred Shares for conversion. Except as provided above, FelCor will make no payment or allowance for unpaid dividends, whether or not in arrears, on converted shares or for dividends on the FelCor Common Shares issued upon such conversion.

     Fractional FelCor Common Shares are not to be issued upon conversion but, in lieu thereof, FelCor will pay a cash adjustment based on the current market price of the FelCor Common Shares on the day prior to the conversion date.

  Conversion Price Adjustments

     The Conversion Price is subject to adjustment upon certain events, including (i) dividends (and other distributions) payable in FelCor Common Shares, (ii) the issuance to all holders of FelCor Common Shares of certain rights or warrants entitling them to subscribe for or purchase FelCor Common Shares at a price per share less than the fair market value per FelCor Common Share, (iii) subdivisions, combinations and reclassifications of FelCor Common Shares and (iv) distributions to all holders of FelCor Common Shares of evidences of indebtedness of FelCor or assets (including securities, but excluding those dividends, rights, warrants and distributions referred to above for which an adjustment previously has been made and excluding Permitted FelCor Common Stock Cash Distributions (as herein defined), and cash dividends which result in a payment of an equal cash dividend to the holders of the FelCor Series A Preferred Shares). "Permitted FelCor Common Stock Cash Distributions" means cash dividends and distributions paid with respect to the FelCor Common Shares after December 31, 1995 not in excess of the sum of FelCor's cumulative undistributed net earnings at December 31, 1995, plus the cumulative amount of funds from operations, as determined by the FelCor Board on a basis consistent with the financial reporting practices of FelCor, after December 31, 1995, minus the cumulative amount of dividends accrued or paid on the FelCor Series A Preferred Shares or any other class of FelCor Preferred Shares after January 1, 1996. In addition to the foregoing adjustments, FelCor will be permitted to make such reductions in the Conversion Price as it considers to be advisable in order that any event treated for Federal income tax purposes as a dividend of stock or stock rights will not be taxable to the holders of the FelCor Common Shares, or, if that is not possible, to diminish any income taxes that are otherwise payable because of such event.

     In case FelCor shall be a party to any transaction (including without limitation a merger, consolidation, statutory share exchange, tender offer for all or substantially all of the FelCor Common Shares or sale of all or substantially all of FelCor's assets), in each case as a result of which FelCor Common Shares will be converted into the right to receive stock, securities or other property (including cash or any combination thereof), each FelCor Series A Preferred Share, if convertible after the consummation of the transaction, will thereafter be convertible into the kind and amount of shares of stock and other securities and property receivable (including cash or any combination thereof) upon the consummation of such transaction by a holder of that number of shares or fraction thereof of FelCor Common Shares into which one FelCor Series A Preferred Share was convertible immediately prior to such transaction (assuming such holder of FelCor Common Shares failed to exercise any rights of election and received per share the kind and amount received per share by a plurality of non-electing shares). FelCor may not become a party to any such transaction unless the terms thereof are consistent with the foregoing.

     No adjustment of the Conversion Price will be required to be made in any case until cumulative adjustments amount to 1% or more of the Conversion Price. Any adjustments not so required to be made will be carried forward and taken into account in subsequent adjustments.

  Exchange Listing

     The FelCor Series A Preferred Shares are listed on the NYSE under the symbol "FCHpA".

  Transfer Agent

     The transfer agent and registrar for the FelCor Series A Preferred Shares is SunTrust Bank, Atlanta, Georgia.

DESCRIPTION OF FELCOR SERIES B PREFERRED SHARES AND DEPOSITARY SHARES


     The summary of certain terms and provisions of FelCor's 9% Series B Cumulative Redeemable Preferred Stock (the "FelCor Series B Preferred Shares") set forth below does not purport to be complete and is qualified in its entirety by reference to the pertinent sections of the FelCor Charter (including the Articles Supplementary to the Charter setting forth the particular terms of the FelCor Series B Preferred Shares ("Series B Articles Supplementary")), and the FelCor Bylaws.


  General


     In April 1998, the FelCor Board authorized FelCor to classify and issue the FelCor Series B Preferred Shares as part of the authorized FelCor Preferred Shares.



     The FelCor Series B Preferred Shares are represented by depositary shares (the "Depositary Shares"). Each Depositary Share represents a 1/100 fractional interest in a share of FelCor Series B Preferred Shares. The

FelCor Series B Preferred Shares have been deposited with SunTrust Bank Atlanta, Georgia, as Depositary (the "Preferred Stock Depositary"), under a Deposit Agreement (the "Deposit Agreement") among FelCor, the Preferred Stock Depositary and the holders from time to time of the depositary receipts (the "Depositary Receipts") issued by the Preferred Stock Depositary thereunder. The Depositary Receipts evidence the Depositary Shares. Subject to the terms of the Deposit Agreement, each holder of a Depositary Receipt evidencing a Depositary Share is entitled to all the rights and preferences of a 1/100 fractional interest in a share of FelCor Series B Preferred Shares (including dividend, voting, redemption and liquidation rights and preferences).


  Ranking

     The FelCor Series B Preferred Shares rank pari passu with the outstanding FelCor Series A Preferred Shares and senior to the FelCor Common Shares with respect to the payment of dividends and amounts upon liquidation, dissolution or winding up of FelCor.

     While any FelCor Series B Preferred Shares are outstanding, FelCor may not authorize, create or increase the authorized amount of any class or series of stock that ranks senior to the FelCor Series B Preferred Shares with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up without the consent of the holders of two-thirds of the outstanding FelCor Series B Preferred Shares. However, FelCor may create additional classes of stock, increase the authorized number of FelCor Preferred Shares or issue series of FelCor Preferred Shares ranking junior to or on a parity with the FelCor Series B Preferred Shares with respect, in each case, to the payment of dividends and amounts upon liquidation, dissolution and winding up without the consent of any holder of FelCor Series B Preferred Shares. See "-- Voting Rights" below.

  Dividends

     Holders of FelCor Series B Preferred Shares are entitled to receive, when, as and if declared by the FelCor Board, out of funds legally available for payment, cash distributions declared or paid for the corresponding period payable at the rate of 9% of the liquidation preference per annum (equivalent to $2.25 per annum per Depositary Share). Dividends on the FelCor Series B Preferred Shares are payable quarterly in arrears on the last calendar day of January, April, July and October of each year, commencing July 31, 1998 (and, in the case of any accrued but unpaid dividends, at such additional times and for such interim periods, if any, as determined by the FelCor Board). Each such dividend is payable to holders of record as they appear on the stock records of FelCor at the close of business on such record dates, not exceeding 60 days preceding the payment dates thereof, as shall be fixed by the FelCor Board. Dividends will be cumulative, whether or not in any dividend period or periods there shall be funds of FelCor legally available for the payment of such dividends and whether or not such dividends are authorized. Accumulations of dividends on the FelCor Series B Preferred Shares will not bear interest. Dividends payable on the FelCor Series B Preferred Shares will be computed on the basis of a 360-day year consisting of twelve 30-day months.

     Except as provided in the next sentence, no dividend will be declared or paid on any Parity Stock (as herein defined) unless full cumulative dividends have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof is set apart for such payment, on the FelCor Series B Preferred Shares for all prior dividend periods and the then current dividend period. If accrued dividends on the FelCor Series B Preferred Shares and any Parity Stock for all prior dividend periods have not been paid in full, then any dividend declared on the FelCor Series B Preferred Shares and any Parity Stock for any dividend period will be declared ratably in proportion to accrued and unpaid dividends on the FelCor Series B Preferred Shares and such Parity Stock.

     Unless all dividends then required to be paid on the FelCor Series B Preferred Shares and any Parity Stock have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof is set apart for payment, FelCor will not (i) declare, pay or set apart funds for the payment of any dividend or other distribution with respect to any Junior Stock (as herein defined) or (ii) except as set forth in the following sentence, redeem, purchase or otherwise acquire for consideration any Junior Stock (subject to certain exceptions), through a sinking fund or otherwise. Notwithstanding the foregoing limitations, FelCor may, at any time, acquire shares of its capital stock, without regard to rank, for the purpose of preserving its status as a REIT or for purposes of an employee benefit plan of FelCor.

     As used herein, (i) the term "dividend" does not include dividends payable solely in shares of Junior Stock on Junior Stock, or in options, warrants or rights to holders of Junior Stock to subscribe for or purchase any Junior Stock and (ii) the term "Junior Stock" means the FelCor Common Shares, and any other class of capital stock of FelCor now or hereafter issued and outstanding that ranks junior to the FelCor Series B Preferred Shares as to the payment of dividends or amounts upon liquidation, dissolution or winding up of FelCor and
(iii) the term "Parity Stock" means any other class or series of capital stock of FelCor now or hereafter issued and outstanding (including the FelCor Series A Preferred Shares) that ranks equally with the FelCor Series B Preferred Shares as to the payment of dividends and amounts upon liquidation, dissolution or winding up of FelCor.


  Redemption


     FelCor Series B Preferred Shares are not redeemable by FelCor prior to May 7, 2003. On and after May 7, 2003, FelCor at its option upon not less than 30 nor more than 60 days' written notice, may redeem the FelCor Series B Preferred Shares (and the Preferred Stock Depositary will redeem the number of Depositary Shares representing the shares of FelCor Series B Preferred Shares so redeemed upon not less than 30 days' written notice to the holders thereof), in whole or in part, at any time or from time to time, at a redemption price of $2,500.00 per share (equivalent to $25.00 per Depositary Share), plus all accrued and unpaid distributions thereon to the date fixed for redemption (except as provided below), without interest, to the extent FelCor has funds legally available therefor. The redemption price of the FelCor Series B Preferred Shares (other than any portion thereof consisting of accrued and unpaid distributions) may be paid solely from the sale proceeds of other capital stock of FelCor and not from any other source. For purposes of the preceding sentence, "capital stock" means any common stock, preferred stock, depositary shares, interests, participations, or other ownership interests (however designated) and any rights (other than debt securities convertible into or exchangeable for equity securities) or options to purchase any of the foregoing.


     The FelCor Series B Preferred Shares have no stated maturity and will not be subject to any sinking fund or mandatory redemption provisions.


     Unless all dividends then required to be paid on the FelCor Series B Preferred Shares and any Parity Stock have been or contemporaneously are declared and paid, or declared and a sum sufficient for the payment thereof set apart for payment, the FelCor Series B Preferred Shares and any Parity Stock may not be redeemed in whole or in part and FelCor may not, except as set forth in the following sentence, redeem, purchase or otherwise acquire for consideration any shares of FelCor Series B Preferred Shares and any Parity Stock, otherwise than pursuant to a purchase or exchange offer made on the same terms to all holders of FelCor Series B Preferred Shares and any Parity Stock. Notwithstanding the foregoing limitations, FelCor may, at any time, acquire shares of its capital stock, without regard to rank, for the purpose of preserving its status as a REIT or for purposes of an employee benefit plan of FelCor.

  Liquidation Preference

     The holders of FelCor Series B Preferred Shares are entitled to receive in the event of any liquidation, dissolution or winding up of FelCor, whether voluntary or involuntary, $2,500 per share of FelCor Series B Preferred Shares (equivalent to $25 per Depositary Share) plus an amount per share of FelCor Series B Preferred Shares equal to all dividends (whether or not earned or declared) accrued and unpaid thereon to the date of final distribution to such holders ("Series B Liquidation Preference"), and no more.

     Until the holders of the FelCor Series B Preferred Shares have been paid the Series B Liquidation Preference in full, no payment will be made to any holder of Junior Stock upon the liquidation, dissolution or winding up of FelCor. If, upon any liquidation, dissolution or winding up of FelCor, the assets of FelCor, or proceeds thereof, distributable among the holders of FelCor Series B Preferred Shares and any Parity Stock are insufficient to pay in full the Series B Liquidation Preference and the liquidation preference applicable with respect to any such Parity Stock, then such assets, or the proceeds thereof, will be distributed among the holders of FelCor Series B Preferred Shares and any such Parity Stock, ratably, in accordance with the respective amounts which would be payable on FelCor Series B Preferred Shares and any such Parity Stock if all amounts payable thereon were to be paid in full. Neither a consolidation or merger of FelCor with another corporation, a statutory share exchange by FelCor, nor a sale, lease or transfer of all or substantially all of FelCor's assets will be considered a liquidation, dissolution or winding up, voluntary or involuntary, of FelCor.

  Voting Rights

     In any matter in which the FelCor Series B Preferred Shares is entitled to vote (as expressly described herein or as may be required by law), including any action by written consent, each share of FelCor Series B Preferred Shares shall be entitled to 100 votes, each of which 100 votes may be directed separately by the holder thereof (or by any proxy or proxies of such holder). With respect to each share of FelCor Series B Preferred Shares, the holder thereof may designate up to 100 proxies, with each such proxy having the right to vote a whole number of votes (totaling 100 votes per share of FelCor Series B Preferred Shares). As a result, each Depositary Share will be entitled to one vote.

     If six quarterly dividends (whether or not consecutive) payable on the FelCor Series B Preferred Shares, or any Parity Stock, are in arrears, whether or not earned or declared, the number of directors then constituting the FelCor Board will be increased by two and the holders of the Depositary Shares representing the FelCor Series B Preferred Shares and any other Parity Stock, voting together as a single class ("Series B Voting Preferred Shares"), will have the right to elect two additional directors to serve on the FelCor Board at an annual meeting of stockholders or a properly called special meeting of the holders of the Series B Voting Preferred Shares and at each subsequent annual meeting of stockholders until all such dividends, together with the dividends for the current quarterly period, on the Series B Voting Preferred Shares have been paid or declared and set aside for payment.

     The approval of two-thirds of the outstanding Depositary Shares representing the FelCor Series B Preferred Shares and any Parity Stock similarly affected, voting together as a single class, is required in order to (i) amend the FelCor Charter to affect materially and adversely the rights, preferences or voting power of the holders of the FelCor Series B Preferred Shares and such Parity Stock, (ii) enter into a share exchange that affects the FelCor Series B Preferred Shares, consolidate with or merge into another entity, or permit another entity to consolidate with or merge into FelCor, unless in each such case, each share of FelCor Series B Preferred Shares remains outstanding without a material and adverse change to its terms and rights or is converted into or exchanged for a share of preferred stock of the surviving entity having preferences, rights, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption identical to those of a share of FelCor Series B Preferred Shares (except for changes that do not materially and adversely affect the holders of the FelCor Series B Preferred Shares) or (iii) amend the FelCor Charter to authorize, reclassify, create or increase the authorized amount of any class of stock having rights senior to the FelCor Series B Preferred Shares and such Parity Stock with respect to the payment of dividends or amounts upon the liquidation, dissolution or winding up of FelCor. However, FelCor may increase the authorized number of FelCor Preferred Shares and may create additional classes of Parity Stock and Junior Stock, increase the authorized number of shares of Parity Stock and Junior Stock and issue additional series of Parity Stock and Junior Stock, all without the consent of any holder of FelCor Series B Preferred Shares.

  Conversion Rights

     FelCor Series B Preferred Shares are not convertible into or exchangeable for any other property or securities of FelCor.

  Exchange Listing

     The FelCor Series B Preferred Shares are listed on the NYSE under the symbol "FCHpB".

  Transfer Agent

     The transfer agent and registrar for the Depositary Shares is SunTrust Bank, Atlanta, Georgia.

CERTAIN CHARTER AND BYLAW PROVISIONS

  Restrictions on Ownership and Transfer

     For FelCor to qualify as a REIT under the Code, it must meet certain requirements concerning the ownership of its outstanding stock. Specifically, not more than 50% in value of FelCor's outstanding stock may be owned, actually and constructively under the applicable attribution provisions of the Code, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (the "5/50 Rule"), and FelCor must be beneficially owned by 100 or more persons during at least 335 days of a taxable year or during a proportionate part of a shorter taxable year. See "Certain Federal Income Tax Considerations -- Qualification and Operation of FelCor as a REIT; Ownership and Disposition of FelCor Common Shares." For the purpose of preserving FelCor's REIT qualification, the FelCor Charter contains certain provisions that restrict the ownership and transfer of FelCor's capital stock under certain circumstances (the "Ownership Limitation Provisions").


     The "Ownership Limitation Provisions" provide that, subject to certain exceptions specified in the FelCor Charter, no person may own, or be deemed to own by virtue of the applicable attribution provisions of the Code, more than 9.9% of the outstanding shares of any class of FelCor's capital stock (the "Ownership Limit"). The FelCor Board may, but in no event will be required to, waive the Ownership Limit if it determines that such ownership will not jeopardize FelCor's status as a REIT. As a condition of such waiver, the FelCor Board may require opinions of counsel satisfactory to it and/or undertakings or representations from the applicant with respect to preserving the REIT status of FelCor. The FelCor Board has waived the Ownership Limit, subject to certain conditions, to permit Franklin Resources, Inc. to own, directly or constructively, up to 50% of the FelCor Series A Preferred Shares and up to 20% of the FelCor Common Shares. In addition, the FelCor Board has waived the Ownership Limit, subject to certain conditions, to permit each of the Holdings Entities, as a group, and the Holiday Entities, as a group, initially to own, directly or constructively, up to 15% of the FelCor Common Shares following the Merger. In determining that it is appropriate to provide such waivers of the Ownership Limit, the FelCor Board has consulted with counsel, has obtained or will obtain appropriate undertakings or representations and has imposed or will impose appropriate conditions with respect to such waivers to assure that the 5/50 Rule will not be violated. The Ownership Limitation Provisions will not apply if the FelCor Board and the holders of 66 2/3% of the outstanding shares of capital stock entitled to vote on such matter determine that it is no longer in the best interests of FelCor to attempt to qualify, or to continue to qualify, as a REIT.


     Any purported transfer of capital stock of FelCor and any other event that would otherwise result in any person or entity violating the Ownership Limit will be void and of no force or effect as to that number of shares in excess of the Ownership Limit, and the purported transferee ("Prohibited Transferee") shall acquire no right or interest (or, in the case of any event other than a purported transfer, the person or entity ("Prohibited Owner") holding record title to any such shares in excess of the Ownership Limit ("Excess Shares") shall cease to own any right or interest) in such Excess Shares. In addition, if any purported transfer of capital stock of FelCor or any other event otherwise would cause FelCor to become "closely held" under the Code or otherwise fail to qualify as a REIT under the Code (other than as a result of a violation of the requirement that a REIT have at least 100 stockholders), then any such purported transfer will be void and of no force or effect as to that number of shares in excess of the number that could have been transferred without such result, and the Prohibited Transferee shall acquire no right or interest (or, in the case of any event other than a transfer, the Prohibited Owner shall cease to own any right or interest) in such Excess Shares. Also, if any purported transfer of capital stock of FelCor or any other event would otherwise cause FelCor to violate the 5/50 Rule or to own, or be deemed to own by virtue of the applicable attribution provisions of the Code, 10% or more of the ownership interests in DJONT or the subsidiaries of BHR that will lease the Bristol Hotels or in any sublessee, then any such purported transfer will be void and of no force or effect as to that number of shares in excess of the number that could have been transferred without such result, and the Prohibited Transferee shall acquire no right or interest (or, in the case of any event other than a transfer, the Prohibited Owner shall cease to own any right or interest) in such Excess Shares.

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

     Any such Excess Shares will be transferred automatically, by operation of law, to a trust, the beneficiary of which will be a qualified charitable organization selected by FelCor (the "Beneficiary"). The trustee of the trust who shall be designated by FelCor and be unaffiliated with FelCor and any Prohibited Owner, will be empowered to sell such Excess Shares to a qualified person or entity and distribute to a Prohibited Transferee an amount equal to the lesser of the price paid by the Prohibited Transferee for such Excess Shares or the sales proceeds received by the trust for such Excess Shares. In the case of any Excess Shares resulting from any event other than a transfer, or from a transfer for no consideration, the trustee will be empowered to sell such Excess Shares to a qualified person or entity and distribute to the Prohibited Owner an amount equal to the lesser of the fair market value of such Excess Shares on the date of such event or the sales proceeds received by the trust for such Excess Shares. Prior to a sale of any such aggregate fractional shares by the trust, the trustee will be entitled to receive, in trust for the benefit of the Beneficiary, all dividends and other distributions paid by FelCor with respect to such Excess Shares, and also will be entitled to exercise all voting rights with respect to such Excess Shares.

     Any purported transfer of capital stock of FelCor that would otherwise cause FelCor to be beneficially owned by fewer than 100 persons will be null and void in its entirety, and the intended transferee will acquire no rights in such stock.

     All certificates representing shares of capital stock will bear a legend referring to the restrictions described above.

     Every owner of more than 5% (or such lower percentage as may be required by the Code or Treasury Regulations) of the outstanding shares of capital stock of FelCor must file a written notice with FelCor containing the information specified in the FelCor Charter no later than January 30 of each year. In addition, each stockholder shall upon demand be required to disclose to FelCor in writing such information as FelCor may request in order to determine the effect, if any, of such stockholder's actual and constructive ownership on FelCor's status as a REIT and to ensure compliance with the Ownership Limit.

     The Ownership Limitation Provisions may have the effect of precluding an acquisition of control of FelCor without approval of the FelCor Board.

  Operations

     FelCor generally is prohibited from engaging in certain activities, including acquiring or holding property or engaging in any activity that would cause FelCor to fail to qualify as a REIT.

  Other Provisions

     See "-- Comparison of Rights of Stockholders" for a discussion of certain provisions in the FelCor Charter and FelCor Bylaws regarding directors and officers.

MARYLAND ANTI-TAKEOVER STATUTES

     Under the Maryland General Corporation Law (the "Maryland Law"), certain "business combinations" (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and (i) any person who beneficially owns 10% or more of the voting power of the corporation's shares,
(ii) an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation (an "Interested Stockholder"), or (iii) an affiliate thereof are prohibited for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder. Thereafter, any "business combination" must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by holders of outstanding voting shares of the corporation and (b) two-thirds of the votes entitled to be cast by holders of outstanding voting shares of the corporation other than shares held by the Interested Stockholder with whom the business combination is to be effected, unless, among other conditions, the corporation's stockholders receive a minimum price (as defined under the Maryland Law) for

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

their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares. These provisions of the Maryland Law do not apply, however, to business combinations that are (i) with respect to specifically identified or unidentified existing or future Interested Stockholders, approved or exempted by the board of directors of the corporation prior to the time that the Interested Stockholder becomes an Interested Stockholder, or (ii) if the original articles of incorporation of the corporation contain a provision expressly electing not to be governed by Section 3-602 of the Maryland Law or the stockholders of the corporation adopt a charter amendment by a vote of at least 80% of the votes entitled to be cast by outstanding shares of voting stock of the corporation, voting together in a single group, and two-thirds of the votes entitled to be cast by persons (if any) who are not Interested Stockholders. The FelCor Charter has exempted from these provisions of Maryland law, any business combination involving Mr. Feldman or Mr. Corcoran or any present or future affiliates, associates or other persons acting in concert or as a group with Mr. Feldman or Mr. Corcoran.

     Sections 3-701 et seq. of the Maryland Law (the "Control Share Statute") provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiring person, or by officers or directors who are employees of the corporation. "Control shares" are voting shares of stock which, if aggregated with all other shares of stock previously acquired by that person or in respect of which the acquiring person is able to exercise or direct the exercise of voting power, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions. Voting rights will not be denied to "control shares" if the acquisition of such shares, as to specifically identified or unidentified future or existing stockholders or their affiliates, has been approved in the charter or bylaws of the corporation prior to the acquisition of such shares.

     A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders' meeting.

     If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiring person becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of the appraisal rights may not be less than the highest price per share paid by the acquiring person in the control share acquisition. Certain limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of a control share acquisition.

     The Maryland Control Share Statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions approved or exempted by a corporation's articles of incorporation or bylaws.

     The FelCor Charter and FelCor Bylaws contain a provision exempting any and all acquisitions of FelCor's shares of capital stock from the Control Share Statute. There can be no assurance that this provision will not be amended or eliminated in the future. If the foregoing exemption in the bylaws is rescinded, the control share acquisition statute could have the effect of discouraging offers to acquire FelCor and of increasing the difficulty of consummating any such offer.

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

COMPARISON OF RIGHTS OF STOCKHOLDERS

     FelCor is organized as a corporation under the laws of the State of Maryland, and Bristol is organized as a corporation under the laws of the State of Delaware. FelCor is governed by the Maryland Law and by its Articles of Amendment and Restatement, as amended and supplemented (the "FelCor Charter"), and Bylaws (the "FelCor Bylaws"). Bristol is governed by the Delaware General Corporation Law (the "Delaware Law"), and by its Fourth Amended and Restated Certificate of Incorporation (the "Bristol Charter") and Amended and Restated Bylaws (the "Bristol Bylaws").

     The following comparison of the Maryland Law, the FelCor Charter and the FelCor Bylaws, on the one hand, and the Delaware Law, the Bristol Charter and the Bristol Bylaws, on the other hand, is not intended to be complete and is qualified in its entirety by reference to the FelCor Charter and FelCor Bylaws, and the Bristol Charter and the Bylaws. Copies of the FelCor Charter and FelCor Bylaws are available for inspection at the principal executive offices of FelCor and copies will be sent upon request. Copies of the Bristol Charter and Bristol Bylaws are available for inspection at the principal executive offices of Bristol and copies will be sent upon request.

     Although it is impractical to note all of the differences between the Maryland Law and Delaware Law, the most significant differences, in the judgment of the management of FelCor, are summarized below. The summary is not intended to be complete and reference should be made to the Maryland Law and Delaware Law. Since this summary may not contain all the information that is important to you, we encourage you to read carefully all the documents we refer to in this discussion.

  Directors

     The Maryland Law permits a classified board of directors. Under the FelCor Charter and FelCor Bylaws, the number of directors of FelCor may not be less than three. The FelCor Charter currently provides that the FelCor Board of Directors will consist of not fewer than three nor more than nine directors unless otherwise determined by a resolution of 80% of the Board. The FelCor Board has taken the action necessary to increase the maximum number of directors to 10. The FelCor Charter provides for a staggered Board consisting of three classes as nearly equal in size as practicable. Assuming consummation of the Merger, one class will hold office initially for a term expiring at the annual meeting of stockholders to be held in 1999, another class will hold office initially for a term expiring at the annual meeting of stockholders to be held in 2000 and another class will hold office initially for a term expiring at the annual meeting of stockholders to be held in 2001. As the term of each class expires, directors in that class will be elected for a term of three years and until their successors are duly elected and qualify.

     The classification of directors has the effect of making it more difficult for stockholders to change the composition of the FelCor Board. FelCor believes, however, that the longer time required to elect a majority of the FelCor Board will help to ensure continuity and stability of FelCor's management and policies. The classification provisions could also have the effect of discouraging a third party from accumulating large blocks of FelCor's stock or attempting to obtain control of FelCor, even though such an attempt might be beneficial to FelCor and its stockholders. Accordingly, stockholders could be deprived of certain opportunities to sell their FelCor Common Shares at a higher price than might otherwise be the case.

     At all times a majority of the directors of FelCor shall be Independent Directors, as defined by the FelCor Charter, except that upon the death, removal or resignation of an Independent Director, such requirement shall not be applicable for 60 days. As of December 31, 1997, there were seven directors, four of whom were Independent Directors. The FelCor Charter provides that, subject to any rights of holders of FelCor Preferred Shares, and unless the FelCor Board otherwise determines, any vacancies will be filled by the affirmative vote of a majority of the remaining directors, though such directors may constitute less than a quorum. Any director so elected may qualify as an Independent Director only if he has received the affirmative vote of at least a majority of the remaining Independent Directors, if any. Accordingly, the FelCor Board could temporarily prevent any holder of FelCor Common Shares from enlarging the FelCor Board and filling the new directorships with such stockholder's own nominees. Any director so elected shall serve for the unexpired term of the class to which he is elected.

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

     Holders of FelCor Common Shares have no right to cumulative voting for the elections of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of outstanding FelCor Common Shares will be able to elect all of the successors of the class of directors whose term expires at that meeting. Any vacancy on the FelCor Board will be filled, at any regular meeting or at any special meeting called for that purpose, by a majority of the remaining directors, even though such directors may constitute less than a quorum, except that a vacancy resulting from an increase in the number of directors will be filled by an affirmative vote of a majority of the entire board of directors.

     The Delaware Law permits the certificate of incorporation or the bylaws of a corporation to establish the number and qualifications of directors. If the certificate of incorporation or bylaws contain provisions fixing the number of directors, such number may not be changed without amending the certificate of incorporation or bylaws, as applicable.

     The Bristol Charter provides for a minimum of three and a maximum of 15 directors, which number is determined by (i) a majority of the entire Board or
(ii) the holders of at least 80% of Bristol's voting shares, voting together as a single class. There are currently nine directors serving on the Bristol Board. Each director is elected to serve until his successor is elected and qualified.

     Pursuant to the Bristol Bylaws, persons may be nominated for election as directors of Bristol at the annual stockholders' meeting only (i) by the Board or (ii) by any stockholder who delivers a notice to the principal executive offices of Bristol not less than 60 calendar days prior to the annual stockholders' meeting or, if public notice of such meeting has not been made more than 75 calendar days prior to the date of the annual stockholders' meeting, within ten calendar days following the day on which public announcement is first made of the date of the annual stockholders' meeting.

     These provisions of the Bristol Charter and Bristol Bylaws relating to the number and term of office of directors and the advance notice of stockholder nominations may discourage or make more difficult the acquisition of control of Bristol by means of a tender offer, open market purchase, proxy contest or other transaction not supported by the Bristol Board.

  Removal of Directors; Vacancies on the Board of Directors

     Under the Maryland Law, if the directors have been divided into classes, unless the corporation's charter provides otherwise, the stockholders of a corporation may remove any director, with cause, by the affirmative vote of a majority of all the votes entitled to be cast for the election of directors except an increase in the number of directors for which the vote of a majority of the entire board of directors is required.

     The Maryland Law permits the stockholders or the directors of a Maryland corporation to fill vacancies in its Board of Directors. Under the Maryland Law, stockholders may elect a successor to fill a vacancy on the Board of Directors which results from the removal of a director. Otherwise, a majority of the remaining directors, whether or not a quorum, may fill a vacancy on the board of directors which results from any cause.

     A director may be removed with cause by the vote of the holders of a majority of the outstanding shares of FelCor Common Shares at a special meeting of the stockholders called for the purpose of removing him. Additionally, the FelCor Charter and the Maryland Law provide that if stockholders of any class of capital stock of FelCor are entitled separately to elect one or more directors, such directors may not be removed except by the affirmative vote of a majority of all of the shares of such class or series entitled to vote for such directors. This provision, when coupled with the provision in the FelCor Bylaws authorizing the FelCor Board to fill vacant directorships, could preclude stockholders from removing incumbent directors except upon an affirmative vote of the stockholders electing such director and from filling the vacancies created by such removal with their own nominees.

     Under the Delaware Law, directors generally may be removed, with or without cause, by the holders of a majority of shares entitled to vote at an election of directors. The Bristol Bylaws, however, permit a director to be removed from office (a) with or without cause by the vote of a majority of the whole Bristol Board and (b) by the stockholders only for cause and only if the holders of at least 80% of the outstanding voting shares, voting together as a single class, have voted for such removal.

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

     As permitted under the Delaware Law, the Bristol Bylaws provide that vacancies and newly created directorships resulting from an increase in the authorized number of directors may be filled only by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum of the Bristol Board, or by a sole remaining director. Any director elected in accordance with the preceding sentence will hold office until such director's successor is elected and qualified. No decrease in the number of directors constituting the Bristol Board may shorten the term of an incumbent director.

     Additionally, if, at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole Bristol Board (as constituted immediately prior to such increase), the Delaware Court of Chancery may, if requested by stockholders holding at least 10% of the total number of outstanding voting shares, require that an election be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office.

  Limitation on Personal Liability of Directors

     The FelCor Charter limits the monetary liability of FelCor's directors and officers to FelCor and its stockholders to the fullest extent permitted from time to time by Maryland statutory or decisional law as amended or interpreted. The Maryland Law presently permits the liability of directors and officers to a corporation or its stockholders for money damages to be limited, except (i) to the extent that it is proved that the director or officer actually received an improper benefit or profit, or (ii) if a judgment or other final adjudication is entered in a proceeding based on a finding that the director's or officer's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. This provision does not limit the ability of FelCor or its stockholders to obtain other relief, such as an injunction or rescission.

     Delaware corporations are permitted to adopt charter provisions limiting, or even eliminating, the liability of a director of a corporation and its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such liability does not arise from certain proscribed conduct, including breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law or liability to the corporation based on unlawful dividends or distributions or improper personal benefit.

     Under the Bristol Charter, Bristol directors are indemnified to the full extent of the Delaware Law for acts or omissions in the performance of their duties as Bristol directors.

  Indemnification of Officers and Directors and Advancement of Expenses

     The Maryland Law presently permits a corporation to indemnify its directors, officers, employees and agents against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service to the corporation, unless it is established that (i) the act or omission of the indemnified party was material to the matter giving rise to the proceeding, and was committed in bad faith or was the result of active and deliberate dishonesty; or (ii) the indemnified party actually received an improper personal benefit in money, property or services; or (iii) in the case of any criminal proceeding, the indemnified party had reasonable cause to believe that the act or omission was unlawful. Unless limited by the charter, indemnification is mandatory if the indemnified party has been successful on the merits or otherwise in the defense of any proceeding unless such indemnification is not otherwise permitted as provided in the preceding sentence. In addition to the foregoing, a court of competent jurisdiction, under certain circumstances, may order indemnification if it determines that the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances. A director may not be indemnified if the proceeding was an action by or in the right of the corporation and the director was adjudged to be liable, or the proceeding involved a determination that the director received an improper personal benefit.

     The FelCor Charter and FelCor Bylaws require FelCor to indemnify its directors, officers, employees and agents to the fullest extent permitted from time to time by the Maryland Law.

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

     Delaware and Maryland have similar provisions regarding indemnification by a corporation of its officers, directors, employees and agents. However, the Delaware Law permits a court to allow indemnification where the person seeking indemnification has been found liable to the corporation, whereas the Maryland Law does not permit indemnification, other than fees and expenses, in that circumstance. Under the Delaware Law, a corporation may indemnify any person who is or was a director, officer, employee or agent of the corporation or who is or was acting at the request of the corporation in a similar capacity against his reasonable expenses (including attorneys' fees), judgments, fines and amounts paid in settlement of any judicial or administrative proceeding. Such indemnification is limited to situations in which such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Under the Delaware Law, no indemnification may be made in respect of any claim in which such person has been found liable to the corporation unless and only to the extent that the Delaware court in which such action was brought determines that such person is fairly and reasonably entitled to be indemnified for his expenses only. Unless limited by a corporation's charter, a Delaware corporation must indemnify any such person for his reasonable expenses in connection with his successful defense of any proceeding subject to the Delaware Law's indemnification provisions.

     Delaware and Maryland law differ in their provisions for advancement of expenses incurred by an officer or director in defending a civil or criminal action, suit or proceeding. Both give the corporation discretion to advance expenses incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding prior to the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined that he is not entitled to be indemnified by the corporation. However, the Maryland Law does not require security for the undertaking to repay or verification of financial ability to repay, which would be required by the Delaware Law.

     The Bristol Charter and the Bristol Bylaws require Bristol to indemnify its officers and directors in the manner described above and to advance expenses incurred by such officers and directors to the full extent permitted by the Delaware Law.


     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors and officers of FelCor or Bristol pursuant to the foregoing provisions or otherwise, FelCor and Bristol have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.


  Stockholder Inspection

     Any stockholders of a Maryland corporation who (individually or in the aggregate) own five percent of the outstanding stock of any class and have been stockholders for at least six months are entitled to inspect and copy (among other things) the corporation's stock ledger, and if the corporation does not maintain its stockholders list at its principal place of business, to request in writing a list of stockholders. Upon such request, the corporation has 20 days to provide such a list. The Delaware Law permits any stockholder to inspect the stockholder list of the corporation for certain permitted purposes. Bristol stockholders also have a right to examine a list of stockholders of the corporation for a period of ten calendar days prior to any stockholders' meeting and during such meeting for any proper purpose.

  Action by Written Consent

     The Maryland Law and FelCor Bylaws provide that actions may be taken without a stockholders' meeting but only by unanimous written consent. Because of the number of FelCor stockholders, it is unlikely that any such unanimous written consent could be obtained.

     Under the Delaware Law, unless otherwise provided in the certificate or articles of incorporation, stockholders may take action without a meeting, without prior notice and without a vote, upon the written consent of stockholders having not less than the minimum number of votes that would be necessary to

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

authorize the proposed action at a meeting at which all shares entitled to vote were present and voted. The Bristol Charter does not permit action to be taken by stockholders by written consent.

     These provisions both deter hostile takeovers because a holder or group of holders controlling a majority of voting shares would not be able to take actions outside of a stockholders' meeting.

  Special Meetings

     Under the Maryland Law, a special meeting of stockholders may be called by the President, the Board of Directors or any other person specified in the corporation's charter or bylaws. Additionally, the Chairman, Chief Executive Officer, or President may, and the Secretary shall, at the request of a majority of the Board or a majority of the Independent Directors call a special meeting under the FelCor Bylaws. In order for FelCor stockholders to call special meetings, the FelCor Bylaws require the written request of stockholders owning not less than 10% of the shares of the entire capital stock issued, outstanding and entitled to vote. Such provisions do not, however, affect the ability of stockholders to submit a proposal to the vote of all stockholders of FelCor in accordance with the FelCor Bylaws, which provide for the additional notice requirements for stockholder nominations and proposals at the annual meetings of stockholders as described herein.

     The Bristol Bylaws provide that special meetings of the stockholders may only be called by (i) the Chairman or a Vice Chairman of Bristol and (ii) the Secretary of Bristol within ten calendar days after receipt of the written request of a majority of the whole Bristol Board. Written notice of every meeting of stockholders, stating the place, date and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, must be given not less than ten nor more than 60 calendar days before the date of the meeting to each stockholder entitled to vote at such meeting. The business permitted to be conducted at any special meeting is limited to that brought before the meeting by Bristol's Chairman or Vice Chairman or a majority of the total number of directors of Bristol. The Bristol Board, the Chairman or a Vice Chairman of Bristol may postpone and reschedule any previously scheduled annual or special stockholders' meeting.

     Upon the written request of the holders of not less than a majority of Bristol's voting stock, the Bristol Board must (i) call a meeting of stockholders for any lawful purpose, other than the election of directors and
(ii) fix a record date within 60 calendar days after such notice for the determination of stockholders entitled to notice of and to vote at such meeting. No separate special meeting of stockholders as so requested will be required to be convened if the Bristol Board calls an annual or special meeting of stockholders to be held not later than 90 calendar days after receipt of any such written request, and the purposes of such annual or special meeting includes those specified in such written request of the stockholders.

     The effect of this provision, together with the provisions of the Bristol Charter that do not permit stockholder action by written consent, is to prevent or make it more difficult for Bristol stockholders to take stockholder actions other than at an annual stockholders' meeting.

  Cumulative Voting

     Under both the Delaware Law and the Maryland Law, cumulative voting of stock applies only when so provided in the certificate or articles of incorporation. Neither the FelCor Charter nor the Bristol Charter provide for cumulative voting.

  Distributions

     Unless prohibited by a corporation's charter, the Maryland Law permits a corporation to make a distribution, including the payment of dividends, unless the corporation would not be able to pay its debts in the ordinary course as they become due or the corporation's total assets would be less than the sum of the corporation's total liabilities plus, unless the charter permits otherwise, the amount that would be needed, if the corporation were to be dissolved at the time of such dividends, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights on dissolution are superior to those receiving the dividends. Subject to the foregoing restrictions, holders of FelCor Common Shares are entitled to distributions

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

if, as and when declared by the FelCor Board. Current distributions are $0.55 per share per quarter. Future distributions are at the discretion of the FelCor Board.

     Under the Delaware Law, unless otherwise provided in the certificate of incorporation, a corporation may declare and pay dividends, out of surplus, or if no surplus exists, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year, provided that the amount of capital of the corporation following the declaration and payment of the dividends is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. Surplus is defined by the Delaware Law to be the excess of the net assets of the corporation over the amount determined as its capital. In addition, the Delaware Law provides that a corporation may redeem or repurchase its shares only out of surplus.

  Amendment or Repeal of the Certificate of Incorporation and Bylaws

     Under the Maryland Law, the affirmative vote of at least two-thirds of the votes entitled to be cast is required to amend a Maryland corporation's charter, provided that a Maryland corporation may require in its charter a greater or lesser proportion of the votes cast to approve a charter amendment as long as the vote is not less than a majority of the votes entitled to be cast. Under the Maryland Law, the power to amend a Maryland corporation's bylaws is vested in the corporation's stockholders, except to the extent the corporation's charter or bylaws vest it in the Board of Directors.

     Subject to the rights of any FelCor Preferred Shares outstanding from time to time (including the rights of the FelCor Series A Preferred Shares), the FelCor Charter may be amended by the affirmative vote of the holders of a majority of the outstanding FelCor Common Shares entitled to vote on the matter after the directors have adopted a resolution proposing the amendment and submitted the resolution to the stockholders at either an annual or special meeting, with the stockholders voting as a class with one vote per share; provided, that the FelCor Charter provision providing for the classification of the FelCor Board into three classes may not be amended, altered, changed or repealed without the affirmative vote of at least 80% of the members of the FelCor Board and the affirmative vote of holders of 75% of the outstanding shares of capital stock entitled to vote generally in the election of directors voting as a class. The Ownership Limitation Provisions may not be amended, altered, changed or repealed without the affirmative vote of a majority of the members of the FelCor Board and adopted by an affirmative vote of the holders of not less than 66 2/3% of the outstanding shares of capital stock of FelCor entitled to vote generally in the election of directors, voting together as a class.

     The FelCor Charter provides that the FelCor Board may amend, alter, change or repeal the Bylaws.

     Under Delaware law, the approval of the Bristol Board, in addition to stockholder approval, is required to adopt any amendment to the Bristol Charter. The Bristol Bylaws may be amended either by action of Bristol stockholders or, if the Bristol Charter or Bristol Bylaws so permit, by action of the Bristol Board. Pursuant to the Bristol Charter and the Bristol Bylaws, the provisions relating to (i) the calling of stockholders' meetings, (ii) the nomination procedures for directors, (iii) the number and term of office of directors, (iv) the removal of directors, (v) the filling of director vacancies, and (vi) the restriction on the taking of stockholder action by written consent may not be amended or repealed by the stockholders, nor may any provision inconsistent therewith be adopted by the stockholders, unless approved by the holders of at least 80% of Bristol's voting shares, voting together as a single class. If any such action (other than with respect to the requirement that stockholder action be taken at a meeting of stockholders rather than by written consent in lieu of a meeting) is approved by the holders of a majority, but less than 80%, of the then-outstanding voting shares (in addition to any other approvals required by law, including approval by the Bristol Board with respect to any amendment to the Bristol Charter), such action will be effective as of 15 months from the date of adoption. The Bristol Bylaws which relate to the right of stockholders to cause special meetings of stockholders to be called and to the composition of certain directorate committees may not be amended by the Board without stockholder approval.

  Advance Notice of Director Nominations and New Business

     The FelCor Bylaws provide that (i) with respect to an annual meeting of stockholders, nominations of persons for election to the FelCor Board and the proposal of business to be considered by stockholders may be made only (a) pursuant to FelCor's notice of the meeting, (b) by the FelCor Board, or (c) by a stockholder who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in the FelCor Bylaws, and (ii) with respect to special meetings of stockholders, only the business specified in FelCor's notice of meeting may be brought before the meeting of stockholders, or provided that the FelCor Board has determined that directors shall be elected at such meeting, nominations of persons for election to the FelCor Board may be brought by a stockholder who is entitled to vote at the meeting and has complied with the advance notice provisions set forth in the FelCor Bylaws.

     The Bristol Bylaws allow a stockholder to nominate persons for election as directors if the stockholder is of record at the time of giving notice, entitled to vote for the election of directors at such meeting and complies with the advance notice procedures more fully set forth in the Bristol Bylaws.

  Restrictions on Business Combinations/Corporate Control

     Both the Delaware Law and the Maryland Law contain provisions restricting the ability of a corporation to engage in business combinations with an interested stockholder.

     Under the Delaware Law, a corporation is not permitted to engage in a business combination with any interested stockholder for a three-year period following the time such stockholder became an interested stockholder, unless (i) approved by the board of directors and holders of at least two-thirds of the outstanding voting shares (other than shares controlled by the interested stockholder), (ii) the board of directors approved the acquisition of voting shares pursuant to which such person became an interested stockholder, or (iii) an exemption is available. The Delaware Law defines an interested stockholder, generally, as a person who owns 15% or more of the outstanding shares of such corporation's voting stock.

     For provisions of the Maryland Law, see "-- Maryland Anti-Takeover
Statutes."

  Stockholder Vote for Mergers


     Except with respect to certain mergers with subsidiary corporations, both the Delaware Law and the Maryland Law generally require the affirmative vote of the outstanding shares of the constituent corporations in a merger. The Delaware Law requires a majority vote, and, unless the charter provides otherwise, the Maryland Law requires a two-thirds vote. The FelCor Charter contains a provision reducing the proportion of votes required to approve a merger to a majority of all votes entitled to be cast on the matter. Neither the Delaware Law nor the Maryland Law require a stockholder vote of the surviving corporation in a merger if (a) the merger agreement does not amend the existing certificate or articles of incorporation, (b) the merger agreement does not reclassify or change its stock, and (c) the number of shares to be issued by the surviving corporation in a merger does not exceed 20% (Delaware Law) or 15% (Maryland Law) of the shares outstanding immediately prior to such issuance.


  Dissenters' Rights in Mergers

     Both the Delaware Law and the Maryland Law provide that stockholders have the right, in some circumstances, to dissent from certain corporate reorganizations and to instead demand payment of the fair cash value of their shares. Unless a corporation's certificate or articles of incorporation provides otherwise, neither the Delaware Law nor the Maryland Law provides for presently applicable dissenters' rights of appraisal. In the case of the Delaware Law, dissenters' rights of appraisal do not apply to a merger or consolidation by a corporation, the shares of which are either listed on a national securities exchange or widely-held (by more than 2,000 stockholders), if such stockholders receive shares of the surviving corporation or of such a listed or widely-held corporation. Dissenters' rights are not available under the Maryland Law for shares registered on a national securities exchange on the record date for the meeting at which the transaction is considered by the stockholders. Additionally, the Delaware Law does not provide for

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

such dissenters' rights of appraisal with respect to a sale-of-assets reorganization. Like the Delaware Law, the Maryland Law generally does not provide for dissenters' rights if no vote of the stockholders of the surviving corporation is required in a merger.


                       FEDERAL INCOME TAX CONSIDERATIONS



     The following is a summary of the material United States federal income tax consequences of the Merger and related transactions to FelCor, Bristol and their respective stockholders as well as certain other tax considerations for U.S. holders of FelCor Common Shares. The following discussion is based upon current provisions of the Code, existing temporary and final regulations thereunder and current administrative rulings and court decisions. No assurance can be given that future legislative, judicial or administrative actions or decisions, which may be retroactive in effect, will not affect the accuracy of any statements in this Joint Proxy Statement/Prospectus with respect to the transactions entered into or contemplated prior to the effective date of such changes. No attempt has been made to comment on all United States federal income tax consequences of the Merger and related transactions that may be relevant to U.S. stockholders of FelCor and Bristol. The tax discussion set forth below is included for general information only and should not be construed to be legal or tax advice to a particular stockholder of FelCor or Bristol. Jenkens & Gilchrist, a Professional Corporation ("Jenkens & Gilchrist"), counsel for FelCor, and Jones, Day, Reavis & Pogue ("Jones Day"), counsel for Bristol, have reviewed the summary below in "The Merger, the Spin-Off and the Post-Merger E&P Dividend" and are of the opinion that such summary fairly summarizes the United States federal income tax consequences of the transactions referred to therein that are likely to be material to U.S. stockholders of FelCor or Bristol. Hunton & Williams, special tax counsel for FelCor, has reviewed the summary set forth below in "Qualification and Operation of FelCor as a REIT; Ownership and Disposition of FelCor Common Shares" and is of the opinion that such summary fairly summarizes the federal income tax consequences that are likely to be material to FelCor or Bristol stockholders. Each of the opinions discussed herein have been filed as exhibits to the Registration Statement. These opinions are based on various assumptions and subject to certain limitations, including assumptions regarding the accuracy of certain factual representations made by FelCor, Bristol or BHR and the parties to the Merger Agreement taking certain actions contemplated by, and otherwise satisfying, their obligations under the Merger Agreement and are not binding on the IRS or any court. No assurance can be given that the IRS will not challenge part or all of these opinions or that a challenge would not be successful.


     THE FOLLOWING DISCUSSION MAY NOT APPLY TO PARTICULAR CATEGORIES OF FELCOR OR BRISTOL STOCKHOLDERS SUBJECT TO SPECIAL TREATMENT UNDER THE CODE, SUCH AS INSURANCE COMPANIES, FINANCIAL INSTITUTIONS, BROKER-DEALERS, TAX-EXEMPT ORGANIZATIONS (EXCEPT AS PROVIDED BELOW), NON-U.S. STOCKHOLDERS (EXCEPT AS PROVIDED BELOW) AND HOLDERS WHOSE SHARES WERE ACQUIRED PURSUANT TO THE EXERCISE OF EMPLOYEE STOCK OPTIONS OR OTHERWISE AS COMPENSATION. STOCKHOLDERS OF FELCOR AND BRISTOL ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE TRANSACTIONS AND MATTERS REFERRED TO HEREIN, INCLUDING THE STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF THE TRANSACTIONS AND MATTERS REFERRED TO HEREIN, AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

THE MERGER, THE SPIN-OFF AND THE POST-MERGER E&P DIVIDEND

  Tax Consequences of the Merger


     Jenkens & Gilchrist has delivered an opinion to FelCor to the effect that, based upon representations, assumptions and conditions substantially in the form set forth in Exhibit D to the Merger Agreement, the Merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. Jones Day has delivered an opinion to Bristol to the effect that, based upon representations, assumptions and conditions substantially in the form set forth in Exhibit D to the Merger Agreement, the Merger will be treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code.

     Assuming, consistent with the above-described opinions, the Merger is treated for United States federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and, consistent with the opinion described below, the Spin-Off is treated as a taxable dividend of Bristol's earnings and profits to the stockholders of Bristol the following United States federal income tax consequences generally will occur:


          (i) Neither FelCor nor Bristol will recognize gain or loss with respect to their transfers of assets and stock pursuant to the Merger;


          (ii) No gain or loss will be recognized by the stockholders of Bristol as the result of the exchange in the Merger of Bristol Common Shares for FelCor Common Shares, except as provided in (v) below;


          (iii) The aggregate tax basis of the FelCor Common Shares received by a stockholder of Bristol in the Merger (including any fractional FelCor Common Shares for which cash is received) will be the same as the aggregate tax basis of the stockholder's Bristol Common Shares exchanged therefor;


          (iv) The holding period for the FelCor Common Shares received by a stockholder of Bristol in the Merger will include the period that such Bristol Common Shares were held by such stockholder, provided such shares were held as capital assets (within the meaning of Section 1221 of the Code) at the Closing Date; and



          (v) Cash received by a stockholder of Bristol in lieu of a fractional FelCor Common Share will be treated as received in exchange for such fractional interest, and gain or loss will be recognized in an amount equal to the difference between the amount of cash received and the portion of the such stockholder's adjusted tax basis in the Bristol Common Shares allocated to such fractional interest. Such gain or loss generally will be treated as capital gain or loss if the stockholder holds its Bristol Common Shares as a capital asset (within the meaning of Section 1221 of the Code) at the Closing Date.


  Tax Consequences of the Spin-Off


     At or prior to the Closing Date, Jones Day will deliver an opinion to Bristol to the effect that the Spin-Off will be treated as a taxable dividend of Bristol's earnings and profits (as determined for federal income tax purposes) ("E&P") to the stockholders of Bristol. Each stockholder of Bristol will recognize taxable ordinary dividend income pursuant to the Spin-Off in an amount equal to the fair market value ("FMV") of the BHR Common Shares received by such stockholder assuming for this purpose that Bristol's E&P (calculated after the Spin-Off, but before reduction for the distribution of BHR Common Shares) exceeds the aggregate FMV of the BHR Common Shares distributed in the Spin-Off. The aggregate tax basis of the BHR Common Shares received by a stockholder of Bristol in the Merger will be equal to the FMV of the BHR Common Shares received as of effective time of the Spin-Off. The holding period for the BHR Common Shares received by a stockholder of Bristol pursuant to the Spin-Off will begin on the day such shares are distributed. The Spin-Off will result in the recognition of taxable gain to Bristol in an amount equal to the difference between the FMV of the BHR Common Shares and the adjusted tax basis of Bristol in such shares. The tax liability relating to such gain will be assumed by FelCor by virtue of the Merger. The amount of such taxable gain will increase, and the amount of such tax liability will decrease, Bristol's E&P.


  Post-Merger E&P Dividend

     To maintain its qualification as a REIT, following the Merger, FelCor will be required to distribute any current or accumulated E&P of Bristol remaining at the Effective Time (the "Post-Merger E&P Dividend"). The Post-Merger E&P Dividend will be taken into account by the stockholders of FelCor (including former stockholders of Bristol who become FelCor stockholders in the Merger and remain FelCor stockholders as of the record date for the Post-Merger E&P Dividend) as ordinary dividend income. Although the law is not entirely clear, such Post-Merger E&P Dividend should be eligible for the dividends received deduction generally available for corporate stockholders.

QUALIFICATION AND OPERATION OF FELCOR AS A REIT; OWNERSHIP AND DISPOSITION OF FELCOR COMMON SHARES

  General

     FelCor elected to be taxed as a REIT under sections 856 through 860 of the Code commencing with its short taxable year ended December 31, 1994. FelCor believes that, commencing with such taxable year, it has been organized and has operated in such a manner as to qualify for taxation as a REIT under the Code, and FelCor intends to continue to operate in such a manner, but no assurance can be given that FelCor will continue to operate in a manner so as to continue to qualify as a REIT.

     The sections of the Code relating to qualification and operation as a REIT are highly technical and complex. The following discussion sets forth the material aspects of the Code sections that govern the federal income tax treatment of a REIT and its stockholders. The discussion is qualified in its entirety by the applicable Code provisions, Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all of which are subject to change prospectively or retrospectively.


     Hunton & Williams has acted as special tax counsel to FelCor in connection with the Merger. In the opinion of Hunton & Williams, beginning with its taxable year ended December 31, 1994, FelCor was organized and has operated in conformity with the requirements for qualification as a REIT under the Code, and the Merger will not adversely affect FelCor's continued qualification as a REIT under the Code. It is a condition to Bristol's obligations under the Merger Agreement that Hunton & Williams deliver an opinion to that effect as of the Closing Date. Investors should be aware, however, that opinions of counsel are not binding upon the Service or any court. It must be emphasized that Hunton & Williams' opinion is based on various assumptions and is conditioned upon certain representations made by FelCor as to factual matters, including representations regarding the nature of FelCor's properties and the future conduct of its business. Moreover, such qualification and taxation as a REIT depend upon FelCor's ability to meet on a continuing basis, through actual annual operating results, distribution, stock ownership and various other qualification tests imposed under the Code as discussed below. While Hunton & Williams has reviewed and will review those matters to its satisfaction in connection with the foregoing opinions, Hunton & Williams will not review FelCor's compliance with those tests on a continuing basis. Accordingly, no assurance can be given that the actual results of FelCor's operation for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of failure to qualify as a REIT, see "-- Failure to Qualify."


     As a REIT, FelCor generally is not subject to federal corporate income tax on its net income that is distributed currently to its stockholders. That treatment substantially eliminates the "double taxation" of income (i.e., taxation at both the corporate and stockholder levels) that generally results from investment in a corporation. However, FelCor will be subject to federal income tax in the following circumstances. First, FelCor will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, FelCor may be subject to the "alternative minimum tax" on its undistributed items of tax preference. Third, if FelCor has (i) net income from the sale or other disposition of "foreclosure property" that is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if FelCor has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax. Fifth, if FelCor should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), and has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the gross income attributable to the greater of the amount by which FelCor fails the 75% or 95% gross income test, multiplied by a fraction intended to reflect FelCor's profitability. Sixth, if FelCor should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, FelCor would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. To the extent that FelCor elects to retain and pay income tax on its net capital gain, but elects to treat such amount as having been distributed to its stockholders, such amount also will be deemed to have been distributed for purposes of the 4% excise tax.

     Finally, if FelCor acquires any asset from a C corporation (i.e., a corporation such as Bristol that generally is subject to full corporate-level tax) in a transaction in which the basis of the asset in FelCor's hands is determined by reference to the basis of the asset (or any other asset) in the hands of the C corporation and FelCor recognizes gain on the disposition of such asset during the 10-year period beginning on the date on which such asset was acquired by FelCor, then to the extent of such asset's "built-in gain" (i.e., the excess of the fair market value of such asset at the time of acquisition by FelCor over the adjusted basis in such asset at such time), such gain will be subject to tax at the highest regular corporate rate applicable (as provided in Treasury Regulations that have not yet been promulgated). The results described above with respect to the recognition of "built-in gain" assume that FelCor would make an election pursuant to IRS Notice 88-19 if it were to make any such acquisition. FelCor intends to make an election pursuant to IRS Notice 88-19 with respect to the assets it acquires from Bristol in the Merger (the "Bristol Assets"). Accordingly, assuming FelCor makes such election, any gain recognized by FelCor on the disposition of any Bristol Asset during the 10-year period beginning on the Closing Date, to the extent of such asset's "built-in gain," will be subject to tax at the highest regular corporate rate. See "-- Proposed Tax Legislation."

  Requirements for Qualification

     The Code defines a REIT as a corporation, trust or association (i) that is managed by one or more directors or trustees; (ii) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (iii) that would be taxable as a domestic corporation, but for sections 856 through 860 of the Code; (iv) that is neither a financial institution nor an insurance company subject to certain provisions of the Code;
(v) the beneficial ownership of which is held by 100 or more persons; (vi) not more than 50% in value of the outstanding capital stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of each taxable year; (vii) that makes an election to be a REIT (or has made such election for a previous taxable year) and satisfies all relevant filing and other administrative requirements established by the Service that must be met in order to elect and to maintain REIT status; (viii) that uses a calendar year for federal income tax purposes and complies with the recordkeeping requirements of the Code and Treasury Regulations promulgated thereunder; and (ix) that meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (i) to (iv), inclusive, must be met during the entire taxable year and that condition (v) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. FelCor has issued sufficient FelCor Common Stock with sufficient diversity of ownership to allow it to satisfy requirements (v) and
(vi). In addition, FelCor's Charter provides for restrictions regarding ownership and transfer of its capital stock that are intended to assist FelCor in continuing to satisfy the share ownership requirements described in (v) and
(vi) above.

     For purposes of determining share ownership under the 5/50 Rule, a supplemental unemployment compensation benefits plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes generally is considered an individual. A trust that is a qualified trust under Code section 401(a), however, generally is not considered an individual and the beneficiaries of such trust are treated as holding shares of a REIT in proportion to their actuarial interests in the pension trust for purposes of the 5/50 Rule.

     In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT is deemed to own its proportionate share (based on the REIT's interest in partnership capital) of the assets of the partnership and is deemed to be entitled to the gross income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of section 856 of the Code, including satisfying the gross income and asset tests, described below. Thus, FelCor's proportionate share of the assets, liabilities and items of income of the Operating Partnership and its subsidiary partnerships (the "Subsidiary Partnerships") are treated as assets and gross income of FelCor for purposes of applying the requirements described herein.

  Income Tests

     In order for FelCor to maintain its qualification as a REIT, there are two requirements relating to FelCor's gross income that must be satisfied annually. First, at least 75% of FelCor's gross income (excluding gross income from prohibited transactions) for each taxable year must consist of defined types of income derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or temporary investment income. Second, at least 95% of FelCor's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property or temporary investments, and from dividends, other types of interest, and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. The specific application of these tests to FelCor is discussed below.

     Rent received by FelCor will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if FelCor, or an owner of 10% or more of FelCor, directly or constructively owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for rents received to qualify as "rents from real property," FelCor generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an "independent contractor" who is adequately compensated and from whom FelCor derives no revenue. The "independent contractor" requirement, however, does not apply to the extent the services provided by FelCor are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant." In addition, FelCor may furnish or render a de minimis amount of "noncustomary services" to the tenants of a Hotel other than through an independent contractor as long as the amount that FelCor receives that is attributable to such services does not exceed 1% of its total receipts from the Hotel. For that purpose, the amount attributable to FelCor's noncustomary services will be at least equal to 150% of FelCor's cost of providing the services.

     Pursuant to the Percentage Leases (including the leases that FelCor will enter into with subsidiaries of BHR (collectively, the "BHR Lessee")) with respect to the Bristol Hotels, the Lessee and the BHR Lessee (together, the "Lessees") lease or will lease from the FelCor Operating Partnership or the Subsidiary Partnerships (together, the "Hotel Partnerships") the land, buildings, improvements, furnishings and equipment comprising the Hotels, for terms of five to 10 years, with options to renew for total terms, including the initial term, of not more than 15 years. The Percentage Leases provide that the Lessees are obligated to pay to the Hotel Partnerships (i) the greater of Base Rent or Percentage Rent (collectively, the "Rent") and (ii) "Additional Charges" or other expenses, as defined in the Percentage Leases. Percentage Rent is calculated by multiplying fixed percentages by gross room/suite revenues, and food and beverage revenues and rent for each of the Hotels. Both Base Rent and the thresholds in the Percentage Rent formulas are adjusted for inflation. Base Rent and Percentage Rent accrues and is due monthly.

     In order for Base Rent, Percentage Rent, and the Additional Charges to constitute "rents from real property," the Percentage Leases must be respected as true leases for federal income tax purposes and not treated as service contracts, joint ventures, or some other type of arrangement. The determination of whether the Percentage Leases are true leases depends on an analysis of all the surrounding facts and circumstances. In making such a determination, courts have considered a variety of factors, including the following: (i) the intent of the parties, (ii) the form of the agreement, (iii) the degree of control over the property that is retained by the property owner (e.g., whether the lessee has substantial control over the operation of the property or whether the lessee is required simply to use its best efforts to perform its obligations under the agreement), and (iv) the extent to which the property owner retains the risk of loss with respect to the

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property (e.g., whether the lessee bears the risk of increases in operating expenses or the risk of damage to the property) or the potential for economic gain (e.g., appreciation) with respect to the property.

     In addition, Code section 7701(e) provides that a contract that purports to be a service contract (or a partnership agreement) will be treated instead as a lease of property if the contract is properly treated as such, taking into account all relevant factors, including whether or not: (i) the service recipient is in physical possession of the property, (ii) the service recipient controls the property, (iii) the service recipient has a significant economic or possessory interest in the property (e.g., the property's use is likely to be dedicated to the service recipient for a substantial portion of the useful life of the property, the recipient shares the risk that the property will decline in value, the recipient shares in any appreciation in the value of the property, the recipient shares in savings in the property's operating costs or the recipient bears the risk of damage to or loss of the property), (iv) the service provider does not bear any risk of substantially diminished receipts or substantially increased expenditures if there is nonperformance under the contract, (v) the service provider does not use the property concurrently to provide significant services to entities unrelated to the service recipient, and
(vi) the total contract price does not substantially exceed the rental value of the property for the contract period. Since the determination whether a service contract should be treated as a lease is inherently factual, the presence or absence of any single factor may not be dispositive in every case.

     FelCor believes that the Percentage Leases will be treated as true leases for federal income tax purposes. Such belief is based, in part, on the following facts: (i) the Hotel Partnerships and the Lessees intend for their relationship to be that of a lessor and lessee and such relationship is documented by lease agreements, (ii) the Lessees have the right to the exclusive possession, use and quiet enjoyment of the Hotels during the term of the Percentage Leases, (iii) the Lessees bear the cost of, and are responsible for, day-to-day maintenance and repair of the Hotels, other than the cost of maintaining underground utilities, structural elements and capital improvements, and generally dictate how the Hotels are operated, maintained, and improved, (iv) the Lessees bear all of the costs and expenses of operating the Hotels (including the cost of any inventory used in their operation) during the term of the Percentage Leases (other than real estate and personal property taxes and property and casualty insurance premiums), (v) the Lessees benefit from any savings in the costs of operating the Hotels during the term of the Percentage Leases, (vi) the Lessees generally have indemnified the Hotel Partnerships against all liabilities imposed on the Hotel Partnerships during the term of the Percentage Leases by reason of (A) injury to persons or damage to property occurring at the Hotels,
(B) the Lessees' use, management, maintenance or repair of the Hotels, (C) any environmental liability caused by acts or grossly negligent failures to act of the Lessees, (D) taxes and assessments in respect of the Hotels that are the obligations of the Lessees, or (E) any breach of the Percentage Leases or of any sublease of a Hotel by the Lessees, (vii) the Lessees is obligated to pay substantial fixed rent for the period of use of the Hotels, (viii) the Lessees stand to incur substantial losses (or reap substantial gains) depending on how successfully they operate the Hotels, (ix) the Hotel Partnerships cannot use the Hotels concurrently to provide significant services to entities unrelated to the Lessees, and (x) the total contract price under the Percentage Leases does not substantially exceed the rental value of the Hotels for the term of the Percentage Leases.

     Investors should be aware that there are no controlling Treasury Regulations, published rulings or judicial decisions involving leases with terms substantially the same as the Percentage Leases that discuss whether such leases constitute true leases for federal income tax purposes. If the Percentage Leases are characterized as service contracts or partnership agreements, rather than as true leases, part or all of the payments that the Hotel Partnerships receive from the Lessees may not be considered rent or may not otherwise satisfy the various requirements for qualification as "rents from real property." In that case, FelCor likely would not be able to satisfy either the 75% or 95% gross income test and, as a result, would lose its REIT status.

     In order for the Rent to constitute "rents from real property," several other requirements must be satisfied. One requirement is that the Percentage Rent must not be based in whole or in part on the income or profits of any person. The Percentage Rent, however, will qualify as "rents from real property" if it is based on percentages of receipts or sales and the percentages (i) are fixed at the time the Percentage Leases are entered into, (ii) are not renegotiated during the term of the Percentage Leases in a manner that has the effect of basing Percentage Rent on income or profits, and (iii) conform with normal business practice. More generally, the Percentage Rent will not qualify as "rents from real property" if, considering the Percentage Leases and all

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the surrounding circumstances, the arrangement does not conform with normal business practice, but is in reality used as a means of basing the Percentage Rent on income or profits. Since the Percentage Rent is based on fixed percentages of the gross revenues from the Hotels that are established in the Percentage Leases, and FelCor has represented that the percentages (i) will not be renegotiated during the terms of the Percentage Leases in a manner that has the effect of basing the Percentage Rent on income or profits and (ii) conform with normal business practice, the Percentage Rent should not be considered based in whole or in part on the income or profits of any person. Furthermore, FelCor has represented that, with respect to other hotel properties that it acquires in the future, it will not charge rent for any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a fixed percentage of gross revenues, as described above).

     Another requirement for qualification of the Rent as "rents from real property" is that FelCor must not own, actually or constructively, 10% or more of any Lessee. The constructive ownership rules generally provide that, if 10% or more in value of the stock of FelCor is owned, directly or indirectly, by or for any person, FelCor is considered as owning the stock owned, directly or indirectly, by or for such person. FelCor does not own any stock of the Lessees. The Holiday Entities are stockholders of the BHR Lessee and own in the aggregate more than 10% of FelCor Common Shares. However, because the Holiday Entities own, directly and indirectly, less than 10% of the stock of the BHR Lessee, the BHR Lessee will not be a Related Party Tenant after the Merger as a result of attribution of the Holiday Entities' stock in the BHR Lessee to FelCor. In addition, the Charter prohibits transfers of FelCor Common Shares or FelCor Preferred Shares that would cause FelCor to own, actually or constructively, 10% or more of the ownership interests in a tenant of FelCor's real property, within the meaning of section 856(d)(2)(B) of the Code. Thus, FelCor should never own, actually or constructively, 10% of more of any Lessee. Furthermore, FelCor has represented that, with respect to other hotel properties that it acquires in the future, it will not rent any property to a Related Party Tenant. However, because the Code's constructive ownership rules for purposes of the Related Party Tenant rules are broad and it is not possible to monitor continually direct and indirect transfers of FelCor Common Shares, no absolute assurance can be given that such transfers or other events of which FelCor has no knowledge will not cause FelCor to own constructively 10% or more of a Lessee at some future date.

     A third requirement for qualification of the Rent as "rents from real property" is that the Rent attributable to the personal property leased in connection with the Percentage Lease with respect to a Hotel must not be greater than 15% of the total Rent received under the Percentage Lease. The Rent attributable to the personal property contained in a Hotel is the amount that bears the same ratio to total Rent for the taxable year as the average of the adjusted bases of the personal property at the beginning and at the end of the taxable year bears to the average of the aggregate adjusted basis of both the real and personal property contained in the Hotel at the beginning and at the end of such taxable year (the "Adjusted Basis Ratio"). With respect to each Hotel (or interest therein) that the FelCor Operating Partnership has acquired or will acquire in exchange for Units and the Bristol Hotels, the initial adjusted basis of both the real and personal property contained in such Hotel generally was or will be the same as the adjusted bases of such property in the hands of the previous owner. With respect to each Hotel (or interest therein) that the FelCor Operating Partnership has acquired or will acquire for cash, the initial adjusted basis of the real and personal property contained in such Hotel generally equaled or will equal the purchase price paid for the Hotel by the FelCor Operating Partnership. Such basis generally will be allocated among real and personal property based on relative fair market values. The Percentage Leases provide that the Adjusted Basis Ratio for each Hotel may not exceed 15%. With respect to each Hotel, FelCor believes either that the Adjusted Basis Ratio for the Hotel is less than 15% or that any income attributable to excess personal property will not jeopardize FelCor's ability to qualify as a REIT. There can be no assurance, however, that the IRS would not challenge FelCor's calculation of an Adjusted Basis Ratio, or that a court would not uphold such assertion. If such a challenge were successfully asserted, FelCor could fail to satisfy the 95% or 75% gross income test and thus lose its REIT status.

     A fourth requirement for qualification of the Rent as "rents from real property" is that, other than within the 1% de minimis exception described above, FelCor cannot furnish or render noncustomary services to the tenants of the Hotels, or manage or operate the Hotels, other than through an independent contractor who is

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

adequately compensated and from whom FelCor itself does not derive or receive any income. Provided that the Percentage Leases are respected as true leases, FelCor should satisfy that requirement, because no Hotel Partnership performs or will perform any services other than customary ones for the Lessees. Furthermore, FelCor has represented that, with respect to other hotel properties that it acquires in the future, it will not perform noncustomary services with respect to the tenant of the property.

     If a portion of the Rent from a Hotel does not qualify as "rents from real property" because the Rent attributable to personal property exceeds 15% of the total Rent for a taxable year, the portion of the Rent that is attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test. Thus, if such Rent attributable to personal property, plus any other income that is nonqualifying income for purposes of the 95% gross income test, during a taxable year exceeds 5% of FelCor's gross income during the year, FelCor would lose its REIT status. If, however, the Rent from a particular Hotel does not qualify as "rents from real property" because either
(i) the Percentage Rent is considered based on the income or profits of the related Lessee, (ii) FelCor owns, actually or constructively, 10% or more of the Lessee, or (iii) FelCor furnishes noncustomary services to the tenants of the Hotel, or manages or operates the Hotels, other than through a qualifying independent contractor, none of the Rent from that Hotel would qualify as "rents from real property." In that case, FelCor likely would lose its REIT status because it would be unable to satisfy either the 75% or 95% gross income test.

     In addition to the Rent, the Lessees are required to pay to the Hotel Partnerships the Additional Charges. To the extent that the Additional Charges represent either (i) reimbursements of amounts that the Hotel Partnerships are obligated to pay to third parties or (ii) penalties for nonpayment or late payment of such amounts, the Additional Charges should qualify as "rents from real property." However, to the extent that the Additional Charges represent interest that is accrued on the late payment of the Rent or Additional Charges, such Additional Charges will not qualify as "rents from real property," but instead should be treated as interest that qualifies for the 95% gross income test.

     The term "interest" generally does not include any amount received or accrued (directly or indirectly) if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "interest" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Furthermore, to the extent that interest from a loan that is based on the residual cash proceeds from the sale of the property securing the loan constitutes a "shared appreciation provision" (as defined in the Code), income attributable to such participation feature will be treated as gain from the sale of the secured property.

     The net income derived from any prohibited transaction is subject to a 100% tax. The term "prohibited transaction" generally includes a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of a trade or business. All inventory required in the operation of the Hotels will be owned by the tenants under the terms of the Percentage Leases. Accordingly, FelCor believes no asset owned by FelCor or the Hotel Partnerships is held for sale to customers and that a sale of any such asset will not be in the ordinary course of business of FelCor or a Hotel Partnership. Whether property is held "primarily for sale to customers in the ordinary course of a trade or business" depends, however, on the facts and circumstances in effect from time to time, including those related to a particular property. Nevertheless, FelCor will attempt to comply with the terms of safe-harbor provisions in the Code prescribing when asset sales will not be characterized as prohibited transactions. Complete assurance cannot be given, however, that FelCor can comply with the safe-harbor provisions of the Code or avoid owning property that may be characterized as property held "primarily for sale to customers in the ordinary course of a trade or business."

     FelCor will be subject to tax at the maximum corporate rate on any income from foreclosure property (other than income that would be qualifying income for purposes of the 75% gross income test), less expenses directly connected with the production of such income. However, gross income from such foreclosure property will qualify under the 75% and 95% gross income tests. "Foreclosure property" is defined as any real property (including interests in real property) and any personal property incident to such real property (i) that is acquired by a REIT as the result of such REIT having bid in such property at foreclosure, or having otherwise

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

reduced such property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of such property or on an indebtedness that such property secured and (ii) for which such REIT makes a proper election to treat such property as foreclosure property. However, a REIT will not be considered to have foreclosed on a property where such REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Under the Code, property generally ceases to be foreclosure property with respect to a REIT at the end of the third taxable year following the taxable year in which the REIT acquired such property (or longer if an extension is granted by the Secretary of the Treasury). The foregoing grace period is terminated and foreclosure property ceases to be foreclosure property on the first day (i) on which a lease is entered into with respect to such property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test, (ii) on which any construction takes place on such property (other than completion of a building, or any other improvement, where more than 10% of the construction of such building or other improvement was completed before default became imminent), or (iii) which is more than 90 days after the day on which such property was acquired by the REIT and the property is used in a trade or business which is conducted by the REIT (other than through an independent contractor from whom the REIT itself does not derive or receive any income). As a result of the rules with respect to foreclosure property, if a Lessee defaults on its obligations under a Percentage Lease for a Hotel, FelCor terminates the Lessee's leasehold interest and FelCor is unable to find a replacement lessee for such Hotel within 90 days of such foreclosure, gross income from hotel operations conducted by FelCor from such Hotel would cease to qualify for the 75% and 95% gross income tests. In such event, FelCor likely would be unable to satisfy the 75% and 95% gross income tests and, thus, would fail to qualify as a REIT.

     It is possible that, from time to time, FelCor or a Hotel Partnership will enter into hedging transactions with respect to one or more of its assets or liabilities. Any such hedging transactions could take a variety of forms, including interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts and options. To the extent that FelCor or a Hotel Partnership enters into an interest rate swap or cap contract, option, futures contract, forward rate agreement or similar financial instrument to reduce interest rate risk with respect to indebtedness incurred or to be incurred to acquire or carry real estate assets, any periodic income or gain from the disposition of such contract should be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. To the extent that FelCor or a Hotel Partnership hedges with other types of financial instruments or in other situations, it may not be entirely clear how the income from those transactions will be treated for purposes of the various income tests that apply to REITs under the Code. FelCor intends to structure any hedging transactions in a manner that does not jeopardize its status as a REIT.

     If FelCor fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it nevertheless may qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. Those relief provisions generally will be available if FelCor's failure to meet such tests is due to reasonable cause and not due to willful neglect, FelCor attaches a schedule of the sources of its income to its return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances FelCor would be entitled to the benefit of those relief provisions. As discussed above in "Qualification and Operation of FelCor as a REIT; Ownership and Disposition of FelCor Common Shares -- General," even if those relief provisions apply, a 100% tax would be imposed with respect to the gross income attributable to the greater of the amount by which FelCor fails the 75% or 95% gross income test, multiplied by a fraction intended to reflect FelCor's profitability.

  Asset Tests

     FelCor, at the close of each quarter of each taxable year, also must satisfy two tests relating to the nature of its assets. First, at least 75% of the value of FelCor's total assets must be represented by cash or cash items (including certain receivables), government securities, "real estate assets" or, in cases where FelCor raises new capital through stock or long-term (at least five-year) debt offerings, temporary investments in stock or debt instruments during the one-year period following FelCor's receipt of such capital. The term "real estate

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assets" includes interests in real property, interests in mortgages on real property, to the extent the principal balance of the mortgage does not exceed the value of the associated real property, and shares of other REITs. For purposes of the 75% asset test, the term "interest in real property" includes an interest in land and improvements thereon, such as buildings or other inherently permanent structures (including items that are structural components of such buildings or structures), a leasehold in real property and an option to acquire real property (or a leasehold in real property). Second, of the investments not included in the 75% asset class, the value of any one issuer's securities owned by FelCor may not exceed 5% of the value of FelCor's total assets and FelCor may not own more than 10% of any one issuer's outstanding voting securities (except for its ownership interest in the Hotel Partnerships and any qualified REIT subsidiary). See "-- Proposed Tax Legislation."

     For purposes of the asset tests, FelCor is deemed to own its proportionate share of the assets of the Hotel Partnerships, rather than its partnership interests in the Hotel Partnerships. FelCor believes that immediately after the Merger, at least 75% of the value of its total assets will be represented by real estate assets, cash and cash items (including receivables) and government securities. The FelCor Operating Partnership owns 100% of the nonvoting stock of Kingston Plantation Development Corp. ("Kingston"), which represents 97% of the value of the outstanding stock of such entity. FelCor is deemed to own its proportionate share of the Kingston stock owned by the FelCor Operating Partnership. FelCor does not own, directly or indirectly, any of the voting stock of Kingston, and FelCor believes that the value of its proportionate share of the Kingston stock owned by the FelCor Operating Partnership does not exceed 5% of the value of FelCor's total assets. See "-- Proposed Tax Legislation." In addition, FelCor has represented that it will not acquire or dispose, or cause a Hotel Partnership to acquire or dispose, of assets in the future in a way that would cause it to violate either asset test.

     If FelCor should fail to satisfy the asset tests at the end of a calendar quarter, such a failure would not cause it to lose its REIT status if (i) it satisfied all of the asset tests at the close of the preceding calendar quarter and (ii) the discrepancy between the value of FelCor's assets and the asset test requirements arose from changes in the market values of its assets and was not wholly or partly caused by an acquisition of one or more nonqualifying assets. If the condition described in clause (ii) of the preceding sentence were not satisfied, FelCor still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

  Distribution Requirements

     FelCor, in order to qualify for the tax benefits accorded to REITs under the Code, is required to distribute dividends (other than capital gain dividends or retained capital gains) to its stockholders in an amount at least equal to
(i) the sum of (A) 95% of its "REIT taxable income" (computed without regard to the dividends paid deduction and its net capital gain) and (B) 95% of the net income (after tax), if any, from foreclosure property, minus (ii) the sum of certain items of noncash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before FelCor timely files its tax return for such year and if paid on or before the first regular dividend payment date after such declaration. To the extent that FelCor does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "REIT taxable income," as adjusted, it will be subject to tax thereon at regular ordinary and capital gains corporate tax rates. Furthermore, if FelCor should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year, and (iii) any undistributed taxable income from prior periods, FelCor would be subject to a 4% nondeductible excise tax on the excess of such required distribution over the amounts actually distributed. FelCor may elect to retain and pay income tax on the net long-term capital gain it receives in a taxable year. Any such retained amounts would be treated as having been distributed by FelCor for purposes of the 4% excise tax. FelCor has made, and has represented that it will continue to make, timely distributions sufficient to satisfy all annual distribution requirements.

     It is possible that, from time to time, FelCor may experience timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of that income and deduction of such expenses in arriving at its REIT taxable income. For example, it is possible that, from time

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to time, FelCor may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds its allocable share of cash attributable to that sale. In addition, FelCor may incur expenditures (such as repayment of loan principal) that do not give rise to a deduction. Therefore, FelCor may have less cash available for distribution than is necessary to meet its annual 95% distribution requirement or to avoid corporate income tax or the excise tax imposed on certain undistributed income. In such a situation, FelCor may find it necessary to arrange for short-term (or possibly long-term) borrowings or to raise funds through the issuance of additional shares of common or preferred stock.

     Under certain circumstances, FelCor may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to its stockholders in a later year, which may be included in FelCor's deduction for dividends paid for the earlier year. Although FelCor may be able to avoid being taxed on amounts distributed as deficiency dividends, it will be required to pay to the Service interest based upon the amount of any deduction taken for deficiency dividends.

     To maintain its qualification as a REIT following the Merger, FelCor will be required to distribute the accumulated E&P of Bristol as of the Effective Time by the end of 1998. If FelCor fails to distribute such amount by December 31, 1998 (or January 31, 1999 if certain declaration and record date requirements are met), it will fail to qualify as a REIT.

     At least 21 days before the Closing Date, Bristol will deliver to FelCor an estimate of Bristol's accumulated E&P as of the Closing Date, together with a confirmation of that estimate from Arthur Andersen LLP (the "E&P Statement"). Within three months after the Effective Time, Arthur Andersen LLP will prepare a final computation of Bristol's accumulated E&P as of the Effective Time (the "Final Statement"). In giving its opinion regarding FelCor's qualification as a REIT, Hunton & Williams will rely upon the E&P Statement. In addition, in determining the amount it must distribute during 1998, FelCor will rely on both the E&P Statement and the Final Statement.

     FelCor's distribution(s) will be treated as made first from Bristol's earliest accumulated E&P. Accordingly, even if Bristol's actual accumulated E&P as of the Closing Date exceeds the calculation of such E&P in the Final Statement, it is possible that FelCor will have distributed all of Bristol's accumulated E&P in 1998 and, thus, will not fail to qualify as a REIT. In that case, FelCor likely would incur corporate income and/or excise tax for failing to distribute sufficient amounts of its taxable income in 1998. However, if Bristol's actual accumulated E&P as of the Closing Date greatly exceeds the calculation of such E&P in the Final Statement, FelCor likely would not distribute all of Bristol's accumulated E&P by the end of 1998 and, as a result, would fail to qualify as a REIT.

  Recordkeeping Requirements

     Pursuant to applicable Treasury Regulations, FelCor must maintain certain records and request on an annual basis certain information from its stockholders designed to disclose the actual ownership of its outstanding capital stock. FelCor has complied and intends to continue to comply with such requirements.

  Failure to Qualify

     If FelCor fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, FelCor will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to the stockholders in any year in which FelCor fails to qualify will not be deductible by FelCor nor will they be required to be made. In such event, to the extent of current and accumulated E&P, all distributions to stockholders will be taxable as ordinary income and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, FelCor also will be disqualified from taxation as a REIT for the four taxable years following the year during which FelCor ceased to qualify as a REIT. It is not possible to state whether in all circumstances FelCor would be entitled to such statutory relief.

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

  Taxation of Taxable U.S. Stockholders

     As long as FelCor qualifies as a REIT, distributions made to FelCor's taxable U.S. stockholders out of current or accumulated E&P (and not designated as capital gain dividends or retained capital gains) will be taken into account by such U.S. stockholders as ordinary income and will not be eligible for the dividends received deduction generally available to corporations. For purposes of determining whether distributions on FelCor Common Shares are out of current or accumulated E&P, the E&P of FelCor will be allocated first to outstanding FelCor Preferred Shares and then allocated to FelCor Common Shares. As used herein, the term "U.S. stockholder" means a holder of FelCor Common Shares that for U.S. federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof,
(iii) an estate whose income from sources without the United States is includible in gross income for U.S. federal income tax purposes regardless of its connection with the conduct of a trade or business within the United States, or (iv) any trust with respect to which (a) a U.S. court is able to exercise primary supervision over the administration of such trust and (b) one or more U.S. persons have the authority to control all substantial decisions of the trust.

     Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed FelCor's actual net capital gain for the taxable year) without regard to the period for which the stockholder has held his FelCor Common Shares. However, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. FelCor may elect to retain and pay income tax on the net long-term capital gain it receives in a taxable year. In that case, FelCor's stockholders would include in income their proportionate share of FelCor's undistributed long-term capital gain. In addition, the stockholders would be deemed to have paid their proportionate share of the tax paid by FelCor, which would be credited or refunded to the stockholders. Each stockholder's basis in his FelCor Common Shares would be increased by the amount of the undistributed long-term capital gain, included in the stockholder's income, less the stockholder's share of the tax paid by FelCor.


     Distributions in excess of FelCor's current and accumulated E&P will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stockholder's FelCor Common Shares, but rather will reduce the adjusted basis of such stock. To the extent that such distributions in excess of current and accumulated E&P exceed the adjusted basis of a stockholder's FelCor Common Shares, such distributions will be included in income as long-term capital gain (or short-term capital gain if the FelCor Common Shares has been held for one year or less), assuming the FelCor Common Shares are a capital asset (within the meaning of Section 1221 of the Code) in the hands of the stockholder. In addition, any distribution declared by FelCor in October, November or December of any year and payable to a stockholder of record on a specified date in any such month will be treated as both paid by FelCor and received by the stockholder on December 31 of such year, provided that the distribution is actually paid by FelCor during January of the following calendar year.


     Stockholders may not include in their individual income tax returns any net operating losses or capital losses of FelCor. Instead, such losses would be carried over by FelCor for potential offset against its future income (subject to certain limitations). Taxable distributions from FelCor and gain from the disposition of FelCor Common Shares will not be treated as passive activity income and, therefore, stockholders generally will not be able to apply any "passive activity losses" (such as losses from certain types of limited partnerships in which the stockholder is a limited partner) against such income. In addition, taxable distributions from FelCor generally will be treated as investment income for purposes of the investment interest limitations. Capital gains from the disposition of FelCor Common Shares (or distributions treated as such) will be treated as investment income only if the stockholder so elects, in which case such capital gains will be taxed at ordinary income rates. FelCor will notify stockholders after the close of FelCor's taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital and capital gain.

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

  Taxation of Stockholders on the Disposition of FelCor Common Shares

     In general, any gain or loss realized upon a taxable disposition of FelCor Common Shares by a stockholder who is not a dealer in securities will be treated as long-term capital gain or loss if the FelCor Common Shares have been held for more than one year and otherwise as short-term capital gain or loss. However, any loss upon a sale or exchange of FelCor Common Shares by a stockholder who has held such stock for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions from FelCor required to be treated by such stockholder as long-term capital gain. All or a portion of any loss realized upon a taxable disposition of the FelCor Common Shares may be disallowed if other FelCor Common Shares are purchased within 30 days before or after the disposition.

  Capital Gains and Losses


     A capital asset (within the meaning of Section 1221 of the Code) generally must be held for more than one year in order for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate is 39.6%. The maximum tax rate on net capital gains applicable to noncorporate taxpayers is 28% for sales and exchange of assets held for more than one year but not more than 18 months, and 20% for sales and exchanges of assets held for more than 18 months. The maximum tax rate on net capital gain from the sale or exchange of "section 1250 property" (i.e., depreciable real property) held for more than 18 months is 25% to the extent that such gain would have been treated as ordinary income if the property were "section 1245 property." With respect to distributions designated by FelCor as capital gain dividends and any retained capital gains that FelCor is deemed to distribute, FelCor may designate (subject to certain limits) whether such a distribution is taxable to its noncorporate stockholders at a 20%, 25% or 28% rate. Thus, the tax rate differential between capital gain and ordinary income for individuals may be significant. In addition, the characterization of income as capital or ordinary may affect the deductibility of capital losses. Capital losses not offset by capital gains may be deducted against an individual's ordinary income only up to a maximum annual amount of $3,000. Unused capital losses may be carried forward. All net capital gain of a corporate taxpayer is subject to tax at ordinary corporate rates. A corporate taxpayer can deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.


  Information Reporting Requirements and Backup Withholding

     FelCor reports to its U.S. stockholders and the IRS the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to distributions paid unless such holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules. A stockholder who does not provide FelCor with his correct taxpayer identification number also may be subject to penalties. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, FelCor may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their nonforeign status to FelCor. The IRS has issued final regulations regarding the backup withholding rules as applied to non-U.S. stockholders. Those regulations alter the current system of backup withholding compliance and are effective for distributions made after December 31, 1999. See "-- Taxation of Non-U.S. Stockholders."

  Taxation of Tax-Exempt Stockholders

     Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts ("Exempt Organizations"), generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income ("UBTI"). While many investments in real estate generate UBTI, amounts distributed by FelCor to Exempt Organizations generally should not constitute UBTI, provided that the FelCor Common Shares are not otherwise used in an unrelated trade or business of the Exempt Organization. However, if an Exempt Organization finances its acquisition of FelCor Common Shares with debt, a portion of its income from FelCor will constitute UBTI pursuant to the "debt-
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

financed property" rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under paragraphs (7), (9),
(17) and (20), respectively, of Code section 501(c) are subject to different UBTI rules, which generally will require them to characterize distributions from FelCor as UBTI. In addition, in certain circumstances, a pension trust that owns more than 10% of FelCor's stock is required to treat a percentage of the dividends from FelCor as UBTI (the "UBTI Percentage"). The UBTI Percentage is the gross income derived by FelCor from an unrelated trade or business (determined as if FelCor were a pension trust) divided by the gross income of FelCor for the year in which the dividends are paid. The UBTI rule applies to a pension trust holding more than 10% of FelCor's stock only if (i) the UBTI Percentage is at least 5%, (ii) FelCor qualifies as a REIT by reason of the modification of the 5/50 Rule that allows the beneficiaries of the pension trust to be treated as holding stock of FelCor in proportion to their actuarial interests in the pension trust, and (iii) either (A) one pension trust owns more than 25% of the value of FelCor's capital stock or (B) a group of pension trusts individually holding more than 10% of the value of FelCor's capital stock collectively owns more than 50% of the value of FelCor's capital stock.

  Taxation of Non-U.S. Stockholders

     The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign stockholders (collectively, "Non-U.S. Stockholders") are complex and no attempt has been made herein to provide more than a summary of such rules. PROSPECTIVE NON-U.S. STOCKHOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE IMPACT OF FEDERAL, STATE AND LOCAL INCOME TAX LAWS WITH REGARD TO OWNERSHIP OF THE FELCOR COMMON SHARES, INCLUDING ANY REPORTING REQUIREMENTS.

     Distributions to Non-U.S. Stockholders that are not attributable to gain from sales or exchanges by FelCor of U.S. real property interests and are not designated by FelCor as capital gains dividends or retained capital gains will be treated as dividends of ordinary income to the extent that they are made out of current or accumulated E&P of FelCor. For purposes of determining whether distributions on the FelCor Common Shares are out of current or accumulated E&P, the E&P of FelCor will be allocated first to FelCor's outstanding preferred stock and then allocated to the FelCor Common Shares. Such distributions ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces or eliminates that tax. However, if income from the investment in FelCor Common Shares is treated as effectively connected with the Non-U.S. Stockholder's conduct of a U.S. trade or business, the Non-U.S. Stockholder generally will be subject to federal income tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such distributions (and also may be subject to the 30% branch profits tax in the case of a Non-U.S. Stockholder that is a non-U.S. corporation). FelCor expects to withhold U.S. income tax at the rate of 30% on the gross amount of any such distributions made to a Non-U.S. Stockholder unless
(i) a lower treaty rate applies and any required form evidencing eligibility for that reduced rate is filed with FelCor or (ii) the Non-U.S. Stockholder files an IRS Form 4224 with FelCor claiming that the distribution is effectively connected income. The Service has issued final regulations that modify the manner in which FelCor complies with the withholding requirements. Those regulations are effective for distributions made after December 31, 1999.

     Distributions in excess of current and accumulated E&P of FelCor will not be taxable to a stockholder to the extent that such distributions do not exceed the adjusted basis of the stockholder's FelCor Common Shares, but rather will reduce the adjusted basis of such stock. To the extent that such distributions in excess of current and accumulated E&P exceed the adjusted basis of a Non-U.S. Stockholder's FelCor Common Shares, such distributions will give rise to tax liability if the Non-U.S. Stockholder otherwise would be subject to tax on any gain from the sale or disposition of his FelCor Common Shares, as described below. Because it generally cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated E&P, the entire amount of any distribution normally will be subject to withholding at the same rate as a dividend. However, a Non-U.S. Stockholder can file a claim for refund with the Service for the over withheld amount to the extent it is determined subsequently that a distribution was, in fact, in excess of the current and accumulated E&P of FelCor.

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

     FelCor is required to withhold 10% of any distribution in excess of its current and accumulated E&P. Consequently, although FelCor intends to withhold at a rate of 30% on the entire amount of any distribution, to the extent that FelCor does not do so, any portion of a distribution not subject to withholding at a rate of 30% will be subject to withholding at a rate of 10%.

     For any year in which FelCor qualifies as a REIT, distributions that are attributable to gain from sales or exchanges by FelCor of U.S. real property interests will be taxed to a Non-U.S. Stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, distributions attributable to gain from sales of U.S. real property interests are taxed to a Non-U.S. Stockholder as if such gain were effectively connected with a U.S. business. Non-U.S. Stockholders thus would be taxed at the normal capital gain rates applicable to U.S. stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Distributions subject to FIRPTA also may be subject to a 30% branch profits tax in the hands of a non-U.S. corporate stockholder not entitled to treaty relief or exemption. FelCor is required to withhold 35% of any distribution that is designated by FelCor as a capital gains dividend. The amount withheld is creditable against the Non-U.S. Stockholder's FIRPTA tax liability.

     Gain recognized by a Non-U.S. Stockholder upon a sale of his FelCor Common Shares generally will not be taxed under FIRPTA if FelCor is a "domestically controlled REIT," defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by non-U.S. persons. However, because the FelCor Common Shares are traded publicly, no complete assurance can be given that FelCor is or will continue to be a "domestically controlled REIT." In addition, a Non-U.S. Stockholder that owned, actually or constructively, 5% or less of the outstanding FelCor Common Shares at all times during a specified testing period will not be subject to tax under FIRPTA if the FelCor Common Shares are "regularly traded" on an established securities market. Furthermore, gain not subject to FIRPTA will be taxable to a Non-U.S. Stockholder if (i) investment in the FelCor Common Shares is effectively connected with the Non-U.S. Stockholder's U.S. trade or business, in which case the Non-U.S. Stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain, or (ii) the Non-U.S. Stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and certain other conditions apply, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains. If the gain on the sale of the FelCor Common Shares were to be subject to taxation under FIRPTA, the Non-U.S. Stockholder would be subject to the same treatment as U.S. stockholders with respect to such gain (subject to applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals and the possible application of the 30% branch profits tax in the case of non-U.S. corporations).

  Proposed Tax Legislation

     On February 2, 1998, President Clinton released his budget proposal for fiscal year 1999 (the "Proposal"). Two provisions contained in the Proposal potentially could affect FelCor if enacted in final form as presently proposed. First, the Proposal would prohibit a REIT from owning, directly or indirectly, more than 10% of the voting power or value of all classes of a C corporation's stock (other than the stock of a qualified REIT subsidiary). Currently, a REIT may own no more than 10% of the voting stock of a C corporation, but its ownership of the nonvoting stock of a C corporation is not limited (other than by the rule that the value of a REIT's combined equity and debt interests in a C corporation may not exceed 5% of the value of a REIT's total assets). That provision is proposed to be effective with respect to stock in a C corporation acquired by a REIT on or after the date of "first committee action" with respect to the provision. A REIT that owns stock in a C corporation in excess of the new ownership limit prior to "first committee action" would be "grandfathered," but only to the extent that the C corporation does not engage in a new trade or business or acquire substantial new assets on or after the effective date of the legislation. Through the FelCor Operating Partnership, FelCor currently owns more than 10% of the value of the Kingston stock. If enacted as presently proposed, that provision would prevent Kingston from expanding its business and would limit the use by FelCor of other taxable subsidiaries to conduct businesses the income from which would be nonqualifying income if received directly by FelCor.

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

     Second, the Proposal would require recognition of any "built-in gain" associated with the assets of a "large" C corporation (i.e., a C corporation whose stock has a fair market value of more than $5 million) upon its conversion to REIT status or merger into a REIT. That provision is proposed to be effective for conversions to REIT status effective for taxable years beginning after January 1, 1999 and mergers of C corporations into REITs that occur after December 31, 1998. Because the Closing Date is expected to occur prior to December 31, 1998, this provision should not require FelCor to recognize the "built-in gain" associated with the Merger.

     Neither of the two provisions described in this section is included in Representative Archer's or Senator Roth's proposed tax legislation, introduced on March 26, 1998, involving REITs. Neither of those provisions will become effective unless legislation is duly passed by Congress and signed by the President. However, legislation containing provisions similar to those described in this section could be introduced in Congress at any time and, although it is not believed to be likely, the effective date for any such legislation could be March 26, 1998 (i.e., the date of "first committee action"). In addition, other legislation, as well as administrative interpretations or court decisions, also could change the tax laws with respect to FelCor's qualification as a REIT and the federal income tax consequences of such qualification.

  Tax Aspects of the Hotel Partnerships

     The following discussion summarizes certain federal income tax considerations applicable to FelCor's direct or indirect investment in the Hotel Partnerships. The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

  Classification as a Partnership

     FelCor is entitled to include in its income its distributive share of each Hotel Partnership's income and to deduct its distributive share of each Hotel Partnership's losses only if each Hotel Partnership is classified for federal income tax purposes as a partnership rather than as a corporation or an association taxable as a corporation. An entity will be classified as a partnership rather than as a corporation for federal income tax purposes if the entity (i) is treated as a partnership under Treasury regulations, effective January 1, 1997, relating to entity classification (the "Check-the-Box Regulations") and (ii) is not a "publicly traded" partnership. Pursuant to the Check-the-Box Regulations, an unincorporated entity with at least two members may elect to be classified either as an association or as a partnership. If such an entity fails to make an election, it generally will be treated as a partnership for federal income tax purposes. The federal income tax classification of an entity that was in existence prior to January 1, 1997, such as the Hotel Partnerships, will be respected for all periods prior to January 1, 1997 if (i) the entity had a reasonable basis for its claimed classification,
(ii) the entity and all members of the entity recognized the federal tax consequences of any changes in the entity's classification within the 60 months prior to January 1, 1997, and (iii) neither the entity nor any member of the entity was notified in writing on or before May 8, 1996 that the classification of the entity was under examination. The Hotel Partnerships reasonably claimed partnership classification under the Treasury regulations in effect prior to January 1, 1997, and the Hotel Partnerships intend to continue to be treated as partnerships for federal income tax purposes. In addition, FelCor has represented that no Hotel Partnership will elect to be treated as an association taxable as a corporation under the Check-the-Box Regulations.

     A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market (or the substantial equivalent thereof). A publicly traded partnership will not be taxed as a corporation, however, if 90% or more of its gross income consists of "qualifying income" under section 7704(d) of the Code, which generally includes any income that is qualifying income for purposes of the 95% gross income test (the "90% Passive-Type Income Exception"). The U.S. Treasury Department has issued regulations effective for taxable years beginning after December 31, 1995 (the "PTP Regulations") that provide limited safe harbors from the definition of a publicly traded partnership. Pursuant to one of those safe harbors (the "Private Placement Exclusion"), interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (i) all interests in the partnership were issued in a transaction (or transactions) that was not required to be

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registered under the Securities Act of 1933, as amended, and (ii) the partnership does not have more than 100 partners at any time during the partnership's taxable year. In determining the number of partners in a partnership, a person owning an interest in a flow-through entity (i.e., a partnership, grantor trust, or S corporation) that owns an interest in the partnership is treated as a partner in such partnership only if (a) substantially all of the value of the person's interest in the flow-through entity is attributable to the flow-through entity's interest (direct or indirect) in the partnership and (b) a principal purpose of the use of the flow-through entity is to permit the partnership to satisfy the 100-partner limitation. Each Hotel Partnership qualifies for the Private Placement Exclusion. If any Hotel Partnership is considered a publicly traded partnership under the PTP Regulations because it is deemed to have more than 100 partners, the Hotel Partnership should not be treated as a corporation because it should be eligible for the 90% Passive-Type Income Exception.

     FelCor has not requested, and does not intend to request, a ruling from the IRS that the Hotel Partnerships will be classified as partnerships for federal income tax purposes. Instead, at the Closing Date, Hunton & Williams will deliver its opinion that the Hotel Partnerships will be treated for federal income tax purposes as partnerships and not as corporations or associations taxable as corporations or as publicly traded partnerships. Unlike a tax ruling, an opinion of counsel is not binding upon the IRS, and no assurance can be given that the IRS will not challenge the status of the Hotel Partnerships as partnerships for federal income tax purposes. If such challenge were sustained by a court, the Hotel Partnerships would be treated as corporations for federal income tax purposes, as described below. The opinion of Hunton & Williams is based on existing law, which to a great extent consists of administrative and judicial interpretation. No assurance can be given that administrative or judicial changes would not modify the conclusions expressed in the opinion.

     If for any reason one of the Hotel Partnerships were taxable as a corporation, rather than as a partnership, for federal income tax purposes, FelCor would not be able to qualify as a REIT. See "-- Income Tests" and "-- Asset Tests." In addition, any change in a Hotel Partnership's status for tax purposes might be treated as a taxable event, in which case FelCor might incur a tax liability without any related cash distribution. See
"-- Distribution Requirements." Further, items of income and deduction of such Hotel Partnership would not pass through to its partners, and its partners would be treated as stockholders for tax purposes. Consequently, such Hotel Partnership would be required to pay income tax at corporate tax rates on its net income and distributions to its partners would constitute dividends that would not be deductible in computing such Hotel Partnership's taxable income.

  Income Taxation of Each Hotel Partnership and its Partners

     Partners, Not the Hotel Partnerships, Subject to Tax. A partnership is not a taxable entity for federal income tax purposes. Rather, each partner is required to take into account its allocable share of each Hotel Partnership's income, gains, losses, deductions and credits for any taxable year of such Hotel Partnership ending within or with the taxable year of such partner, without regard to whether the partner has received or will receive any distribution from the Hotel Partnership.

     Tax Allocations With Respect to Contributed Properties. Pursuant to section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for federal income tax purposes in a manner such that the contributor is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss generally is equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution. The Department of the Treasury has issued regulations requiring partnerships to use a "reasonable method" for allocating items affected by section 704(c) of the Code and outlining several reasonable allocation methods.

     Under the partnership agreements of the Hotel Partnerships, depreciation or amortization deductions of the Hotel Partnerships generally are allocated among the partners in accordance with their respective interests in the Hotel Partnership, except to the extent that Code section 704(c) requires otherwise with respect to the Hotels contributed to the Hotel Partnerships in exchange for partnership interests (the "Contributed

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

Hotels"). In addition, gain on the sale of a Contributed Hotel will be specially allocated to the partners who contributed the Hotel to the extent of any "built-in" gain with respect to such Hotel for federal income tax purposes. The application of section 704(c) to the Hotel Partnerships, however, is not entirely clear and may be affected by Treasury Regulations promulgated in the future.

     Basis in Partnership Interest. FelCor's adjusted tax basis in its partnership interest in the FelCor Operating Partnership generally is equal to
(i) the amount of cash and the basis of any other property contributed to the FelCor Operating Partnership by FelCor, (ii) increased by (a) its allocable share of the FelCor Operating Partnership's income and (b) its allocable share of indebtedness of the FelCor Operating Partnership, and (iii) reduced, but not below zero, by (a) its allocable share of the FelCor Operating Partnership's loss and (b) the amount of cash distributed to FelCor, and by constructive distributions resulting from a reduction in FelCor's share of indebtedness of the FelCor Operating Partnership.

     If the allocation of FelCor's distributive share of the FelCor Operating Partnership's loss would reduce the adjusted tax basis of FelCor's interest in the FelCor Operating Partnership below zero, the recognition of such loss will be deferred until such time as the recognition of such loss would not reduce FelCor's adjusted tax basis below zero. To the extent that the FelCor Operating Partnership's distributions, or any decrease in FelCor's share of the indebtedness of the FelCor Operating Partnership (such decrease being considered a constructive cash distribution to FelCor), would reduce FelCor's adjusted tax basis below zero, such distributions (including such constructive distributions) will constitute taxable income to FelCor. Such distributions and constructive distributions normally will be characterized as capital gain, and, if FelCor's interest in the FelCor Operating Partnership has been held for longer than the long-term capital gain holding period (currently one year), the distributions and constructive distributions will constitute long-term capital gain.

     Depreciation Deductions Available to the FelCor Operating Partnership. To the extent that the FelCor Operating Partnership acquired or will acquire, as the case may be, the Hotels in exchange for cash, the FelCor Operating Partnership's initial basis in such Hotels for federal income tax purposes generally was or will be equal to the purchase price paid by the FelCor Operating Partnership. The FelCor Operating Partnership depreciates such depreciable hotel property for federal income tax purposes under the modified accelerated cost recovery system of depreciation ("MACRS"). Under MACRS, the FelCor Operating Partnership generally depreciates furnishings and equipment over a seven-year recovery period using a 200% declining balance method and a half-year convention. If, however, the FelCor Operating Partnership places more than 40% of its furnishings and equipment in service during the last three months of a taxable year, a mid-quarter depreciation convention must be used for the furnishings and equipment placed in service during that year. Under MACRS, the FelCor Operating Partnership generally depreciates buildings and improvements over a 39-year recovery period using a straight line method and a mid-month convention. The FelCor Operating Partnership's initial basis in Hotels acquired in exchange for Units and the Bristol Hotels for federal income tax purposes should be the same as the transferor's basis in such Hotels on the date of acquisition by the FelCor Operating Partnership. Although the law is not entirely clear, the FelCor Operating Partnership generally depreciates such depreciable hotel property for federal income tax purposes over the same remaining useful lives and under the same methods used by the transferors. The FelCor Operating Partnership's tax depreciation deductions are allocated among the partners in accordance with their respective interests in the FelCor Operating Partnership (except to the extent that Code section 704(c) requires otherwise with respect to the Contributed Hotels).

  Sale of FelCor's or a Hotel Partnership's Property

     Generally, any gain realized by FelCor or a Hotel Partnership on the sale of property held by it for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Any gain recognized on the disposition of the Contributed Hotels will be allocated first to the partners who contributed those hotels under section 704(c) of the Code to the extent of such partners' "built-in gain" on those Hotels at the time of the disposition for federal income tax purposes. The contributing partners' "built-in gain" on the Contributed Hotels sold will equal the excess of the contributing partners' proportionate share of the book value of those Hotels as reflected in the Hotel Partnership's capital

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

accounts over the contributing partners' adjusted tax basis allocable to those Hotels at the time of the sale. Any remaining gain recognized by a Hotel Partnership on the disposition of the Contributed Hotels will be allocated among the partners in accordance with their respective percentage interests in the Hotel Partnership.

     FelCor's share of any gain realized by a Hotel Partnership on the sale of any property held by a Hotel Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Hotel Partnership's trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. See "-- Income Tests." Such prohibited transaction income also may have an adverse effect upon FelCor's ability to satisfy the income tests for REIT status. FelCor, however, does not presently intend to acquire or hold or allow the Hotel Partnerships to acquire or hold any property that constitutes inventory or other property held primarily for sale to customers in the ordinary course of FelCor's or a Hotel Partnership's trade or business.

OTHER TAX CONSEQUENCES

     FelCor, Bristol, or their respective stockholders may be subject to state and local taxation in various state or local jurisdictions, including those in which it or they transact business, own property or reside. The state and local tax treatment of FelCor, Bristol and their respective stockholders may differ from the federal income tax treatment described in this document. Consequently, FelCor and Bristol stockholders should consult their own tax advisors regarding the effect of state and local tax laws on the transaction and other matters referred to herein.

                     OTHER FELCOR ANNUAL MEETING PROPOSALS


ELECTION OF FELCOR DIRECTORS


     The FelCor Charter and Bylaws provide for three classes of directors, who serve staggered three-year terms, with the term of each director expiring at the annual meeting of stockholders held three years after his election. The FelCor Board currently consists of seven members, four of whom are Independent Directors. An "Independent Director" is a director of FelCor who is not an officer or employee of FelCor, or any affiliate of FelCor or of an officer, employee or affiliate of (i) any advisor to FelCor under an advisory agreement,
(ii) any lessee of any property of FelCor, (iii) any subsidiary of FelCor, or
(iv) any partnership which is an affiliate of FelCor.


     The terms of two of FelCor's directors, Mr. Hervey A. Feldman and Mr. Charles N. Mathewson, expire at the FelCor Annual Meeting. Mr. Feldman has decided not to seek re-election as a director and will assume the role of Chairman Emeritus following the FelCor Annual Meeting. As Chairman Emeritus, Mr. Feldman will become an honorary non-voting member of the Board of Directors who will be entitled to attend meetings of the Board, although his presence at or absence from a meeting will not be considered for purposes of determining a quorum of the Board of Directors. FelCor expects that Mr. Feldman will also be available from time to time to consult with the Board of Directors and senior management of FelCor on significant strategic and other corporate matters.


     The FelCor Board has nominated Mr. Michael D. Rose, a new director, and Mr. Mathewson, an incumbent Class I director ("Nominees"), to be elected as Class I directors for a three-year term expiring with the annual meeting of stockholders in 2001 or until their successors shall be elected and shall qualify or until their earlier resignation or removal.

     Set forth below is certain information regarding the existing directors of FelCor. All of the following directors were initially elected or appointed as a director in 1994, except for Mr. Ledsinger who was initially appointed as a director in November 1997 to fill the vacancy created by the resignation of Mr. Donald J. McNamara, who had served as a director of FelCor from 1994 until his resignation in November 1997.


                                                                                      TERM
            NAME                             POSITION                     CLASS      EXPIRES
            ----                             --------                   ---------    -------
Hervey A. Feldman...........  Chairman of the Board                     Class I       1998
Charles N. Mathewson........  Independent Director                      Class I       1998
Thomas J. Corcoran, Jr......  President and Chief Executive Officer,    Class II      1999
                              Director
Charles A. Ledsinger, Jr....  Independent Director                      Class II      1999
Richard S. Ellwood..........  Independent Director                      Class III     2000
Richard O. Jacobson.........  Independent Director                      Class III     2000
Thomas A. McChristy.........  Independent Director                      Class III     2000


     The following discussion sets forth the names, ages and business histories of the Nominees and of the five directors whose terms will continue after the FelCor Annual Meeting and the year of the annual meeting of stockholders at which each director's term will expire (assuming, in the case of the Nominees, that they are elected).

  Nominees for Class I Directors (Terms Expiring in 2001)

     Charles N. Mathewson (age 69) has served, for more than the past five years, in various positions with International Game Technology ("IGT"), a company engaged in the design and manufacture of microprocessor based gaming products and gaming monitoring systems. Since February 1988, he has served as the Chairman of the Board of IGT. He has served as a director of IGT since December 1985, as President from December 1986 to February 1988, and as Chief Executive Officer from December 1986 until June 1993 and from February 1996 until the present. Mr. Mathewson also is a member of the Board of Directors of Baron Asset Fund.

     Michael D. Rose (age 56) served as Chairman of the Board of Promus Hotel Corporation from April 1995 through December 1997 and as a director since December 1997. He served as Chairman of the Board of Harrah's Entertainment Inc., from June 1995 until his retirement as of December 31, 1996. He also served as Chairman of the Board of The Promus Companies Incorporated from November 1989 through June 1995 and Chief Executive Officer from November 1989 to April 1994. Mr. Rose is also a director of Ashland, Inc., First Tennessee National Corporation, General Mills, Inc., Stein Mart, Inc., and Darden Restaurants, Inc.

  Continuing Class III Directors (Terms Expiring in 2000)


     Richard S. Ellwood (age 66) is the founder and principal owner of R. S. Ellwood & Co., Incorporated, a real estate investment banking firm that was organized in 1987. Prior to 1987, as an investment banker, Mr. Ellwood was elected successively in 1968 a general partner of White Weld & Co., in 1978 a managing director of Warburg Paribas Becker, Incorporated and in 1984 a managing director and senior banker of Merrill Lynch Capital Markets. Mr. Ellwood has extensive experience in hotel financing. He was a founder of Hotel Investors Trust, a REIT, and served as a Trustee from 1970 until its merger with another REIT in 1987. He is currently a director of one additional REIT, Apartment Investment and Management Company.


     Richard O. Jacobson (age 61) is the Chairman of the Board of Jacobson Warehouse Company, Inc., a privately held warehouse company with facilities in 17 locations in eight states, which Mr. Jacobson founded 31 years ago. He is also Chairman of the Board of Jacobson Transportation Company, Inc., a truckload common carrier with authority to operate in 48 states and Canada. Mr. Jacobson is a member of the Boards of Directors of Atrion Corporation, Allied Group, Inc., Firstar Bank Des Moines, N.A., Firstar Bank of Iowa, N.A. and Heartland Express, Inc.

     Thomas A. McChristy (age 71) was the President of T. A. McChristy Co. Inc., a real estate investment company, from 1957 to 1996. Mr. McChristy also served as the President and Chief Operating Officer of

Syntech International Inc., a lottery systems and equipment manufacturing company, from 1986 to 1988 and as its Chief Executive Officer from 1989 to 1992.

  Continuing Class II Directors (Terms Expiring in 1999)

     Thomas J. Corcoran, Jr. (age 49) is the President and Chief Executive Officer of FelCor and has served in such capacity since its formation in May 1994. He is also a co-founder of FelCor, Inc. and has served as its President and Chief Executive Officer since its formation in 1991. From October 1990 to December 1991, he served as the Chairman, President and Chief Executive Officer of Fiesta Foods, Inc., a manufacturer of tortilla chips and taco shells. From 1979 to 1990, Mr. Corcoran held various positions with Integra -- A Hotel and Restaurant Company (formerly Brock Hotel Corporation), including serving as the President and Chief Executive Officer of that company from 1986 to 1990, and with ShowBiz Pizza Time, Inc., an operator and franchisor of family entertainment center/pizza restaurants.

     Charles A. Ledsinger, Jr. (age 48) has served as an officer of St. Joe Corporation since May 1997. He has served as President and Chief Operating Officer since February 1998 and as Senior Vice President and Chief Financial Officer prior to that. From June 1995 until May 1997, Mr. Ledsinger was Senior Vice President and Chief Financial Officer of Harrah's Entertainment, Inc. For more than three years prior, Mr. Ledsinger served as Senior Vice President and Chief Financial Officer of The Promus Companies Incorporated, the former parent of Harrah's Entertainment, Inc. Mr. Ledsinger is also a director of TBC Corporation, Perkins Management Company, Inc. and Friendly Ice Cream Corporation. He is a member and a past chairman of the Real Estate Financial Advisory Council of the American Hotel and Motel Association.

     There are no family relationships between any of the directors. Except as described above, none of FelCor's directors hold directorships in any company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 (the "Exchange Act") or pursuant to the requirements of
Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940. There are no arrangements or understandings between any director and any other person pursuant to which that director was nominated.

  Committees and Meetings of the Board of Directors

     Director Meetings. The business of FelCor is under the general management of the FelCor Board as required by the FelCor Bylaws and the laws of Maryland, FelCor's state of incorporation. The FelCor Charter requires that a majority of FelCor's directors be Independent Directors. There are presently seven directors, including four Independent Directors. The FelCor Board held 10 meetings during 1997. In addition, significant communications between the directors and FelCor occur apart from the formal meetings of the FelCor Board and the committees thereof. Accordingly, management does not regard attendance at meetings to be the primary criterion in evaluating the contributions a director makes to FelCor. Each of FelCor's directors other than Messrs. Feldman and McNamara, attended at least 75% of the aggregate of all meetings of the FelCor Board and all meetings of committees thereof on which such director served.

     The FelCor Board presently has an Executive Committee, an Audit Committee and a Compensation Committee. In addition, FelCor has a Capital Approval Committee consisting of the senior executive officers of FelCor. FelCor has no standing Nominating Committee of the FelCor Board, with the entire FelCor Board acting in such a capacity. FelCor may, from time to time, form other committees as circumstances warrant. Such committees have authority and responsibility as delegated by the FelCor Board.

     Executive Committee. The FelCor Board has established an Executive Committee consisting of Messrs. Corcoran, Feldman and Mathewson. The Executive Committee is empowered to exercise the powers of the FelCor Board in the management of the business and affairs of FelCor, except when the FelCor Board is in session and except for certain powers which may be exercised only by the FelCor Board. Although informal communication among members of the Executive Committee occurred frequently during 1997 and certain actions were taken by unanimous written consent, the Executive Committee held only one formal meeting during the year.

     Audit Committee. The FelCor Board has established an Audit Committee consisting of Messrs. Ellwood, Jacobson, McChristy and Ledsinger (who replaced Mr. McNamara in November 1997), constituting all of the Independent Directors. The Audit Committee makes recommendations concerning the engagement of independent public accountants, reviews with the independent public accountants the plans and results of the audit engagement, approves professional services provided by the independent public accountants, reviews the independence of the independent public accountants, considers the range of audit and non-audit fees and reviews the adequacy of FelCor's internal accounting controls. The Audit Committee held two meetings in 1997.

     Compensation Committee. The FelCor Board has established a Compensation Committee consisting of Messrs. Ellwood, Jacobson, McChristy and Ledsinger (who replaced Mr. McNamara in November 1997), constituting all of the Independent Directors. The Compensation Committee determines compensation for FelCor's executive officers and advises the FelCor Board on the adoption and administration of employee benefit or compensation plans. The Compensation Committee also administers the FelCor Stock Plans. The Compensation Committee held five meetings in 1997.

     Capital Approval Committee. The FelCor Board has established the Capital Approval Committee consisting of FelCor's senior executive officers, Messrs. Feldman (Chairman of the Board), Corcoran (President and Chief Executive Officer), Randall L. Churchey (Senior Vice President, Chief Financial Officer and Treasurer) and Lawrence D. Robinson (Senior Vice President and General Counsel). The Capital Approval Committee has been delegated the authority to authorize, take or cause to be taken, any action in connection with the acquisition, improvement, disposition or financing of any hotel assets involving an actual or reasonably anticipated investment by FelCor of up to $25 million (relating to a single hotel transaction) and $50 million (relating to more than a single hotel), subject, in both cases, to certain limitations.

  Compensation of Directors

     In lieu of cash compensation, on March 5, 1998, FelCor granted to each of the Independent Directors, except Mr. Ledsinger, 1,500 shares of restricted stock under the FelCor 1994 Plan or FelCor 1995 Plan for serving as a director of FelCor during 1997. Mr. Ledsinger was granted 375 shares of restricted stock from the FelCor 1995 Plan, reflecting the partial year he served as an Independent Director. FelCor intends to provide a similar grant to each Independent Director in lieu of cash compensation for service during 1998. None of the other directors received any compensation for their service as directors of FelCor during 1997 and 1996. FelCor reimburses directors for their out-of-pocket expenses incurred in connection with their service on the FelCor Board.

  Effect of Merger Upon Board of Directors

     If the Merger Agreement is adopted by the stockholders, it is expected that the Merger will be consummated shortly after the FelCor Annual Meeting. Upon effectiveness of the Merger, the FelCor Board will be reconstituted in the manner described under "The Merger Agreement -- Reconstitution of FelCor Board."


APPROVAL OF FELCOR CHARTER AMENDMENT TO INCREASE AUTHORIZED SHARES



     The FelCor Board has adopted an amendment to the FelCor Charter that would increase the authorized shares of FelCor Common Shares from 100 million to 200 million and the authorized FelCor Preferred Shares from 10 million to 20 million. The FelCor Board proposes that the amendment be approved by the FelCor stockholders. If approved by the FelCor stockholders, the amendment would be effective upon the effectiveness of the Merger.


     The FelCor Charter currently authorizes the issuance of up to 100 million FelCor Common Shares. Of such authorized shares, as of March 31, 1998, 36.6 million FelCor Common Shares were issued and outstanding and an additional 9.5 million shares were reserved for issuance upon conversion of outstanding Series A Preferred Shares, upon redemption of FelCor Operating Partnership Units, and under existing FelCor stock-based compensation plans. In connection with the Merger, FelCor expects to issue an additional

31.1 million shares and to reserve an additional 1.3 million shares for issuance under outstanding Bristol options assumed by FelCor, thereby utilizing a substantial number of the authorized FelCor Common Shares. At a special meeting of stockholders held October 22, 1997, the holders of FelCor Common Shares approved an amendment to the FelCor Charter increasing the number of authorized FelCor Common Shares from 50 million to 100 million in order, at that time, to provide flexibility to FelCor in structuring its capitalization, in financing future acquisitions and internal growth, and in accommodating the other needs of FelCor for available FelCor Common Shares. Most of the additional availability provided by such amendment will be used in connection with the Merger.


     In addition, the FelCor Charter currently authorizes the issuance of up to 10 million FelCor Preferred Shares, of which 6.1 million shares were issued and outstanding as of May 25, 1998.


     The FelCor Board believes that if the Merger were to be consummated without an increase in the number of authorized shares of stock, the flexibility provided by the October amendment would be substantially restricted. FelCor would not have a sufficient number of authorized but unissued shares of stock to enable it to carry out its plans for the refinancing of the Bristol indebtedness and have the flexibility to meet a variety of business needs as they may arise and to enhance FelCor's flexibility in connection with possible future opportunities.


     Consequently, the amendment adopted by the Board to be effective upon the effectiveness of the Merger, would amend Paragraph A of Article V of FelCor's Charter to read in its entirety as follows:


          "A. Authorized Shares. The total number of shares of capital stock that the Corporation shall have authority to issue is Two Hundred Twenty Million (220,000,000) shares, consisting of Two Hundred Million (200,000,000) shares of Common Stock, of the par value of One Cent ($0.01) each, and Twenty Million (20,000,000) shares of Preferred Stock, of the par value of One Cent ($0.01) each, amounting in aggregate par value to Two Million Two Hundred Thousand Dollars ($2,200,000.00)."

     Stockholders generally do not have any preemptive or similar rights to subscribe for or purchase any additional shares that may be issued in the future and, therefore, future issuances of FelCor Common Shares or FelCor Preferred Shares, depending upon the circumstances, may have a dilutive effect on the earnings per share, book value per share, voting power and other interests of the existing stockholders.

     This increase in the authorized number of shares could have an anti-takeover effect, although that is not its purpose. For example, if FelCor were the subject of a hostile takeover attempt, it could try to impede the takeover by issuing FelCor Common Shares or FelCor Preferred Shares, thereby diluting the voting power of the other outstanding shares and increasing the potential cost of the takeover. The availability of this defensive strategy to FelCor could discourage unsolicited takeover attempts, thereby limiting the opportunity for FelCor's stockholders to realize a higher price for their shares than might otherwise be available in the public markets. The FelCor Board is not aware of any attempt, or contemplated attempt, to acquire control of FelCor, and the amendment is not being presented for the purpose of creating an anti-takeover device.


     THE FELCOR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE AMENDMENT TO THE FELCOR CHARTER TO INCREASE FELCOR'S AUTHORIZED SHARES.



APPROVAL OF FELCOR CHARTER AMENDMENT TO CHANGE FELCOR'S NAME



     The FelCor Board has adopted an amendment to the FelCor Charter that would change FelCor's name to "FelCor Lodging Trust Incorporated." The FelCor Board proposes that the amendment be approved by the FelCor stockholders. If approved by the FelCor stockholders, the amendment would be effective upon the effectiveness of the Merger.



     The FelCor Board believes the name change is desirable to reflect FelCor's diversification from primarily upscale, full service all-suite hotels prior to the Merger into full service hotels primarily in the upscale and midscale segments of the lodging industry as a result of the Merger and its intention to seek further diversification to include properties in the resort segment of the industry.

     THE FELCOR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE AMENDMENT TO THE FELCOR CHARTER TO CHANGE FELCOR'S NAME.


RATIFICATION OF FELCOR'S 1998 RESTRICTED STOCK AND STOCK OPTION PLAN

     The FelCor Board has approved and recommends to FelCor's stockholders that they adopt the FelCor 1998 Plan. The FelCor 1998 Plan was approved by the FelCor Board in November 1997.

     The FelCor 1998 Plan will be approved by FelCor's stockholders if a quorum is present at the FelCor Annual Meeting and if the number of votes cast for approval of the FelCor 1998 Plan exceeds the number of votes cast against approval of the FelCor 1998 Plan.

     The following summarizes certain significant aspects of the FelCor 1998 Plan. The summary is not intended to be complete and is subject in all respects to the terms of the FelCor 1998 Plan, a complete copy of which is set forth as Annex D to this Joint Proxy Statement/Prospectus.

     Share Authorization. The FelCor 1998 Plan provides for the grant of stock options to purchase a specified number of FelCor Common Shares ("Options") or grants of FelCor Common Shares ("Restricted Shares"). Under the FelCor 1998 Plan, the total number of shares available for grant is equal to 1,000,000 FelCor Common Shares, of which not more than 50,000 shares may be grants of Restricted Shares. Upon the occurrence of certain extraordinary events, the FelCor Board or the Compensation Committee may make such adjustments in the aggregate number and kind of shares reserved for issuance, the number of shares and kind covered by outstanding awards and the exercise prices specified therein as may be determined to be appropriate.

     Purpose and Administration. The FelCor Board has approved the FelCor 1998 Plan to provide incentives to attract and retain Independent Directors, executive officers and key employees. The FelCor 1998 Plan is administered by the Compensation Committee or, in the case of grants to Independent Directors, by the FelCor Board. The Compensation Committee generally has the authority, within limitations set forth in the FelCor 1998 Plan, (i) to establish rules and regulations concerning the FelCor 1998 Plan, (ii) to determine the persons to whom Options and Restricted Shares may be granted, (iii) to fix the number of FelCor Common Shares to be covered by each Option and the number of Restricted Shares granted, and (iv) to set the terms and provisions of each grant of Options or Restricted Shares to be granted. The Compensation Committee has the right to cancel any outstanding Options and to issue new Options on such terms and upon such conditions as may be consented to by the optionee affected.

     Eligibility. Participants in the FelCor 1998 Plan may be directors, officers or employees of the Company, its subsidiaries (including the FelCor Operating Partnership) or designated affiliates, as are selected by the Compensation Committee.

     Options. Options granted under the FelCor 1998 Plan may be incentive stock options ("ISOs") under Section 422 of the Code or non-qualified options, at the discretion of the Compensation Committee. The FelCor 1998 Plan provides that the exercise price of an Option will be fixed by the Compensation Committee on the date of grant; however, the exercise price of an ISO must be not less than the fair market value of a share of Common Stock on the date of the grant. In the case of an ISO granted to any person who owns, directly or indirectly, stock possessing more than 10% of the total combined voting power of all classes of FelCor's stock ("Ten Percent Owner"), the option price will not be less than 110% of the Fair Market Value of a share of FelCor Common Shares on the date of grant. Each Option must expire within ten years from the date of the grant except that any ISO granted to a Ten Percent Owner must expire within five years from the date of the grant. Moreover, Options granted under the FelCor 1998 Plan will not be ISOs to an individual participant to the extent that the aggregate fair market value of the FelCor Common Shares with respect to which such Options under the FelCor 1998 Plan (or under any other plan maintained by the Company or a subsidiary thereof) first become exercisable by such participant in any year exceeds $100,000.

     No Option may be exercised within six months after the date of grant or in such circumstances where exercise would violate Federal or State securities laws. Options will be non-transferable and non-assignable; provided, however, that the estate of a deceased holder can exercise Options. Options generally will be exercisable by the holder thereof subject to terms fixed by the Compensation Committee. The right of any participant to exercise an Option may not be transferred in any way other than by will or the laws of descent and distribution.

     Restricted Stock Awards. The FelCor 1998 Plan also permits the Compensation Committee to grant up to 50,000 shares of Restricted Shares. Restricted Shares will be subject to the terms and conditions imposed by the Compensation Committee. Except for such restrictions on transfer as the Compensation Committee may impose, the participants have all the rights of a holder of FelCor Common Shares as to such Restricted Shares including the right to vote the shares and the right to receive any cash distributions. Except as provided by the Compensation Committee at the time of grant or otherwise, upon a termination of employment for any reason during the restriction period, all unvested shares will be forfeited by the participant.

     Termination and Amendment. No Options shall be granted and no Restricted Shares may be awarded under the FelCor 1998 Plan on or after November 1, 2007. The FelCor Board may amend any award theretofore granted, prospectively or retroactively. No such amendment may impair the rights of any participant under any award without the consent of such participant (except for any amendment made to cause the plan to qualify for an exemption provided by Rule 16b-3 under the Exchange Act). The FelCor 1998 Plan may be terminated and may be modified or amended by the FelCor Board at any time; however, (i) any modification or amendment either increasing the aggregate number of shares which may be issued under Options, increasing materially the benefits accruing to participants under the FelCor 1998 Plan or materially modifying the requirements as to eligibility to receive Options is subject to stockholder approval within one year of the adoption of such amendment; and (ii) no such termination, modification or amendment of the FelCor 1998 Plan will alter or affect the terms of any then outstanding Options or Restricted Shares without the consent of the holders thereof.

     Initial Awards. Upon adoption of the FelCor 1998 Plan by the Compensation Committee, the Compensation Committee also approved the grants of option to purchase an aggregate of 270,500 FelCor Common Shares, subject to stockholder approval of the FelCor 1998 Plan. See the table below captioned "New Plan Benefits."

     Federal Income Taxes. No income is recognized by a participant in the FelCor 1998 Plan at the time the Option is granted. If the Option is an ISO, no income will be recognized upon the participant's exercise of the Option. Income is recognized by a participant when he disposes of shares acquired under an ISO. The exercise of a nonqualified stock option generally is a taxable event that requires the participant to recognize, as ordinary income, the difference between the shares' fair market value and the option price.

     A participant will recognize income on account of a Restricted Shares award on the first day that the shares are either transferable or not subject to a substantial risk of forfeiture. The amount of income recognized by the participant is equal to the fair market value of the FelCor Common Shares received on that date.

     The employer (either FelCor or its affiliate) will be entitled to claim a federal income tax deduction on account of the exercise of a nonqualified option or the vesting of a stock award. The amount of the deduction is equal to the ordinary income recognized by the participant. The employer will not be entitled to a federal income tax deduction on account of the grant or the exercise of an ISO. The employer may claim a federal income tax deduction on account of certain dispositions of FelCor Common Shares acquired upon the exercise of an ISO.

THE FELCOR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ADOPTION OF THE FELCOR
                                   1998 PLAN.

     The following table sets forth information regarding the benefits that will be received by each of the following persons and groups under the FelCor 1998 Plan should the FelCor 1998 Plan be approved by the stockholders at the FelCor Annual Meeting.

                               NEW PLAN BENEFITS
              FELCOR'S 1998 RESTRICTED STOCK AND STOCK OPTION PLAN

                                                                  MARKET PRICE
                                                    EXERCISE      OF UNDERLYING    NUMBER OF
               NAME AND POSITION                  PRICE($)(2)      STOCK($)(3)     OPTIONS(1)
               -----------------                  ------------    -------------    ----------
Thomas J. Corcoran, Jr.,........................     35.50            35.25          90,000
  President and Chief Executive Officer
Lawrence D. Robinson............................     35.50            35.25          20,000
  Senior Vice President and General Counsel
Randall L. Churchey.............................     35.50            35.25          20,000
  Senior Vice President and Chief Financial
  Officer
William P. Stadler..............................     35.50            35.25          40,000
  Senior Vice President
Executive Officer Group.........................     35.50            35.25         235,000
Non-Executive Director Group....................        --               --              --
Non-Executive Officer Employee Group............     35.50            35.25          35,000

---------------

(1) Shares purchasable upon the exercise of Options which vest over a five year period at the rate of 20% per year and expire on the tenth anniversary of the date of grant.

(2) The exercise price of the Option is based upon the closing price of FelCor Common Shares on the date of grant (which is either the date of commencement of employment in the case of new employees, or the date as of which the grant is approved by the Compensation Committee, in the case of existing employees).

(3) Market price represents the closing sale price of FelCor Common Shares as of April 15, 1998 as reported by the NYSE.

                     OTHER BRISTOL ANNUAL MEETING PROPOSALS

ELECTION OF BRISTOL DIRECTORS

     The management of Bristol is under the direction of the Bristol Board. Each director is elected to serve until his or her successor is elected and qualified. Set forth below is certain information regarding the directors and executive officers of Bristol.

NAME                                            POSITION                   YEAR FIRST ELECTED
----                                            --------                   ------------------
John A. Beckert.................  Chief Operating Officer, Executive              1995
                                  Vice President and Director
Reginald K. Brack, Jr...........  Director                                        1997
David A. Dittman................  Director                                        1995
Craig H. Hunt...................  Director                                        1997
J. Peter Kline..................  Chief Executive Officer, President              1995
                                  and Director
Robert H. Lutz, Jr..............  Director                                        1995
Donald J. McNamara..............  Chairman of the Board and Director              1994
Richard C. North................  Director                                        1997
Kurt C. Read....................  Director                                        1997

     John A. Beckert, 44, has been a director of Bristol since February 1995. Since 1981, Mr. Beckert has been the Chief Operating Officer and Executive Vice President of Bristol (and its predecessor, Harvey Hotel Company). Mr. Beckert is the brother of Richard N. Beckert, the Senior Vice President, Administration of Bristol.

     Reginald K. Brack, Jr., 60, has been a director of Bristol since May 1997. Since July 1997, Mr. Brack has been the Chairman Emeritus of Time, Inc. Prior to such period, Mr. Brack was the Chairman and Chief Executive Officer of Time, Inc. from December 1986 to July 1997.

     David A. Dittman, 52, has been a director of Bristol since December 1995. Since 1990, Mr. Dittman has been the Dean of the Cornell University School of Hotel Administration and an E.M. Statler Professor.

     Craig H. Hunt, 45, has been a director of Bristol since April 1997. Mr. Hunt has been President of Holiday Inns since 1997, and a member of the Holiday Inns Board of Directors since 1990. During 1996 and 1997, Mr. Hunt was the President of Americas Franchise Division of Holiday Inns. Prior to 1996, he served as Senior Vice President and Chief Operating Officer for Company Managed Hotels -- Americas, and Senior Vice President and managing director for the United States, Caribbean and Latin American Region of Holiday Inn International.

     J. Peter Kline, 50, has been a director of Bristol since February 1995. Since 1981, Mr. Kline has been the President and Chief Executive Officer of Bristol (and its predecessor, Harvey Hotel Company).

     Robert H. Lutz, Jr., 48, has been a director of Bristol since December 1995. Since 1994, Mr. Lutz has been the Chairman and Chief Executive Officer, and is a member of the executive committee, of Amresco, Inc., a financial services company. From 1991 to 1994, Mr. Lutz served as President and Chief Operating Officer of Balcor/Allegiance Realty Group, a subsidiary of American Express Company engaged in real estate ownership and management.

     Donald J. McNamara, 45, has been Chairman of the Board since November 1994. Mr. McNamara has been the Chairman and Co-Chief Executive Officer of Hampstead, a privately held real estate investment company and an affiliate of Holdings, since the founding of the firm in 1988. Mr. McNamara also is a director of Catellus Development Corporation. Mr. McNamara also served on the FelCor Board from July 1994 until November 1997.

     Richard C. North, 48, has been a director of Bristol since 1997. Mr. North has been the Group Finance Director of Bass plc since 1994. Prior to 1994, Mr. North served as the Group Finance Director of The Burton Group.

     Kurt C. Read, 35, has been a director of Bristol since April 1997. Mr. Read has been a Senior Vice President of Hampstead since 1989.

     ALTHOUGH IT IS EXPECTED THAT THE MERGER WILL BE CONSUMMATED SHORTLY AFTER THE BRISTOL ANNUAL MEETING, AND THEREUPON THE FELCOR BOARD WILL BE RECONSTITUTED AS DESCRIBED UNDER "THE MERGER AGREEMENT -- RECONSTITUTION OF FELCOR BOARD," THE BRISTOL BOARD HAS NOMINATED EACH OF THE ABOVE DIRECTORS FOR RE-ELECTION AS A DIRECTOR OF BRISTOL AT THE BRISTOL ANNUAL MEETING.

     The nine Bristol directors receiving the most votes at the Bristol Annual Meeting will be elected as Bristol Directors. Each of such persons has consented to being named in this document and to serve if elected. If any such person should for any reason become unavailable for election, proxies may be voted with discretionary authority by the persons named in the proxies for a substitute designated by the Bristol Board.

  Bristol Director Nomination Procedures

     Bristol directors may be nominated for election by the Bristol Board or by any stockholder entitled to vote in the election of Directors generally. Stockholders intending to nominate candidates for election as Directors must deliver written notice thereof to the Secretary of Bristol not later than 60 calendar days in advance of the stockholders' meeting. If the date of the meeting is not publicly announced by Bristol more than 75 calendar days prior to the meeting, stockholders must notify the Secretary of Bristol not later than the close of business

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

on the tenth day following the day on which the date of the meeting is so announced. Stockholders must provide certain information concerning such stockholder, such stockholder's stock ownership and the stockholder's nominees, including their names and addresses, a description of all arrangements between the stockholder and each nominee, such other information as would be required to be included in a proxy statement soliciting proxies for the election of the nominees of such stockholder, and the consent of each nominee to serve as a director of Bristol if so elected. The chairman of the stockholders' meeting may refuse to acknowledge the nomination of any person not made in compliance with these requirements.

     Pursuant to a stockholders' agreement, each of Holdings and the Holiday Entities has agreed to vote its Bristol Common Shares and take all other necessary actions in order to ensure that the Bristol Board is comprised of three persons designated by Holdings, three persons designated by the Holiday Entities and one person designated by Messrs. Kline and Beckert. This stockholders' agreement will terminate upon the consummation of the Merger. One of the three directors to be designated by each of Holdings and the Holiday Entities, and the director designated by Messrs. Kline and Beckert, must be an Outside Director. For this purpose, an "Outside Director" is a Director who is not an employee, executive officer or affiliate of Bristol, the Holiday Entities or Holdings and who is not an associate of a business primarily engaged in operating, managing or developing Mid-Scale Lodging Facilities and who qualifies as an "independent director" within the meaning of the NYSE Listed Company Manual. A "Mid-Scale Lodging Facility" is a full-service lodging facility providing a degree of sophistication and full-service amenities and facilities which (i) are of a type and standard generally consistent with hotels operated as Holiday Inn hotels, (ii) do not primarily offer suites, (iii) are not designed to accommodate extended stays, and (iv) do not generally compete as upscale or economy hotels.

     Holdings has designated Donald J. McNamara, Kurt C. Read and Robert H. Lutz, Jr. (Outside Director) as its designees; Messrs. Kline and Beckert have designated David A. Dittman as their Outside Director designee; and the Holiday Entities have designated Richard C. North, Reginald K. Brack, Jr. and Craig H. Hunt (Outside Director) as their designees. Pursuant to a separate agreement, Bass plc has agreed to cause the directors designated by the Holiday Entities to vote for Donald J. McNamara to serve as Chairman of the Board so long as he is a director of Bristol.

INFORMATION CONCERNING BRISTOL BOARD

     The Bristol Board held a total of six meetings during 1997. No director failed to participate in at least 75% of the meetings of the Bristol Board held while he was a director. No director appointed to serve on one or more committees of the Bristol Board failed to participate in at least 75% of the meetings of such committee or committees held while he was a member thereof.

  Bristol Board Committees

     The Bristol Board has established five committees: the Executive Committee, the Audit Committee, the Compensation Committee, the Director Plan Committee and the Finance Committee.

     Except as to certain matters for which action of the full Bristol Board is required by law, the Executive Committee has the authority to exercise all of the powers of the Bristol Board in the oversight of the management of the business and affairs of Bristol. The Executive Committee also is responsible for recommending to the Bristol Board nominees for election to the Bristol Board and committees of the Bristol Board. During 1997, all actions by the Executive Committee were taken by written consent. The current members of the Executive Committee are Donald J. McNamara (Chairman), J. Peter Kline and Richard C. North.

     The Audit Committee reviews the professional services provided by Bristol's independent accountants and the independence of such accountants from management. The Audit Committee also reviews the scope of the audit by Bristol's independent accountants, the annual financial statements of Bristol, Bristol's system of internal accounting controls and the accounting, auditing and financial reporting practices and procedures of Bristol. The Audit Committee meets from time to time with members of Bristol's internal audit staff. The Audit Committee met four times during 1997. At least two members of the Audit Committee must be

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

directors who are not employed by Bristol, Holdings, the Holiday Entities or any of their respective affiliates. The current members of the Audit Committee are David A. Dittman (Chairman), Reginald K. Brack, Jr., Craig H. Hunt and Kurt C. Read.

     The Compensation Committee reviews executive salaries, administers the bonus, incentive compensation and stock option plans of Bristol and approves the salaries and other benefits of the executive officers of Bristol. The Compensation Committee also consults with Bristol's management regarding pension and other benefit plans and compensation policies and practices of Bristol. This committee met twice during 1997. Members of the Compensation Committee must be persons who are not full time employees of Bristol and who are not eligible to receive options or other rights under any employee stock or other benefit plan (other than plans in which only directors may participate). The current members of the Compensation Committee are Donald J. McNamara (Chairman), Robert H. Lutz, Jr. and Richard C. North.

     The sole function of the Director Plan Committee is to administer Bristol's Stock Option Plan for Non-Employee Directors. This committee met once during 1997. The current members of the Director Plan Committee are Donald J. McNamara (Chairman) and Richard C. North.

     The Finance Committee has the authority to exercise all of the powers of the Bristol Board in the oversight of the financial affairs of Bristol. The Finance Committee did not meet in 1997. The current members of the Finance Committee are Donald J. McNamara (Chairman) and J. Peter Kline.

  Bristol's Director Compensation

     Each director who is not a full-time employee of Bristol or an employee of an affiliate of Bristol is granted annually a non-qualified option to purchase 7,500 Bristol Common Shares (after taking into account of the 3-for-2 stock split in June 1997) at an exercise price equal to the market price of the Bristol Common Shares at the close of business on the date of grant. Directors are also reimbursed for their out-of-pocket expenses incurred in connection with their attendance at meetings of the Bristol Board and committees of the Bristol Board and other activities relating to their position as a director.

APPROVAL OF AMENDMENT TO BRISTOL'S 1995 EQUITY INCENTIVE PLAN

     The Bristol Incentive Plan was amended by the Bristol Board on December 9, 1997 to increase the number of Bristol Common Shares available for issuance under such Plan from 1,950,000 to 3,130,000, subject to the approval of Bristol's stockholders. Bristol believes that it has been successful in the past in attracting and retaining qualified employees, officers and directors in part because of its ability to offer such persons options to purchase Bristol Common Shares. Bristol believes that the increase in the number of shares reserved for issuance pursuant to the Bristol Incentive Plan is necessary for Bristol to continue to attract and retain qualified employees, officers and directors.

     The Bristol Incentive Plan is administered by the Bristol Board or the Compensation Committee. The Bristol Board or the Compensation Committee, as appropriate, has discretionary authority (subject to certain restrictions) to determine the individuals to whom options are granted, as well as the timing, number and exercise price of such options. The Bristol Board or the Compensation Committee may interpret the provisions of the Bristol Incentive Plan and may prescribe, amend and rescind rules and regulations of the Bristol Incentive Plan.

     The option price of non-qualified options granted under the Bristol Incentive Plan is determined by the Bristol Board or the Compensation Committee, as appropriate, at the time such options are granted, but may in no event be less than the minimum legal consideration required. Options granted at less than fair market value are intended to qualify as performance-based compensation under Section 162(m) of the Code, and are exercisable only upon the attainment of pre-established, objective performance goals.


     Employees and officers of Bristol are eligible to participate in the Bristol Incentive Plan. As of April 1, 1998, there were approximately 170 Bristol employees and 6 officers currently eligible to participate in the Bristol Incentive Plan. Assuming approval of the proposed amendment to the Bristol Incentive Plan and after


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


giving effect thereto, there would be 1,149,380 Bristol Common Shares available for issuance under the Bristol Incentive Plan.


     Pursuant to the Merger Agreement, the Bristol Incentive Plan will be amended at the Effective Time to convert all outstanding options to purchase Bristol Common Shares under the Bristol Incentive Plan into options to purchase FelCor Common Shares and options to purchase BHR Common Shares. All obligations with respect to options to purchase FelCor Common Shares will be assumed by FelCor in the Merger, and all obligations with respect to options to purchase BHR Common Shares will be assumed by BHR in the Spin-Off.


APPROVAL OF BHR'S 1998 EQUITY INCENTIVE PLAN AND 1998 NON-EMPLOYEE DIRECTORS STOCK OPTION PLAN



     The Bristol Board and Bristol, as sole stockholder of BHR, has approved and recommends that Bristol stockholders approve BHR's 1998 Equity Incentive Plan (the "BHR Equity Incentive Plan") and 1998 Non-Employee Directors Stock Option Plan (the "BHR Director Plan"). The BHR Equity Incentive Plan and the BHR Director Plan (collectively, the "BHR Plans") will be approved by Bristol's stockholders if a quorum is present at the Bristol Annual Meeting and the holders of a majority of the shares actually voted at the Bristol Annual Meeting thereon voted for approval of the BHR Plans. If Bristol's stockholders do not approve the BHR Equity Incentive Plan, no awards will be granted under such plan.



     The following summarizes certain significant aspects of the BHR Plans. The summary is not intended to be complete and is subject in all respects to the terms of the BHR Equity Incentive Plan and the BHR Director Plan, a copy of which is set forth as Annex E and F, respectively, to this Joint Proxy Statement/ Prospectus.


  BHR Equity Incentive Plan


     General. In connection with the Spin-Off, BHR will establish the BHR Equity Incentive Plan, effective as of the date of the Spin-Off. The BHR Equity Incentive Plan is intended to be substantially similar to the Bristol 1995 Equity Incentive Plan, under which stock-based awards are currently granted to executive officers and other key employees of Bristol. The BHR Equity Incentive Plan is designed to attract and retain qualified officers and other key employees of BHR. The BHR Equity Incentive Plan authorizes the grant of options to purchase BHR Common Shares ("Stock Options"), stock appreciation rights ("Appreciation Rights"), restricted shares ("Restricted Shares"), deferred shares ("Deferred Shares"), performance shares ("Performance Shares") and performance units ("Performance Units"). Because benefits earned under awards granted under the BHR Equity Incentive Plan may extend over a period of years into the future, the plan is designed so that certain awards would qualify under
Section 162(m) of the Code and BHR would be allowed a tax deduction for certain future compensation over $1 million that could be paid, or otherwise taxable, to persons who are "covered employees" under Section 162(m). "Covered employees" means the employees who, on the last day of the applicable taxable year, are BHR's chief executive officer and the four other highest paid officers. Qualifying performance-based compensation is not subject to this deduction limit if certain requirements are met. The Plan is also designed to comply with revised Rule 16b-3 under the Exchange Act.


     Unless the administration of the BHR Equity Incentive Plan is expressly assumed by the Board of Directors of BHR, the BHR Equity Incentive Plan will be administered by the compensation committee of the Board of Directors, or a subcommittee thereof (the "Committee"), which will determine to whom awards are to be granted and the terms and conditions, including the number of shares and the period of exercisability, thereof. To the extent the BHR Board of Directors assumes administration of the BHR Equity Incentive Plan, the BHR Board of Directors will have all the authority and responsibility described below with respect to the Committee.

     Eligibility. Officers, including officers who are members of BHR's Board of Directors, and other key employees and consultants to BHR and its subsidiaries may be selected by the Committee to receive benefits under the BHR Equity Incentive Plan. The Committee may also make awards under the BHR Equity Incentive Plan to a person who has agreed to commence serving in any such capacity within 90 days of the date of grant.

     Shares Available under the BHR Equity Incentive Plan. Subject to adjustment as provided in the BHR Equity Incentive Plan, the number of BHR Common Shares that may be issued or transferred (a) upon the exercise of Stock Options or Appreciation Rights, (b) as Restricted Shares, (c) as Deferred Shares, (d) in payment of Performance Shares or Performance Units that have been earned, or (e) in payment of dividend equivalents paid with respect to awards made under the Plan may not exceed 5 million in the aggregate, which may be shares of original issuance or treasury shares or a combination thereof. Upon the payment of any option price by the transfer to BHR of BHR Common Shares or upon satisfaction of any withholding amount by means of transfer or relinquishment of BHR Common Shares, only the net number of BHR Common Shares actually issued or transferred by BHR will be deemed to have been issued or transferred under the Plan.



     Limitations on Specific Kinds of Awards. In addition to the general limitation on the number of BHR Common Shares available under the BHR Equity Incentive Plan, the plan specifically limits the number of Restricted Shares that are not conditioned on attainment of Management Objectives (described below) plus the number of Deferred Shares (after taking forfeitures into account) to 1 million in the aggregate, subject to adjustment. Additionally, the BHR Equity Incentive Plan provides for certain specific limits and other requirements in order that awards of Stock Options, Appreciation Rights, Performance Shares and Performance Units may qualify as performance-based compensation for the purpose of Section 162(m) of the Code. No participant may be granted Stock Options and Appreciation Rights, in the aggregate, for more than 750,000 BHR Common Shares during any calendar year, subject to adjustment. Moreover, no participant may receive in any calendar year an award of Restricted Stock conditioned on attainment of Management Objectives, or an award of Performance Shares or Performance Units, having an aggregate maximum value as of their respective dates of grant of more than $250,000.


     Stock Options. The Committee may grant Stock Options that entitle the optionee to purchase BHR Common Shares at a price equal to or greater or less than market value on the date of grant, and the Stock Options may be conditioned on the achievement of specified Management Objectives (described below). The Committee may provide that the option price is payable at the time of exercise
(i) in cash, (ii) by the transfer to BHR of nonforfeitable, unrestricted BHR Common Shares that are already owned by the optionee, (iii) with any other legal consideration the Committee may deem appropriate or (iv) by any combination of the foregoing methods of payment. Any grant may provide for deferred payment of the options price from the proceeds of sale through a broker on the date of exercise of some or all of the BHR Common Shares to which the exercise relates.

     Any grant may provide for automatic grant of reload options upon the exercise of Stock Options, including reload Stock Options, for BHR Common Shares or any other noncash consideration authorized under the BHR Equity Incentive Plan; provided, however, that the term of any reload options shall not extend beyond the term of the Stock Options originally exercised. The Committee has the authority to specify at the time Stock Options are granted that BHR Common Shares will not be accepted in payment of the option price until they have been owned by the optionee for a specified period; however, the BHR Equity Incentive Plan does not require any such holding period and would permit immediate sequential exchanges of BHR Common Shares at the time of exercise of Stock Options.

     Stock Options granted under the BHR Equity Incentive Plan may be Stock Options that are intended to qualify as "incentive stock options" within the meaning of Section 422 of the Code, or Stock Options that are not intended to so qualify. Any grant may provide for the payment of dividend equivalents to the optionee on a current, deferred or contingent basis or may provide that dividend equivalents be credited against the option price.

     No Stock Option may be exercised more than 10 years from the date of grant. Each grant must specify the period of continuous employment with, or continuous engagement of consulting services by, BHR or any subsidiary that is necessary before the Stock Options will become exercisable and may provide for the earlier exercise of the Stock Options in the event of a change of control of BHR or other similar transaction or event. Successive grants may be made to the same optionee regardless of whether Stock Options previously granted to him or her remain unexercised.

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

     Appreciation Rights. Appreciation Rights granted under the BHR Equity Incentive Plan may be either freestanding Appreciation rights or Appreciation Rights that are granted in tandem with Stock Options or any similar rights granted under any other plan of BHR. An Appreciation Right represents the right to receive from BHR up to 100% of the difference (the "Spread") between the base price per BHR Common Share in the case of a free-standing Appreciation Right, or the option price of the related Stock Option or similar right in the case of a tandem Appreciation Right, and the market value of BHR Common Shares on the date of exercise of the Appreciation Right. Tandem Appreciation Rights may only be exercised at a time when the related Stock Options or similar right is exercisable and the Spread is positive, and the exercise of a tandem Appreciation Right must specify a base price, which may be equal to or greater or less than the fair market value of a BHR Common Share on the date of grant, must specify the period of continuous employment, or continuous engagement of consulting services, that is necessary before the Appreciation Right becomes exercisable (except that it may provide for its earlier exercise in the event of a change in control of BHR or other similar transaction or event) and may not be exercised more than 10 years from the date of grant. Successive grants of free-standing Appreciation Rights may be made to the same participant regardless of whether any free-standing Appreciation Rights previously granted to the participant remain unexercised.

     Any grant of Appreciation Rights may specify that the amount payable by BHR upon exercise may be paid in cash, BHR Common Shares or a combination thereof and may (i) either grant to the recipient or retain in the Committee the right to elect among those alternatives or (ii) preclude the right of the participant to receive, and BHR to issue, BHR Common Shares or other equity securities in lieu of cash. In addition, any grant may specify that the Appreciation Right may be exercised only in the event of a change in control of BHR. The Committee may condition the award of Appreciation Rights on the achievement of one or more Management Objectives and may provide with respect to any grant of Appreciation Rights for the payment of dividend equivalents thereon in cash or BHR Common Shares on a current, deferred or contingent basis.

     Restricted Shares. An award of Restricted Shares involves the immediate transfer by BHR to a participant of ownership of a specific number of BHR Common Shares in consideration of the performance of services. The participant is entitled immediately to voting, dividend and other ownership rights in the shares, but the Committee may require that any dividends be automatically deferred and reinvested in additional Restricted Shares. The transfer may be made without additional consideration or for consideration in an amount that is less than the market value of the shares on the date of grant, as the Committee may determine. The Committee may condition the award on the achievement of specified Management Objectives.

     Restricted Shares must be subject to a "substantial risk of forfeiture" within the meaning of Section 83 of the Code for a period to be determined by the Committee. An example would be a provision that the Restricted Shares would be forfeited if the participant ceased to serve BHR as an officer or other salaried employee during a specified period of years. In order to enforce these forfeiture provisions, the transferability of Restricted Shares will be prohibited or restricted in a manner and to the extent prescribed by the Committee on the date of grant. The Committee may provide for a shorter period during which the forfeiture provisions are to apply in the event of a change in control of BHR or other similar transaction or event.

     Deferred Shares. An award of Deferred Shares constitutes an agreement by BHR to deliver BHR Common Shares to the participant in the future in consideration of the performance of services, subject to the fulfillment of such conditions during the deferral period specified by the Committee. During the deferral period, the participant has no right to transfer any rights covered by the award and no right to vote the shares covered by the award. On or after the date of any grant of Deferred Shares, the Committee may authorize the payment of dividend equivalents thereon on a current, deferred or contingent basis in either cash or additional BHR Common Shares. Grants of Deferred Shares may be made without additional consideration or for consideration in an amount that is less than the market value of the shares on the date of grant. Deferred Shares must be subject to a deferral period, as determined by the Committee on the date of grant, except that the Committee may provide for a shorter deferral period in the event of a change in control of BHR or other similar transaction or event.

     Performance Shares and Performance Units. A Performance Share is the equivalent of one BHR Common Share, and a Performance Unit is the equivalent of $1.00. A participant may be granted any number

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

of Performance Shares or Performance Units, which shall be specified in any such grant and may be adjusted to reflect changes in compensation or other factors (unless the adjustment for certain participants would cause an award to lose its Section 162(m) exemption). The participant will be given one or more Management Objectives to meet within a specified performance period. The specified performance period may be subject to earlier termination in the event of a change in control of BHR or other similar transaction or event. A minimum level of acceptable achievement will also be established by the Committee. If the participant has not achieved the Management Objectives but has attained or exceeded the predetermined minimum level of acceptable achievement, the participant will be deemed to have partly earned the Performance Shares and/or Performance Units in accordance with a predetermined formula. To the extent earned, the Performance Shares or Performance Units will be paid to the participant at the time and in the manner determined by the Committee in cash, BHR Common Shares or any combination thereof.


     Management Objectives. The Committee may establish performance objectives for participants who have received awards of Performance Shares or Performance Units or, if so determined, Option Rights, Appreciation Rights, Restricted Shares or dividend credits. Section 162(m) of the Code requires that the BHR Equity Incentive Plan and the performance measures which must be attained to earn compensation under performance-based awards be disclosed to and approved by stockholders prior to the first regularly scheduled meeting of BHR's stockholders that occurs more than 12 months after the date of the spin-off. Such performance measures, or "Management Objectives," may be described either in terms of company-wide objectives or objectives that are related to performance of the individual participant or the division, subsidiary, department or function within BHR or a subsidiary in which the participant is employed. The Management Objectives applicable to any award to a participant who is or is likely to become a "covered employee" within the meaning of Section 162(m) of the Code will be based on specified levels of or growth in one or more of the following criteria: (i) cash flow/net assets ratio; (ii) debt/capital ratio; (iii) return on total capital; (iv) return on equity; (v) earnings per share growth; (vi) revenue growth; and (vii) total return to stockholders.


     If the Committee determines that a change in the business, operations, corporate structure or capital structure of BHR, or the manner in which it conducts its business, or other events or circumstances render the Management Objectives unsuitable, the Committee may modify such Management Objectives or the related minimum acceptable level of achievement, in whole or in part, as the Committee deems appropriate and equitable, except in the case of a "covered employee" where such action would result in the loss of the otherwise available exemption of the award under Section 162(m) of the Code. The Committee will certify that Management Objectives have been met before any payments of participants may be made.

     Transferability. Except as otherwise determined by the Committee, no Stock Option, Appreciation Right or other award under the BHR Equity Incentive Plan is transferable by a participant other than by will or the laws of descent and distribution. Except as otherwise determined by the Committee, only the participant (or the participant's guardian or legal representative in the event of the participant's legal incapacity) may exercise Stock Options or Appreciation Rights during the participant's lifetime.

     The Committee may specify at or after the date of grant that Stock Option, Appreciation Rights, Restricted Shares, Deferred Shares, Performance Shares and Performance Units are transferable by a participant to members of the participant's immediate family, without payment by the transferee, if reasonable prior notice of the transfer was given to BHR, and the transfer was made according to the terms and conditions specified by the Committee or BHR. Any transferee will be subject to the same terms and conditions under the BHR Equity Incentive Plan as apply to the participant.

     The Committee may specify that part or all of the BHR Common Shares that are (i) to be issued or transferred by BHR upon exercise of Stock Options or Appreciation Rights, upon termination of the deferral period applicable to Deferred Shares or upon payment under any grant of Performance Shares or Performance Units or (ii) no longer subject to the substantial risk of forfeiture and restrictions on transfer in the case of Restricted Shares, shall be subject to further restrictions on transfer.

     Adjustments. The number, kind, and price of shares covered by outstanding Stock Options, Appreciation Rights, Deferred Shares and Performance Shares and the prices per share applicable thereto, are subject to adjustment in the event of stock dividends, splits and combinations, changes in capital structure of BHR,
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

mergers, spin-offs, partial or complete liquidation, and similar events. If any such event occurs, the Committee has discretion to substitute for any or all outstanding awards under the Plan such alternative consideration as it, in good faith, may determine to be equitable in the circumstances and may require the surrender of all awards so replaced. The Committee may also make or provide for such adjustments in the numbers of shares available under the BHR Equity Incentive Plan and available for specific kinds of awards under the plan as the Committee may determine appropriate to reflect any such transaction or event.


     Administration and Amendments. All of the members of the Committee, which may not be less than two, are intended at all times to qualify as "non-employee directors" within the meaning of Rule 16b-3; provided, however, that the failure of a member of the Committee to so qualify shall not be deemed to invalidate any award granted by the Committee. In connection with its administration of the BHR Equity Incentive Plan, the Committee is authorized to interpret the BHR Equity Incentive Plan related agreements and other documents. The Committee may make grants to participants under any or a combination of all of the various categories of awards that are authorized under the BHR Equity Incentive Plan and may condition the grant of awards on the surrender or deferral by the participant of the participant's right to receive a cash bonus or other compensation otherwise payable by BHR or a subsidiary of the participant.


     The BHR Equity Incentive Plan may be amended from time to time by the Committee, but without further approval by the stockholders of BHR, no such amendment may increase the aggregate number of BHR Common Shares that may be issued or transferred and covered by outstanding awards or increase the number of shares which may be granted to any participant in any calendar year.

     The Committee may require participants, or permit participants to elect, to defer issuance of shares or the settlement of cash awards and may provide for payment of interest or dividend equivalents on the deferred amounts. The Committee may also condition any award on the surrender or deferral by a participant of his or her right to receive a cash bonus or other compensation.


     Certain Terminations of Employment. If a participant holding (i) a Stock Option or Appreciation Right that is not fully and immediately exercisable, (ii) Restricted Shares where the restrictions on transfer have not yet lapsed, (iii) Deferred Shares where the deferral period is not complete, (iv) Performance Shares or Performance Units that have not been fully earned, or (v) BHR Common Shares distributed under the BHR Equity Incentive Plan and subject to continuing restrictions, terminates employment or consulting service by reason of death, disability, normal retirement, early retirement approved by BHR, entry into public or military service with the consent of BHR or leave of absence approved by BHR, or in the event of hardship or other special circumstances, the Committee may take any action it deems equitable or in BHR's best interest, including waiving or modifying any limitation or requirement with respect to an award.



  BHR Non-Employee Directors Stock Option Plan



     General. In connection with the spin-off, BHR will also establish the BHR Director Plan is intended to encourage outside directors of BHR to own BHR Common Shares and thereby to align their interests more closely with the interests of the other stockholders of BHR, to encourage the highest level of outside director performance by providing such directors with a direct interest in BHR's attainment of its financial goals and to provide financial incentives that will help attract and retain the most qualified outside directors. Only members of BHR's Board of Directors who are not employees of BHR or an employee of a 9% beneficial owner or an affiliate thereof (each an "Eligible Director"), will be eligible to participant in the BHR Director Plan. For purposes of the BHR Director Plan, an "employee" is a person whose compensation from BHR or such 9% beneficial owner, or an affiliate thereof, as the case may be, is subject to withholding under the Code.


     Unless the administration of the BHR Director Plan is expressly assumed by the Board of Directors of BHR, the BHR Director Plan will be administered by a committee (the "BHR Director Plan Committee") of the Board of Directors to be comprised of not less than two directors. The BHR Director Plan Committee will have the power to interpret the BHR Director Plan, to determine all questions thereunder and to adopt and amend rules and regulations for the administration of the BHR Director Plan. Any interpretation, determination or other action made or taken by the BHR Director Plan Committee shall be final, binding and conclusive. Notwithstanding the foregoing, the BHR Director Plan Committee will have no authority, discretion or power to determine the terms or timing of options to be granted under the BHR Director Plan. The members of the BHR Director Plan Committee will not be personally liable for any good faith interpretation, determination or other action with respect to the BHR Director Plan. to the extent the BHR Board of Directors assumes administration of the BHR Equity Incentive Plan, the BHR Board of Directors will have all the authority and responsibility of the Committee with respect to the BHR Director Plan.


     Subject to adjustment as described below, the number of BHR Common Shares issued or transferred, plus the number of shares covered by outstanding options, under the BHR Director Plan may not exceed 500,000. BHR Common Shares covered by an option which is cancelled or terminated will again be available to be issued or to be the subject of a stock option granted under the BHR Director Plan. The BHR Director Plan Committee will make or provide for adjustments to the maximum number of shares issuable pursuant to the BHR Director Plan, the number and kind of BHR Common Shares or other securities that are covered by outstanding options, and the exercise price applicable to outstanding options as the BHR Director Plan Committee will in good faith determine to be equitably required to prevent dilution or expansion of the rights of optionees which would otherwise result from any stock dividend, stock split, combination of shares, recapitalization or other change in the capital structure of BHR, any merger, consolidation, spin-off, split-off, spin-out, split-up, reorganization, partial or complete liquidation or other distribution of assets, issuance of warrants or other rights to purchase securities or any other corporate transaction or event having an effect similar to any of the foregoing.



     Any person who becomes an Eligible Director will automatically receive at such time an option to purchase 25,000 BHR Common Shares at an exercise price per share equal to the market value of a BHR Common Share on the date the individual becomes a director (the options described in this sentence are hereinafter referred to as "Initial Options"). Initial Options will become exercisable to the extent of 34% of the shares covered thereby after the optionee continuously has served as director through the next annual stockholders' meeting immediately following such grant date, and to the extent of an additional 33% of the shares covered thereby in each of next two successive years if the optionee has continuously served as a director in such years. Notwithstanding the foregoing, if an optionee dies or becomes disabled, all Initial Options held by such optionee will become immediately exercisable in full to the extent the Initial Options would have been exercisable had the optionee remained a director through the date of BHR's next annual stockholders' meeting. To the extent exercisable, each Initial Option will be exercisable in whole or in part.



     On the date of the annual meeting of BHR's stockholders in each year, commencing with the 1999 annual meeting, each Eligible Director elected at or continuing his or her term after such meeting automatically will be granted a non-qualified option to purchase 25,000 BHR Common Shares at an exercise price per share equal to the fair market value of a BHR Common Share on such date ("Annual Option"). Annual Options will become exercisable to the extent of 100% of the shares covered thereby on the date of the next annual stockholders' meeting. Notwithstanding the foregoing, if an optionee dies or becomes disabled, all Annual Options held by such optionee will become exercisable in full. To the extent exercisable, each Annual Option will be exercisable in whole or in part.


     The exercise price of stock options granted under the BHR Director Plan may be paid in cash, BHR Common Shares held by the optionee for at least six months, or a combination thereof. The requirement of payment in cash will be deemed to be satisfied if the optionee provides for a broker who is a member of the National Association of Securities Dealers, Inc. to sell a sufficient number of BHR Common Shares being purchased so that the net sales proceeds equal, at least, the exercise price, and such broker agrees to deliver the exercise price to BHR not later than the settlement date of the sale. BHR Common Shares issued pursuant to the BHR Director Plan may be authorized but unissued shares of treasury stock. Fractional shares will not be issued in connection with the exercise of a stock option, and cash in lieu thereof will be paid by BHR. Each Initial Option and Annual Option (each an "Option") will terminate on the earliest to occur of (i) three months after the optionee ceases to serve as a director of BHR for a reason other than the optionee's death or disability, (in one year following the optionee's death or disability, or (iii) five years from the date of grant of the Option.

     Except as otherwise determined by the Committee, Options will not be transferable other than by will or the laws of descent or distribution and will be exercisable during the lifetime of the optionee only by the optionee or, in the event of the optionee's incapacity, by the optionee's guardian or legal representative acting in a fiduciary capacity. The Committee may specify at or after the date of grant that an Option is transferable by a participant to members of the participant's immediate family, without payment by the transferee, if reasonable prior notice of the transfer was given to BHR, and the transfer was made according to the terms and conditions specified by the Committee or BHR. Any transferee will be subject to the same terms and conditions under the BHR Director Plan as apply to the participant.

     The BHR Board of Directors may at any time amend or terminate the BHR Director Plan. Notwithstanding the foregoing, except for the adjustments described above, without the approval of the stockholders of BHR no such amendment will increase the maximum number of shares covered by the BHR Director Plan or materially modify the requirements as to eligibility for participation in the BHR Director Plan. No amendment or termination will adversely affect any outstanding award without the consent of the Director holding such award.

  Federal Income Tax Consequences

     The following is a brief summary of the Federal income tax consequences of certain transactions under the BHR Equity Incentive Plan, and of Options under the BHR Director Plan, based on Federal income tax laws in effect on January 1, 1998. This summary is not intended to be complete and does not describe state or local tax consequences.

     Nonqualified Stock Options and Options under the BHR Director Plan. In general, (i) no income will be recognized by an optionee at the time a nonqualified Stock Option is granted; (ii) at the time of exercise of a nonqualified Stock Option, ordinary income will be recognized by the optionee in an amount equal to the difference between the option price paid for the shares and the fair market value of the shares, if unrestricted, on the date of exercise; and (iii) at the time of sale of shares acquired pursuant to the exercise of a nonqualified Stock Option, appreciation (or depreciation) in value of the shares after the date of exercise will be treated as a capital gain (or loss). This paragraph applies to all Options granted under the BHR Director Plan.

     Incentive Stock Options. No income generally will be recognized by an optionee upon the grant or exercise of an incentive Stock Option. If BHR Common Shares are issued to the optionee pursuant to the exercise of an incentive Stock Option, and if no disqualifying disposition of such shares is made by such optionee within two years after the date of grant or within one year after the transfer of such shares to the optionee, then upon sale of such shares, any amount realized in excess of the option price will be taxed to the optionee as a capital gain and any loss sustained will be a capital loss.

     If BHR Common Shares acquired upon the exercise of an incentive Stock Option are disposed of prior to the expiration of either holding period described above, the optionee generally will recognize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of such shares at the time of exercise (or, if less, the amount realized on the disposition of such shares if a sale or exchange) over the option price paid for such shares. Any further gain (or loss) realized by the participant generally will be taxed as a capital gain (or loss).

     Appreciation Rights. No income will be recognized by a participant in connection with the grant of an Appreciation Right. When the Appreciation Right is exercised, the participant normally will be required to include as taxable ordinary income in the year of exercise an amount equal to the amount of cash received and the fair market value of any unrestricted BHR Common Shares received on the exercise.

     Restricted Shares. The recipient of Restricted Shares generally will be subject to tax at ordinary income rates on the fair market value of the Restricted Shares (reduced by any amount paid by the participant for such Restricted Shares) at such time as the shares are no longer subject to forfeiture or restrictions on transfer for purposes of Section 83 of the Code ("Restrictions"). However, a recipient who so elects under Section 83(b) of the Code within 30 days of the date of transfer of the shares will have taxable ordinary income on the date of transfer of the shares equal to the excess of the fair market value of such shares (determined without regard to the Restrictions) over the purchase price, if any, of such Restricted Shares. If a Section 83(b) election has not been made, any dividends received with respect to Restricted Shares that are subject to the Restrictions generally will be treated as compensation that is taxable as ordinary income to the participant.

     Deferred Shares. No income generally will be recognized upon the award of Deferred Shares. The recipient of a Deferred Share award generally will be subject to tax at ordinary income rates on the fair market value of nonrestricted BHR Common Shares on the date that such shares are transferred to the participant under the award (reduced by any amount paid by the participant for such Deferred Shares).

     Performance Shares and Performance Units. No income generally will be recognized upon the grant of Performance Shares or Performance Units. Upon payment in respect of the earn-out of Performance Shares or Performance Units, the recipient generally will be required to include as taxable ordinary income in the year of receipt an amount equal to the amount of cash received and the fair market value of any nonrestricted BHR Common Shares received.

     Tax Consequences to BHR. To the extent that a participant recognizes ordinary income in the circumstances described above, BHR or subsidiary for which the participant performs services will be entitled to a corresponding deduction provided that, among other things, the income meets the test of reasonableness, is an ordinary and necessary business expense, is not an "excess parachute payment" within the meaning of Section 280G of the Code and is not disallowed by the $1 million limitation on certain executive compensation under
Section 162(m) of the Code.

                       MANAGEMENT AND OWNERSHIP OF FELCOR

PRINCIPAL STOCKHOLDERS OF FELCOR

  Security Ownership of Certain Beneficial Owners of FelCor

     The following table sets forth information, as of March 31, 1998, regarding each person known to FelCor to be the beneficial owner of more than five percent (5%) of the FelCor Common Shares. Unless otherwise indicated, such FelCor Common Shares are owned directly and the indicated person has sole voting and investment power with respect thereto.

                                                              AMOUNT AND
                                                              NATURE OF
                      NAME AND ADDRESS                        BENEFICIAL      PERCENT OF
                    OF BENEFICIAL OWNER                       OWNERSHIP        CLASS(1)
                    -------------------                       ----------      ----------
Franklin Resources, Inc.....................................  4,426,800(2)       11.7%
  777 Mariners Island Blvd.
  San Mateo, California 94404
FMR Corp....................................................  3,182,956(3)        8.7%
  82 Devonshire Street
  Boston, Massachusetts 02109

---------------

(1) Based upon 36,591,080 shares outstanding as of March 31, 1998.

(2) Based solely upon information contained in Schedule 13G, dated January 16, 1998. Franklin Resources, Inc. reported that, through its subsidiaries, it has sole voting and dispositive power with respect to 4,302,072 shares. Includes 1,446,601 FelCor Common Shares issuable upon conversion of 1,866,100 FelCor Series A Preferred Shares.

(3) Based solely upon information contained in Schedule 13G, dated February 14, 1998. FMR Corp. reported that, through its subsidiaries, it had sole dispositive power with respect to such shares and sole voting power with respect to 566,070 of such shares.

  Security Ownership of Management of FelCor

     The following table sets forth the beneficial ownership of FelCor Common Shares and FelCor Series A Preferred Shares, as of March 31, 1998, by (i) each director and director nominee, (ii) each FelCor Named Executive Officer and
(iii) all directors and executive officers as a group. Unless otherwise indicated, such FelCor Common Shares and FelCor Series A Preferred Shares are owned directly and the indicated person has sole voting and investment power.

                                            AMOUNT AND                       AMOUNT AND
                                             NATURE OF                       NATURE OF
                                            BENEFICIAL        PERCENT        BENEFICIAL       PERCENT
                 NAME OF                   OWNERSHIP OF          OF         OWNERSHIP OF         OF
            BENEFICIAL OWNER               COMMON SHARES      CLASS(1)    PREFERRED SHARES    CLASS(1)
            ----------------               -------------      --------    ----------------    --------
Hervey A. Feldman........................      524,515(2)(3)    1.4%            3,000(10)         *
Thomas J. Corcoran, Jr...................      534,615(2)(4)    1.5%            3,000             *
Richard S. Ellwood.......................        6,000            *                 0             0
Richard O. Jacobson......................       15,000            *                 0             0
Charles A. Ledsinger, Jr.................          375            *                 0             0
Charles N. Mathewson.....................      609,777(5)       1.7%           90,000(11)       1.5%
Thomas A. McChristy......................       47,400(6)         *                 0             0
Lawrence D. Robinson.....................       50,500(7)         *                 0             0
William S. McCalmont.....................       23,500(8)         *                 0             0
William P. Stadler.......................       13,577(9)         *               100             *
All executive officers and directors as a
  group (12 persons).....................    1,576,464          4.3%           96,100           1.6%

---------------

  *  Represents less than 1% of the outstanding shares of such class.

 (1) Based upon 36,591,080 shares outstanding as of March 31, 1998.

 (2) Includes 294,915 shares issuable to FelCor, Inc. upon exercise of redemption rights with respect to FelCor Operating Partnership Units issued to it in connection with the FelCor IPO. Messrs. Feldman and Corcoran are the sole stockholders and directors of FelCor, Inc. and each may be deemed to own beneficially all of the FelCor Operating Partnership Units owned by FelCor, Inc. Also includes (i) an aggregate of 33,000 shares issued pursuant to stock grants (9,000 in February 1995, 9,000 in December 1995, and 15,000 in February 1997), which shares vest over a five-year period from the date of grant at the rate of 20% per year and of which 167,200 shares are fully vested, (ii) 167,200 shares issuable pursuant to currently exercisable stock options, and (iii) 2,325 shares issuable upon the conversion of 3,000 FelCor Series A Preferred Shares. Does not include 283,800 shares issuable to Mr. Feldman and 333,800 shares issuable to Mr. Corcoran pursuant to outstanding stock options which are not currently exercisable.

 (3) Includes 200 shares owned of record by Mr. Feldman's minor children.

 (4) Includes 300 shares owned of record by Mr. Corcoran's minor children.

 (5) Includes 540,009 shares issuable to or for the benefit of Mr. Mathewson upon exercise of redemption rights with respect to FelCor Operating Partnership Units, which represents Mr. Mathewson's pro rata interest in FelCor Operating Partnership Units issued in connection with the FelCor IPO to partnerships in which Mr. Mathewson is a limited partner. Also includes 69,768 shares issuable upon conversion of 90,000 FelCor Series A Preferred Shares.

 (6) Includes 38,000 shares owned of record by the T.A. McChristy Living Trust, over which Mr. McChristy has sole investment and voting power, and 4,400 shares owned of record by his spouse's individual retirement account.

 (7) Includes (i) 14,500 shares issued pursuant to stock grants, which shares vest over a five-year period from the date of grant at the rate of 20% per year and of which 2,900 shares are fully vested, and (ii) 22,000 shares issuable pursuant to currently exercisable stock options. Does not include 148,000 shares issuable pursuant to outstanding stock options which are not currently exercisable.

 (8) Represents (i) 5,000 shares issued in August 1996 pursuant to a stock grant, which shares were fully vested prior to the termination of Mr. McCalmont's employment on October 31, 1997, and (ii) 18,500 shares issuable pursuant to currently exercisable stock options. Does not include shares covered by stock grants or stock options which were forfeited or expired upon the termination of Mr. McCalmont's employment with FelCor.

 (9) Represents (i) 2,500 shares issued in July 1995 pursuant to a stock grant, which shares vest over a five-year period from the date of grant at the rate of 20% per year of which 1,000 shares are fully vested, (ii) 12,000 shares issuable pursuant to currently exercisable stock options and (iii) 77 shares issuable upon conversion of 100 FelCor Series A Preferred Shares. Does not include 38,000 shares issuable pursuant to outstanding stock options which are not currently exercisable.

(10) Includes 1,000 shares owned by Mr. Feldman's spouse and 1,000 shares owned by trust for the benefit of his minor children.

(11) Represents shares owned of record by the Charles M. Mathewson Trust.

  Compliance with Section 16(a) of the Securities Exchange Act of 1934

     Section 16(a) of the Exchange Act requires officers and directors, and persons who beneficially own more than ten percent (10%) of any class of FelCor's stock, to file initial reports of ownership and reports of changes in ownership with the Securities and Exchange Commission ("SEC"). Officers, directors and greater than ten percent (10%) beneficial owners are required by SEC regulations to furnish FelCor with copies of all Section 16(a) forms they file.

     Based solely on a review of the copies furnished to FelCor and representations from the officers and directors, FelCor believes that all
Section 16(a) filing requirements for the year ended December 31, 1997 applicable to its officers, directors and greater than ten percent (10%) beneficial owners were satisfied.

     Based on written representations from the officers and directors, FelCor believes that no Form 5 for any director, officer or greater than ten percent (10%) beneficial owner was required to be filed with the SEC for the period ended December 31, 1997.

CURRENT EXECUTIVE OFFICERS OF FELCOR

     The executive officers of FelCor, their respective ages, positions held and tenure as officers are as follows:

                                                                          OFFICER OF THE
              NAME                AGE       POSITION(S) HELD FELCOR       COMPANY SINCE
              ----                ---       -----------------------       --------------
Hervey A. Feldman(1)............  60    Chairman of the Board                  1994
Thomas J. Corcoran, Jr..........  49    President and Chief Executive          1994
                                        Officer
Randall L. Churchey.............  37    Senior Vice President, Chief           1997
                                        Financial Officer and Treasurer
Lawrence D. Robinson............  54    Senior Vice President, General         1996
                                        Counsel and Secretary
William P. Stadler..............  43    Senior Vice President, Director        1995
                                        of Corporate Acquisitions
Jack Eslick.....................  46    Vice President, Director of            1996
                                        Asset Management
June H. McCutchen...............  47    Vice President, Director of            1995
                                        Design and Construction
Larry J. Mundy..................  47    Vice President, Director of            1998
                                        Hotel Acquisitions

---------------

(1) Mr. Feldman will resign as Chairman of the Board and will become Chairman Emeritus following the FelCor Annual Meeting.

  Business Experience of Executive Officers


     Information concerning the business experience of Mr. Corcoran is provided under the section captioned "Other FelCor Annual Meeting Proposals -- Election of FelCor Directors."


     Hervey A. Feldman is the Chairman of the Board of FelCor and has served in that capacity since its formation in May 1994. He is also a co-founder of FelCor, Inc. and has served as its Chairman since its formation in 1991. Prior to that time, he held executive positions with Embassy Suites, Inc., serving as its Chairman of the Board from June 1990 until January 1992, and as its President and Chief Executive Officer from the founding of that company in January 1983 to April 1990. Prior to 1990, Mr. Feldman had spent over 25 years in the hotel industry, including serving in various management positions with Brock Hotel Corporation during a period when that company was one of the largest franchisees of Holiday Inn hotels in the U. S.; as Executive Vice President for North American Development of Holiday Inns, Inc.; and President and Chief Executive Officer of Brock Residence Inns, Inc., which founded the extended-stay, all-suite chain now known as Residence Inns by Marriott.

     Randall L. Churchey has served as Senior Vice President, Chief Financial Officer and Treasurer of FelCor since November 1997. For approximately 15 years prior to joining FelCor, Mr. Churchey held various positions with Coopers & Lybrand, L.L.P. Most recently, Mr. Churchey served as the Chairman of the Hospitality and Real Estate Practice of that firm for the Southwestern United States.

     Lawrence D. Robinson has served as Senior Vice President, General Counsel and Secretary of FelCor since May 1996. From 1972 to 1989, Mr. Robinson was a partner in the Kansas City based law firm of Stinson, Mag & Fizzell, for which he founded and managed a Dallas, Texas office from 1982 to 1989. From 1989 through April 1996, Mr. Robinson was a partner in the Houston based law firm of Bracewell & Patterson, L.L.P., where he served as the managing partner of its Dallas office until 1992, as the head of that office's corporate and securities law section and as chairman of its firmwide hospitality group.

     William P. Stadler began his employment with FelCor in July 1995 as Vice President, Director of Acquisition and Development. On January 14, 1998, Mr. Stadler was promoted to Senior Vice President, Director of Corporate Acquisitions. Mr. Stadler has over 17 years of experience in hotel acquisition and development, having served as Vice President Development for Coastal Hotel Group from 1994 until he joined FelCor in 1995, as Vice President-Development for Embassy Suites, Inc. from 1992 to 1994, as Senior Vice President-Development for Landmark Hotels, Inc. from 1989 to 1991 and as Vice President-Development for Marriott Corporation from 1985 to 1989.

     Jack Eslick joined FelCor in April 1996 as its Vice President, Director of Asset Management. Mr. Eslick has over 20 years experience in hotel operations. From April 1991 until he joined FelCor, Mr. Eslick served as Vice President of Operations of Promus, where he had direct responsibility for all operations in a region that grew from 14 hotels to 26 hotels. Prior to April 1991, he served in various capacities with Holiday Inns, Inc., including serving as general manager of various hotels and as a Regional Director of Operations.

     June H. McCutchen joined FelCor in October 1995 as Vice President, Director of Design and Construction. Her most recent experience was as Account Executive for Hospitality Restoration & Builders, Inc. since 1994. From 1992 to 1994 she was Project Manager for American General Hospitality, Inc. where she managed all capital improvement work for over 35 properties. Prior to 1992, Ms. McCutchen was Project Manager for Hilton Hotels, Inc. from 1987 to 1992, and prior to 1987, she served as design coordinator and purchasing manager for Embassy Suites, Inc.

     Larry J. Mundy joined FelCor in January 1998 as Vice President, Director of Hotel Acquisitions. From 1995 until he joined FelCor he was Vice President of Franchise Development for Motel 6. From 1987 to 1995 he was Vice President of Development in the South/Southeast for Hilton Hotels and prior to 1987 he served as corporate counsel for Residence Inns and Embassy Suites.

     The officers of FelCor are elected annually by the FelCor Board at a meeting held following each annual meeting of stockholders, or as soon thereafter as necessary and convenient in order to fill vacancies or newly created offices. Each officer holds office until his successor is duly elected and qualified or until his death, resignation or removal, if earlier. Any officer or agent elected or appointed by the FelCor Board may be removed by the FelCor Board whenever in its judgment the best interests of FelCor will be served thereby, but such removal shall be without prejudice to the contractual rights, if any, of the person so removed.

     There are no family relationships among the executive officers. There are no arrangements or understandings between any officer and any other person pursuant to which that officer was selected.

CERTAIN TRANSACTIONS RELATING TO FELCOR

  Relationships with DJONT


     All of the voting Class A membership interest in DJONT (representing a 50% equity interest) is owned by FelCor, Inc., which is owned by Hervey A. Feldman and Thomas J. Corcoran, Jr., the current Chairman of the Board and Chief Executive Officer of FelCor, respectively. All of the non-voting Class B membership interest in DJONT (representing the remaining 50% equity interest) is owned by RGC Leasing, Inc., a Nevada corporation owned by the children of Charles N. Mathewson, a director of FelCor. Mr. Feldman and Mr. Corcoran are also officers and directors of DJONT. FelCor and the FelCor Operating Partnership have entered into transactions with DJONT, as discussed below under the captions "-- the Percentage Leases" and "-- Sharing of Offices and Employees."


  The Percentage Leases


     The FelCor Operating Partnership and DJONT have entered into the Percentage Leases, generally with terms of 10 to 15 years, relating to each hotel in which FelCor owns an interest. Pursuant to the terms of the Percentage Leases, DJONT is required to pay rent and certain other additional charges to the FelCor Operating Partnership, and is entitled to all profits from the operation of the hotels leased by it after the payment of operating, management and other expenses. Lease rent paid by DJONT, to the FelCor Operating Partnership and/or unconsolidated entities under the Percentage Leases totaled approximately $217.0 million for the year ended December 31, 1997.


  Sharing of Offices and Employees


     FelCor shares its executive offices and certain employees with FelCor, Inc. and DJONT, and each company bears its share of the costs thereof, including an allocated portion of the rent, salaries of certain personnel (other than Messrs. Feldman and Corcoran), office supplies, telephones and depreciation of office furniture, fixtures and equipment. Any such allocation of shared expenses to FelCor must be approved by a majority of the Independent Directors. During 1997, FelCor paid approximately $1.3 million (approximately 38%) of the allocable expenses under this agreement. Mr. Feldman is a director and the Chairman of the Board of FelCor and a manager and the Chairman of DJONT. Mr. Corcoran is a director and the President and Chief Executive Officer of FelCor and a manager and the President of DJONT. The salaries paid to Messrs. Feldman and Corcoran by FelCor are borne solely by FelCor and are not allocated to DJONT. Messrs. Feldman and Corcoran receive no other salaries.


  Employment Agreements

     FelCor has entered into employment agreements with each of Messrs. Feldman and Corcoran. See "-- Executive Compensation -- Employment Agreements."

  Compensation of Director for Special Services

     In connection with FelCor's acquisition, during February 1997, of interests in 10 hotels at an aggregate cost of approximately $139 million (including FelCor's share of certain assumed indebtedness), Mr. Richard S. Ellwood, an Independent Director of FelCor, was paid a one-time fee in the amount of $200,000 for his services in facilitating this transaction.

FELCOR'S EXECUTIVE COMPENSATION

     The following table sets forth information, for the fiscal years ended December 31, 1997, 1996 and 1995, regarding the compensation of FelCor's Chief Executive Officer and the four other most highly compensated executive officers during 1997 ("FelCor Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                         LONG TERM
                                                                                       COMPENSATION
                                                   ANNUAL COMPENSATION           -------------------------
                                           -----------------------------------                  SECURITIES
                                                                  OTHER ANNUAL    RESTRICTED    UNDERLYING    ALL OTHER
                                                                  COMPENSATION      STOCK        OPTIONS/    COMPENSATION
  NAME AND PRINCIPAL POSITION     YEAR     SALARY($)   BONUS($)       ($)        AWARDS($)(4)    SARS(#)       ($)(13)
  ---------------------------     ----     ---------   --------   ------------   ------------   ----------   ------------
Thomas J. Corcoran, Jr..........  1997      200,000    250,000        None         525,000(5)    201,000(12)    14,250
  President and Chief             1996      123,240       None        None            None          None         4,875
  Executive Officer               1995      120,000       None        None         194,625(6)    150,000         4,875
                                                                                   243,000(7)
Hervey A. Feldman...............  1997      150,000       None        None         525,000(5)    151,000(12)     9,000
  Chairman of the Board           1996      123,240       None        None            None          None         4,875
                                  1995      120,000       None        None         194,625(6)    150,000         4,875
                                                                                   243,000(7)
Lawrence D. Robinson............  1997      115,500     47,500        None          87,500(8)     70,000(12)      None
  Senior Vice President           1996(2)    66,667       None        None         349,500(9)    100,000          None
  General Counsel
William S. McCalmont............  1997      140,291     34,500        None            None        20,000(12)    38,733
  Senior Vice President           1996       67,708       None        None         457,500(10)    92,500        55,524
  Chief Financial Officer(1)
William P. Stadler..............  1997       99,383    115,000        None            None        25,000(12)    14,250
  Vice President, Director        1996       79,020    100,000        None            None          None         4,875
  of New Development              1995(3)    34,125     45,000        None          66,100(11)    25,000         2,438

---------------

 (1) Mr. McCalmont was employed as FelCor's Chief Financial Officer from August 14, 1996 until October 31, 1997. The information for 1996 includes compensation only during the period from August 14, 1996 through December 31, 1996 and for 1997 includes compensation through the date of his resignation.

 (2) Includes compensation only during the period from the date of commencement of Mr. Robinson's employment (May 1996) through December 31, 1996.

 (3) Includes compensation only during the periods from the date of commencement of Mr. Stadler's employment (July 1995) through December 31, 1995.

 (4) An aggregate of 37,500 shares of restricted stock were awarded in the 1997 fiscal year. An aggregate of 35,000 of these restricted stock grants vest over a five-year period and 2,500 shares vest fully within two months of issuance. Holders of restricted stock are entitled to vote and receive dividends on such shares from the date of grant. The amount reported in this table represents the market value of the shares awarded on the date of grant, determined by the closing price of the FelCor Common Shares on such date, without giving effect to the diminution of value attributable to the restrictions on such stock. As of December 31, 1997, the aggregate unvested restricted stock holdings by the Named Executive Officers consisted of 65,200 shares as set forth below, with a then current aggregate market value, determined in the same manner as of December 31, 1997, of $1,924,000, as follows: Mr. Corcoran (25,800 shares, $758,604 value); Mr. Feldman (25,800 shares, $758,604 value); Mr. Robinson (12,100 shares, $367,132 value); and Mr. Stadler (1,500 shares, $39,660 value).

 (5) Represents an award of 15,000 shares of restricted stock on February 19, 1997 which become vested over a five-year period at the rate of 20% per year. The value is based upon the closing price of the FelCor Common Shares on the date of grant of $35.00 per share.

 (6) Represents an award of 9,000 shares of restricted stock on February 16, 1995 which becomes vested over a five-year period at the rate of 20% per year. The value is based upon the closing price of the FelCor Common Shares on the date of grant of $21.625 per share.

 (7) Represents an award of 9,000 shares of restricted stock as of December 15, 1995, which become vested over a five-year period from the date of grant at the rate of 20% per year. The value is based upon the closing price of the FelCor Common Shares on the date of grant of $27.00 per share.

 (8) Represents an award of 2,500 shares of restricted stock as of February 19, 1997, which become vested over a five-year period from the date of grant at the rate of 20% per year. The value is based upon the closing price of the FelCor Common Shares on the date of grant of $35.00 per share.

 (9) Represents an award of 12,000 shares of restricted stock as of May 1, 1996 which become vested over a five-year period from the date of grant at the rate of 20% per year. The value is based upon the closing price of the FelCor Common Shares on the date of grant of $29.125 per share.

(10) Represents an award of 15,000 shares of restricted stock as of August 14, 1996 of which 2,500 shares vested on January 1, 1997 and 2,500 shares vested on August 14, 1997. The unvested shares were forfeited upon the termination of Mr. McCalmont's employment on October 31, 1997. The value is based upon the closing price of the FelCor Common Shares on the date of grant of $30.50 per share.

(11) Represents an award of 2,500 shares of restricted stock on July 24, 1995 which become vested over a five-year period at the rate of 20% per year. The value is based upon the closing price of the FelCor Common Shares on the date of grant of $26.44 per share.

(12) Represent shares purchasable pursuant to options granted in 1997. See "-- Option Grants" below.

(13) These amounts represent FelCor's contributions to FelCor's employee savings and investment plan in the amount of up to $14,250 to each executive officer and, in the case of Mr. McCalmont, a moving allowance of $77,382 paid to Mr. McCalmont in connection with the commencement of his employment with FelCor, $26,733 of which was paid in 1997.

     The executive officers receive health and disability insurance benefits which do not exceed 10% of their respective salaries. These benefits are also provided to all other employees of FelCor.

  Option Grants

     The following table sets forth information regarding grants of stock options to the FelCor Named Executive Officers during the 1997 fiscal year. The options were granted pursuant to either FelCor's 1994 Restricted Stock and Stock Option Plan (the "FelCor 1994 Plan") or the 1995 Restricted Stock and Stock Option Plan (the "FelCor 1995 Plan"). No stock appreciation rights ("SARs") were granted during the 1997 fiscal year.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                    INDIVIDUAL GRANTS
                           -------------------------------------------------------------------    POTENTIAL REALIZABLE VALUE AT
                           NUMBER OF     % OF TOTAL                                                  ASSUMED ANNUAL RATE OF
                           SECURITIES     OPTIONS                    MARKET PRICE                 STOCK PRICE APPRECIATION FOR
                           UNDERLYING    GRANTED TO    EXERCISE OR     ON DATE                             OPTION TERM
                            OPTIONS     EMPLOYEES IN   BASE PRICE      OF GRANT     EXPIRATION   -------------------------------
          NAME             GRANTED(#)   FISCAL YEAR     ($/SHARE)     ($/SHARE)        DATE       0%($)      5%($)      10%($)
          ----             ----------   ------------   -----------   ------------   ----------   -------   ---------   ---------
Thomas J. Corcoran, Jr.      46,000         6.2%          29.50         35.00        2/19/07     253,000   3,979,520   5,532,925
                             30,000         4.0%          35.50         35.00        2/19/07           0   2,775,339   3,788,430
                             10,000         1.3%          35.00         35.00        2/19/07           0     920,113   1,257,810
                             65,000         8.8%          36.63         36.63        6/24/07           0   6,259,267   8,556,521
                             50,000         6.7%          37.56         37.56        8/13/07           0   4,937,064   6,749,048
Hervey A. Feldman            46,000         6.2%          29.50         35.00        2/19/07     253,000   3,979,520   5,532,925
                             30,000         4.0%          35.50         35.00        2/19/07           0   2,775,339   3,788,430
                             10,000         1.3%          35.00         35.00        2/19/07           0     920,113   1,257,810
                             65,000         8.8%          36.63         36.63        6/24/07           0   6,259,267   8,556,521
Lawrence D. Robinson         10,000         1.3%          35.00         35.00        2/19/07           0     920,113   1,257,810
                             10,000         1.3%          36.63         36.63        6/24/07           0     962,964   1,316,388
                             50,000         6.7%          37.56         37.56        8/13/07           0   4,937,064   6,749,048
William S. McCalmont         10,000         1.3%          35.00         35.00        2/19/07(1)        0           0           0
                             10,000         1.3%          36.63         36.63        6/24/07(1)        0           0           0
William P. Stadler           10,000         1.3%          35.00         35.00        2/19/07           0     920,113   1,257,810
                              5,000         0.7%          36.63         36.63        6/24/07           0     481,482     658,194
                             10,000         1.3%          37.56         37.56        8/13/07           0     987,413   1,349,810

---------------

(1) All of the options awarded to Mr. McCalmont during 1997 expired upon the termination of his employment on October 31, 1997.

     Each of the aforementioned options becomes exercisable over a five year period, with 20% of the total number of shares covered thereby becoming exercisable on each of the first five anniversaries of the date of grant, and expires on the tenth anniversary of the date of grant.

     The unexpired stock options to purchase FelCor Common Shares held by the FelCor Named Executive Officers of FelCor at December 31, 1997 are summarized in the following table:

                         FISCAL YEAR END OPTION VALUES

                                         NUMBER OF SECURITIES
                                        UNDERLYING UNEXERCISED           VALUE OF UNEXERCISED
                                              OPTIONS AT               IN-THE-MONEY OPTIONS AT
                                          DECEMBER 31, 1997              DECEMBER 31, 1997(1)
                                     ----------------------------    ----------------------------
               NAME                  EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
               ----                  -----------    -------------    -----------    -------------
Thomas J. Corcoran, Jr.............    150,000         351,000       $1,822,500      $1,946,000
Hervey A. Feldman..................    150,000         301,000        1,822,500       1,946,000
Lawrence D. Robinson...............     20,000         150,000          127,600         515,400
William S. McCalmont...............     18,500               0(2)        92,500               0(2)
William P. Stadler.................     10,000          40,000           90,600         140,900

---------------

(1) Based on the difference between the option exercise price and the closing sales prices for the FelCor Common Shares on the NYSE for December 31, 1997, which was $35.50 per share.

(2) Mr. McCalmont's unvested options expired upon the termination of his employment.

  Employment Agreements

     FelCor has entered into employment agreements with each of Messrs. Feldman and Corcoran (each an "Employment Agreement") that will continue in effect until December 31, 1999 and automatically be renewed for successive one year terms, unless otherwise terminated. Pursuant to such Employment Agreements, Mr. Feldman serves as Chairman of the Board, and Mr. Corcoran serves as President and Chief Executive Officer, of FelCor. Each was paid a base salary of $10,000 per month in 1995 and $10,270 per month in 1996, and in 1997, Mr. Feldman received $12,500 per month and Mr. Corcoran received $16,667 per month. Effective January 1, 1998, Mr. Feldman is to receive $12,500 per month and Mr. Corcoran is to receive $20,833 per month. In connection with Mr. Feldman's retirement from his position as Chairman of the Board, effective upon the FelCor Annual Meeting, the Compensation Committee has determined to continue to provide compensation to Mr. Feldman under his Employment Agreement at the rate of $12,500 per month through the end of its term on December 31, 1999. The Compensation Committee of the FelCor Board may provide for additional compensation as a bonus should it determine, in its discretion, based on merit, FelCor's anticipated financial performance and other criteria, that such additional compensation is appropriate. FelCor maintains a comprehensive medical plan for the benefit of Messrs. Feldman and Corcoran and their dependents.

  Savings Plan

     FelCor has established an employee savings and investment plan ("Savings Plan") covering substantially all employees, including executive officers. The Savings Plan is designed to qualify under Section 401(k) of the Code. Each participant has the option to defer taxation of a portion of his or her earnings by directing FelCor to contribute a percentage of such earnings to the Savings Plan. A participant may direct a minimum of 1% and a maximum of 20% of eligible pre-tax earnings to the Savings Plan, subject to certain limitations set forth in the Code. Participants may also elect after-tax contributions to the Savings Plan in an amount not to exceed 10% of his or her eligible earnings. A participant's contributions become distributable upon the termination of his or her employment for any reason. The participants are fully vested at all times in all amounts contributed by them to the Savings Plan.

  Restricted Stock and Stock Option Plans

     FelCor has adopted the FelCor 1994 Plan and the FelCor 1995 Plan (collectively, the "Stock Plans"). The Stock Plans were adopted to provide incentives to attract and retain Independent Directors, executive officers and key employees. The Stock Plans are administered by the Compensation Committee or, in the case of grants to Independent Directors, by the FelCor Board. The Compensation Committee generally has the authority, within limitations set forth in the Stock Plans, (i) to establish rules and regulations concerning the Stock Plans, (ii) to determine the persons to whom Options (as defined below) and Restricted Stock (as defined below) may be granted, (iii) to fix the number of FelCor Common Shares to be covered by each Option and the number of Restricted Shares granted, and (iv) to set the terms and provisions of each grant of Options or Restricted Shares to be granted. The summary of the Stock Plans set forth below is qualified in its entirety by reference to the text of the Stock Plans.

     The Stock Plans provide for the grant of stock options to purchase a specified number of shares of Common Stock ("Options") or grants of restricted shares of FelCor Common Shares ("Restricted Shares"). Under the FelCor 1994 Plan the total number of shares originally available for grant was equal to 450,000 FelCor Common Shares, of which not more than 50,000 shares were to be grants of Restricted Shares. Of the FelCor Common Shares, originally available under the FelCor 1994 Plan, 433,500 shares were designated for grant to the officers and employees of FelCor, of which 33,500 shares could be granted as Restricted Shares. The remaining 16,500 FelCor Common Shares were designated for grant to Independent Directors, all of which shares could be granted as Restricted Shares. At March 10, 1998, there were no shares remaining available for the grant of options to officers and eligible employees of FelCor and 2,500 shares remaining available for grants to independent directors of FelCor under the FelCor 1994 Plan. Under the FelCor 1995 Plan, the total number of shares originally available for grant was equal to 1,200,000 FelCor Common Shares which was subsequently amended to 1,500,000 FelCor Common Shares, of which not more than

133,333 shares could be grants of Restricted Shares. Of the FelCor Common Shares originally available under the amended FelCor 1995 Plan, 1,450,000 shares were designated for grants to the officers and eligible employees of FelCor, of which 83,333 shares could be granted as Restricted Shares. The remaining 50,000 FelCor Common Shares were designated for grant to the Independent Directors, of which 50,000 shares could be granted as Restricted Shares. At March 10, 1998, there remained available under the FelCor 1995 Plan only 65,167 shares available for grants of options and 17,833 shares available for grants of Restricted Shares to officers and eligible employees of FelCor. All of the 150,000 shares originally available for grants to independent directors remained available. Upon the occurrence of certain extraordinary events, the FelCor Board or the Compensation Committee may make such adjustments in the aggregate number and kind of shares reserved for issuance, the number of shares and kind covered by outstanding awards and the exercise prices specified therein as may be determined to be appropriate.

     Participants in the Stock Plans, who may be directors, officers or employees of FelCor, its subsidiaries (including the FelCor Operating Partnership) or designated affiliates, are selected by the Compensation Committee.

     The Compensation Committee may amend any award granted, prospectively or retroactively. No such amendment may impair the rights of any participant under any award without the consent of that participant (except for any amendment made to cause the plan to qualify for an exemption provided by Rule 16b-3 under the Exchange Act).

     Options granted under the Stock Plans may be incentive stock options ("ISOs") under Section 422 of the Code or non-qualified options, at the discretion of the Compensation Committee, provided that no Independent Director may receive a grant of ISOs. The Stock Plans provide that the exercise price of an Option will be fixed by the Compensation Committee on the date of grant; however, the exercise price of an ISO must be not less than the fair market value of a share of FelCor Common Shares on the date of the grant. Any ISOs granted to such participants also must expire within ten years from the date of adoption of the Stock Plans. Moreover, Options granted under either Stock Plan will not be ISOs to an individual participant to the extent that the aggregate fair market value of the FelCor Common Shares with respect to which such Options under the respective Stock Plan (or under any other plan maintained by FelCor or a subsidiary thereof) first become exercisable by such participant in any year exceeds $100,000. No Options shall be granted under the FelCor 1994 Plan on or after March 31, 2004, or under the FelCor 1995 Plan on or after November 1, 2005.

     No Option may be exercised within six months after the date of grant or in such circumstances where exercise would violate Federal or State securities laws. Options will be non-transferable and non-assignable; provided, however, that the estate of a deceased holder can exercise Options. Options generally will be exercisable by the holder thereof subject to terms fixed by the Compensation Committee. The right of any participant to exercise an Option may not be transferred in any way other than by will or the laws of descent and distribution.

     Grants of Restricted Shares under the Stock Plans are subject to the terms and conditions imposed by the Compensation Committee. Except for such restrictions on transfer as the Compensation Committee may impose, the participants have all the rights of a holder of FelCor Common Shares as to such Restricted Shares including the right to vote the shares and the right to receive any cash distributions. Except as provided by the Compensation Committee at the time of grant or otherwise, upon a termination of employment for any reason during the Restriction Period, all unvested shares will be forfeited by the participant.

     The Stock Plans may be terminated and may be modified or amended by the FelCor Board at any time; however, (i) any modification or amendment either increasing the aggregate number of shares which may be issued under Options, increasing materially the benefits accruing to participants under the Stock Plans or materially modifying the requirements as to eligibility to receive Options is subject to stockholder approval within one year of the adoption of such amendment; and (ii) no such termination, modification or amendment of the Stock Plans will alter or affect the terms of any then outstanding Options or Restricted Shares without the consent of the holders thereof.

  Other Future Plans and Agreements

     The FelCor Board authorized, in March 1998, the adoption of a deferred compensation plan for its executives. The plan would be funded at the individual option of each executive using compensation otherwise payable to such executive and would not require any contributions by FelCor. The FelCor Board also authorized individual severance agreements with certain of its executive officers. These agreements would have the effect of requiring substantial severance payments to the executive upon any hostile change of control and may tend to discourage any attempt to takeover FelCor, even though a takeover may be beneficial to FelCor's stockholders.

REPORT OF COMPENSATION COMMITTEE ON FELCOR EXECUTIVE COMPENSATION

     The Compensation Committee of the FelCor Board is currently comprised of Messrs. Ellwood, Jacobson, Ledsinger and McChristy, none of whom is or was an employee or officer of FelCor. Mr. Ellwood serves as the Chairman of the Committee. The Compensation Committee is authorized to determine the compensation of FelCor's executive officers, administer FelCor's employee benefit plans, including determining the terms and conditions of the benefits and the recipients thereof in accordance with the plans, review all existing and proposed employee benefit plans and advise the FelCor Board regarding the results and benefits thereof, and perform such other functions as necessary, advisable or appropriate in the efficient discharge of its duties.

  Compensation Philosophy

     The Compensation Committee works with senior management to develop and implement FelCor's executive compensation philosophy and the policies upon which the Committee's decisions are based. Generally, FelCor's philosophy regarding executive compensation is to provide a base cash compensation level that is at or below the average of other equity hotel REITs, and to provide additional incentive compensation, in the form of cash bonuses and grants of options and restricted stock, based upon the realization of stated objectives, such as hotel acquisitions, financings and renovations, improvements in funds from operations and other similar criteria linked to realized or anticipated improvements in total stockholder return. No variation from the standard terms of grants of options or restricted stock may be made without prior Compensation Committee approval. FelCor believes that the award of significant incentive compensation in the form of options and restricted stock provides management with incentives consistent with the interests of stockholders. As a consequence of this philosophy, executive compensation may be at or below other equity hotel REITs during periods of average performance and above that of the competitive set during periods of above average growth or performance. The competitive set utilized by the Committee to measure performance includes other equity hotel REITs, with particular emphasis placed on those whose capitalization, revenues, assets, market value and total stockholder returns are most nearly comparable to those of FelCor. Since REITs do not pay taxes at the corporate level, no policy has been established with respect to qualifying compensation paid to executive officers under Section 162(m) of the Internal Revenue Code.

  Executive Compensation

     During the year ended December 31, 1997, the base compensation payable to Thomas J. Corcoran, Jr., FelCor's Chief Executive Officer, and Hervey A. Feldman, its Chairman of the Board, were set in part by the terms of their respective employment contracts, which were entered into by FelCor at the closing of FelCor's IPO in July 1994 prior to the formation of the Compensation Committee, and subsequently were ratified by the Board of Directors, including the members of the Compensation Committee. The Board did not review any particular criteria or factors in determining whether to ratify the contracts, except that the existence and basic terms of the contracts were disclosed in the IPO Prospectus, that copies of the form of the contracts were filed with the SEC in connection with the registration of the IPO and that the terms of the employment agreements had been negotiated with representatives of the IPO's underwriters. In 1997, Mr. Feldman received $12,500 per month and Mr. Corcoran received $16,667 per month. The base cash compensation for the executive officers of FelCor is related primarily to competitive factors and is not based on or tied to FelCor's financial performance. The base cash compensation of each of FelCor's executive officers is adjusted annually based upon changes in the Consumer Price Index. In determining whether to further adjust base cash compensation or to award additional cash compensation to an executive officer, the Committee takes into account competitive factors as well as the individual's overall performance, including the achievement of stated objectives established by senior management or, in the case of the Chairman of the Board and Chief Executive Officer, by the Committee. In evaluating an executive's total compensation (base cash compensation plus incentive compensation and benefits) both objective and subjective factors are considered. Additional cash compensation may be awarded as bonuses to such persons, as well as to other officers of FelCor, as determined by the Compensation Committee. In this regard, the Compensation Committee awarded Mr. Corcoran a cash bonus of $250,000 in 1997. The bonus was awarded to Mr. Corcoran in 1997 based primarily upon the performance of FelCor and Mr. Corcoran in 1996. The factors considered by the Compensation Committee in determining the amount of the bonus awarded to Mr. Corcoran included the completion in the fourth quarter of 1995 and the first quarter of 1996 of the portfolio acquisition of the 18 former Crown Sterling Suites hotels, which contributed to the substantial growth of FelCor from 20 hotels at December 31, 1995 to 43 hotels at December 31, 1996 (an increase of 115%), and the substantial growth over the same period in such key financial performance measures such as revenues (288.1% increase), income before extraordinary charge (254.9% increase) and net income applicable to common stockholders (172.1% increase). The Compensation Committee weighed these factors against the relatively low compensation paid to Mr. Corcoran in 1996 ($123,240 in salary with no bonus and no awards of restricted stock or stock options). It is expected that future cash bonuses, if any, payable to FelCor's executive officers will be similarly based upon FelCor's future growth and financial performance, although no generally applicable policy or formula has been established except as it relates to the Dividend Equivalent Rights ("DER") bonus program described below.


     FelCor added one new executive officer in 1997: Randall L. Churchey became FelCor's Senior Vice President, Chief Financial Officer and Treasurer in November 1997. The base compensation for Mr. Churchey ($175,000) was recommended by the President and Chief Executive Officer and approved by the Compensation Committee in accordance with the guidelines set forth above. In addition, in connection with the commencement of employment of Mr. Churchey, the Compensation Committee approved the grant of certain shares of restricted stock and options, as discussed below.

  Other Incentive Compensation

     In connection with the employment of Mr. Churchey in November 1997, and as an inducement to Mr. Churchey to accept such employment, the Compensation Committee awarded a grant of 2,500 shares of Restricted Stock to him, which shares vested on January 1, 1998. In addition, the Compensation Committee awarded Mr. Churchey options to purchase 150,000 FelCor Common Shares at an exercise price of $36.63 per share, the fair market value of the FelCor Common Shares on the date of Mr. Churchey's employment. Such options will also become vested over a five-year period at the rate of 20% per year.

     In 1997, the Compensation Committee approved a DER bonus program whereby the officers and certain employees can earn a cash bonus equal to the dividends payable on shares subject to options held by such officers and employees (up to a maximum of 10,000 shares) if FelCor achieves certain specified rates of return with respect to the FelCor Common Shares. No bonuses were earned in 1997 under the DER program.

     In 1997, the Compensation Committee initially determined to continue the practice of awarding options to Messrs. Feldman and Corcoran upon successful completions of public offerings of equity securities by FelCor, with the options to be granted equal to approximately 1% of the number of shares of Common Stock, or Common Stock equivalents, sold by FelCor in the offering. In February 1997, the Compensation Committee noted that Messrs. Feldman and Corcoran had not previously received options in connection with FelCor's public offering of 6,000,000 Series A Preferred Shares at $25.00 per share in May 1996, and consequently, consistent with this practice, awarded each of Messrs. Feldman and Corcoran options to purchase 46,000 FelCor Common Shares at an exercise price of $29.50 per share. The number of options awarded approximates the number of FelCor Common Shares that would be issuable upon conversion of 1% of the Series A Preferred Shares sold in the offering, and the exercise price was fixed at a small premium over the closing price of the FelCor Common Shares on the date of the offering. At the same time, the Compensation Committee awarded each of Messrs. Feldman and Corcoran options to purchase 30,000 FelCor

Common Shares at an exercise price of $35.50 per share in connection with FelCor's offering, on February 3, 1997, of 3,000,000 FelCor Common Shares at $35.50 per share. Following the awards of such options, the Compensation Committee determined to discontinue such practices for future equity offerings. Consequently, no other options were issued to Messrs. Feldman and Corcoran with respect to equity offerings undertaken by FelCor subsequent to February 1997.

     In February 1997, Messrs. Feldman and Corcoran were each awarded 15,000 shares of Restricted Stock based upon 1996 performance. The Compensation Committee adopted a policy to limit the number of grants of Restricted Stock and, instead, to utilize grants of options as a means of providing incentive compensation to the executive officers of FelCor. In this regard, during 1997, the Committee granted options to the executive officers of FelCor to purchase an aggregate of 345,000 FelCor Common Shares as follows: Mr. Corcoran, 125,000 shares; Mr. Feldman, 75,000 shares; Mr. Robinson, 70,000 shares; and Mr. Stadler, Mr. Eslick and Ms. McCutchen, 25,000 shares each. These options were in addition to the options granted to Messrs Corcoran and Feldman in connection with FelCor's equity offering. The options were granted at an exercise price equal to the fair market value of the FelCor Common Shares on the date of grant. FelCor also maintains a 401(k) Plan, health insurance and other benefits generally available to all employees.

     This report has been furnished by the members of the Compensation
Committee.

                          Richard S. Ellwood, Chairman
                              Richard O. Jacobson
                              Thomas A. McChristy
                           Charles A. Ledsinger, Jr.

PERFORMANCE GRAPH

     The following graph compares the change in FelCor's stockholder return on the FelCor Common Shares for the period July 28, 1994 (the date upon which the FelCor Common Shares was issued in the IPO at $21.25 per share) through December 31, 1997, with the changes in Standard & Poor's 500 Stock Index (the "S&P 500 Index") and the National Association of Real Estate Investment Trust Equity Index (the "NAREIT Equity Index") for the same period, assuming a base investment of $100 in the FelCor Common Shares in each index for comparative purposes. Total return equals appreciation in stock price plus dividends paid, and assumes that all dividends are reinvested. During the period presented, the FelCor Common Shares was traded on The Nasdaq Stock Market under the symbol "FLCO" until March 13, 1996, when it commenced trading on the NYSE under the symbol "FCH." FelCor will provide upon request the names of the companies included in the NAREIT Equity Index. The NAREIT Equity Index is published monthly by the National Association of Real Estate Investment Trusts, Inc. ("NAREIT") in its publication, REITWatch. The index is available to the public upon request to NAREIT.

               Measurement Period                   FelCor Suite         NAREIT           S&P 500
             (Fiscal Year Covered)                  Hotels, Inc.      Equity Index         Index
07/28/94                                                    100.00            100.00            100.00
09/30/94                                                    108.24             98.44            101.56
12/31/94                                                     92.96             98.45            101.54
03/31/95                                                    115.96             98.28            111.42
06/30/95                                                    126.13            104.07            121.99
09/30/95                                                    150.94            108.96            131.69
12/31/95                                                    141.86            113.48            139.54
03/31/96                                                    160.35            116.06            147.03
06/30/96                                                    160.26            121.23            153.63
09/30/96                                                    172.18            129.26            158.36
12/31/96                                                    191.09            153.50            171.62
03/31/97                                                    202.07             154.6             176.2
06/30/97                                                    207.68             162.3             206.9
09/30/97                                                    231.86             181.4             222.4
12/31/97                                                    203.47             184.6             228.8

     The foregoing graph is based upon the following data:

                                      07/28/94   09/30/94   12/31/94   03/31/95   06/30/95   09/30/95   12/31/95
                                      --------   --------   --------   --------   --------   --------   --------
FelCor Suite Hotels,
  Inc. ..................             $100.00    $108.24    $ 92.96    $115.96    $126.13    $150.94    $141.86
NAREIT Equity Index......              100.00      98.44      98.45      98.28     104.07     108.96     113.48
S&P 500 Index............              100.00     101.56     101.54     111.42     121.99     131.69     139.54

                           03/31/96   06/30/96   09/30/96   12/31/96   03/31/97   06/30/97   09/30/97   12/31/97
                           --------   --------   --------   --------   --------   --------   --------   --------
FelCor Suite Hotels,
  Inc. ..................  $160.35    $160.26    $172.18    $191.09    $202.07    $207.68    $231.86    $203.47
NAREIT Equity Index......   116.06     121.23     129.26     153.50      154.6      162.3      181.4      184.6
S&P 500 Index............   147.03     153.63     158.36     171.62      176.2      206.9      222.4      228.8

     There can be no assurance that FelCor's share performance will continue into the future with the same or similar trends depicted in the graph above. FelCor will not make or endorse any predictions as to future share performance.

                      MANAGEMENT AND OWNERSHIP OF BRISTOL

BENEFICIAL OWNERSHIP OF BRISTOL

     The following table sets forth certain information regarding the beneficial ownership of Bristol Common Shares as of the close of business on April 1, 1998 by (i) each person known to Bristol to own beneficially more than 5% of Bristol Common Shares, (ii) each director and Bristol Named Executive Officer, and (iii) all directors and executive officers of Bristol as a group. Except as otherwise indicated, the address for each of the individuals named below is 14295 Midway Road, Dallas, Texas 75244. For purposes of the table, a person or group of persons is deemed to have "beneficial ownership" of any shares as of a given date, if that person has the right to acquire the shares within 60 calendar days after such date.

                                                                 BENEFICIAL OWNERSHIP
                                                             ----------------------------
                                                                            PERCENTAGE OF
                                                                NUMBER         BRISTOL
                                                              OF BRISTOL     OUTSTANDING
                                                             SHARES OWNED     SHARES(1)
                                                             ------------   -------------
United/Harvey Holdings, L.P.(2)............................   14,059,677        31.08%
  4200 Texas Commerce Tower West
  2200 Ross Avenue
  Dallas, Texas 75201
Bass plc(3)................................................   14,041,962        31.04%
  20 North Audley Street
  London, W1Y1WE
Baron Capital(4)...........................................    5,384,200        11.90%
  767 Fifth Avenue, 24th Floor
  New York, New York 10153
Cohen & Steers Capital Management, Inc.(5).................    2,438,500         5.39%
  757 Third Avenue
  New York, New York 10017
J. Peter Kline(6)..........................................    1,343,601         2.97%
Robert L. Miars(7).........................................      977,154         2.16%
John A. Beckert(6).........................................      848,604         1.88%
Edward J. Rohling(8).......................................      382,260            *
Jeffrey P. Mayer(9)........................................       69,000            *
David A. Dittman(10).......................................       22,500            *
Robert H. Lutz, Jr.(10)....................................       22,500            *
Reginald K. Brack, Jr.(11).................................        9,600            *
Donald J. McNamara(12).....................................           --           --
Craig H. Hunt..............................................           --           --
Richard C. North...........................................           --           --
Kurt C. Read...............................................           --           --
All directors and executives officers as a group (14
  persons).................................................    4,014,479         8.88%

---------------

  *  Less than 1%

 (1) Assumes the issuance of 1,428,571 Bristol Common Shares in the Omaha Acquisition.

 (2) Includes 1,342,791 shares which may be purchased from Harvey Huie upon exercise of a call option.

 (3) Bass America Inc. owns 10,455,033 Bristol shares, which represents 23.11% of outstanding Bristol shares, and Holiday Corporation owns 3,586,929 Bristol shares which represents 7.93% of outstanding Bristol shares. Both corporations are subsidiaries of Bass plc.

 (4) As reported in a Schedule 13 G/A filed with the SEC on February 13, 1998.

 (5) As reported in a Schedule 13 G/A filed with the SEC on February 12, 1998.

 (6) Includes 150,000 shares which Messrs. Kline and Beckert each have the right to acquire through the exercise of options within 60 calendar days of the Record Date.

 (7) Includes 3,000 shares which Mr. Miars has the right to acquire through the exercise of options within 60 calendar days of the Record Date.

 (8) Mr. Rohling left Bristol on March 15, 1998.

 (9) Includes 69,000 shares which Mr. Mayer has the right to acquire through the exercise of options within 60 calendar days of the Record Date.

(10) Includes 22,500 shares which Messrs. Dittman and Lutz each have the right to acquire through the exercise of options, including 7,500 shares which Messrs. Dittman and Lutz will each have the right to acquire after the Bristol Annual Meeting.

(11) Includes 7,500 shares which Mr. Brack has the right to acquire after the Bristol Annual Meeting through the exercise of options.

(12) Mr. McNamara is the founder, Chairman and Co-Chief Executive Officer of The Hampstead Group, L.L.C. ("Hampstead"). Holdings and its general partner were formed by Hampstead. The limited partners of Holdings include entities affiliated with Hampstead and certain unaffiliated institutional investors, none of which has the right to direct the management of the business of Holdings. However, by virtue of the foregoing relationships, Mr. McNamara may be deemed to beneficially own the Bristol Common Shares owned by Holdings. Mr. McNamara disclaims beneficial ownership of all shares owned by Holdings and, accordingly, such shares are not shown in the table as being beneficially owned by him.

  Section 16(a) Beneficial Ownership Compliance


     Based solely on a review of copies of reports furnished to Bristol and written representations of Bristol directors and executive officers that no other reports were required with respect to their beneficial ownership of Bristol Common Shares during 1997, Bristol believes that, with the exception of Reginald K. Brack, Jr., all its directors and executive officers and all beneficial owners of more than 10% of Bristol Common Shares outstanding complied with all applicable filing requirements under Section 16(a) of the Exchange Act with respect to their beneficial ownership of Bristol Common Shares during 1997. Mr. Brack failed to file one transaction on Form 4 during Bristol's 1997 fiscal year. The transaction was reported on a Form 5.


BRISTOL'S EXECUTIVE COMPENSATION

     The following table sets forth information regarding the compensation paid to Bristol's Chief Executive Officer and each of the four other most highly compensated executive officers of Bristol who earned at least $100,000 in total salary and bonus in 1997 (collectively, the "Bristol Named Executive Officers").

                           SUMMARY COMPENSATION TABLE


                                                 ANNUAL COMPENSATION   SECURITIES
                                                 -------------------   UNDERLYING      ALL OTHER
      NAME AND PRINCIPAL POSITION         YEAR    SALARY    BONUS(1)   OPTIONS(2)   COMPENSATION(3)
      ---------------------------         ----   --------   --------   ----------   ---------------
J. Peter Kline..........................  1997   $457,307   $91,461      30,000         $ 4,750
  President and Chief                     1996    250,502    69,350          --              --
  Executive Officer                       1995    231,353    87,183     225,000           2,073
John A. Beckert.........................  1997    457,307    91,461      30,000           4,750
  Chief Operating Officer and             1996    250,502    69,350          --              --
  Executive Vice President                1995    231,353    79,724     225,000           2,072
Jeffrey P. Mayer(4).....................  1997    257,115    51,423      25,000          44,723
  Senior Vice President and               1996    188,159    56,448     195,000          46,633
  Chief Financial Officer                 1995         --        --          --              --
Edward J. Rohling(5)....................  1997    232,404    46,481          --           3,567
  Senior Vice President,                  1996    199,541    55,480      30,000              --
  Corporate Development                   1995    163,576    82,922     216,000           2,088
Robert L. Miars.........................  1997    229,604    68,881      20,000           4,750
  Senior Vice President,                  1996    144,503    35,037      15,000              --
  Construction, Design & Engineering      1995    126,422    74,282      49,500              --

---------------

(1) The bonus amounts for all years are based on amounts earned during the calendar year regardless of when paid.

(2) Reflects options to acquire Bristol Common Shares granted pursuant to the Bristol Incentive Plan, adjusted to reflect the 1997 stock split.

(3) Consists entirely of contributions by Bristol to Bristol's 401(k) Plan except for Mr. Mayer, whose 1997 other compensation consists of $3,462 of contributions to Bristol's 401(k) Plan and $41,261 for relocation expenses. Mr. Mayer's 1996 other compensation consists entirely of relocation expenses.

(4) Mr. Mayer joined Bristol in January 1996.

(5) Mr. Rohling left Bristol on March 15, 1998.

  Stock Option Grants

     The following table sets forth information with respect to options granted to the Bristol Named Executive Officers during 1997.

                       OPTION GRANTS IN FISCAL YEAR 1997

                                                                                          POTENTIAL REALIZED
                                                                                           VALUE AT ASSUMED
                                   NUMBER OF     % OF TOTAL                              ANNUAL RATES OF STOCK
                                   SECURITIES      OPTIONS                              PRICE APPRECIATION FOR
                                   UNDERLYING    GRANTED TO     EXERCISE                    OPTION TERM(1)
                                    OPTIONS       EMPLOYEES     OR BASE    EXPIRATION   -----------------------
              NAME                  GRANTED        IN 1997       PRICE        DATE         5%           10%
              ----                 ----------   -------------   --------   ----------   ---------   -----------
J. Peter Kline...................    30,000         6.09%        $26.00       2007      $490,538    $1,243,119
John A. Beckert..................    30,000         6.09          26.00       2007       490,538     1,243,119
Jeffrey P. Mayer.................    25,000         5.07          26.00       2007       408,782     1,035,933
Edward J. Rohling................        --           --             --         --            --            --
Robert L. Miars..................    20,000         4.06          26.00       2007       327,025       828,746

---------------

(1) The potential realizable value portion of the foregoing table illustrates value that might be realized upon exercise of the options immediately prior to the expiration of their term, assuming the specified compounded rates of appreciation on Bristol Common Shares over the term of the options. These numbers do not take into account provisions of certain options providing for termination of the option following termination of employment, nontransferability or vesting over periods. The use of the assumed 5% and 10% returns is established by the SEC and is not intended by Bristol to forecast possible future appreciation of the price of Bristol Common Shares.

     The following table sets forth certain information with respect to options held at December 31, 1997 by the Bristol Named Executive Officers.

                       OPTION VALUES AT DECEMBER 31, 1997

                                         NUMBER OF SECURITIES
                                              UNDERLYING                 VALUE OF UNEXERCISED
                                        UNEXERCISED OPTIONS AT         IN-THE-MONEY OPTIONS AT
                                         DECEMBER 31, 1997(1)            DECEMBER 31, 1997(2)
                                     ----------------------------    ----------------------------
               NAME                  UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE    EXERCISABLE
               ----                  -------------    -----------    -------------    -----------
J. Peter Kline.....................     255,000             --        $4,756,013             --
John A. Beckert....................     255,000             --         4,756,013             --
Jeffrey P. Mayer...................     181,000         39,000         2,331,885       $563,831
Edward J. Rohling..................     240,000          6,000         4,749,480         67,977
Robert L. Miars....................      81,500          3,000         1,223,314         33,989

---------------

(1) This represents the total number of shares subject to stock options held by the Bristol Named Executive Officers at December 31, 1997. These options were granted on various dates during the years 1995 through 1997.

(2) The closing price per Bristol Common Share as reported in the NYSE Composite Transactions Report on December 31, 1997 was $29.0625. Value is calculated on the basis of the difference between the option exercise price and $29.0625 multiplied by the number of Bristol Common Shares covered by the option.

BRISTOL'S COMPENSATION PLANS AND ARRANGEMENTS

     Management Bonus Plan

     Bristol's Management Bonus Plan provides key management employees of Bristol with cash bonuses based upon the achievement of specified targets and goals for Bristol and for the particular employees. Each officer of Bristol is eligible to receive annual bonus awards based on the achievement of performance criteria, as well as personal criteria, established by the Compensation Committee.

     401(k) Plan

     Bristol maintains and offers to its employees and executive officers a profit sharing plan with a 401(k) feature (the "Bristol 401(k) Plan"). Eligible employees may contribute to the Bristol 401(k) Plan through salary deferral elections of not less than 1% nor more than 16% of their salary. Bristol makes matching contributions of $.50 for each dollar contributed, up to 6% of a participant's salary. The Bristol Board may in its sole discretion grant additional matching contributions, subject to statutory limitations. Contributions by participants are 100% vested and contributions by Bristol vest over a period of years, becoming fully vested after five years of continuous employment. The Bristol 401(k) Plan is intended to qualify under Section 401 of the Code so that contributions by participants or by Bristol to the Bristol 401(k) Plan, and income earned on such contributions, are not taxable to the participants until withdrawn from the Bristol 401(k) Plan.

     Incentive Plan

     The Bristol Incentive Plan is designed to attract and retain qualified officers and other key employees of Bristol. The Bristol Incentive Plan authorizes the grant of options to purchase Bristol Common Shares, stock appreciation rights, restricted shares, deferred shares, performance shares and performance units. The Compensation Committee administers the Bristol Incentive Plan and determines to whom awards are to be granted, as well as the number of shares, the exercise period and other terms and conditions of a particular grant.

     As of December 31, 1997, there were outstanding options granted under the Bristol Incentive Plan to purchase an aggregate of 2,069,441 Bristol Common Shares. These options generally vest over four or five years from the date of grant, with certain options becoming fully vested upon specified anniversary's from the date of grant.

REPORT ON BRISTOL'S EXECUTIVE COMPENSATION

     Bristol's executive compensation program has three principal components: base salary, incentive bonus and long-term compensation in the form of stock options. The Compensation Committee believes this mix of compensation provides executive officers with a base salary that is competitive and an incentive portion which is performance based.

     Base Salary

     Each of Bristol's executive officers receives an annual performance review. In connection with this review, the Compensation Committee evaluates and adjusts each executive officer's base salary based on existing compensation levels, the level and scope of responsibility, experience and individual performance over the past year, as well as the pay practices of other comparable lodging industry companies.

     Base salaries for the Chief Executive Officer and other Bristol Named Executive Officers were increased substantially in 1997 following the Holiday Inn transactions. The Compensation Committee believed such increases were needed in order to make Bristol's salaries competitive with those of companies of similar size.

     Bonus Program


     During 1997, Bristol paid cash bonuses to its executive officers and other key employees based upon the achievement of Bristol's performance criteria, as well as personal performance criteria established by the Compensation Committee. Under the 1997 program, each of Bristol's executive officers was eligible to receive an incentive award of up to 50% of his base salary. Sixty percent of the bonus potential for executives (forty percent for the Senior Vice President of Construction, Design & Engineering) was based on Bristol's achievement of budgeted EBITDA goals. The budgeted EBITDA goals were not met for 1997 and no payout was paid to any executive per this component. The balance of the bonus potential was based on the achievement of pre-established professional goals for each executive. Such individual goals included, among others, success in meeting redevelopment budgets and schedules, improving guest satisfaction measures and acquiring new hotels.


     Stock Options


     Bristol has awarded stock options to the Bristol Named Executive Officers and other senior management to provide incentives to Bristol's management. The options become exercisable at the rate of 25% on each of the first four anniversaries of the date of grant. In December 1997 the Compensation Committee approved a formal Management Incentive Program which became effective January 1, 1998. This program provides for the granting of options to Bristol managers earning between $60,000 and $150,000 per year based upon certain criteria. The Compensation Committee authorized the grant of 73,400 options on November 10, 1997 to eligible Bristol managers pursuant to this program. Bristol's executive officers are not eligible to receive these options due to the salary eligibility requirements of such options.


     Employment Agreements

     Messrs. Kline and Beckert have entered into employment agreements with Bristol that expire in 2001 and provide for the payment of an annual base salary of at least $450,000. Messrs. Kline and Beckert are also eligible to receive future grants of stock-based incentive awards and other benefits provided to senior executives of Bristol, including bonuses of up to 50% of base pay.

     Tax Effects

     Bristol believes that the compensation paid to its executive officers during 1997 is deductible to Bristol for federal income tax purposes. In determining executive compensation in the future, the Compensation Committee presently intends to consider, among other factors, whether such compensation will be deductible for federal income tax purposes.

                                            Respectfully submitted,

                                            Robert H. Lutz, Jr.
                                            Richard C. North
                                            Donald J. McNamara, Chairman

PERFORMANCE GRAPH

     The following graph compares the cumulative total stockholder return for Bristol Common Shares with the Standard & Poor's 500 Stock Index and the BT Alex. Brown Lodging Owner/Operator Index from the date trading of the Bristol Common Shares on the NYSE commenced through December 31, 1997, assuming an initial investment of $100 and the reinvestment of all dividends.

                 COMPARISON OF 24 MONTH CUMULATIVE TOTAL RETURN
 AMONG BRISTOL HOTEL COMPANY, S&P 500 AND BT ALEX. BROWN LODGING OWNER/OPERATOR
                                     INDEX

                                                                        BT ALEX.
                                                                         BROWN
                                                                        LODGING
               MEASUREMENT PERIOD                  BRISTOL HOTEL     OWNER/OPERATOR       S&P 500
             (FISCAL YEAR COVERED)                    COMPANY            INDEX             INDEX
12/13/95                                                    100.00            100.00            100.00
12/31/95                                                    105.98            101.81             99.08
12/31/96                                                    138.04            128.87            121.82
12/31/97                                                    189.54            153.35            162.47

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS OF BRISTOL

  Hotel Properties Agreement

     In April 1997, Bristol and the Holiday Entities entered into a hotel properties agreement (the "Hotel Properties Agreement") pursuant to which Bristol agreed to offer to the Holiday Entities the opportunity to enter into a standard Holiday franchise agreement for each hotel that Bristol acquires, manages or develops that meets specified criteria. The Hotel Properties Agreement requires that 85% of the rooms in Bristol's owned, leased and managed hotel portfolio be operated under a Holiday Inn brand, subject to certain limitations and approvals. The Hotel Properties Agreement will terminate upon the consummation of the Merger, and will be replaced by a new arrangement with BHR. See "The Merger -- Interests of Certain Persons in the Merger -- Hotel Properties Agreement."

     In April 1997, Bristol also agreed to enter into franchise agreements with Holiday Hospitality pursuant to which certain Bristol properties will be rebranded to Holiday Hospitality brands, subject to normal franchising procedures. Franchise fees for these rebranded hotels will equal 1% of room revenue in 1998, 3% in 1999 and 5% in 2000. Amounts paid to the Holiday Entities pursuant to franchise agreements and related marketing, advertising and reservation services were $21.8 million in 1997, including $13.1 million as franchise royalty fees and $4.5 million as franchise marketing fees. Bristol's obligations under the Holiday franchise agreements will be assumed by BHR in the Spin-Off.

     As of April 1, 1998, the Holiday Entities owned approximately 31% of the Bristol Common Shares. Richard C. North, Craig H. Hunt and Reginald K. Brack, Jr. serve as designees of the Holiday Entities on the Bristol Board.

  Interim Services Agreement

     In April 1997, Bristol entered into an interim services agreement with Holiday Hospitality pursuant to which Holiday Hospitality agreed to continue to provide certain accounting, payroll, and employee benefit services to Bristol during the transition period following Bristol's Holiday Inn acquisition. Bristol reimbursed Holiday Hospitality $1.3 million for the estimated costs incurred in providing such services during 1997. This agreement terminated in October 1997.

                            SELLING SECURITYHOLDERS


     This Joint Proxy Statement/Prospectus also relates to the potential offer of the Stockholders' Shares from time to time following the Merger by the holders of FelCor Common Shares identified in the table below (the "Registration Rights Holders"). See "Plan of Distribution." The following table provides the names of each Registration Rights Holder, the number of Bristol Common Shares beneficially owned by such holder as of May 28, 1998, and the number of the FelCor Common Shares that may be offered by each Registration Rights Holder, to the best knowledge of FelCor.



                                       BRISTOL         FELCOR COMMON           PERCENT OF
                                    COMMON SHARES      SHARES OFFERED        ALL OUTSTANDING
                                    BENEFICIALLY          BY THIS                FELCOR
NAME                                    OWNED          PROSPECTUS(1)       COMMON SHARES(1)(2)
----                                -------------    ------------------    -------------------
United Harvey Investors I,
  L.P.(3).........................    6,156,338          4,217,091                 6.2%
United Harvey Investors II,
  L.P.(4).........................    7,903,315          5,413,770                 8.0%
Bass America, Inc.................   10,455,033          7,161,698                10.6%
Holiday Corporation...............    3,586,929          2,457,046                 3.6%
J. Peter Kline(5).................    1,448,601            992,292                 1.5%
Robert L. Miars(6)................    1,058,654            725,178                 1.1%
John A. Beckert(5)................      953,604            653,219                 1.0%


---------------

(1) Assumes consummation of the Merger and issuance of FelCor Common Shares to Bristol's stockholders.


(2) Based upon 67,672,000 FelCor Common Shares expected to be outstanding.



(3) Includes 402,759 shares which may be purchased from Mr. Huie upon exercise of the United Harvey Investors I, L.P. portion of a call option.



(4) Includes 517,050 shares which may be purchased from Mr. Huie upon exercise of the United Harvey Investors II, L.P. portion of a call option.



(5) Includes 255,000 shares which Messrs. Kline and Beckert each have the right to acquire through the exercise of options.



(6) Includes 84,500 shares which Mr. Miars has the right to acquire through the exercise of options.



     Each of the Holdings Entities is an affiliate of Donald J. McNamara, who prior to the Merger served as Chairman of the Board of Bristol and after the Merger will serve as Chairman of the Board of FelCor, served as a director of FelCor from July 1994 to November 1997, and is a principal in a firm which may be deemed to be an affiliate of the Holdings Entities. Bass America, Inc. and Holiday Corporation are affiliates of the entity that franchises the Holiday Hospitality brands and of Richard L. North, who prior to the Merger served as a director of Bristol and after the Merger will serve as a director of FelCor. Each of Messrs. Kline, Beckert and Miars were executive officers of Bristol prior to the Merger.

                              PLAN OF DISTRIBUTION

     This Joint Proxy Statement/Prospectus also relates to the offer from time to time following the Merger by the Registration Rights Holders of FelCor Common Shares issued to them pursuant to the Merger (the "Stockholders' Shares"). FelCor has registered with the SEC the FelCor Common Shares issued pursuant to the Merger. Such registration also applies to resales by the Registration Rights Holders of Stockholders' Shares to satisfy FelCor's obligations under the FelCor Stockholders' Agreement. Registration of the Stockholders' Shares does not necessarily mean that any of the Stockholders' Shares will be offered or sold by the Registration Rights Holders. Under the FelCor Stockholders' Agreement, the Bristol Majority Stockholders will agree not to sell or transfer their FelCor Common Shares for a period of six months after the Merger, except in compliance with Rule 145 under the Securities Act. FelCor will not receive any of the proceeds of the sale of the Stockholders' Shares offered by the Registration Rights Holders.

     The distribution of Stockholders' Shares may be effected from time to time in one or more underwritten transactions at a fixed price or prices, which may be changed, or in other transactions at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Any such underwritten offering may be on either a "best efforts" or a "firm commitment" basis. In connection with any such underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from the Registration Rights Holders and/or from purchasers of the Stockholders' Shares for whom they may act as agents. Underwriters may sell the Stockholders' Shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.

     The Registration Rights Holders and any underwriters, dealers or agents that participated in the distribution of Stockholders' Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of Stockholders' Shares by them and any discounts, commissions or concessions received by any such underwriters, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

     At a time a particular offer of Stockholders' Shares is made by a Registration Rights Holder, a prospectus supplement, if required, will be distributed that will set forth the names of any underwriters, dealers or agents and any discounts, commissions and other terms constituting compensation from the Registration Rights Holders and any other required information.

     The sale of Stockholders' Shares by the Registration Rights Holders may also be effected from time to time by selling Stockholders' Shares directly to purchasers or to or through broker-dealers. In connection with any such sale, any such broker-dealer may act as agent for the Registration Rights Holders or may purchase from the Registration Rights Holders all or a portion of the Stockholders' Shares as principal, and sales may be made pursuant to any of the methods described below. Such sales may be made on the NYSE or other exchanges on which the Stockholders' Shares are then traded, in the over-the-counter market, in negotiated transactions or otherwise, in each case at prices and at terms then prevailing or at prices related to the then-current market prices or at prices otherwise negotiated.

     The Stockholders' Shares may also be sold in one or more of the following transactions: (i) block transactions (which may involve crosses) in which a broker-dealer may sell all or a portion of such shares as agent but may position and resell all or a portion of the block as principal to facilitate the transaction; (ii) purchases by any such broker-dealer as principal and resale by such broker-dealer for its own account pursuant to a prospectus supplement;
(iii) a special offering, an exchange distribution or a secondary distribution in accordance with applicable NYSE or other stock exchange rules; (iv) ordinary brokerage transactions and transactions in which any such broker-dealer solicits purchasers; (v) sales "at the market" to or through a market maker or into an existing trading market, on an exchange or otherwise, for such shares; and (vi) sales in other ways not involving market makers or established trading markets, including direct sales to purchasers. In effecting sales, broker-dealers engaged by the Registration Rights Holders may arrange for other broker-dealers to participate. Broker-dealers will receive commissions or other compensation from the Registration Rights Holders in amounts to be negotiated immediately prior to the sale that will not exceed those customary in the types of transactions involved. Broker-dealers may also receive compensation from purchasers of Stockholders' Shares which is not expected to exceed that customary in the types of transactions involved.

     In connection with distributions of Stockholders' Shares or otherwise, the Registration Rights Holders may enter into hedging transactions with broker-dealers or others prior to or after the Effective Time of the Merger. Such broker-dealers may engage in short sales of Stockholders' Shares or other transactions in the course of hedging the positions assumed by such persons in connection with such hedging transactions or otherwise. The Registration Rights Holders may also sell Stockholders' Shares short and redeliver Stockholders' Shares to close out such short positions; enter into option or other transactions with broker-dealers or others which may involve the delivery to such persons of Stockholders' Shares offered hereby, which Stockholders' Shares such persons may resell pursuant to this Joint Proxy Statement/Prospectus; and/or pledge Stockholders' Shares to a broker or dealer or others and, upon a default, such persons may effect sales of Stockholders' Shares pursuant to this Joint Proxy Statement/Prospectus. In addition, any Stockholders' Shares covered by this Joint Proxy Statement/Prospectus that qualify for resale pursuant to Rule 145 of the Securities Act may be sold under Rule 145 rather than with this Joint Proxy Statement/Prospectus.

     In order to comply with securities laws of certain states, if applicable, Stockholders' Shares may be sold only through registered or licensed brokers or dealers.

     Until the distribution of Stockholders' Shares is completed, rules of the SEC may limit the ability of any underwriters and selling group members to bid for and purchase Stockholders' Shares. As an exception to these rules, underwriters are permitted to engage in certain transactions that stabilize the price of Stockholders' Shares. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of Stockholders' Shares.

     The lead underwriters may also impose a penalty bid on certain other underwriters participating in the offering and selling group members. This means that if the lead underwriters purchase Stockholders' Shares in the open market to reduce the underwriters' short position or to stabilize the price of Stockholders' Shares, they may reclaim the amount of any selling concession from the underwriters and selling group members who sold those Stockholders' Shares as part of the offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resale of the security before the distribution is completed.

     FelCor makes no representation or prediction as to the direction or magnitude of any effect that the transactions described above might have on the price of Stockholders' Shares. In addition, FelCor makes no representation that underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     All expenses incident to the offering and sale of Stockholders' Shares (other than brokerage and underwriting commissions and certain taxes) will be paid by FelCor. FelCor has agreed to indemnify the Registration Rights Holders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS


     The validity of the issuance of the FelCor Common Shares to be issued in connection with the Merger has been passed upon for FelCor by Jenkens & Gilchrist, a Professional Corporation, Dallas, Texas. Jenkens & Gilchrist, Jones, Day, Reavis & Pogue, New York, New York, and Hunton & Williams, Richmond, Virginia, have rendered their separate opinions with respect to certain federal income tax consequences of the Merger and Spin-Off and certain federal income tax considerations regarding Bristol, FelCor and the FelCor Operating Partnership, as described under the caption "Federal Income Tax Considerations." Jenkens & Gilchrist and Hunton & Williams have relied upon the opinion of Miles & Stockbridge P.C., Baltimore, Maryland, with respect to matters involving Maryland law.

                                    EXPERTS

     The consolidated financial statements of FelCor as of December 31, 1997 and 1996 and for the years ended December 31, 1997, 1996 and 1995 and the consolidated financial statements of DJONT Operations, L.L.C. as of December 31, 1997 and 1996 and for the years ended December 31, 1997, 1996 and 1995, have been incorporated by reference in this Joint Proxy Statement/Prospectus in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The consolidated financial statements of Bristol as of December 31, 1997 and 1996 and for the years ended December 31, 1997 and 1996, and the consolidated financial statements of Bristol Hotel Asset Company as of December 31, 1997 and 1996 and for the years ended December 31, 1997 and 1996 incorporated by reference in this Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     The consolidated financial statements of Bristol for the eleven months ended December 31, 1995 and the combined financial statements of Harvey Hotel Companies for the one month ended January 31, 1995 incorporated in this Joint Proxy Statement/Prospectus by reference to the annual report on Form 10-K of Bristol Hotel Company for the year ended December 31, 1997, have been so incorporated in reliance on the reports of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                         INDEPENDENT PUBLIC ACCOUNTANTS

     The firm of Coopers & Lybrand L.L.P. has served as auditors for FelCor for the year ended December 31, 1997 and will continue to so serve for the year ending December 31, 1998 until and unless changed by action of the FelCor Board. A representative of Coopers & Lybrand, L.L.P. is expected to be present and available at the FelCor Annual Meeting to respond to appropriate questions and will be given an opportunity to make a statement, if desired.

     The firm of Arthur Andersen LLP has served as auditors for Bristol for the year ended December 31, 1997 and will continue to so serve for the year ending December 31, 1998 until and unless changed by action of the Bristol Board. A representative of Arthur Andersen LLP is expected to be present and available at the Bristol Annual Meeting to respond to appropriate questions and will be given an opportunity to make a statement, if desired.

                                 ANNUAL REPORTS


     FelCor's 1997 Annual Report to Stockholders was mailed to FelCor stockholders as of April 15, 1998 and will accompany this Joint Proxy Statement/Prospectus in the case of persons who became record stockholders of FelCor subsequent to that date. FelCor also will furnish to each beneficial owner of FelCor Common Shares entitled to vote at the FelCor Annual Meeting, upon written request to 545 E. John Carpenter Freeway, Suite 1300, Irving, Texas 75062, Attn: Corporate Secretary, a copy of FelCor's Annual Report on Form 10-K and Form 10-K/A for the fiscal year ended December 31, 1997, including the financial statements and financial statement schedules filed by FelCor with the SEC.



     Bristol's 1997 Annual Report to Stockholders is enclosed herewith to Bristol stockholders. Bristol also will furnish to each beneficial owner of Bristol Common Shares entitled to vote at the Bristol Annual Meeting, upon written request to 14295 Midway Road, Dallas, Texas 75244, Attn: Corporate Secretary, a copy of Bristol's Annual Report on Form 10-K, Form 10-K/A and Form 10-K/A2 for the fiscal year ended December 31, 1997, including the financial statements and financial statement schedules filed by Bristol with the SEC.

                      SUBMISSION OF STOCKHOLDER PROPOSALS

     Any FelCor stockholder who wishes to present a proposal for action at FelCor's 1999 annual meeting of stockholders and who wishes to have it set forth in the proxy statement and identified in the form of proxy prepared by FelCor must deliver such proposal to FelCor at its principal executive offices, no
later than [          ], 1998, in such form as is required under SEC
regulations.

     If the Merger does not occur and the separate corporate existence of Bristol does not cease, any Bristol stockholder who wishes to present a proposal for action at Bristol's 1999 annual meeting of stockholders and who wishes to have it set forth in the proxy statement and identified in the form of proxy prepared by Bristol must deliver such proposal to Bristol at its principal
executive offices, no later than [          ], 1998, in such form as is required
under SEC regulations.

                      WHERE YOU CAN FIND MORE INFORMATION

AVAILABLE INFORMATION

     FelCor and Bristol file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "http://www.sec.gov." In addition, FelCor's and Bristol's filings can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.


     FelCor filed a Registration Statement on Form S-4 to register with the SEC the FelCor Common Shares to be issued to Bristol stockholders in the Merger. This Joint Proxy Statement/Prospectus is a part of that Registration Statement and constitutes a prospectus of FelCor in addition to being a proxy statement of FelCor for the FelCor Annual Meeting and of Bristol for the Bristol Annual Meeting. As allowed by SEC rules, this Joint Proxy Statement/Prospectus does not contain all the information contained in the Registration Statement or in the exhibits to the Registration Statement.


INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to include certain information in this document by "incorporating by reference." The following documents filed with the SEC by FelCor and Bristol pursuant to the Exchange Act are incorporated by reference in this Joint Proxy Statement/Prospectus:

FelCor Suite Hotels, Inc. (File No. 001-14236):


          1. Annual Report on Form 10-K and Form 10-K/A for the year ended December 31, 1997;



          2. Quarterly Report on Form 10-Q for the three months ended March 31, 1998;



          3. Current Report on Form 8-K filed with the SEC on April 23, 1998;



          4. Consent Report on Form 8-K filed with the SEC on May 29, 1998; and



          5. The description of the FelCor Common Shares contained in the Registration Statement on Form 8-A filed with the SEC, including any amendments or reports filed for the purpose of updating such description.


Bristol Hotel Company (File No. 001-14062):


          1. Annual Report on Form 10-K, Form 10-K/A and Form 10-K/A2 for the year ended December 31, 1997;



          2. Quarterly Report on Form 10-Q for the three months ended March 31, 1998;



          3. Current Report on Form 8-K filed with the SEC on March 30, 1998;

          4. Current Report on Form 8-K filed with the SEC on May 14, 1998; and



          5. The description of the Bristol Common Shares contained in the Registration Statement on Form 8-A filed with the SEC on November 7, 1995, including any amendments or reports filed for the purpose of updating such description.


     All documents and reports filed by FelCor or Bristol pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Joint Proxy Statement/Prospectus and prior to the date the Registration Rights Holders sell all of their Stockholders' Shares will be deemed to be incorporated by reference in this Joint Proxy Statement/Prospectus and to be a part hereof from the dates of filing of such documents or reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this Joint Proxy Statement/ Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Joint Proxy Statement/Prospectus.


     THE DOCUMENTS WE INCORPORATE BY REFERENCE (OTHER THAN EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE) ARE AVAILABLE TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS JOINT PROXY STATEMENT/PROSPECTUS IS DELIVERED ON WRITTEN OR ORAL REQUEST, WITHOUT CHARGE, IN THE CASE OF DOCUMENTS RELATING TO FELCOR, DIRECTED TO FELCOR SUITE HOTELS, INC., 545 E. JOHN CARPENTER FREEWAY, SUITE 1300, IRVING, TEXAS 75062 (TELEPHONE NUMBER (972) 444-4900), ATTENTION: SECRETARY, OR, IN THE CASE OF DOCUMENTS RELATING TO BRISTOL, DIRECTED TO BRISTOL HOTEL COMPANY, 14295 MIDWAY ROAD, DALLAS, TEXAS 75244 (TELEPHONE NUMBER (972) 391-3910), ATTENTION:
SECRETARY. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUESTS
SHOULD BE MADE BY JULY   , 1998.


     FelCor has supplied all information contained in this Joint Proxy Statement/Prospectus relating to FelCor and its subsidiaries, and Bristol has supplied all information contained in this Joint Proxy Statement/ Prospectus relating to Bristol and its subsidiaries.

     Unless the context otherwise requires, "FelCor" refers to both FelCor Suite Hotels, Inc. and its consolidated subsidiaries, and "Bristol" refers to both Bristol Hotel Company and its consolidated subsidiaries.

CERTAIN FORWARD-LOOKING STATEMENTS

     CERTAIN STATEMENTS IN THIS JOINT PROXY STATEMENT/PROSPECTUS CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, AND CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "MAY," "WILL," "EXPECT," "ANTICIPATE," "ESTIMATE" OR "CONTINUE" OR THE NEGATIVE THEREOF OR OTHER VARIATIONS THEREON OR COMPARABLE TERMINOLOGY. THE STATEMENTS UNDER THE CAPTION "RISK FACTORS" IN THIS JOINT PROXY STATEMENT/PROSPECTUS CONSTITUTE CAUTIONARY STATEMENTS IDENTIFYING IMPORTANT FACTORS, INCLUDING MATERIAL RISKS AND UNCERTAINTIES, WITH RESPECT TO SUCH FORWARD-LOOKING STATEMENTS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS.

                                 OTHER MATTERS

     FelCor's Board does not intend to bring any matters before the FelCor Annual Meeting other than those specifically set forth in this Joint Proxy Statement/Prospectus and it does not know of any matters to be brought before the FelCor Annual Meeting by others. If any other matters properly come before the FelCor Annual Meeting, it is the intention of the persons named in accompanying proxies to vote such proxies in accordance with the judgment of the FelCor Board.

     The Bristol Board does not intend to bring any matters before the Bristol Annual Meeting other than those specifically set forth in this Joint Proxy Statement/Prospectus and it does not know of any matters to be brought before the Bristol Annual Meeting by others. If any other matters properly come before the Bristol

Annual Meeting, it is the intention of the persons named in accompanying proxies to vote such proxies in accordance with the judgment of the Bristol Board.

     NO PERSONS HAVE BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH THE SOLICITATION OF PROXIES OR THE OFFERING OF SECURITIES MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY FELCOR, BRISTOL OR ANY OTHER PERSON. THIS JOINT PROXY STATEMENT/ PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS JOINT PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF FELCOR OR BRISTOL SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                         INDEX OF CERTAIN DEFINED TERMS

     Certain defined terms and the definitions thereof are located on the pages set forth as follows:


                                     PAGE NO.
                                     --------
Acquisition Proposal...............     64
Base Rent..........................     39
BHR................................     36
BHR Common Shares..................     43
BHR Director Plan..................    136
BHR Equity Incentive Plan..........    136
BHR Incentive Plans................     36
BHR Lessee.........................    111
BHR Stockholders' Agreement........     68
Bristol............................      1
Bristol Annual Meeting.............     36
Bristol Board......................     36
Bristol Bylaws.....................    100
Bristol Charter....................    100
Bristol Common Shares..............     30
Bristol Hotels.....................     40
Bristol Incentive Plan.............     36
Bristol Majority Stockholders......     37
Bristol Named Executive Officers...    158
Bristol Plans......................     61
BT Wolfensohn Opinion..............     51
Code...............................     52
Control Share Statute..............     99
Delaware Law.......................    100
Depositary Receipts................     94
Depositary Shares..................     93
DJONT..............................     39
Doubletree.........................     39
E&P................................     65
EBITDA.............................     52
Effective Time.....................     44
EPS................................     58
Exchange Act.......................    127
Exchange Agent.....................     63
Exchange Ratio.....................     45
FelCor.............................      1
FelCor 1998 Plan...................     36
FelCor Annual Meeting..............     36
FelCor Board.......................     36
FelCor Bylaws......................    100
FelCor Charter.....................     36
FelCor Common Shares...............     36
FelCor Hotels......................     39
FelCor Named Executive Officers....    148
FelCor Operating Partnership.......     39
FelCor Preferred Shares............     88
FelCor Series A Preferred Shares...     89
FelCor Series B Preferred Shares...     93
FelCor Stockholders' Agreement.....     61



                                     PAGE NO.
                                     --------
FFO................................     52
Hampstead..........................    158
Holdings...........................     42
Holdings Entities..................     42
Holiday Entities...................     42
Holiday Hospitality................     40
Hotel Partnerships.................    111
Hotel Properties Agreement.........    162
Hotels.............................     41
Independent Director...............    125
Interim Credit Facility............     66
Kingston...........................    116
Line of Credit.....................     71
Lock-Up Period.....................     69
Maryland Law.......................     98
Merger.............................     36
Merger Agreement...................     36
Merrill Lynch......................     45
Merrill Lynch Opinion..............     56
NAREIT.............................    156
Notes..............................     71
NYSE...............................     44
Omaha Acquisition..................     39
Outside Director...................    134
Ownership Limit....................     97
Ownership Limitation Provisions....     97
Percentage Leases..................     39
Percentage Rent....................     39
Post-Termination Maturity Date.....     40
Promus.............................     39
Record Date........................     36
Redevelopment and Rebranding
  Program..........................     40
REIT...............................     39
Rent...............................    111
Restricted Shares..................    136
SEC................................    145
Sheraton...........................     39
Spin-Off...........................     43
Spin-Off Agreement.................     43
Spin-Off Ratio.....................     43
Units..............................     39
Voting Agreement...................     37
1997 Acquisitions..................     73
1997 Offerings.....................     71
1998 Acquisitions..................     71
1998 Offering......................     71
5/50 Rule..........................     97

                                                                         ANNEX A
================================================================================

                          AGREEMENT AND PLAN OF MERGER

                                    BETWEEN

                             BRISTOL HOTEL COMPANY

                                      AND

                           FELCOR SUITE HOTELS, INC.

                              DATED MARCH 23, 1998

================================================================================

                               TABLE OF CONTENTS
                         (NOT A PART OF THE AGREEMENT)

                                                                       PAGE
                                                                       ----
I. THE MERGER AND CERTAIN RELATED TRANSACTIONS.......................    1
  1.1.   The Merger..................................................    1
  1.2.   Pre-Merger Transactions.....................................    2
  1.3.   Closing.....................................................    2
  1.4.   Effective Time..............................................    2
  1.5.   Articles of Amendment and Restatement of Surviving
         Corporation.................................................    2
  1.6.   Bylaws of Surviving Corporation.............................    2
  1.7.   Directors and Officers of Surviving Corporation.............    2
  1.8.   Effect of the Merger on the Capital Stock of FelCor and
         Bristol.....................................................    3
  1.9.   Exchange of Certificates....................................    4
  1.10.  Bristol Stock Options.......................................    5
II. REPRESENTATIONS AND WARRANTIES OF FELCOR.........................    6
  2.1.   Organization, Standing and Power of FelCor..................    6
  2.2.   FelCor Subsidiaries.........................................    7
  2.3.   Capital Structures..........................................    7
  2.4.   Authority; Noncontravention; Consents.......................    8
  2.5.   SEC Documents; Financial Statements; Undisclosed
         Liabilities.................................................    9
  2.6.   Absence of Certain Changes or Events........................   10
  2.7.   Litigation..................................................   10
  2.8.   Properties..................................................   10
  2.9.   Environmental Matters.......................................   12
  2.10.  Absence of Changes in Benefit Plans; ERISA Compliance.......   12
  2.11.  Taxes.......................................................   12
  2.12.  Brokers.....................................................   13
  2.13.  Compliance with Laws........................................   13
  2.14.  Labor Matters...............................................   13
  2.15.  Compliance with Agreements..................................   14
  2.16.  Opinion of Financial Advisor................................   14
  2.17.  State Takeover Statutes.....................................   14
  2.18.  Proxy and Registration Statements...........................   14
  2.19.  Definition of Knowledge of FelCor...........................   14
III. REPRESENTATIONS AND WARRANTIES OF BRISTOL.......................   14
  3.1.   Organization, Standing and Power of Bristol.................   14
  3.2.   Bristol Subsidiaries........................................   15
  3.3.   Capital Structure...........................................   15
  3.4.   Authority; Noncontravention; Consents.......................   16
  3.5.   SEC Documents; Financial Statements; Undisclosed
         Liabilities.................................................   17
  3.6.   Absence of Certain Changes or Events........................   18
  3.7.   Litigation..................................................   18
  3.8.   Properties..................................................   18
  3.9.   Environmental Matters.......................................   19
  3.10.  Absence of Changes in Benefit Plans; ERISA Compliance.......   20
  3.11.  Taxes.......................................................   20
  3.12.  No Payments to Employees, Officers or Directors.............   21
  3.13.  Brokers.....................................................   21
  3.14.  Compliance with Laws........................................   21
  3.15.  Labor Matters...............................................   21
  3.16.  Compliance with Agreements..................................   21

                         (NOT A PART OF THE AGREEMENT)

                                                                       PAGE
                                                                       ----
  3.17.  Opinion of Financial Advisor................................   21
  3.18.  State Takeover Statutes.....................................   22
  3.19.  Proxy and Registration Statements...........................   22
  3.20.  Definition of Knowledge of Bristol..........................   22
IV. COVENANTS........................................................   22
  4.1.   Acquisition Proposals.......................................   22
  4.2.   Conduct of FelCor's and Bristol's Business Pending Merger...   23
  4.3.   Other Actions...............................................   25
V. ADDITIONAL COVENANTS..............................................   26
  5.1.   Preparation of the Registration Statements and the Proxy
         Statement; FelCor Stockholders Meeting and Bristol
         Stockholders Meeting........................................   26
  5.2.   Access to Information; Confidentiality......................   27
  5.3.   Consents; Notifications; Other Actions......................   27
  5.4.   Tax Treatment...............................................   27
  5.5.   Public Announcements........................................   27
  5.6.   Listing.....................................................   28
  5.7.   Transfer and Gains Taxes....................................   28
  5.8.   Indemnification.............................................   28
  5.9.   Spin-Off Transactions.......................................   28
  5.10.  Declaration of Dividends and Distributions..................   29
  5.11.  Affiliates; Etc. ...........................................   29
  5.12.  Bristol's Accumulated and Current Earnings and Profits......   29
  5.13.  REIT-Related Matters........................................   29
  5.14   Interim Credit Facility.....................................   29
VI. CONDITIONS.......................................................   30
  6.1.   Conditions To Each Party's Obligation To Effect the
         Merger......................................................   30
  6.2.   Conditions To Obligations of FelCor.........................   31
  6.3.   Conditions To Obligations of Bristol........................   31
  6.4.   Frustration of Closing Conditions...........................   32
VII.     TERMINATION, AMENDMENT AND WAIVER...........................   32
  7.1.   Termination.................................................   32
  7.2.   Certain Fees and Expenses...................................   33
  7.3.   Effect of Termination.......................................   35
  7.4.   Amendment...................................................   35
  7.5.   Extension; Waiver...........................................   35
VIII. GENERAL PROVISIONS.............................................   35
  8.1.   Nonsurvival of Representations and Warranties...............   35
  8.2.   Notices.....................................................   35
  8.3.   Certain Definitions.........................................   36
  8.4.   Interpretation..............................................   37
  8.5.   Counterparts................................................   37
  8.6.   Entire Agreement; No Third-party Beneficiaries..............   37
  8.7.   Governing Law...............................................   37
  8.8.   Assignment..................................................   38
  8.9.   Enforcement.................................................   38
  8.10.  Severability................................................   38

                                LIST OF EXHIBITS
                         (NOT A PART OF THE AGREEMENT)

                                                              EXHIBIT
                                                              -------
Form of Affiliate's Agreement...............................     A
Form of Tax Letters.........................................     B
Form of REIT Opinion........................................     C

                               LIST OF SCHEDULES
                         (NOT A PART OF THE AGREEMENT)

                                                              SCHEDULE
                                                              --------
Modifications to Articles of Amendment and Restatement of
  FelCor....................................................     1.5
Directors and Officers......................................     1.7
Joint Operating Committee...................................     4.2
Form of Bristol E&P Statement...............................    5.12

                 LIST OF SCHEDULES TO FELCOR DISCLOSURE LETTER
                         (NOT A PART OF THE AGREEMENT)

                                                              SCHEDULE
                                                              --------
Name, Formation Jurisdiction and Ownership of
  Subsidiaries..............................................     2.2
Outstanding Securities......................................     2.3
Conflicts with Laws or Agreements and Necessary Consents....     2.4
SEC Filings.................................................     2.5
Material Changes............................................     2.6
Material Legal Proceedings..................................     2.7
Properties..................................................     2.8
Changes in Benefit Plans and Compliance with ERISA..........    2.10
Tax Liabilities; Qualified REIT Subsidiaries................    2.11
Union Contracts.............................................    2.14
Defaults in Agreements......................................    2.15
Individuals Having "Knowledge"..............................    2.19
Acquisition Proposals.......................................     4.1
Exceptions to Pre-Closing Covenants.........................     4.2

                 LIST OF SCHEDULES TO BRISTOL DISCLOSURE LETTER
                         (NOT A PART OF THE AGREEMENT)

                                                              SCHEDULE
                                                              --------
Bristol Subsidiaries........................................     3.2
Capital Structure...........................................     3.3
Authority; Noncontravention; Consents.......................     3.4
SEC Documents...............................................     3.5
Absence of Certain Changes or Events........................     3.6
Litigation..................................................     3.7
Properties..................................................     3.8
Environmental Issues........................................     3.9
Absence of Changes in Benefit Plans; ERISA Compliance.......    3.10
Taxes.......................................................    3.11
No Payments to Employees, Officers or Directors.............    3.12

                                                              SCHEDULE
                                                              --------
Labor Matters...............................................    3.15
Compliance with Agreements..................................    3.16
Definition of Knowledge of Bristol..........................    3.20
Acquisition Proposals.......................................     4.1
Conduct of Bristol's Business Pending Merger................     4.2

                             INDEX OF DEFINED TERMS
                         (NOT A PART OF THE AGREEMENT)

                                                              PAGE
                                                              ----
Acquisition Agreement.......................................   22
Acquisition Proposal........................................   22
Affiliate...................................................   36
Agreement...................................................    1
Amended Bristol Exercise Price..............................    6
Amended Bristol Option......................................    5
Articles of Merger..........................................    2
Bankruptcy Exception........................................    8
Base Amount.................................................   33
BHMC........................................................    1
BHR.........................................................    1
BHR Common Shares...........................................    1
BHR Option..................................................    5
Break-Up Expenses...........................................   34
Break-Up Fee................................................   33
Break-Up Fee Tax Opinion....................................   33
Bristol.....................................................    1
Bristol Benefit Plans.......................................   20
Bristol Board...............................................    1
Bristol Bylaws..............................................   15
Bristol Certificate.........................................   15
Bristol Certificates........................................    4
Bristol Common Shares.......................................    1
Bristol Corporate Subsidiaries..............................    1
Bristol Director Plan.......................................    5
Bristol Disclosure Letter...................................   14
Bristol Filed SEC Documents.................................   17
Bristol Financial Statement Date............................   18
Bristol Hotel...............................................   36
Bristol Hotel Subsidiaries..................................   36
Bristol Incentive Plan......................................    5
Bristol Material Adverse Change.............................   18
Bristol Material Adverse Effect.............................   14
Bristol Preferred Shares....................................   15
Bristol Properties..........................................   18
Bristol SEC Documents.......................................   17
Bristol Stockholder Approval................................   16
Bristol Stockholders Meeting................................   26
Bristol Subsidiaries........................................   15
Business Day................................................   36
Cash Distribution...........................................   34
Certificate of Merger.......................................    2
Closing.....................................................    2
Closing Date................................................    2
Closing Price...............................................    3
Code........................................................    1
Confidentiality Agreements..................................   27
Department..................................................    2
DGCL........................................................    1

                             INDEX OF DEFINED TERMS
                  (NOT A PART OF THE AGREEMENT) -- (CONTINUED)

                                                              PAGE
                                                              ----
Drop Dead Date..............................................   32
E&P.........................................................   29
Effective Time..............................................    2
Encumbrances................................................   10
Environmental Law...........................................   36
ERISA.......................................................   12
Excess Shares...............................................    3
Exchange Act................................................    9
Exchange Agent..............................................    4
Exchange Ratio..............................................    3
Exemptions..................................................   29
Expense Fee.................................................   34
Federal Legislative or Regulatory Change....................   30
FelCor......................................................    1
FelCor 1994 Option Plan.....................................    7
FelCor 1995 Option Plan.....................................    7
FelCor 1998 Option Plan.....................................    7
FelCor Articles.............................................    7
FelCor Benefit Plans........................................   12
FelCor Board................................................    1
FelCor Bylaws...............................................    7
FelCor Common Shares........................................    7
FelCor Disclosure Letter....................................    6
FelCor Filed SEC Documents..................................    9
FelCor Financial Statement Date.............................   10
FelCor Hotel................................................   36
FelCor Material Adverse Change..............................   10
FelCor Material Adverse Effect..............................    6
FelCor OP Units.............................................    7
FelCor Operating Partnership................................    6
FelCor Operating Partnership Agreement......................    7
FelCor Option Plans.........................................    7
FelCor Properties...........................................   10
FelCor SEC Documents........................................    9
FelCor Series A Preferred Shares............................    7
FelCor Stockholder Approval.................................    8
FelCor Stockholders Meeting.................................   26
FelCor Subsidiaries.........................................    7
First Dividend Date.........................................    4
GAAP........................................................    9
Governmental Entity.........................................    9
Hazardous Material..........................................   36
HSR Act.....................................................   17
Indebtedness................................................   36
Indemnified Parties.........................................   28
IRS.........................................................   33
Joint Operating Committee...................................   23
Knowledge...................................................   25
Knowledge of Bristol........................................   21

                             INDEX OF DEFINED TERMS
                  (NOT A PART OF THE AGREEMENT) -- (CONTINUED)

                                                              PAGE
                                                              ----
Knowledge of FelCor.........................................   14
Laws........................................................    9
Leasing Transactions........................................    1
Liens.......................................................    7
Measurement Date............................................    7
Merger......................................................    1
Merrill.....................................................   21
MGCL........................................................    1
Non-Corporate Bristol Hotel Subsidiaries....................   36
NYSE........................................................    3
Original Bristol Option.....................................    5
Payor.......................................................   34
Permits.....................................................   13
Person......................................................   36
Preliminary E&P Statement...................................   29
Principal Stockholders......................................    1
Property Restrictions.......................................   11
Proxy Statement.............................................    9
Qualifying Income...........................................   33
REA Agreement...............................................   11
Recipient...................................................   34
Record Date.................................................   36
Registration Statements.....................................    9
REIT........................................................   13
REIT Requirements...........................................   33
SEC.........................................................    9
Securities Act..............................................    5
Spin-Off Agreement..........................................    1
Spin-Off Transactions.......................................   37
Stockholder Approvals.......................................   16
Subsidiary..................................................   37
Superior Proposal...........................................   23
Superior Proposal Transaction Notice........................   23
Surviving Certificates......................................    4
Surviving Corporation.......................................    1
Surviving Corporation Common Shares.........................    3
Taxes.......................................................   37
Trading Day.................................................    3
Transaction Documents.......................................   37
Transfer and Gains Taxes....................................   28
Valuation Ratio.............................................    5
Volume Weighted Average Trading Price.......................   37
Voting Agreement............................................    1

                          AGREEMENT AND PLAN OF MERGER

     This AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated March 23, 1998, is by and between Bristol Hotel Company, a Delaware corporation ("Bristol"), and FelCor Suite Hotels, Inc., a Maryland corporation ("FelCor").

                                   RECITALS:

     A. The Board of Directors of Bristol (the "Bristol Board") and the Board of Directors of FelCor (the "FelCor Board") deem it advisable and in the best interests of their respective companies that, subject to the conditions and other provisions contained herein, Bristol merge with and into FelCor (the "Merger"), with FelCor as the surviving corporation in the Merger (as such, the "Surviving Corporation");

     B. For federal income tax purposes, it is intended that the Merger qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the "Code");

     C. FelCor has advised Bristol that, in order for FelCor to maintain its status as a real estate investment trust following the Merger, FelCor must not acquire certain assets and liabilities of the hotel management and operation business of Bristol and the Bristol Subsidiaries as a result of the Merger. Accordingly, prior to and as a condition precedent to the Merger, (i) Bristol will, or will cause the Bristol Subsidiaries to, (a) reorganize internally and contribute to Bristol Hotel Management Corporation, a Delaware corporation ("BHMC"), or another subsidiary of BHR certain of the assets and liabilities of Bristol and the Bristol Subsidiaries and contribute to Bristol Hotels & Resorts, Inc., a Delaware corporation ("BHR"), all the capital stock of BHMC, and (b) distribute to the holders of common stock, par value of $0.01 per share, of Bristol ("Bristol Common Shares") all of the outstanding shares of common stock, par value of $0.01 per share, of BHR (the "BHR Common Shares") in a transaction expected to be treated for federal income tax purposes as a taxable dividend of Bristol's earnings and profits, (ii) Bristol and/or the Bristol Hotel Subsidiaries, as the case may be, will enter into leases with one or more wholly owned subsidiaries of BHR and will cancel certain existing management contracts (the "Leasing Transactions"), and (iii) Bristol will cause those Bristol Hotel Subsidiaries that are taxable as corporations under the Code ("Bristol Corporate Subsidiaries") to merge with and into one or more Non-Corporate Bristol Hotel Subsidiaries, all as provided in the Spin-Off Agreement entered into by Bristol, BHMC and BHR contemporaneously with this Agreement (the "Spin-Off Agreement");

     D. Contemporaneously with the execution of this Agreement, Bristol, FelCor and certain other Persons (such other Persons, collectively, the "Principal Stockholders") have entered into a Voting and Cooperation Agreement (the "Voting Agreement") pursuant to which the Principal Stockholders have agreed to vote their capital stock holdings for adoption of the Merger Agreement and to refrain from taking certain actions; and

     E. In connection with the transactions contemplated hereby, (i) the Bristol Board has approved the Voting Agreement and other transactions contemplated hereby so as to render inapplicable the special stockholder voting requirements of Section 203 of the DGCL and (ii) the FelCor Board has adopted resolutions relating to ownership of FelCor Common Shares by the Principal Stockholders.

     Now, therefore, in consideration of the foregoing and the representations, warranties and covenants contained herein, the parties hereto hereby agree as follows:

                 I. THE MERGER AND CERTAIN RELATED TRANSACTIONS

     1.1. The Merger. (a) On the terms and subject to the conditions of this Agreement, and in accordance with the Maryland General Corporation Law (the "MGCL") and the Delaware General Corporation Law (the "DGCL"), at the Effective Time, Bristol will be merged with and into FelCor, whereupon the separate corporate existence of Bristol will cease and FelCor will be the Surviving Corporation.

     (b) From and after the Effective Time, the Surviving Corporation will possess all the rights, privileges and powers and will assume all of the liabilities, obligations and duties of Bristol and FelCor, all as provided under the MGCL and the DGCL.

     1.2. Pre-Merger Transactions. Prior to the Effective Time, Bristol will cause BHMC, BHR and the Bristol Subsidiaries to consummate the transactions contemplated by the Spin-Off Agreement and take such actions as are required under the Spin-Off Agreement to be taken by it.

     1.3. Closing. The closing of the Merger (the "Closing") will take place at a date and time to be specified by the parties, which (subject to satisfaction or waiver of the conditions set forth in Article VI) will be no later than the third Business Day after satisfaction or waiver of the conditions set forth in
Article VI (the "Closing Date") at the offices of Jones, Day, Reavis & Pogue, 2300 Trammell Crow Center, 2001 Ross Avenue, Dallas, Texas, unless another time, date or place is agreed to in writing by the parties.

     1.4. Effective Time. As soon as practicable following the satisfaction or waiver of the conditions set forth in Article VI, (i) the parties will execute and file articles of merger (the "Articles of Merger") with the State Department of Assessments and Taxation of the State of Maryland (the "Department") in accordance with the MGCL, (ii) the Surviving Corporation will execute and file a certificate of merger (the "Certificate of Merger") with the Secretary of State of the State of Delaware in accordance with the DGCL, and (iii) the parties will make any other filings and recordings required under the MGCL and the DGCL. The Merger will become effective (the "Effective Time") at 9:00 a.m., New York City time, on the Trading Day immediately following the Closing Date or, if later, such date and time as the Department accepts the Articles of Merger for recording and the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such other time as Bristol and FelCor agree should be specified in the Articles of Merger and Certificate of Merger (not to exceed 30 calendar days after the Articles of Merger are accepted for recording by the Department and the Certificate of Merger is accepted for filing by the Secretary of State of the State of Delaware). Unless otherwise agreed, the parties will cause the Effective Time to occur at 9:00 a.m., New York City time, on the Trading Day immediately following the Closing Date.

     1.5. Articles of Amendment and Restatement of Surviving Corporation. The Articles of Amendment and Restatement of FelCor will be amended and restated at the Effective Time in the manner specified in Schedule 1.5 or as otherwise agreed between FelCor and Bristol, and will be the Articles of Amendment and Restatement of the Surviving Corporation from and after the Effective Time until further amended or restated in accordance therewith and the MGCL.

     1.6. Bylaws of Surviving Corporation. From and after the Effective Time, the Bylaws of the Surviving Corporation will be the Bylaws of FelCor as in effect immediately prior to the Effective Time, until further amended or restated in accordance therewith and the MGCL.

     1.7. Directors and Officers of Surviving Corporation. From and after the Effective Time, the individuals identified on or determined in accordance with
Schedule 1.7 will serve as directors of the Surviving Corporation and will be divided into "Class I", "Class II" and "Class III" directors as specified on
Schedule 1.7 until the earlier of the resignation or removal of any such individual or until their respective successors are duly elected and qualified, as the case may be. In the event that any such person is unable or unwilling to serve as a director at the Effective Time, the party that designated such individual will have the right to designate a replacement for such individual, which right of replacement will terminate at the Effective Time and is subject to approval of the other party hereto, which approval may not be unreasonably withheld or delayed. Upon such replacement, Schedule 1.7 will be, without further action, deemed to have been amended to reflect such selection. The officers of FelCor immediately prior to the Effective Time will be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

     1.8. Effect of the Merger on the Capital Stock of FelCor and Bristol. At the Effective Time, by virtue of the Merger and without any action by the holder of any Bristol Common Shares, FelCor Common Shares or FelCor Series A Preferred
Shares:

          (a) Each FelCor Common Share and FelCor Series A Preferred Share outstanding immediately prior to the Effective Time will remain outstanding, and each certificate representing outstanding FelCor Common Shares and FelCor Series A Preferred Shares will thereafter represent an equal number of Surviving Corporation Common Shares and Surviving Corporation Series A Preferred Shares, as the case may be;

          (b) Subject to the provisions of Sections 1.8(c) and 1.8(d), each Bristol Common Share outstanding immediately prior to the Effective Time will be converted into the right to receive 0.685 (the "Exchange Ratio") of a validly issued, fully paid and nonassessable share of common stock, par value of $0.01 per share, of the Surviving Corporation ("Surviving Corporation Common Shares"), and each Bristol Common Share theretofore outstanding will cease to be outstanding and will cease to exist, and each holder of a Bristol Certificate will thereafter cease to have any rights with respect to such shares, except the right to receive, without interest, the Surviving Corporation Common Shares as calculated pursuant to this
     Section 1.8(b) and cash in lieu of fractional Surviving Corporation Common Shares in accordance with Section 1.8(c) or Section 1.8(d), upon the surrender of such Bristol Certificate in accordance with Section 1.9;

          (c) Notwithstanding any other provision hereof, no fractional Surviving Corporation Common Shares will be issued in connection with the Merger. No such holder will be entitled to dividends, voting rights or any other stockholder rights in respect of any fractional share. Instead, as soon as practicable after the Effective Time, the Exchange Agent will determine the excess of (i) the number of whole Surviving Corporation Common Shares delivered to the Exchange Agent by FelCor pursuant to Section 1.9(a) over (ii) the aggregate number of whole Surviving Corporation Common Shares to be distributed to holders of Bristol Common Shares pursuant to
     Section 1.8(b) (such excess, the "Excess Shares"). FelCor will instruct the Exchange Agent (i) to sell the Excess Shares at then-prevailing prices on the New York Stock Exchange (the "NYSE") through one or more member firms of the NYSE and (ii) to use reasonable efforts to complete the sale of the Excess Shares as promptly following the Effective Time as, in the Exchange Agent's sole judgment, is practicable consistent with obtaining the best execution of such sales in light of prevailing market conditions, and in any event, within 90 calendar days following the Effective Time. The Exchange Agent will hold such proceeds in trust for the holders of Bristol Common Shares who would otherwise be entitled to receive a fraction of a Surviving Corporation Common Share, and will determine the portion of the proceeds to which each such holder is entitled, if any, by multiplying the amount of the aggregate net proceeds of such sale by a fraction, the numerator of which is the amount of the fractional share interest to which such holder is entitled, and the denominator of which is the aggregate amount of fractional share interests to which all such holders of Bristol Common Shares are entitled. The Surviving Corporation will pay all commissions, transfer taxes, Exchange Agent's fees and other out-of-pocket transaction costs incurred in connection with the sale of such Excess Shares;

          (d) Notwithstanding the provisions of Section 1.8(c), FelCor may elect at its option, exercised prior to the Effective Time, in lieu of the issuance and sale of Excess Shares and the making of payments pursuant to
     Section 1.8(c), to pay each holder of Bristol Common Shares who would otherwise be entitled to receive a fraction of a Surviving Corporation Common Share, an amount in cash equal to the Closing Price immediately preceding the Effective Time multiplied by the fraction of a Surviving Corporation Common Share to which such holder would otherwise be entitled. For purposes of this Agreement, "Closing Price" means the closing price of the FelCor Common Shares (as reported in the New York Stock Exchange, Inc. Composite Tape) on the Closing Date and "Trading Day" means any day on which the NYSE is open for trading; and

          (e) Each Bristol Common Share issued and held in Bristol's treasury or by FelCor or any wholly owned FelCor Subsidiary at the Effective Time, if any, will cease to be outstanding and will be canceled and retired and will cease to exist without payment of any consideration therefor.

     1.9. Exchange of Certificates. (a) As of the Effective Time, FelCor will deposit with FelCor's transfer agent (the "Exchange Agent"), for the benefit of the holders of certificates (the "Bristol Certificates") representing Bristol Common Shares for exchange in accordance with this Section 1.9, certificates (the "Surviving Certificates") representing Surviving Corporation Common Shares to be issued pursuant to Article I.

     (b) Promptly after the Effective Time, the Surviving Corporation will cause the Exchange Agent to mail to each holder of record of Bristol Common Shares as of the Effective Time a letter of transmittal which will specify (i) that delivery will be effected, and risk of loss and title to Bristol Certificates will pass, only upon delivery of such Bristol Certificates to the Exchange Agent, and will be in such form and have such other provisions as the Surviving Corporation may reasonably specify, and (ii) instructions for use in effecting the surrender of such Bristol Certificates in exchange for Surviving Certificates and cash in lieu of fractional shares. In addition, the Surviving Corporation will enter into such other arrangements as Bristol may reasonably request prior to the Effective Time to permit hand delivery of Bristol Certificates in exchange for Surviving Certificates at the office of the Exchange Agent maintained for such purposes in New York City commencing promptly after the Effective Time. Upon surrender of a Bristol Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, the holder of such Bristol Certificate will be entitled to receive in exchange therefor (A) a Surviving Certificate representing the number of whole Surviving Corporation Common Shares, (B) a check representing the amount of unpaid dividends and distributions, if any, which such holder has the right to receive pursuant to the provisions of Section 1.9(c) in respect of the Bristol Certificate surrendered, and (C) a check or the right to receive a check representing the amount of cash in lieu of a fractional Surviving Corporation Common Share, if any, which such holder has the right to receive pursuant to the provisions of Section 1.8 in respect of the Bristol Certificate surrendered, in each case, after giving effect to any required withholding Tax, and the Bristol Certificates so surrendered will forthwith be canceled. No interest will be paid or accrued on the cash in lieu of fractional Surviving Corporation Common Shares and unpaid dividends and distributions, if any, payable to holders of Bristol Certificates. In the event of a transfer of rights to receive the consideration provided herein with respect to Bristol Common Shares which is not registered in the transfer records of Bristol, a Surviving Certificate representing the proper number of Surviving Corporation Common Shares, together with a check for the cash to be paid in lieu of any fractional Surviving Corporation Common Shares, if any, and unpaid dividends and distributions, if any, which such holder has the right to receive pursuant to the provisions of Section 1.8 and Section 1.9(c), respectively, in respect of the Bristol Certificate so surrendered, after giving effect to any required withholding Tax, may be issued to such transferee if the Bristol Certificate is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid. All Bristol Certificates so surrendered will be canceled forthwith.

     (c) Notwithstanding any other provisions of this Agreement, no dividends or other distributions on Surviving Corporation Common Shares will be paid with respect to any Bristol Common Shares represented by a Bristol Certificate until the Bristol Certificate is surrendered for exchange as provided herein. Subject to the effect of applicable escheat and other Laws, following surrender of any Bristol Certificate, there will be paid to the holder of the Surviving Certificate issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after July 15, 1998 (the "First Dividend Date") theretofore payable with respect to such whole Surviving Corporation Common Shares and not paid, less the amount of withholding Taxes, if any, which may be required thereon, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the First Dividend Date but prior to surrender and a payment date subsequent to surrender payable with respect to such whole Surviving Corporation Common Shares, less the amount of withholding Taxes, if any, which may be required thereon.

     (d) From and after the Effective Time, there will be no transfers on the stock transfer books of Bristol of the Bristol Common Shares which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Bristol Certificates are presented to the Surviving Corporation, they will be canceled and exchanged for certificates for Surviving Corporation Common Shares and cash in lieu of fractional Surviving Corporation Common Shares, if any, and unpaid dividends and distributions deliverable in respect thereof pursuant to this Agreement in accordance with the procedures set forth in
Section 1.8 and this Section 1.9. Bristol Certificates surrendered for exchange by any Person constituting an "affiliate" of Bristol for purposes of Rule 145(c) under the Securities Act of 1933, as amended (the "Securities Act"), will not be exchanged until the Surviving Corporation has received a written agreement from such Person as contemplated by Section 5.11.

     (e) Any portion of the Surviving Certificates made available to the Exchange Agent pursuant to Section 1.9(a) which remains unclaimed by the holders of Bristol Common Shares for 180 calendar days after the Effective Time will be delivered to the Surviving Corporation, upon demand of the Surviving Corporation, and any former Bristol stockholders who have not theretofore complied with this Section 1.9 may look only to the Surviving Corporation for payment of their Surviving Corporation Common Shares, cash in lieu of fractional shares and unpaid dividends and distributions on the Surviving Corporation Common Shares deliverable in respect of each Bristol Common Share such stockholder holds as determined pursuant to this Agreement, in each case, without any interest thereon.

     (f) None of FelCor, Bristol, the Exchange Agent or any other Person will be liable to any former holder of Bristol Common Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

     (g) In the event any Bristol Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent or the Surviving Corporation will issue in exchange for such lost, stolen or destroyed Bristol Certificate the Surviving Corporation Common Shares and cash in lieu of fractional Surviving Corporation Common Shares, and unpaid dividends and distributions on Surviving Corporation Common Shares as provided in Section
1.8 and Section 1.9(c), respectively, deliverable in respect thereof pursuant to this Agreement.

     1.10. Bristol Stock Options. (a) At the Spin-Off Time (as defined in the Spin-Off Agreement), each outstanding option (each, an "Original Bristol Option") to purchase Bristol Common Shares under Bristol's Amended and Restated 1995 Equity Incentive Plan (the "Bristol Incentive Plan") or Stock Option Plan for Non-Employee Directors (the "Bristol Director Plan"), whether or not then exercisable or vested, all of which Original Bristol Options that are outstanding as of the Measurement Date are listed in Schedule 3.3 to the Bristol Disclosure Letter, will continue to have, and be subject to, the same terms and conditions as set forth in the Bristol Incentive Plan or the Bristol Director Plan (as the case may be) and related option agreements pursuant to which the Original Bristol Options were granted, provided that each Original Bristol Option will be redenominated into two options which will be continuations of the Original Bristol Options, effected through amendment of Original Bristol Options to an "Amended Bristol Option" and a "BHR Option," each having identical terms and conditions to the Original Bristol Options except: (i) the BHR Option will be an option to purchase that number of BHR Common Shares equal to the product of the number of Bristol Common Shares covered by such Original Bristol Option immediately prior to the Spin-Off Time and the Spin-Off Conversion Ratio (as defined in the Spin-Off Agreement), rounded to the nearest whole number of BHR Common Shares, (ii) service with either Bristol, BHR or their respective Subsidiaries following the Effective Time will satisfy the vesting requirements and termination terms thereof, (iii) the per share exercise price for each BHR Option will be an amount equal to the quotient of (A) the product of (x) 0.11385, subject to adjustment if and to the extent necessary to ensure that no additional compensation expense results as specified in accordance with Emerging Issues Task Force 90-9 (the "Valuation Ratio"), and (y) the exercise price for the Original Bristol Options, divided by (B) the Spin-Off Conversion Ratio, (iv) the per share exercise price for the Amended Bristol Options will be the product of (x) 1 minus the Valuation Ratio and

(y) the exercise price for the Original Bristol Options (the "Amended Bristol Exercise Price"), and (v) all references to the Bristol Board or Bristol will, with respect to the BHR Options, be deemed to be references to the Board of Directors of BHR and BHR, respectively. Effective as of the Spin-Off Time, (A) BHR will assume all obligations with respect to each BHR Option, (B) BHR will reserve for issuance the number of BHR Common Shares that become issuable upon the exercise of such BHR Options, and (C) Bristol will have no obligations with respect to any BHR Options. Not later than the Spin-Off Time, Bristol and BHR will amend (and each may restate) the Bristol Incentive Plan and the Bristol Director Plan to effect the foregoing changes to such Plans.

     (b) At the Effective Time, the Surviving Corporation will expressly assume the Bristol Incentive Plan and the Bristol Director Plan and Bristol's obligations under the Amended Bristol Options on and after the Effective Time. Each Amended Bristol Option will continue to have, and be subject to, the same terms and conditions as set forth in the Bristol Incentive Plan or the Bristol Director Plan (as the case may be) and related option agreements as modified by
Section 1.10(a), provided that the Amended Bristol Options will be further amended to provide that, (i) all references to Bristol Common Shares will be deemed to be references to Surviving Corporation Common Shares, (ii) service with either BHR, the Surviving Corporation or their respective Subsidiaries following the Effective Time will satisfy the vesting requirements and termination terms thereof, (iii) each Amended Bristol Option will be exercisable for that number of whole Surviving Corporation Common Shares equal to the product of the number of Bristol Common Shares covered by the Amended Bristol Option immediately prior to the Effective Time and the Exchange Ratio, rounded to the nearest whole number of Surviving Corporation Common Shares, (iv) the exercise price per Surviving Corporation Common Share under each Amended Bristol Option will be equal to the Amended Bristol Exercise Price divided by the Exchange Ratio, rounded to the nearest cent, and (v) all references to the Bristol Board or Bristol will be deemed to be references to the Board of Directors of the Surviving Corporation and the Surviving Corporation, respectively; provided, however that all decisions relating to the interpretation or amendment of the Amended Bristol Options will require the approval of the Compensation Committee of BHR, except for adjustments to the exercise price or nature of securities to be awarded upon exercise of an Amended Bristol Option in connection with a transaction in which the Amended Bristol Options are treated in the same manner as options under other FelCor Option Plans. The Surviving Corporation will reserve for issuance the number of Surviving Corporation Common Shares that become issuable upon the exercise of such Amended Bristol Options. As soon as practicable, the Surviving Corporation will (i) amend (and each may restate) the Bristol Incentive Plan and the Bristol Director Plan to effect the foregoing changes to such Plans, effective as of the Effective Time and (ii) file with the SEC a registration statement on Form S-8 or other appropriate form with respect to the Surviving Corporation Common Shares issuable pursuant to the Amended Bristol Options.

                  II. REPRESENTATIONS AND WARRANTIES OF FELCOR

     Except as set forth in the letter of even date herewith signed by the President or Vice President of FelCor in his capacity as such and delivered to Bristol simultaneously with the execution and delivery of this Agreement (the "FelCor Disclosure Letter"), FelCor represents and warrants to Bristol as follows:

     2.1. Organization, Standing and Power of FelCor. FelCor is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Maryland and has the requisite corporate power and authority to carry on its business as now being conducted. FelCor is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, could not be reasonably expected to have a material adverse effect on the business, financial condition or results of operations of FelCor and the FelCor Subsidiaries, taken as a whole (a "FelCor Material Adverse Effect"). FelCor has delivered to Bristol complete and correct copies of its Articles of Amendment and Restatement, its Bylaws and the Amended and Restated Agreement of Limited Partnership of FelCor Suites Limited Partnership, a Delaware limited partnership (the "FelCor Operating Partnership"), in each case as amended or supplemented to the date of this Agreement and currently in force and effect (respectively, the "FelCor Articles", the "FelCor Bylaws" and the "FelCor Operating Partnership Agreement").

     2.2. FelCor Subsidiaries. (a) Schedule 2.2 to the FelCor Disclosure Letter sets forth (i) the name and jurisdiction of incorporation or formation of each Subsidiary of FelCor and of each other Person in which FelCor owns, directly or indirectly, an equity or ownership interest (collectively, the "FelCor Subsidiaries"), (ii) the name of the FelCor Hotel, if any, in which any FelCor Subsidiary owns or holds an interest and the nature of that ownership or other interest, and (iii) if such FelCor Subsidiary is not wholly owned (directly or indirectly) by FelCor, (A) the percentage of capital stock or other equity interests held by FelCor, and (B) the record owners (or class of owners with respect to the FelCor Operating Partnership) of outstanding shares of its capital stock or other equity interests.

     (b) All the outstanding shares of capital stock of each FelCor Subsidiary that is a corporation have been validly issued and are fully paid and nonassessable. Except as set forth in Schedule 2.2 to the FelCor Disclosure Letter, (i) all the outstanding shares of capital stock of each FelCor Subsidiary that is a corporation are owned by FelCor or by another FelCor Subsidiary free and clear of all pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever (collectively, "Liens"), and (ii) all equity interests of each FelCor Subsidiary that is a partnership, joint venture, limited liability company or trust are owned by FelCor or by another FelCor Subsidiary free and clear of all Liens. Each FelCor Subsidiary that is a corporation is duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of incorporation and has the requisite corporate power and authority to carry on its business as now being conducted, and each FelCor Subsidiary that is a partnership, limited liability company or trust is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has the requisite partnership, limited liability company or trust power and authority to carry on its business as now being conducted. Each FelCor Subsidiary is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, could not reasonably be expected to have a FelCor Material Adverse Effect. FelCor has delivered or made available to Bristol complete and correct copies of the articles or certificate of incorporation, bylaws, partnership, joint venture and operating agreements and other organizational documents of each FelCor Subsidiary, in each case, as amended or supplemented to the date of this Agreement and currently in force and effect.

     2.3. Capital Structures. (a) The authorized capital stock of FelCor consists of 110,000,000 shares of capital stock, of which 100,000,000 are shares of Common Stock, par value $0.01 per share ("FelCor Common Shares"), and 10,000,000 are FelCor Preferred Shares, 6,050,000 of which have been designated as $1.95 Series A Cumulative Convertible Preferred Stock, par value of $0.01 per share (the "FelCor Series A Preferred Shares"). As of the close of business on March 20, 1998 (the "Measurement Date"), (i) 36,591,080 FelCor Common Shares and 6,050,000 FelCor Series A Preferred Shares were issued and outstanding, (ii) 1,212,500 FelCor Common Shares and no FelCor Series A Preferred Shares were held in the treasury of FelCor, (iii) no more than 400,000 FelCor Common Shares were reserved for issuance pursuant to FelCor's 1994 Restricted Stock and Stock Option Plan (the "FelCor 1994 Option Plan"), (iv) no more than 1,400,000 FelCor Common Shares were reserved for issuance pursuant to FelCor's 1995 Restricted Stock and Stock Option Plan (the "FelCor 1995 Option Plan"), (v) no more than 1,000,000 FelCor Common Shares were reserved for issuance pursuant to FelCor's 1998 Restricted Stock and Stock Option Plan (the "FelCor 1998 Option Plan", and together with the FelCor 1995 Option Plan and the FelCor 1994 Option Plan, the "FelCor Option Plans"), (vi) since December 31, 1997, FelCor has not granted options to purchase more than 400,000 FelCor Common Shares pursuant to the FelCor Option Plans and (vii) a sufficient number of FelCor Common Shares were reserved for issuance to permit the conversion of the then-outstanding FelCor Series A Preferred Shares and the redemption of the then-outstanding units of limited partner interest ("FelCor OP Units") of the FelCor Operating Partnership. As of the Measurement Date, except as set forth in this Section 2.3, no shares of capital stock or other voting securities of FelCor were issued, reserved for issuance or outstanding and during the period from and following the Measurement Date to the Effective Time, there will be no change in the issued and outstanding FelCor Common Shares and FelCor Series A

Preferred Shares other than pursuant to (A) the exercise of options to purchase FelCor Common Shares issued pursuant to the FelCor Option Plans and referred to in this Section 2.3, (B) the exercise of conversion or redemption rights with respect to the FelCor Series A Preferred Shares and the FelCor OP Units referred to in this Section 2.3, or (C) the issuance of FelCor OP Units in connection with transactions referred to on Schedule 4.2 to the FelCor Disclosure Letter. Without limiting the generality or effect of any other provision hereof, neither the Merger nor any other transaction contemplated hereby will accelerate the vesting of or have any other effect under any options or other rights relating to the acquisition of equity or other securities of FelCor or the FelCor Operating Partnership.

     (b) All of the issued and outstanding shares of capital stock of FelCor are duly authorized, validly issued, fully paid and nonassessable and are not subject to preemptive rights. Except as set forth in this Section 2.3 or in
Schedule 2.3 to the FelCor Disclosure Letter, as of the date of this Agreement, there are no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which FelCor or any FelCor Subsidiary is a party or by which such entity is bound obligating FelCor or any FelCor Subsidiary to issue, deliver, sell, repurchase, redeem or otherwise acquire, or cause to be issued, delivered, sold, repurchased, redeemed or acquired, additional shares of capital stock, voting securities or other ownership interests of FelCor or any FelCor Subsidiary (or securities convertible into or exchangeable for such ownership interests) or obligating FelCor or any FelCor Subsidiary to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking (other than to FelCor or a FelCor Subsidiary). There are no bonds, debentures, notes or other Indebtedness of FelCor having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of FelCor may vote.

     (c) As of the Measurement Date, the partnership interests in the FelCor Operating Partnership consist of (i) the 36,591,080 units of general partner interest and (ii) 2,897,019 FelCor OP Units. All of the units of general partner interest in FelCor Operating Partnership are owned by FelCor, free and clear of all Liens.

     2.4. Authority; Noncontravention; Consents. (a) FelCor has the requisite corporate power and authority (i) to enter into this Agreement and each Transaction Document to which FelCor is a party, (ii) to perform its obligations hereunder and thereunder, and (iii) subject to the requisite approval of the Merger by the holders of a majority of the FelCor Common Shares outstanding as of the Record Date (the "FelCor Stockholder Approval"), to consummate the transactions contemplated hereunder and thereunder. The execution and delivery by FelCor of this Agreement and each Transaction Document to which FelCor is a party and the consummation by FelCor of the transactions contemplated hereunder and thereunder have been duly authorized by the FelCor Board, the FelCor Board has recommended adoption of this Agreement by its stockholders and directed that this Agreement be submitted to a meeting of its stockholders for their consideration, and no other corporate proceedings on the part of FelCor or its stockholders are necessary to authorize any of the foregoing, other than the FelCor Stockholder Approval. This Agreement and each Transaction Document to which FelCor is a party have been duly executed and delivered by FelCor and constitute valid and binding obligations of FelCor, enforceable against FelCor in accordance with their respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws relating to the enforcement of creditors' rights and by general principles of equity (the foregoing exception, the "Bankruptcy Exception").

     (b) Except as set forth in Schedule 2.4 to the FelCor Disclosure Letter, the execution and delivery by FelCor of this Agreement and each Transaction Document to which FelCor is a party do not, and the consummation of the transactions contemplated hereunder and thereunder and compliance by FelCor with the provisions hereof and thereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of FelCor or any FelCor Subsidiary under (i) the FelCor Articles or the FelCor Bylaws or the comparable charter or organizational documents or partnership or similar agreement (as the case may be) of any FelCor Subsidiary, including without limitation the FelCor Operating Partnership, each as amended or supplemented,
(ii) any loan or credit agreement, note, bond, mortgage, indenture or any other agreement evidencing, Indebtedness, reciprocal easement agreement, lease, management or other agreement, instrument or Permit applicable to FelCor or any FelCor Subsidiary or their respective properties or assets, or (iii) subject to the governmental filings and other matters referred to in the following sentence, any judgment, order, decree, statute, law, ordinance, rule or regulation (collectively, "Laws") applicable to FelCor or any FelCor Subsidiary or their respective properties or assets, other than, in the case of clause (ii) or (iii), any such conflicts, violations, defaults, rights, loss or Liens that, individually or in the aggregate, could not reasonably be expected to (A) have a FelCor Material Adverse Effect or (B) prevent or delay in any material respect the consummation of the transactions contemplated by this Agreement and the Transaction Documents or otherwise prevent FelCor from performing its obligations hereunder or thereunder in any material respect. No consent, approval, order or authorization of, or registration, declaration or filing with, any federal, state or local government or any court, administrative or regulatory agency or commission or other governmental authority or agency, domestic or foreign (a "Governmental Entity"), is required by or with respect to FelCor or any FelCor Subsidiary, including without limitation the FelCor Operating Partnership, in connection with the execution and delivery by FelCor of this Agreement or any of the Transaction Documents to which FelCor is a party or the consummation by FelCor of the transactions contemplated hereunder or thereunder, except for (i) the filing with the Securities and Exchange Commission (the "SEC") of (A) a joint proxy statement relating to the approval by FelCor's stockholders and Bristol's stockholders of the transactions contemplated by this Agreement (as amended or supplemented from time to time, the "Proxy Statement"), (B) registration statements on appropriate forms under the Securities Act and the Securities Exchange Act of 1934, as amended (the "Exchange Act") (as amended or supplemented from time to time, the "Registration Statements"), and (C) such reports under the Exchange Act as may be required in connection with this Agreement and the Transaction Documents and the transactions contemplated hereunder and thereunder, (ii) the filing of listing applications with the NYSE with respect to the Surviving Corporation Common Shares to be issued in the Merger, (iii) the filing of the Articles of Merger with the Department, the Certificate of Merger with the Secretary of State of the State of Delaware and other appropriate merger documents and filings with any local recording office or authorities of other states in which FelCor or Bristol is qualified to do business, and (iv) such other consents, approvals, orders, authorizations, registrations, declarations and filings (A) as are set forth in Schedule 2.4 to the FelCor Disclosure Letter or (B) which, if not obtained or made, could not reasonably be expected to prevent or delay in any material respect the consummation of any of the transactions contemplated by this Agreement or any of the Transaction Documents or otherwise prevent FelCor from performing its obligations hereunder or thereunder in any material respect or have, individually or in the aggregate, a FelCor Material Adverse Effect or a Bristol Material Adverse Effect.

     2.5. SEC Documents; Financial Statements; Undisclosed
Liabilities. (a) FelCor and the FelCor Subsidiaries have filed all required reports, schedules, forms, statements and other documents with the SEC from July 28, 1994 through the date hereof (the "FelCor SEC Documents"). Schedule 2.5 to the FelCor Disclosure Letter contains a complete list of all FelCor SEC Documents filed by FelCor and the FelCor Subsidiaries with the SEC since January 1, 1996 and on or prior to the date of this Agreement (the "FelCor Filed SEC Documents"). All of the FelCor SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such FelCor SEC Documents. None of the FelCor SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later FelCor Filed SEC Documents.

     (b) The consolidated financial statements of FelCor and the FelCor Subsidiaries included in the FelCor SEC Documents (i) complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) have been prepared in accordance with United States generally accepted accounting principles ("GAAP") (except, in the case of unaudited statements, as permitted by the applicable rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto included in or incorporated into any FelCor Filed SEC Documents), and (iii) present fairly, in all material respects, the consolidated financial position of FelCor and the FelCor Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and immaterial year-end audit adjustments). Except as set forth in Schedule 2.5 to the FelCor Disclosure Letter, FelCor has no Subsidiaries which are not consolidated for accounting purposes.

     (c) Except for liabilities and obligations set forth in the FelCor Filed SEC Documents or in Schedule 2.5 to the FelCor Disclosure Letter or for liabilities and obligations specifically contemplated to be incurred in connection with this Agreement, neither FelCor nor any of the FelCor Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth on a consolidated balance sheet of FelCor or in the notes thereto and which, individually or in the aggregate, could be reasonably expected to have a FelCor Material Adverse Effect.

     (d) Each of the operating statements for the FelCor Hotels provided or to be provided by FelCor to Bristol or its advisors was prepared in the ordinary course of business consistent with past practice and was derived from the books and records for the applicable FelCor Hotel.

     2.6. Absence of Certain Changes or Events. Except as disclosed in (i) the FelCor Filed SEC Documents or (ii) Schedule 2.6 to the FelCor Disclosure Letter, since December 31, 1997 (the "FelCor Financial Statement Date"), FelCor and the FelCor Subsidiaries have conducted their business only in the ordinary course thereof, and there has not been (a) any material adverse change, event or development in the business, financial condition or results of operations of FelCor and the FelCor Subsidiaries, taken as a whole (a "FelCor Material Adverse Change"), nor has there been any occurrence or circumstance that with the passage of time could reasonably be expected to result in a FelCor Material Adverse Change, (b) except for regular quarterly distributions (in the case of FelCor) not in excess of $0.55 per FelCor Common Share, $0.55 per FelCor OP Unit and $.4875 per FelCor Series A Preferred Share, in each case with customary record and payment dates, any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of FelCor's capital stock, (c) any split, combination or reclassification of any of FelCor's capital stock, (d) any damage, destruction or loss, whether or not covered by insurance, that, individually or in the aggregate, could be reasonably expected to have a FelCor Material Adverse Effect, or (e) any change in accounting methods, principles or practices by FelCor or any FelCor Subsidiary materially affecting its assets, liabilities or business, except insofar as may have been disclosed in the FelCor Filed SEC Documents or required by a change in GAAP. There are no accrued and unpaid dividends on the FelCor Series A Preferred Shares that have not been paid on the date such payment is due.

     2.7. Litigation. Except as disclosed in the FelCor Filed SEC Documents or in Schedule 2.7 to the FelCor Disclosure Letter, and other than personal injury and other routine personal injury litigation arising from the ordinary course of operations of FelCor and the FelCor Subsidiaries and which are covered by adequate insurance, there is no suit, action, proceeding or investigation pending or, to the Knowledge of FelCor, threatened against or affecting FelCor or any FelCor Subsidiary that, individually or in the aggregate, if decided adversely to FelCor, could be reasonably expected to (i) have a FelCor Material Adverse Effect or (ii) prevent or delay in any material respect the consummation of any of the transactions contemplated by this Agreement or any of the Transaction Documents or otherwise prevent FelCor from performing its obligations hereunder or thereunder in any material respect, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against FelCor or any FelCor Subsidiary which, individually or in the aggregate, could reasonably be expected to have any such effect.

     2.8. Properties. (a) All of the real estate properties owned or leased by FelCor and the FelCor Subsidiaries are listed on Schedule 2.8 to the FelCor Disclosure Letter (the "FelCor Properties"). FelCor has no direct or indirect ownership interest in any real property as of the date hereof other than the FelCor Properties.

     (b) Except as disclosed on Schedule 2.8 to the FelCor Disclosure Letter, FelCor or one of the FelCor Subsidiaries owns fee simple title to, or a valid leasehold or joint venture interest in, each of the FelCor Properties, free and clear of all Liens, security interests or other encumbrances on title ("Encumbrances"), except for such Encumbrances which, individually and in the aggregate, could not be reasonably expected to have a FelCor Material Adverse Effect. Except as disclosed on Schedule 2.8 to the FelCor Disclosure Letter, the FelCor Properties are not subject to any easements, rights of way, covenants, conditions, restrictions or other written agreements or Laws affecting building use or occupancy, or reservations of an interest in title (collectively, "Property Restrictions") or Encumbrances, except for (i) Property Restrictions imposed or promulgated by Law or any Governmental Entity with respect to real property, including zoning regulations, that do not adversely affect the current use of the property, materially detract from the value of or materially interfere with the present use of the property, (ii) Encumbrances and Property Restrictions disclosed on existing title policies, commitments (and the documents listed as exceptions therein) or surveys (in each case copies of which title policies, commitments (and the documents listed as exceptions therein) and surveys have been delivered or made available to Bristol), (iii) leases between FelCor and DJONT Operations, L.L.C., a Delaware limited liability company and its subsidiaries, which are described on Schedule 2.8 to the FelCor Disclosure Letter, (iv) retail leases, including restaurant, gift shop and roof top leases, and (v) mechanics', carriers', supplier's, workmen's or repairmen's Liens and other Encumbrances, Property Restrictions and other limitations of any kind, if any, which, individually and in the aggregate, could not be reasonably expected to have a FelCor Material Adverse Effect.

     (c) Except for such matters as, individually and in the aggregate, could not be reasonably expected to have a FelCor Material Adverse Effect, valid policies of title insurance have been issued insuring FelCor's or the applicable FelCor Subsidiary's title to or interest in each of the FelCor Properties, and such policies are, at the date hereof, in full force and effect and no claim has been made against any such policy and FelCor has no Knowledge of any facts or circumstances which would constitute the valid basis for such a claim.

     (d) Except for such of the following as, individually and in the aggregate, could not be reasonably expected to have a FelCor Material Adverse Effect, to the Knowledge of FelCor, (i) no certificate, Permit or license from any Governmental Entity having jurisdiction over any of the FelCor Properties or any agreement, easement or other right which is necessary to permit the lawful use and operation of the buildings and improvements on any of the FelCor Properties as currently operated or which is necessary to permit the lawful use and operation of all driveways, roads and other means of egress and ingress to and from any of the FelCor Properties (an "REA Agreement") has not been obtained and is not in full force and effect, and there is no pending threat of modification or cancellation of any of the same, nor is FelCor or any of the FelCor Subsidiaries currently in default under any REA Agreement and the FelCor Properties are in full compliance with all Permits; (ii) no written notice of any violation of any Law affecting any portion of any of the FelCor Properties has been issued by any Governmental Entity; (iii) there are no material structural defects relating to any of the FelCor Properties; (iv) there is no FelCor Property whose building systems are not in working order; and (v) there is no physical damage to any FelCor Property in excess of $500,000 for which there is no insurance in effect (other than reasonable and customary deductibles) covering the full cost of the restoration. Except for such of the following as, individually and in the aggregate, could not be reasonably expected to have a FelCor Material Adverse Effect, the use and occupancy of each of the FelCor Properties complies in all material respects with all applicable Laws, and FelCor has no Knowledge of any pending or threatened proceeding or action that will in any manner affect the size of, use of, improvements on, construction on, or access to any of the FelCor Properties, with such exceptions as are not material and do not interfere with the use made and proposed to be made of such FelCor Properties. Except for such of the following as, individually and in the aggregate, could not be reasonably expected to have a FelCor Material Adverse Effect, neither FelCor nor any of the FelCor Subsidiaries has received any written notice to the effect that (x) any betterment assessments have been levied against, or any condemnation or rezoning proceedings are pending or threatened with respect to any of the FelCor Properties or (y) any zoning, building or similar Law is or will be violated by the continued maintenance, operation or use of any buildings or other improvements on any of the FelCor Properties or by the continued maintenance, operation or use of the parking areas. Except for such of the following as, individually and in the aggregate, could not be reasonably expected to have a FelCor Material Adverse Effect, following a casualty, each of the FelCor Properties could be reconstructed and used for hotel purposes under applicable zoning laws and regulations, except that in certain circumstances such reconstruction would have to comply with the dimensional requirements of applicable zoning Laws and regulations in effect at the time of reconstruction.

     (e) Except as otherwise could not be reasonably expected to have a FelCor Material Adverse Effect, there are no outstanding abatement proceedings or appeals with respect to the assessment of any FelCor Property for the purpose of real property Taxes, and there are no agreements with any Governmental Entity with respect to such assessments or Tax rates on any FelCor Property.

     2.9. Environmental Matters. None of FelCor, any of the FelCor Subsidiaries or, to FelCor's Knowledge, any other Person has caused or permitted (a) the unlawful presence of any Hazardous Materials on any of the FelCor Properties or
(b) any unlawful spills, releases, discharges or disposal of Hazardous Materials to have occurred or be presently occurring on or from the FelCor Properties, which presence or occurrence, individually or in the aggregate, could reasonably be expected to have a FelCor Material Adverse Effect; and, in connection with the construction on or operation and use of the FelCor Properties, FelCor and the FelCor Subsidiaries have not failed to comply in any material respect with all applicable Environmental Laws, except to the extent such failure to comply, individually or in the aggregate, could not be reasonably expected to have a FelCor Material Adverse Effect. No notice, notification, demand, request for information, citation, summons, complaint or order has been received by or is pending, or to the Knowledge of FelCor, is threatened by, any Person against FelCor or any FelCor Subsidiary, other than where such notice, notification, demand, request for information, citation, summons, complaint or order has been fully resolved, or where such resolution, individually and in the aggregate, could not be reasonably expected to result in a FelCor Material Adverse Effect. FelCor has previously delivered or made available to Bristol or its counsel true and complete copies of all internally prepared or commissioned environmental studies, assessments and reports in the possession or under the control of FelCor that relate to the FelCor Properties and/or FelCor's compliance with Environmental Laws.

     2.10. Absence of Changes in Benefit Plans; ERISA Compliance. (a) Except as disclosed in the FelCor Filed SEC Documents or in Schedule 2.10 to the FelCor Disclosure Letter and except as specifically contemplated by this Agreement, since the FelCor Financial Statement Date, there has not been any adoption or amendment in any material respect by FelCor or any FelCor Subsidiary of any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other employee benefit plan, arrangement or understanding (whether or not legally binding) providing benefits to any current or former employee, officer or director of FelCor, any FelCor Subsidiary or any Person Affiliated with FelCor under Section 414(b), (c), (m) or (o) of the Code (collectively, "FelCor Benefit Plans").

     (b) Except as described in the FelCor Filed SEC Documents or in Schedule
2.10 to the FelCor Disclosure Letter, (i) all FelCor Benefit Plans, including any such plan that is an "employee benefit plan" as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), are in compliance in all material respects with all applicable requirements of Law, including without limitation ERISA and the Code, and (ii) neither FelCor nor any FelCor Subsidiary has any material liabilities or obligations with respect to any such FelCor Benefit Plan, whether accrued, contingent or otherwise, except for any such noncompliance or liabilities that could not be reasonably expected to have a FelCor Material Adverse Effect. Except as set forth in Schedule 2.10 to the FelCor Disclosure Letter, the execution of, and performance of the transactions contemplated in, this Agreement and the Transaction Documents to which FelCor is a party will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any FelCor Benefit Plan, policy, arrangement or agreement or any trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any employee, officer or director of FelCor or any FelCor Subsidiary. The only severance agreements or severance policies applicable to officers or directors of FelCor or any of the FelCor Subsidiaries are the agreements and policies specifically referred to in
Schedule 2.10 to the FelCor Disclosure Letter.

     2.11. Taxes. (a) Each of FelCor and the FelCor Subsidiaries has timely filed all Tax returns and reports required to be filed by it and for any partnerships for which any of them is a general partner (after giving effect to any filing extension properly granted by a Governmental Entity having authority to do so) and has paid (or FelCor has paid on its behalf) all Taxes shown on such returns and reports as required to be paid by it and all such Tax returns and reports are complete and accurate in all material respects, except where the failure to file
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

such Tax returns or reports, the failure to pay such Taxes and the failure to be complete and accurate in all material respects could not be reasonably expected to have a FelCor Material Adverse Effect. The most recent audited financial statements contained in the FelCor Filed SEC Documents reflect in accordance with GAAP an adequate accrual for Taxes and for all deferred Taxes payable by FelCor and the FelCor Subsidiaries for all taxable periods and portions thereof through the date of such financial statements. Since the FelCor Financial Statement Date, FelCor has incurred no liability for Taxes under Sections 857(b), 860(c) or 4981 of the Code, including without limitation any Tax arising from a prohibited transaction described in Section 857(b)(6) of the Code, and neither FelCor nor any FelCor Subsidiary has incurred any liability for Taxes other than in the ordinary course of business. No event has occurred, and no condition or circumstance exists, which presents a material risk that any material Tax described in the preceding sentence will be imposed upon FelCor. To the Knowledge of FelCor, (i) no deficiencies for any Taxes have been proposed, asserted or assessed against FelCor or any of the FelCor Subsidiaries, (ii) no requests for waivers of the time to assess any such Taxes are pending, and (iii) no Tax returns of FelCor or any of the FelCor Subsidiaries are currently being audited by any applicable taxing authority or threatened with any such audit. There are no Tax Liens on any assets of FelCor or the FelCor Subsidiaries other than Liens for current Taxes not past due. All payments for withholding Taxes, unemployment insurance and other amounts required to be withheld and deposited or paid to all taxing authorities have been so deposited or paid by FelCor and the FelCor Subsidiaries.

     (b) FelCor (and its predecessors) (i) for all taxable years commencing with its taxable year beginning July 28, 1994 and ended December 31, 1994, and through the most recent December 31, has been subject to taxation as a real estate investment trust (a "REIT") within the meaning of Section 856 of the Code and has satisfied all requirements to qualify as a REIT for such years, (ii) has operated, and will continue to operate, in such a manner as to qualify as a REIT for the taxable year ending December 31, 1998, and (iii) to FelCor's Knowledge, no action, proceeding or investigation that could reasonably be expected to result in the termination of FelCor's status as a REIT is pending or threatened. No FelCor Subsidiary has since its formation owned any assets (including without limitation securities) that would cause FelCor to incur tax under Section 857(b)(4) of the Code. Except as set forth in Schedule 2.11 to the FelCor Disclosure Letter, each FelCor Subsidiary which is a corporation has been since its formation a qualified REIT subsidiary under Section 856(i) of the Code.

     (c) Neither FelCor nor any of its Subsidiaries has taken any action that would create a material risk that the Merger would not qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(A) of the Code.

     2.12. Brokers. No broker, investment banker, financial advisor or other Person, other than BT Wolfensohn, the fees and expenses of which will be paid by FelCor, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of FelCor or any FelCor Subsidiary. FelCor has furnished to Bristol true and complete copies of all agreements under which any such fees or expenses are payable and all indemnification and other agreements related to the engagement of BT Wolfensohn.

     2.13. Compliance with Laws. Except as disclosed in the FelCor Filed SEC Documents, neither FelCor nor any of the FelCor Subsidiaries has violated or failed to comply with any Law, Permit, judgment, decree or order of any Governmental Entity applicable to its business, properties or operations, except to the extent that such violation or failure could not be reasonably expected to have a FelCor Material Adverse Effect. Each of FelCor and each FelCor Subsidiary has all licenses, franchises, permits, concessions, orders, approvals or registrations from, of or with any applicable Governmental Entity (collectively, "Permits") that are required in order to permit it to carry on its business as it is presently conducted, except those Permits which the failure to have could not, individually or in the aggregate, reasonably be expected to have a FelCor Material Adverse Effect. All such Permits are in full force and effect, except for any such Permit as to which the failure so to be in full force and effect could not, individually or in the aggregate, reasonably be expected to have a FelCor Material Adverse Effect.

     2.14. Labor Matters. Schedule 2.14 to the FelCor Disclosure Letter sets forth a true and complete list as of the Measurement Date of each labor union or collective bargaining agreement to which FelCor or any of

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

the FelCor Subsidiaries is a party or which governs the terms of employment of any of their respective employees. There is no labor strike or work stoppage pending or, to the Knowledge of FelCor, threatened against FelCor, any FelCor Subsidiary or any of the FelCor Properties, except as could not reasonably be expected to have a FelCor Material Adverse Effect.

     2.15. Compliance with Agreements. Neither FelCor nor any FelCor Subsidiary has received a written notice that FelCor or any FelCor Subsidiary is in violation of or in default under (nor to the Knowledge of FelCor does there exist any condition which upon the passage of time or the giving of notice or both would cause such a violation of or default under) any material loan or credit agreement, note, bond, mortgage, indenture or other agreement evidencing Indebtedness, lease, Permit, concession, franchise, management, license or any other material contract, agreement, arrangement or understanding, to which it is a party or by which it or any of its properties or assets is bound, except to the extent that such violation or default, individually or in the aggregate, could not reasonably be expected to have a FelCor Material Adverse Effect or as set forth in Schedule 2.15 to the FelCor Disclosure Letter.

     2.16. Opinion of Financial Advisor. FelCor has received the opinion of BT Wolfensohn, dated as of the date hereof, a copy of which has been provided to Bristol, to the effect that, as of the date hereof, the consideration to be paid by FelCor pursuant to the Merger is fair, from a financial point of view, to FelCor.

     2.17. State Takeover Statutes. FelCor has taken all action necessary to exempt the transactions contemplated by this Agreement from the operation of any "fair price," "moratorium," "control share acquisition" or any other anti-takeover requirement existing under the Laws of the State of Maryland.

     2.18. Proxy and Registration Statements. None of the information supplied or to be supplied by FelCor or any of its representatives for inclusion or incorporation by reference in the Proxy Statement or the Registration Statements will at the time such Proxy Statement or Registration Statements are filed with the SEC and at the time of the mailing of the Proxy Statement or Registration Statements to the stockholders of FelCor and Bristol contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. No representation is made by FelCor with respect to statements made in the Proxy Statement or Registration Statements based on information supplied by Bristol or any of its Affiliates for inclusion therein, or with respect to information concerning Bristol or any of its Subsidiaries incorporated by reference therein.

     2.19. Definition of Knowledge of FelCor. As used in this Agreement, the phrase to the "Knowledge of FelCor" (or words of similar import) means the actual knowledge of those individuals identified in Schedule 2.19 to the FelCor Disclosure Letter.

                 III. REPRESENTATIONS AND WARRANTIES OF BRISTOL

     Except as set forth in the letter of even date herewith signed by the President of Bristol in his capacity as such and delivered to FelCor simultaneously with the execution and delivery of this Agreement (the "Bristol Disclosure Letter"), Bristol represents and warrants to FelCor as follows:

     3.1. Organization, Standing and Power of Bristol. Bristol is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has the requisite corporate power and authority to carry on its business as now being conducted. Bristol is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, could not reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of Bristol and the Bristol Subsidiaries, taken as a whole; provided, however, that any determination of whether any state of facts, event, change or event would have a Bristol Material Adverse Effect will be made after giving pro-forma effect to the Spin-Off (a "Bristol Material Adverse Effect"). Bristol has delivered to FelCor complete and correct copies of its Fourth Amended and Restated Certificate of Incorporation and

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

its Amended and Restated Bylaws, in each case as amended or supplemented to the date of this Agreement and currently in force and effect (respectively, the "Bristol Certificate" and the "Bristol Bylaws").

     3.2. Bristol Subsidiaries. (a) Schedule 3.2 to the Bristol Disclosure Letter sets forth (i) the name and jurisdiction of incorporation or formation of each Subsidiary of Bristol and of each other Person in which Bristol owns, directly or indirectly, an equity or ownership interest (collectively, the "Bristol Subsidiaries"), (ii) the name of the Bristol Hotel, if any, in which any Bristol Subsidiary owns or holds an interest and the nature of that ownership or other interest, and (iii) if such Bristol Subsidiary is not wholly owned (directly or indirectly) by Bristol, (A) its authorized capital stock or other equity interests, (B) the number of issued and outstanding shares of its capital stock or other equity interests, and (C) the record owners of outstanding shares of its capital stock or other equity interests.

     (b) All the outstanding shares of capital stock of each Bristol Subsidiary that is a corporation have been validly issued and are fully paid and nonassessable. Except as set forth in Schedule 3.2 to the Bristol Disclosure Letter, (i) all the outstanding shares of capital stock of each Bristol Subsidiary that is a corporation are owned by Bristol or by another Bristol Subsidiary free and clear of all Liens, and (ii) all equity interests of each Bristol Subsidiary that is a partnership, joint venture, limited liability company or trust are owned by Bristol or by another Bristol Subsidiary free and clear of all Liens. Each Bristol Subsidiary that is a corporation is duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of incorporation and has the requisite corporate power and authority to carry on its business as now being conducted, and each Bristol Subsidiary that is a partnership, limited liability company or trust is duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization and has the requisite partnership, limited liability company or trust power and authority to carry on its business as now being conducted. Each Bristol Subsidiary is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, could not reasonably be expected to have a Bristol Material Adverse Effect. Bristol has delivered to FelCor complete and correct copies of the articles or certificate of incorporation, bylaws, partnership, joint venture and operating agreements and other organizational documents of each Bristol Subsidiary, in each case, as amended or supplemented to the date of this Agreement and currently in force and effect.

     (c) Following completion of the Spin-Off Transactions and immediately prior to the Effective Time, except for interests in the Non-Corporate Bristol Hotel Subsidiaries, Bristol will not own, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, trust or other entity.

     3.3. Capital Structure. (a) The authorized capital stock of Bristol consists of 200,000,000 shares of capital stock, of which 150,000,000 are Bristol Common Shares and 50,000,000 are preferred shares, par value of $0.01 per share ("Bristol Preferred Shares"). As of the Measurement Date, (i) 43,800,401 Bristol Common Shares and no Bristol Preferred Shares were issued and outstanding, (ii) no Bristol Common Shares were held in the treasury of Bristol,
(iii) 1,950,000 Bristol Common Shares were reserved for issuance pursuant to the Bristol Incentive Plan, (iv) 150,000 Bristol Common Shares were reserved for issuance pursuant to the Bristol Director Plan, and (v) 1,869,941 Bristol Common Shares were issuable upon the exercise of outstanding Bristol Options. As of the Measurement Date, except as set forth in this Section 3.3, no shares of capital stock or other voting securities of Bristol were issued, reserved for issuance or outstanding, and during the period from and following the Measurement Date to the Effective Time, there will be no change in the issued and outstanding Bristol Common Shares and Bristol Preferred Shares other than pursuant to the exercise of outstanding Bristol Options referred to in this Section 3.3 or
Schedule 3.3 to the Bristol Disclosure Letter. Without limiting the generality or effect of any other provision hereof, except as described in this Section 3.3 or Schedule 3.3 to the Bristol Disclosure Letter, neither the Merger nor any other transaction contemplated hereby will accelerate the vesting of or have any other effect under any options or other rights relating to the acquisition of equity or other securities of Bristol.

     (b) All of the issued and outstanding shares of capital stock of Bristol are duly authorized, validly issued, fully paid and nonassessable and are not subject to preemptive rights. Except as set forth in this Section 3.3 or

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

in Schedule 3.3 to the Bristol Disclosure Letter, as of the date of this Agreement, there are no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which Bristol or any Bristol Subsidiary is a party or by which such entity is bound obligating Bristol or any Bristol Subsidiary to issue, deliver, sell, repurchase, redeem or otherwise acquire, or cause to be issued, delivered, sold, repurchased, redeemed or acquired, additional shares of capital stock, voting securities or other ownership interests of Bristol or of any Bristol Subsidiary (or securities convertible into or exchangeable for such ownership interests) or obligating Bristol or any Bristol Subsidiary to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking (other than to Bristol or a Bristol Subsidiary). There are no bonds, debentures, notes or other Indebtedness of Bristol having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Bristol may vote.

     3.4. Authority; Noncontravention; Consents. (a) Bristol has the requisite corporate power and authority (i) to enter into this Agreement and each Transaction Document to which Bristol is a party, (ii) to perform its obligations hereunder and thereunder, and (iii) subject to the adoption of the Merger Agreement by the holders of a majority of the Bristol Common Shares outstanding as of the Record Date (the "Bristol Stockholder Approval" and, together with the FelCor Stockholder Approval, the "Stockholder Approvals"), to consummate the transactions contemplated hereunder and thereunder. The execution and delivery by Bristol of this Agreement and each Transaction Document to which Bristol is a party and the consummation by Bristol of the transactions contemplated hereunder and thereunder have been duly authorized by the Bristol Board, the Bristol Board has recommended adoption of this Agreement by its stockholders and directed that this Agreement be submitted to a meeting of its stockholders for their consideration, and no other corporate proceedings on the part of Bristol or its stockholders are necessary to authorize any of the foregoing, other than the Bristol Stockholder Approval. This Agreement and each Transaction Document to which Bristol is a party have been duly executed and delivered by Bristol and constitute valid and binding obligations of Bristol, enforceable against Bristol in accordance with their respective terms, except as enforceability may be limited by the Bankruptcy Exception.

     (b) Except as set forth in Schedule 3.4 to the Bristol Disclosure Letter, the execution and delivery by Bristol of this Agreement and each Transaction Document to which Bristol is a party do not, and the consummation of the transactions contemplated hereunder and thereunder and compliance by Bristol with the provisions hereof and thereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Bristol or any Bristol Subsidiary under (i) the Bristol Certificate or the Bristol Bylaws or the comparable charter or organizational documents or partnership or similar agreement (as the case may be) of any Bristol Subsidiary, each as amended or supplemented to the date of this Agreement, (ii) any loan or credit agreement, note, bond, mortgage, indenture or any other agreement evidencing, Indebtedness, reciprocal easement agreement, lease, management or other agreement, instrument or Permit applicable to Bristol or any Bristol Subsidiary or their respective properties or assets, or (iii) subject to the governmental filings and other matters referred to in the following sentence, any Laws applicable to Bristol or any Bristol Subsidiary or their respective properties or assets, other than, in the case of clause (ii) or (iii), any such conflicts, violations, defaults, rights, loss or Liens that, individually or in the aggregate, could not reasonably be expected to (A) have a Bristol Material Adverse Effect or (B) prevent or delay in any material respect the consummation of the transactions contemplated by this Agreement and the Transaction Documents or otherwise prevent Bristol from performing its obligations hereunder or thereunder in any material respect. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Bristol or any Bristol Subsidiary in connection with the execution and delivery by Bristol of this Agreement or any of the Transaction Documents to which Bristol is a party or the consummation by Bristol of any of the transactions contemplated hereunder or thereunder, except for (i) the filing with the SEC of (A) the Proxy Statement, (B) the Registration Statements, and
(C) such reports under the Exchange Act as may be required in connection with this Agreement and the Transaction Documents and the transactions contemplated hereunder and thereunder, (ii) the filing of listing applications with the NYSE with respect to the BHR Common Shares to be distributed in the Spin-Off, (iii) the filing of
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

the Certificate of Merger with the Secretary of State of the State of Delaware and other appropriate merger documents and filings with any local recording office or authorities of other states in which FelCor or Bristol is qualified to do business, (iv) the filing of a premerger notification and report form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") with respect to the Spin-Off, and (v) such other consents, approvals, orders, authorizations, registrations, declarations and filings (A) as are set forth in Schedule 3.4 to the Bristol Disclosure Letter or (B) which, if not obtained or made, could not reasonably be expected to prevent or delay in any material respect the consummation of any of the transactions contemplated by this Agreement or any of the Transaction Documents or otherwise prevent Bristol from performing its obligations hereunder or thereunder in any material respect or have, individually or in the aggregate, a Bristol Material Adverse Effect or a FelCor Material Adverse Effect.

     (c) Each of the Bristol Corporate Subsidiaries will, at the time of its merger with and into one of the Non-Corporate Bristol Hotel Subsidiaries, be duly authorized and empowered to enter into such merger, and except as set forth on Schedule 3.4 to the Bristol Disclosure Letter, none of such mergers will conflict with or violate the terms of (i) any charter or bylaws of such Bristol Corporate Subsidiary or (ii) any material agreement, mortgage, note, material contract, deed of trust or security interest by which the Bristol Corporate Subsidiary or its assets or properties are bound.

     3.5. SEC Documents; Financial Statements; Undisclosed
Liabilities. (a) Bristol and the Bristol Subsidiaries have filed all required reports, schedules, forms, statements and other documents with the SEC from December 13, 1995 through the date hereof (the "Bristol SEC Documents").
Schedule 3.5 to the Bristol Disclosure Letter contains a complete list of all Bristol SEC Documents filed by Bristol and the Bristol Subsidiaries with the SEC since January 1, 1996 and on or prior to the date of this Agreement (the "Bristol Filed SEC Documents"). All of the Bristol SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such Bristol SEC Documents. None of the Bristol SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later Bristol Filed SEC Documents.

     (b) The consolidated financial statements of Bristol and the Bristol Subsidiaries included in the Bristol SEC Documents (i) complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by the applicable rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto included in or incorporated into any Bristol Filed SEC Documents), and (iii) present fairly, in all material respects, the consolidated financial position of Bristol and the Bristol Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal and immaterial year-end audit adjustments). Bristol has no Subsidiaries which are not consolidated for accounting purposes.

     (c) Except for liabilities and obligations set forth in (i) the Bristol Filed SEC Documents, (ii) the draft copy of Bristol's Annual Report on Form 10-K for the year ended December 31, 1997 provided to FelCor on the date of this Agreement, or (iii) in Schedule 3.5 to the Bristol Disclosure Letter or for liabilities and obligations specifically contemplated to be incurred in connection with this Agreement, neither Bristol nor any Bristol Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth on a consolidated balance sheet of Bristol or in the notes thereto and which, individually or in the aggregate, could be reasonably expected to have a Bristol Material Adverse Effect.

     (d) Each of the operating statements for the Bristol Hotels provided or to be provided by Bristol to FelCor or its advisors was prepared in the ordinary course of business consistent with past practice and was derived from the books and records for the applicable Bristol Hotel.

     3.6. Absence of Certain Changes or Events. Except as disclosed in (i) the Bristol Filed SEC Documents, (ii) Schedule 3.6 to the Bristol Disclosure Letter, or (iii) the draft copy of Bristol's Annual Report on Form 10-K for the year ended December 31, 1997 provided to FelCor on the date of this Agreement, since December 31, 1997 (the "Bristol Financial Statement Date"), Bristol and the Bristol Subsidiaries have conducted their business only in the ordinary course thereof and there has not been (a) any material adverse change, event or development in the business, financial condition or results of operations of Bristol and the Bristol Subsidiaries, taken as a whole (a "Bristol Material Adverse Change"), nor has there been any occurrence or circumstance that with the passage of time could reasonably be expected to result in a Bristol Material Adverse Change, (b) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of Bristol's capital stock, (c) any split, combination or reclassification of any of Bristol's capital stock, (d) any damage, destruction or loss, whether or not covered by insurance, that, individually or in the aggregate, could be reasonably expected to have a Bristol Material Adverse Effect, or (e) any change in accounting methods, principles or practices by Bristol or any Bristol Subsidiary materially affecting its assets, liabilities or business, except insofar as may have been disclosed in the Bristol Filed SEC Documents or required by a change in GAAP.

     3.7. Litigation. Except as disclosed in (i) the Bristol Filed SEC Documents, (ii) the draft copy of Bristol's Annual Report on Form 10-K for the year ended December 31, 1997 provided to FelCor on the date of this Agreement, or (iii) in Schedule 3.7 to the Bristol Disclosure Letter, and other than personal injury and other routine personal injury litigation arising from the ordinary course of operations of Bristol and the Bristol Subsidiaries and which are covered by adequate insurance, there is no suit, action, proceeding or investigation pending or, to the Knowledge of Bristol, threatened against or affecting Bristol or any Bristol Subsidiary that, individually or in the aggregate, if determined adversely to Bristol, could be reasonably expected to
(i) have a Bristol Material Adverse Effect or (ii) prevent or delay in any material respect the consummation of any of the transactions contemplated by this Agreement or any of the Transaction Documents or otherwise prevent Bristol from performing its obligations hereunder or thereunder in any material respect, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against Bristol or any Bristol Subsidiary which, individually or in the aggregate, could reasonably be expected to have any such effect.

     3.8. Properties. (a) All of the real estate properties owned or leased by Bristol and the Bristol Subsidiaries are listed on Schedule 3.8 to the Bristol Disclosure Letter (the "Bristol Properties"). Bristol has no direct or indirect ownership interest in any real property as of the date hereof other than the Bristol Properties.

     (b) Except as disclosed on Schedule 3.8 to the Bristol Disclosure Letter, Bristol or one of the Bristol Subsidiaries owns fee simple title to, or a valid leasehold interest or joint venture interest in, each of the Bristol Properties, free and clear of all Encumbrances, except for such Encumbrances which, individually and in the aggregate, could not be reasonably expected to have a Bristol Material Adverse Effect. Except as disclosed on Schedule 3.8 to the Bristol Disclosure Letter, the Bristol Properties are not subject to any Encumbrances or Property Restrictions, except for (i) Property Restrictions imposed or promulgated by Law or any Governmental Entity with respect to real property, including zoning regulations, that do not adversely affect the current use of the property, materially detract from the value of or materially interfere with the present use of the property, (ii) Encumbrances and Property Restrictions disclosed on existing title policies, commitments (and the documents listed as exceptions therein) or surveys (in each case copies of which title policies, commitments (and the documents listed as exceptions therein) and surveys have been delivered or made available to FelCor), (iii) retail leases, including restaurant, gift shop and roof top leases, and (iv) mechanics', carriers', supplier's, workmen's or repairmen's Liens and other Encumbrances, Property Restrictions and other limitations of any kind, if any, which, individually and in the aggregate, could not be reasonably expected to have a Bristol Material Adverse Effect.

     (c) Except for such matters as, individually and in the aggregate, could not be reasonably expected to have a Bristol Material Adverse Effect, valid policies of title insurance have been issued insuring Bristol's or the applicable Bristol Subsidiary's title to or interest in each of the Bristol Properties, and such policies are, at the date hereof, in full force and effect and no claim has been made against any such policy and Bristol has no Knowledge of any facts or circumstances which would constitute the valid basis for such a claim.

     (d) Except for such of the following as, individually and in the aggregate, could not be reasonably expected to have a Bristol Material Adverse Effect, to the Knowledge of Bristol, (i) no REA Agreement has not been obtained and is not in full force and effect, and there is no pending threat of modification or cancellation of any of the same, nor is Bristol or any of the Bristol Subsidiaries currently in default under any REA Agreement and the Bristol Properties are in full compliance with all Permits; (ii) no written notice of any violation of any Law affecting any portion of any of the Bristol Properties has been issued by any Governmental Entity; (iii) there are no material structural defects relating to any of the Bristol Properties; (iv) except as set forth on Schedule 3.8 to the Bristol Disclosure Letter, there is no Bristol Property whose building systems are not in working order; and (v) there is no physical damage to any Bristol Property in excess of $500,000 for which there is no insurance in effect (other than reasonable and customary deductibles) covering the full cost of the restoration. Except for such of the following as, individually and in the aggregate, could not be reasonably expected to have a Bristol Material Adverse Effect, the use and occupancy of each of the Bristol Properties complies in all material respects with all applicable Laws, and Bristol has no Knowledge of any pending or threatened proceeding or action that will in any manner affect the size of, use of, improvements on, construction on, or access to any of the Bristol Properties, with such exceptions as are not material and do not interfere with the use made and proposed to be made of such Bristol Properties. Except for such of the following as, individually and in the aggregate, could not be reasonably expected to have a Bristol Material Adverse Effect, neither Bristol nor any of the Bristol Subsidiaries has received any written notice to the effect that (x) any betterment assessments have been levied against, or any condemnation or rezoning proceedings are pending or threatened with respect to any of the Bristol Properties or (y) any zoning, building or similar Law is or will be violated by the continued maintenance, operation or use of any buildings or other improvements on any of the Bristol Properties or by the continued maintenance, operation or use of the parking areas. Except for such of the following as, individually and in the aggregate, could not be reasonably expected to have a Bristol Material Adverse Effect, following a casualty, each of the Bristol Properties could be reconstructed and used for hotel purposes under applicable zoning laws and regulations, except that in certain circumstances such reconstruction would have to comply with the dimensional requirements of applicable zoning Laws and regulations in effect at the time of reconstruction.

     (e) Except as otherwise could not be reasonably expected to have a Bristol Material Adverse Effect, there are no outstanding abatement proceedings or appeals with respect to the assessment of any Bristol Property for the purpose of real property Taxes, and there are no agreements with any Governmental Entity with respect to such assessments or Tax rates on any Bristol Property.

     3.9. Environmental Matters. Except as disclosed in Schedule 3.9 to the Bristol Disclosure Letter, none of Bristol, any of the Bristol Subsidiaries or, to Bristol's Knowledge, any other Person has caused or permitted (a) the unlawful presence of any Hazardous Materials on any of the Bristol Properties or
(b) any unlawful spills, releases, discharges or disposal of Hazardous Materials to have occurred or be presently occurring on or from the Bristol Properties, which presence or occurrence could, individually or in the aggregate, be reasonably expected to have a Bristol Material Adverse Effect; and, in connection with the construction on or operation and use of the Bristol Properties, Bristol and the Bristol Subsidiaries have not failed to comply in any material respect with all applicable Environmental Laws, except to the extent such failure to comply, individually or in the aggregate, could not be reasonably expected to have a Bristol Material Adverse Effect. No notice, notification, demand, request for information, citation, summons, complaint or order has been received by or is pending, or to the Knowledge of Bristol, is threatened by, any Person against Bristol or any Bristol Subsidiary, other than where such notice, notification, demand, request for information, citation, summons, complaint or order has been fully resolved, or where such resolution, individually and in the aggregate, could not be reasonably expected to result in a Bristol Material Adverse Effect. Bristol has previously delivered or made available to FelCor or its counsel true and complete copies of all internally prepared or commissioned environmental studies, assessments and reports in the possession or under the control of Bristol that relate to the Bristol Properties and/or Bristol's compliance with Environmental Laws.

     3.10. Absence of Changes in Benefit Plans; ERISA Compliance. (a) Except as disclosed in the Bristol Filed SEC Documents or in Schedule 3.10 to the Bristol Disclosure Letter and except as specifically contemplated by this Agreement, since the Bristol Financial Statement Date, there has not been any adoption or amendment in any material respect by Bristol or any Bristol Subsidiary of any bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical or other employee benefit plan, arrangement or understanding (whether or not legally binding) providing benefits to any current or former employee, officer or director of Bristol, any Bristol Subsidiary or any Person Affiliated with Bristol under Section 414(b), (c), (m) or (o) of the Code (collectively, "Bristol Benefit Plans").

     (b) Except as described in the Bristol Filed SEC Documents or in Schedule
3.10 to the Bristol Disclosure Letter, (i) all Bristol Benefit Plans, including any such plan that is an "employee benefit plan" as defined in Section 3(3) of the ERISA, are in compliance in all material respects with all applicable requirements of Law, including without limitation ERISA and the Code, and (ii) neither Bristol nor any Bristol Subsidiary has any material liabilities or obligations with respect to any such Bristol Benefit Plan, whether accrued, contingent or otherwise, except for any such noncompliance or liabilities that could not be reasonably expected to have a Bristol Material Adverse Effect. Except as set forth in Schedule 3.10 to the Bristol Disclosure Letter, the execution of, and performance of the transactions contemplated in, this Agreement and the Transaction Documents to which Bristol is a party will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Bristol Benefit Plan, policy, arrangement or agreement or any trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any employee, officer or director of Bristol or any Bristol Subsidiary. The only severance agreements or severance policies applicable to officers or directors of Bristol or any of the Bristol Subsidiaries are the agreements and policies specifically referred to in Schedule 3.10 to the Bristol Disclosure Letter.

     3.11. Taxes. (a) Each of Bristol and the Bristol Subsidiaries has timely filed all Tax returns and reports required to be filed by it and for any partnerships for which any of them is a general partner (after giving effect to any filing extension properly granted by a Governmental Entity having authority to do so) and has paid (or Bristol has paid on its behalf) all Taxes shown on such returns and reports as required to be paid by it and all such Tax returns and reports are complete and accurate in all material respects, except where the failure to file such Tax returns or reports, the failure to pay such Taxes and the failure to be complete and accurate in all material respects could not be reasonably expected to have a Bristol Material Adverse Effect. The most recent audited financial statements contained in the Bristol Filed SEC Documents reflect in accordance with GAAP an adequate accrual for Taxes and for all deferred Taxes payable by Bristol and the Bristol Subsidiaries for all taxable periods and portions thereof through the date of such financial statements. To the Knowledge of Bristol, (i) no deficiencies for any Taxes have been proposed, asserted or assessed against Bristol or any of the Bristol Subsidiaries, (ii) no requests for waivers of the time to assess any such Taxes are pending, and (iii) no Tax returns of Bristol or any of the Bristol Subsidiaries are currently being audited by any applicable taxing authority or threatened with any such audit. There are no Tax Liens on any assets of Bristol or the Bristol Subsidiaries other than Liens for current Taxes not past due. All payments for withholding Taxes, unemployment insurance and other amounts required to be withheld and deposited or paid to all taxing authorities have been so deposited or paid by Bristol and the Bristol Subsidiaries.

     (b) Bristol (i) has not made or entered into, and does not own any asset subject to, a consent filed pursuant to Section 341(f) of the Code or a "safe harbor lease" subject to Section 168(f)(8) of the Internal Revenue Code of 1954, as amended before the Tax Reform Act of 1984, (ii) is not required to include in income any amount for an adjustment pursuant to Section 481 of the Code, and
(iii) is neither a party to nor obligated under any agreement or other arrangement providing for the payment of any amount that would be an "excess parachute payment" under Section 280G of the Code.

     (c) Neither Bristol nor any of its Subsidiaries has taken any action that would create a material risk that the Merger would not qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(A) of the Code.

     (d) Assuming that the Spin-Off had been completed prior to the date hereof and the Effective Time occurred on the date hereof, Bristol's E&P (excluding E&P adjustments relating to the distribution of BHR stock, the taxable gain to Bristol upon such distribution and the resulting income tax liability with respect to such gain) would not be materially in excess of $125.0 million.

     3.12. No Payments to Employees, Officers or Directors. Schedule 3.12 to the Bristol Disclosure Letter sets forth a true and complete list of all cash and non-cash payments which will become payable to each employee, officer or director of Bristol or any Bristol Subsidiary as a result of the Merger, other than the distribution of BHR Common Shares in the Spin-Off. Except as described in Schedule 3.12 to the Bristol Disclosure Letter, or as otherwise provided for in this Agreement, there is no employment or severance contract, or other agreement requiring payments, cancellation of indebtedness or other obligation to be made on a change of control or otherwise as a result of the consummation of any of the transactions contemplated by this Agreement and the Transaction Documents, with respect to any employee, officer or director of Bristol or any Bristol Subsidiary.

     3.13. Brokers. No broker, investment banker, financial advisor or other Person, other than Merrill, Lynch, Pierce, Fenner & Smith Incorporated ("Merrill"), the fees and expenses of which will be paid by Bristol, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Bristol or any Bristol Subsidiary. Bristol has furnished to FelCor true and complete copies of all agreements under which any such fees or expenses are payable and all indemnification and other agreements related to the engagement of Merrill.

     3.14. Compliance with Laws. Except as disclosed in the Bristol Filed SEC Documents, neither Bristol nor any of the Bristol Subsidiaries has violated or failed to comply with any Law, Permit, judgment, decree or order of any Governmental Entity applicable to its business, properties or operations, except to the extent that such violation or failure could not be reasonably expected to have a Bristol Material Adverse Effect. Each of Bristol and each Bristol Subsidiary has all Permits that are required in order to permit it to carry on its business as it is presently conducted, except those Permits which the failure to have could not, individually or in the aggregate, reasonably be expected to have a Bristol Material Adverse Effect. All such Permits are in full force and effect, except for any such Permit as to which the failure so to be in full force and effect could not, individually or in the aggregate, reasonably be expected to have a Bristol Material Adverse Effect.

     3.15. Labor Matters. Schedule 3.15 to the Bristol Disclosure Letter sets forth a true and complete list as of the Measurement Date of each labor union or collective bargaining agreement to which Bristol or any of the Bristol Subsidiaries is a party or which governs the terms of employment of any of their respective employees. There is no labor strike or work stoppage pending or, to the Knowledge of Bristol, threatened against Bristol, any Bristol Subsidiary or any of the Bristol Properties, except as could not reasonably be expected to have a Bristol Material Adverse Effect.

     3.16. Compliance with Agreements. Neither Bristol nor any Bristol Subsidiary has received a written notice that Bristol or any Bristol Subsidiary is in violation of or in default under (nor to the Knowledge of Bristol does there exist any condition which upon the passage of time or the giving of notice or both would cause such a violation of or default under) any material loan or credit agreement, note, bond, mortgage, indenture or other agreement evidencing Indebtedness, lease, Permit, concession, franchise, management, license or any other material contract, agreement, arrangement or understanding, to which it is a party or by which it or any of its properties or assets is bound, except to the extent such violation or default, individually or in the aggregate, could not be reasonably expected to have a Bristol Material Adverse Effect or as set forth in Schedule 3.16 to the Bristol Disclosure Letter.

     3.17. Opinion of Financial Advisor. Bristol has received the opinion of Merrill, dated the date hereof, a copy of which has been provided to FelCor, to the effect that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of Bristol Common Shares.

     3.18. State Takeover Statutes. Bristol has taken all action necessary to exempt the transactions contemplated by this Agreement from the operation of any "fair price," "moratorium," "control share acquisition" or any other anti-takeover requirement existing under the Laws of the State of Delaware.

     3.19. Proxy and Registration Statements. None of the information supplied or to be supplied by Bristol or any of its representatives for inclusion or incorporation by reference in the Proxy Statement or the Registration Statements will at the time such Proxy Statement or Registration Statements are filed with the SEC and at the time of the mailing of the Proxy Statement or Registration Statements to the stockholders of FelCor and Bristol contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of its circumstances under which they were made, not misleading. No representation is made by Bristol with respect to statements made in the Proxy Statement or Registration Statements based on information supplied by FelCor or any of its Affiliates for inclusion therein, or with respect to information concerning FelCor or any of its Subsidiaries incorporated by reference therein.

     3.20. Definition of Knowledge of Bristol. As used in this Agreement, the phrase to the "Knowledge of Bristol" (or words of similar import) means the actual knowledge of those individuals identified in Schedule 3.20 to the Bristol Disclosure Letter.

                                 IV. COVENANTS

     4.1. Acquisition Proposals. (a) Prior to the Effective Time, each of FelCor and Bristol agrees that:

          (i) Neither it nor any of its Subsidiaries will (A) initiate or solicit, directly or indirectly by furnishing any information or the making of any proposal or offer (including without limitation any proposal or offer to its stockholders), any Acquisition Proposal or (B) engage in any negotiations concerning, provide any confidential information in connection with or have any discussions with any Person relating to an Acquisition Proposal. For purposes of this Agreement, "Acquisition Proposal" means any proposal or offer from any Person (other than the transactions contemplated by this Agreement or described in Schedule 4.1 to the FelCor Disclosure Letter or Schedule 4.1 to the Bristol Disclosure Letter) relating to a merger, acquisition, tender offer, exchange offer, business combination, consolidation, sale of assets or similar transaction involving more than 10% of the equity securities of Bristol or FelCor or a substantial portion of the assets or equity securities of Bristol and the Bristol Subsidiaries or FelCor and the FelCor Subsidiaries (provided that, as to any sale or exchange of assets, the transaction involves a total value including assumed debt in excess of $100 million);

          (ii) It will cause each of its officers, directors, employees, financial advisors, attorneys, accountants and other representatives retained by it or any of its Subsidiaries not to engage in any of the activities described in Section 4.1(a)(i);

          (iii) It will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal and will take the necessary steps to inform the Persons referred to in Section 4.1(a)(ii) of the obligations undertaken in this Section 4.1; and

          (iv) It will notify the other immediately if it receives any such proposals or offers relating to an Acquisition Proposal, or any requests for such information, which notice will describe the terms of any such proposal, offer or request in reasonable detail, or if any such negotiations or discussions relating to an Acquisition Proposal are sought to be initiated or continued with it.

     (b) Except as otherwise provided in Section 4.1(c), and in accordance with
Section 7.2, if applicable, neither the Bristol Board, the FelCor Board nor any committee thereof may (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to the other party the approval or recommendation by the Bristol Board or the FelCor Board or such committee thereof of the Merger or this Agreement, (ii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal, or (iii) authorize or otherwise cause Bristol or FelCor, as applicable, to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal (each, an "Acquisition Agreement").

     (c) Notwithstanding the foregoing, if, in response to an unsolicited Acquisition Proposal, the Bristol Board, the FelCor Board or a committee thereof, as applicable, determines after consultation with its financial advisors that such Acquisition Proposal is reasonably capable of being completed on the terms proposed and would, if consummated, result in a transaction more favorable to such company's stockholders than the Merger and the other transactions contemplated by this Agreement (taking into account the nature of the proposed transaction, the nature and amount of the consideration, the likelihood of completion and any other factors deemed appropriate by such Board) (a "Superior Proposal"), such Board or committee may, or cause its representatives to, engage in any negotiations concerning, or provide any confidential information to, or have any discussions with, any Person relating to the Superior Proposal or otherwise facilitate any effort or attempt to make or implement the Superior Proposal; provided further, however, that, upon either party's engaging in such negotiations or discussions, providing such information or otherwise facilitating any effort or attempt to make or implement a Superior Proposal, such party gives notice to the other party of its engagement in such activities (a "Superior Proposal Transaction Notice"). Prior to furnishing confidential information to, or entering into discussions or negotiations with, any other Persons with respect to a Superior Proposal, such party must obtain from such other Persons an executed confidentiality agreement with terms no more favorable, taken as a whole, to such Person than those contained in the applicable Confidentiality Agreements, but which confidentiality agreement may not include any provision calling for an exclusive right to negotiate with such Persons, and such party must advise the other party of the nature of such confidential information delivered to such other Person reasonably promptly following its delivery to the requesting party. With respect to any Superior Proposal, the Bristol Board or the FelCor Board, as applicable, may, subject to compliance with Section 7.2, on or after the fifth Trading Day following its giving of a Superior Proposal Transaction Notice, (i) withdraw or modify its approval or recommendation of the Merger or this Agreement, (ii) approve or recommend such Superior Proposal, (iii) authorize or otherwise cause the company of which it is the Board to enter into an Acquisition Agreement, and/or (iv) terminate this Agreement pursuant to Section 7.1(h) or Section 7.1(i), as applicable.

     (d) Nothing contained in this Section 4.1 will prohibit Bristol or FelCor from taking and disclosing to its stockholders a position contemplated by Rule 14e-1 under the Exchange Act or from making any disclosure to its stockholders if such Board determines that such disclosure is necessary in order to comply with such Board's fiduciary duties under applicable Law; provided, however, that neither Bristol nor FelCor nor either of their respective Boards nor any committee thereof may, except in accordance with Section 4.1(c), withdraw or modify, or propose publicly to withdraw or modify, its position with respect to this Agreement or the Merger or approve or recommend, or propose publicly to approve or recommend, an Acquisition Proposal.

     4.2. Conduct of FelCor's and Bristol's Business Pending Merger. Prior to the Effective Time, except as (i) contemplated by this Agreement, (ii) necessary to accomplish the Spin-Off Transactions, (iii) set forth on Schedule 4.2 to the Bristol Disclosure Letter or Schedule 4.2 to the FelCor Disclosure Letter, or
(iv) consented to in writing by a majority of the individuals identified on
Schedule 4.2 or if either such individual is unable to serve in such capacity, a replacement identified by the party that designated such individual (the "Joint Operating Committee"), each of FelCor and Bristol will, and will cause each of their respective Subsidiaries to:

          (a) Conduct its business only in the usual, regular and ordinary course and in substantially the same manner as heretofore;

          (b) Use reasonable efforts to preserve intact its business organization and goodwill and keep available the services of its officers and key employees;

          (c) Confer on a regular basis with one or more representatives of the other party to report operational matters of materiality and, subject to
     Section 4.1, any proposals to engage in material transactions;

          (d) Promptly notify the other party of any material emergency or other material change in its business, financial condition, results of operations or prospects;

          (e) Promptly deliver to the other party true and correct copies of any report, statement or schedule filed with the SEC by such party subsequent to the date of this Agreement;

          (f) Maintain its books and records in accordance with GAAP, consistently applied, and not change in any material manner any of its methods, principles or practices of accounting in effect at the applicable Financial Statement Date, except as may be required by applicable Law or GAAP;

          (g) Duly and timely file all reports, Tax returns and other documents required to be filed with federal, state, local and other authorities, subject to extensions permitted by Law, provided such extensions do not adversely affect FelCor's status as a qualified REIT under the Code;

          (h) Not make or rescind any express or deemed election relative to Taxes (unless required by Law or necessary to preserve FelCor's status as a REIT or the status of any Subsidiary as a partnership for federal income Tax purposes or as a qualified REIT subsidiary under Section 856(i) of the Code, as the case may be);

          (i) Not (i) acquire (other than pursuant to an existing agreement), sell, lease, enter into any option to acquire, sell or lease, or exercise an option or contract to acquire, sell or lease, additional real property,
     (ii) make any loans, or advances to any other Person, except loans or advances to employees in the ordinary course of business and except as contemplated by Section 5.14, (iii) incur additional Indebtedness for borrowed money other than under existing agreements or as permitted or contemplated by this Agreement, (iv) encumber or subject to any Lien any of its properties or assets, or (v) enter into any new agreement or commitment, or amend any existing agreement or commitment, to improve, develop or construct real estate projects or to make any other capital expenditure after the date of this Agreement other than (A) with respect to FelCor, expenditures that are within FelCor's 1998 budget attached to
     Schedule 4.2 to the FelCor Disclosure Letter and (B) with respect to Bristol, (1) in respect of transactions, projects or other capital expenditures relating to the improvement, development or construction of real estate projects, expenditures that are within Bristol's 1998 budget attached to Schedule 4.2 to the Bristol Disclosure Letter as to which Bristol or any of its Subsidiaries have either commenced the expenditure of money to third parties or entered into agreements or obligations to do so,
     (2) in respect of transactions, projects or other capital expenditures approved by the Joint Operating Committee, which approval may not be unreasonably withheld or delayed, and (3) amounts not otherwise covered by subclauses (1) or (2) involving capital expenditures for purposes other than the improvement, development or construction of real estate projects of, in the aggregate, less than $1.0 million;

          (j) Use reasonable efforts to enter into agreements to sell assets of Bristol and the Bristol Subsidiaries as agreed from time to time by the Joint Operating Committee on terms authorized by it, and to permit FelCor and its financial and legal advisors a reasonable opportunity to participate in such process; provided however, that (i) such agreements may provide at Bristol's election that any such sale or disposition will not be consummated until the Effective Time and that Bristol may terminate such agreement if this Agreement is terminated for any reason and (ii) in no event will any party bind Bristol or its Subsidiaries to any liability or obligation with respect to a sale of any assets in respect of any transaction not approved by the Joint Operating Committee in the sole discretion of the members thereof;

          (k) Except as contemplated by Section 1.5, not amend its articles or certificate of incorporation, bylaws or comparable charter or organizational document or the certificate or articles of incorporation, bylaws, partnership agreement, operating agreement, joint venture agreement or comparable charter or organizational document of any FelCor Subsidiary or Bristol Hotel Subsidiary without the other party's prior written consent, which consent will not be unreasonably withheld or delayed;

          (l) Not amend any material terms of any contract of such party in a manner adverse to the Surviving Corporation in order to obtain the consent of the other party or parties to such contract to any of the transactions contemplated by this Agreement or the Spin-Off Agreement without obtaining the prior written consent of the other party hereto, which consent may not be unreasonably withheld or delayed;

          (m) Make no change in the number of shares of capital stock, membership interests or units of limited partnership interest issued and outstanding, other than pursuant to (i) the exercise of options disclosed in the FelCor Filed SEC Documents, the Bristol Filed SEC Documents,
     Schedule 3.3 to the Bristol Disclosure Letter or Schedule 2.3 to the FelCor Disclosure Letter, (ii) the conversion of FelCor Series A Preferred Shares pursuant to the terms of the FelCor Series A Preferred Shares, and (iii) the redemption of FelCor OP Units for FelCor Common Shares pursuant to the terms of the FelCor OP Units;

          (n) Grant no options or other right or commitment relating to its capital stock, membership interests or units of limited partnership interest or any security convertible into its capital stock, membership interests or units of limited partnership interest, or any security the value of which is measured by shares of capital stock, or any security subordinated to the claim of its general creditors;

          (o) Not (i) authorize, declare, set aside or pay any dividend or make any other distribution or payment with respect to any shares of its capital stock or change such party's normal record date for the payment of any permitted dividend or distribution, other than as provided in Schedule 4.2 to the FelCor Disclosure Letter or (ii) directly or indirectly redeem, purchase or otherwise acquire any shares of capital stock, membership interests or units of partnership interest or any option, warrant or right to acquire, or security convertible into, shares of capital stock, membership interests or units of partnership interest, other than pursuant to (A) the conversion of FelCor Series A Preferred Shares pursuant to the terms of the FelCor Series A Preferred Shares and (B) the redemption of FelCor OP Units for FelCor Common Shares pursuant to the terms of the FelCor OP Units;

          (p) Not adopt any new employee benefit plan or amend any existing plans or rights, except for changes which are required by Law or changes which are not more favorable to participants than provisions presently in effect;

          (q) Not settle any stockholder derivative or class action claims arising out of or in connection with any of the transactions contemplated by this Agreement and the Transaction Documents;

          (r) Not change the ownership of any of its Subsidiaries except pursuant to the Spin-Off Agreement;

          (s) Not amend any of the Transaction Documents in any material respect;

          (t) Not take any action that would cause the Merger not to qualify as a tax-free reorganization under Section 368(a)(1)(A) of the Code;

          (u) Promptly notify the other party of any action, suit, proceeding, claim or audit pending against or with respect to such party or its Subsidiaries in respect of any Taxes where there is a reasonable possibility of a determination or decision which would materially increase the Tax liabilities of such party, and not change any of the Tax elections, accounting methods, conventions or principals which relate to such party or its Subsidiaries that could reasonably be expected to increase such party's liabilities;

          (v) Continue to maintain and repair all of its assets and properties in a manner consistent with past practices; and

          (w) Maintain all licenses and Permits as may be required by any Governmental Entity administering Laws regulating the sale of alcoholic beverages at the Bristol Hotels or the FelCor Hotels and take whatever actions are necessary to maintain the continuity of service of alcoholic beverage at the Bristol Hotels or the FelCor Hotels.

     4.3. Other Actions. Each of FelCor and Bristol will not, and will use commercially reasonable efforts to cause its respective Subsidiaries not to, take any action that would result in (i) any of the representations and warranties of such party (without giving effect to any "Knowledge" qualification) set forth in this Agreement that are qualified as to materiality becoming untrue, (ii) any of such representations and warranties (without

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

giving effect to any "Knowledge" qualification) that are not so qualified becoming untrue in any material respect, or (iii) except as contemplated by
Section 4.1, any of the conditions to the Merger set forth in Article VI not being satisfied.

                            V. ADDITIONAL COVENANTS

     5.1. Preparation of the Registration Statements and the Proxy Statement; FelCor Stockholders Meeting and Bristol Stockholders Meeting. (a) As soon as practicable following the date of this Agreement, FelCor and Bristol will prepare and file with the SEC a preliminary Proxy Statement in form and substance satisfactory to each of Bristol and FelCor and such Registration Statements as may be required to effect the Merger and the Spin-Off. To the extent practicable, the parties will utilize one document for transmittal to their respective stockholders to meet applicable legal requirements. Each of FelCor and Bristol will use its reasonable best efforts to (i) prepare and provide the other party as promptly as practicable the financial information required to be disclosed in the Proxy Statement, (ii) cause Merrill and BT Wolfensohn, as appropriate, to bring-down the opinions referred to in Section
2.16 and Section 3.17 to the date of the Proxy Statement, (iii) respond to any comments of the SEC, and (iv) have the Registration Statements declared effective under the Securities Act and the rules and regulations promulgated thereunder as promptly as practicable after such filing and to keep the Registration Statements effective as long as is necessary to consummate the Merger and the Spin-Off. Each of FelCor and Bristol will use its reasonable best efforts to cause the Proxy Statement to be mailed to FelCor's stockholders and Bristol's stockholders, respectively, as promptly as practicable after the Registration Statements are declared effective under the Securities Act. Each party agrees to date its Proxy Statement as of the same date, which will be the approximate date of mailing to the stockholders of the respective parties. Each party will notify the other promptly of the receipt of any comments from the SEC and of any request by the SEC for amendments or supplements to the Registration Statements or the Proxy Statement or for additional information and will supply the other with copies of all correspondence between such party or any of its representatives and the SEC with respect to the Registration Statements or the Proxy Statement. The Registration Statements and the Proxy Statement will comply in all material respects with all applicable requirements of Law. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Registration Statements or the Proxy Statement, Bristol or FelCor, as the case may be, will promptly inform the other of such occurrences and cooperate in filing with the SEC and/or mailing to the stockholders of Bristol and the stockholders of FelCor such amendment or supplement to the Registration Statements or the Proxy Statement.

     (b) Bristol will, as soon as practicable following the date of this Agreement, duly call, give notice of, convene and hold a meeting of its stockholders (the "Bristol Stockholders Meeting") for the purpose of obtaining the Bristol Stockholder Approval. Bristol will, through the Bristol Board, recommend to its stockholders adoption of this Agreement; provided that, notwithstanding any other provision of this Agreement, prior to the Bristol Stockholders Meeting, such recommendation may be withdrawn, modified or amended to the extent that, as a result of a Superior Proposal, the Bristol Board determines that such withdrawal, modification or amendment is appropriate.

     (c) FelCor will, as soon as practicable following the date of this Agreement, duly call, give notice of, convene and hold a meeting of its stockholders (the "FelCor Stockholders Meeting") for the purpose of obtaining the FelCor Stockholder Approval. FelCor will, through the FelCor Board, recommend to its stockholders adoption of this Agreement and the transactions contemplated by this Agreement; provided that, notwithstanding any other provision of this Agreement, prior to the FelCor Stockholders Meeting, such recommendation may be withdrawn, modified or amended to the extent that, as a result of a Superior Proposal, the FelCor Board determines that such withdrawal, modification or amendment is appropriate.

     (d) Bristol and FelCor will use their respective best efforts to hold their respective stockholder meetings on the same day.

     (e) If on the date for the Bristol Stockholders Meeting and FelCor Stockholders Meeting established pursuant to Section 5.1(d), either Bristol or FelCor has not received a sufficient number of proxies to approve the adoption of this Agreement, then both parties will adjourn their respective stockholders meetings until the
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

first to occur of (i) the date ten calendar days after the originally scheduled date of the stockholders meetings or (ii) the date on which the requisite number of proxies approving the Merger has been obtained.

     5.2. Access to Information; Confidentiality. Subject to the requirements of confidentiality agreements with third parties, each of FelCor and Bristol will, and will cause each of its Subsidiaries to, afford to the other party and to the officers, employees, accountants, counsel, financial advisors and other representatives of such other party, reasonable access during normal business hours prior to the Effective Time to all their respective properties, books, contracts, commitments, personnel and records and, during such period, each of FelCor and Bristol will, and will cause each of its Subsidiaries to, furnish promptly to the other party (a) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities Laws and (b) all other information concerning its business, properties and personnel as such other party may reasonably request. Each of FelCor and Bristol will, and will cause its Subsidiaries to, and will use commercially reasonable efforts to cause its officers, employees, accountants, counsel, financial advisors and other representatives and Affiliates to, hold any nonpublic information in confidence to the extent required by, and in accordance with, and will comply with the provisions of the letter agreements, dated as of January 14, 1998 and February 27, 1998, between FelCor and Bristol (the "Confidentiality Agreements").

     5.3. Consents; Notifications; Other Actions. (a) Subject to the terms and conditions herein provided, FelCor and Bristol will (i) use all reasonable best efforts to cooperate with one another in (A) determining which filings are required to be made prior to the Effective Time with, and which consents, approvals, Permits or authorizations are required to be obtained prior to the Effective Time from, any Governmental Entity and any third parties in connection with the execution and delivery of this Agreement and the Transaction Documents and the consummation of the transactions contemplated hereby and thereby and (B) timely making all such filings and timely seeking all such consents, approvals, Permits and authorizations, (ii) use all reasonable best efforts to obtain in writing any consents required from third parties to effectuate the Merger, such consents to be in such form and substance as may be reasonably satisfactory to FelCor and Bristol, and in connection therewith, not pay any consent fees unless approved by FelCor, and (iii) use all reasonable best efforts to take, or cause to be taken, all other action and do, or cause to be done, all other things necessary, proper or appropriate to consummate and make effective the transactions contemplated by this Agreement and the Transaction Documents. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purpose of this Agreement, the proper officers and directors of FelCor and Bristol will take all such necessary action.

     (b) Each of Bristol and FelCor will give prompt notice to the other (i) if any representation or warranty made by it contained in this Agreement that is qualified as to materiality becomes untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becomes untrue or inaccurate in any material respect or (ii) of the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification will affect the representations, warranties or covenants of the parties or the conditions to the obligations of the parties under this Agreement.

     (c) Bristol will use all reasonable efforts to cause each of the directors and officers of Bristol and the Bristol Subsidiaries (other than BHMC, BHR and their respective Subsidiaries) to resign as a director or officer of each applicable company effective as of the Effective Time.

     5.4. Tax Treatment. Each of Bristol and FelCor will use its reasonable best efforts to cause the Merger to qualify as a tax-free reorganization under the provisions of Section 368(a)(1)(A) of the Code and to obtain the opinions of counsel referred to in Sections 6.1(e), 6.1(f) and 6.2(f).

     5.5. Public Announcements. Bristol and FelCor will consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other written public statements with respect to the transactions contemplated by this Agreement and the Transaction Documents, including the Merger and the Spin-Off, and will not issue any such press release or make any such written public statement prior to such consultation, except to the extent it may be advised by counsel that it is required by applicable Law or legal process. The parties agree that the initial press release to be issued with respect to the
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

transactions contemplated by this Agreement will be in the form agreed to by the parties hereto prior to the execution of this Agreement.

     5.6. Listing. Prior to the Effective Time, (a) FelCor will use its best efforts to have the NYSE approve for listing, upon official notice of issuance, the Surviving Corporation Common Shares to be issued in the Merger and (b) Bristol will cause BHR to use reasonable efforts to have the NYSE, the NASDAQ or another national securities exchange approve for listing, upon official notice of issuance, the BHR Common Shares to be distributed in the Spin-Off.

     5.7. Transfer and Gains Taxes. Bristol and FelCor will cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp Taxes, any transfer, recording, registration and other fees and any similar Taxes which become payable in connection with the transactions contemplated by this Agreement (together with any related interests, penalties or additions to Tax, "Transfer and Gains Taxes"). From and after the Effective Time, the Surviving Corporation will, or will cause FelCor Operating Partnership, as appropriate, to pay or cause to be paid, without deduction or withholding from any amounts payable to the holders of Surviving Corporation Common Shares, all Transfer and Gains Taxes.

     5.8. Indemnification. (a) From and after the Effective Time, the Surviving Corporation will provide exculpation and indemnification for each individual who is now or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, an officer or director of Bristol or any Bristol Subsidiary (the "Indemnified Parties") which is the same as the exculpation and indemnification provided to the Indemnified Parties by Bristol and the Bristol Subsidiaries immediately prior to the Effective Time in the Bristol Certificate and Bylaws or the applicable charter or other organizational document of such Bristol Subsidiary, as in effect on the date hereof; provided, that such exculpation and indemnification covers actions on or prior to the Effective Time, including without limitation all transactions contemplated by this Agreement and the Transaction Documents. In no event will the Surviving Corporation be obligated to provide directors' and officers' liability insurance. If the Surviving Corporation has directors' and officers' insurance, such insurance will apply to all directors and officers of the Surviving Corporation serving as such during the period such coverage is in effect. Notwithstanding anything in this Agreement to the contrary, Bristol will purchase insurance coverage for the directors and officers of Bristol who are covered under Bristol's directors' and officers' insurance policy as of the Effective Time for claims made after the Effective Time with respect to liabilities arising or relating to periods prior to the Effective Time, which insurance coverage will provide that FelCor is a named insured thereunder.

     (b) The Surviving Corporation will continue in force and effect after the Effective Time each indemnification agreement between Bristol or any Bristol Subsidiary, on the one hand, and any Person, on the other hand, which was in force and effect immediately prior to the Effective Time.

     (c) The provisions of this Section 5.8 are intended to be for the benefit of, and will be enforceable by, each Indemnified Party or other Person referred to in this Section 5.8, his or her heirs, and his or her personal representatives and will be binding on all successors and assigns of Bristol and FelCor.

     (d) In the event that the Surviving Corporation or any of its respective successors or assigns (i) consolidates with or merges into any other Person and will not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case the successors and assigns of such entity will assume the obligations set forth in this Section 5.8, which obligations are expressly intended to be for the irrevocable benefit of, and will be enforceable by, each Person covered hereby.

     5.9. Spin-Off Transactions. (a) Bristol will diligently seek and use reasonable best efforts to obtain prior to the Closing Date all material consents required to be obtained by BHMC and BHR to perform their respective obligations under the Spin-Off Agreement and the other agreements contemplated hereby to which BHMC and BHR is a party. Bristol will keep FelCor apprised in reasonable detail of its progress in obtaining such consents.

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

     (b) Bristol will furnish to FelCor copies of all documentation relating to or to be delivered in connection with the Spin-Off Transactions. Without limiting the generality or effect of the foregoing, Bristol will furnish to FelCor copies of all documentation relating to (i) the transfers to BHR of the Spin-Off Assets (as defined in the Spin-Off Agreement) and the assumptions by BHR of the Spin-Off Liabilities (as defined in the Spin-Off Agreement), (ii) the formation and organizational documents for the Non-Corporate Bristol Hotel Subsidiaries, and (iii) the merger documents between the Bristol Corporate Subsidiaries and the Non-Corporate Bristol Hotel Subsidiaries, and provide FelCor an opportunity to comment thereon and consent to any of such documentation.

     5.10. Declaration of Dividends and Distributions. From and after the date of this Agreement, except for the Spin-Off, Bristol will not declare or pay any dividend or distribution to its stockholders. From and after the date of this Agreement, FelCor will not declare or pay any dividend or other distribution to the stockholders except in accordance with Schedule 4.2 to the FelCor Disclosure Letter.

     5.11. Affiliates; Etc. Prior to the Closing Date, Bristol will deliver to FelCor a letter identifying all Persons who are, at the time this Agreement is submitted for adoption by to the stockholders of Bristol, "affiliates" of Bristol for purposes of Rule 145 under the Securities Act. Bristol will use reasonable efforts to cause each such Person to deliver to FelCor on or prior to the Closing Date a written agreement substantially in the form attached as Exhibit A.

     5.12. Bristol's Accumulated and Current Earnings and Profits. Bristol will use all reasonable efforts to assist FelCor and Arthur Andersen LLP in the calculation of the current and accumulated earnings and profits (as determined for federal income Tax purposes) ("E&P") of Bristol as of the Closing Date, giving effect to the Spin-Off. Bristol will deliver to FelCor not later than 21 calendar days prior to the expected Closing Date, (i) a statement of accumulated and current E&P of Bristol as of a date not more than 30 calendar days prior to the Closing Date but after giving effect to the Spin-Off and (ii) a statement of estimated accumulated and current E&P of Bristol as of the Closing Date after giving effect to the Spin-Off (together, the "Preliminary E&P Statement"). Bristol will use reasonable efforts to obtain from Arthur Andersen LLP (i) upon delivery of the Preliminary E&P Statement, such firm's computation, or confirmation of Bristol's computation, of accumulated and current E&P of Bristol as set forth in the Preliminary E&P Statement and (ii) an undertaking to provide within three months after the Closing Date, such firm's final computation, or confirmation of Bristol's computation, of accumulated and current E&P of Bristol as of the Closing Date, in substantially the form set forth on Schedule 5.12 (with such changes thereto as FelCor may reasonably request and to which Arthur Andersen LLP may agree).

     5.13. REIT-Related Matters. (a) Bristol will take such further actions and engage in such further transactions as determined by FelCor, based on written advice of FelCor's counsel, as may be reasonably necessary to preserve FelCor's status as a REIT under the Code, provided that no such actions could reasonably be expected to have a material adverse economic effect on Bristol or its stockholders if the Merger is not consummated or on BHR following the Spin-Off Transactions.

     (b) At the Closing, FelCor will deliver to each of the Principal Stockholders an exemption from the stock ownership limitations in the FelCor Articles that permits each of the Principal Stockholders to own at any time up to 15% of the FelCor Common Shares outstanding (the "Exemptions"). The Exemptions will be conditioned upon the continuing accuracy of the representations provided by the Principal Stockholders as to their ownership of FelCor Common Shares and BHR Common Shares in connection with obtaining the Exemptions. The percentage of FelCor Common Shares that each Principal Stockholder may own under the Exemption will be reduced automatically (i) to the extent FelCor issues additional FelCor Common Shares which entitle such Principal Stockholder to purchase additional FelCor Common Shares to maintain its percentage ownership and such Principal Stockholder elects not to maintain its percentage ownership of FelCor Common Shares by acquiring additional shares in connection with such issuance and (ii) to the extent necessary for FelCor to maintain its REIT status.

     5.14. Interim Credit Facility. As promptly as practicable and in any event not later than April 15, 1998, the parties will enter into an interim credit facility providing for loans of (i) $25.0 million to fund a portion of the cash required in connection with the Omaha Hotel, Inc. acquisition as described in
Schedule 4.2 to the

Bristol Disclosure Letter, and (ii) $31.2 million to fund the prepayment on June 15, 1998 of the $30 million Senior Secured Notes described in Schedule 3.4 to the Bristol Disclosure Letter. Such loans will be secured by certain of the Omaha assets so acquired or other real estate acceptable to FelCor, will bear a market rate of interest and be on other commercially reasonable terms and conditions. The loans will be due and payable 120 days following the termination of this Agreement pursuant to Section 7.1 hereof ; provided, however, that (i) if FelCor is obligated to pay the Break-up Fee in connection with such termination, the maturity date of such loan will be extended to the date on which FelCor pays the Break-up Fee (but in no event beyond December 31, 2003) and (ii) if this Agreement is terminated prior to the Effective Time pursuant to
Section 7.1(f), any loans then outstanding will be converted into unsecured indebtedness of Bristol, will bear a market rate of interest and be on other commercially reasonable terms and will be due and payable on December 31, 2003.

                                 VI. CONDITIONS

     6.1. Conditions To Each Party's Obligation To Effect the Merger. The obligations of each party to effect the Merger will be subject to the fulfillment at or prior to the Closing Date of the following conditions:

          (a) Stockholder Approvals. The Bristol Stockholder Approval and the FelCor Stockholder Approval shall have been obtained;

          (b) Listing of Shares. The NYSE shall have approved for listing the Surviving Corporation Common Shares to be issued in the Merger, subject to official notice of issuance;

          (c) Registration Statement. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings by the SEC seeking a stop order;

          (d) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger, the Spin-Off or any of the other transactions contemplated hereby shall be in effect;

          (e) Tax Opinion. Bristol and FelCor shall have received an opinion, dated the Closing Date, from Hunton & Williams, Jenkens & Gilchrist or Jones, Day, Reavis & Pogue, based upon certificates and letters substantially in the form set forth in Exhibit B hereto and dated the Closing Date (and which the parties agree to provide as reasonably requested by counsel), to the effect that the Merger will qualify as a tax-free reorganization under the provisions of Section 368(a)(1)(A) of the Code;

          (f) Opinion Relating to REIT Status and Partnership Status. Bristol and FelCor shall have received an opinion of Hunton & Williams, counsel to FelCor, or Jones, Day, Reavis & Pogue, counsel to Bristol, in each case in substantially the form set forth in Exhibit C hereto dated the Closing Date to the effect that (i) commencing with its taxable year ended December 31, 1994, FelCor was organized and has operated in conformity with the requirements for qualification as a REIT under the Code,(ii) FelCor Operating Partnership has been since its formation in 1994 and continues to be treated for federal income Tax purposes as a partnership, and not as a corporation or association taxable as a corporation, and (iii) the Merger will not prevent FelCor from continuing to operate in conformity with the requirements for qualification as a REIT under the Code; and

          (g) Change in Tax Laws. There shall not have been any Federal Legislative or Regulatory Change. For purposes of this Agreement, the term "Federal Legislative or Regulatory Change" means any enacted, promulgated or proposed legislative, administrative or judicial action, interpretation or decision that causes or if effected could be reasonably expected to cause FelCor to cease to qualify as a REIT for federal income tax purposes.

     6.2. Conditions To Obligations of FelCor. The obligations of FelCor to effect the Merger and to consummate the other transactions contemplated to occur on the Closing Date is further subject to the following conditions, any one or more of which may be waived by FelCor:

          (a) Representations and Warranties of Bristol. The representations and warranties of Bristol set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date (other than changes thereto which occurred solely by reason of the Spin-Off Transactions), as though made on and as of the Closing Date, except to the extent the representation or warranty is expressly limited by its terms to another date, and FelCor shall have received a certificate (which certificate may be qualified by Knowledge to the same extent as the representations and warranties of Bristol contained herein are so qualified) signed on behalf of Bristol by the President of Bristol, in such capacity, to such effect. For the purposes of Section 6.2(a), the representations and warranties of Bristol will be deemed true and correct unless the breach of such representations and warranties, in the aggregate, could reasonably be expected to have a Bristol Material Adverse Effect; provided, however, that for purposes of this Section 6.2(a), the representation and warranty of Bristol set forth in Section 3.11(d) will be deemed to be true and correct unless the breach thereof would have a FelCor Material Adverse Effect;

          (b) Performance of Covenants of Bristol. Bristol shall have performed in all material respects all covenants required to be performed by it under this Agreement at or prior to the Effective Time, and FelCor shall have received a certificate signed on behalf of Bristol by the President of Bristol, in such capacity, to such effect;

          (c) Material Adverse Change. Since the date of this Agreement, there shall have been no Bristol Material Adverse Change and FelCor shall have received a certificate of the President of Bristol, in such capacity, certifying to such effect;

          (d) Spin-Off Transactions. The Spin-Off Transactions shall have been completed and all documents required to be delivered in connection with the Spin-Off Transactions pursuant to the Spin-Off Agreement shall have been executed and delivered by all parties thereto;

          (e) Delivery of E&P Statement. Arthur Andersen LLP shall have delivered to FelCor its confirmation of Bristol's E&P set forth in the Preliminary E&P Statement as required by Section 5.12; and

          (f) Other Opinions. Bristol shall have received an opinion of Jones, Day, Reavis & Pogue to the effect that (i) the Merger will not result in either (A) the merger of Holiday Inns, Inc. with and into Bristol pursuant to that certain Agreement and Plan of Merger dated as of December 15, 1996, as amended as of April 1, 1997, among Holiday Corporation, Holiday Inns, Inc., and Bristol or (B) the Exchange (as that term is defined in that Agreement and Plan of Merger) failing to qualify for tax free treatment under Section 368(a)(1)(D) of the Code and Section 355 of the Code and
     Section 368(a)(1)(A) of the Code, respectively, and (ii) the distribution to the holders of Bristol Common Shares of all of the BHR Common Shares as provided in the Spin-Off Agreement will be treated for federal income tax purposes as a taxable dividend by Bristol to the holders of Bristol Common Shares.

     6.3. Conditions To Obligations of Bristol. The obligations of Bristol to effect the Merger and to consummate the other transactions contemplated to occur on the Closing Date is further subject to the following conditions, any one or more of which may be waived by Bristol:

          (a) Representations and Warranties of FelCor. The representations and warranties of FelCor set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date, as though made on and as of the Closing Date, except to the extent the representation or warranty is expressly limited by its terms to another date, and Bristol shall have received a certificate (which certificate may be qualified by Knowledge to the same extent as the representations and warranties of FelCor contained herein are so qualified) signed on behalf of FelCor by the President of FelCor, in such capacity, to such effect. For the purposes of this Section 6.3(a), the representations and warranties of

     FelCor will be deemed true and correct unless the breach of such representations and warranties, in the aggregate, could reasonably be expected to have a FelCor Material Adverse Effect;

          (b) Performance of Covenants of FelCor. FelCor shall have performed in all material respects all covenants required to be performed by it under this Agreement at or prior to the Effective Time, and Bristol shall have received a certificate signed on behalf of FelCor by the President of FelCor, in such capacity, to such effect; and

          (c) Material Adverse Change. Since the date of this Agreement, there shall have been no FelCor Material Adverse Change and Bristol shall have received a certificate of the President of FelCor, in such capacity, certifying to such effect.

     6.4. Frustration of Closing Conditions. Neither FelCor nor Bristol may rely on the failure of any condition set forth in Section 6.1, 6.2 or 6.3, as the case may be, to be satisfied if such failure was caused by such party's failure to use reasonable efforts to consummate the Merger, the Spin-Off and the other transactions contemplated by this Agreement and the Spin-Off Agreement, as required by and subject to Sections 5.3 and 5.9.

                     VII. TERMINATION, AMENDMENT AND WAIVER

     7.1. Termination. This Agreement may be terminated at any time prior to the filing of the Articles of Merger with the Department, whether before or after either of the Stockholder Approvals are obtained:

          (a) By mutual written consent duly authorized by the FelCor Board and the Bristol Board;

          (b) By FelCor, upon a breach of any representation, warranty or covenant on the part of Bristol set forth in this Agreement, in any case such that the conditions set forth in Section 6.2(a) or Section 6.2(b), as the case may be, would be incapable of being satisfied by the Drop-Dead Date;

          (c) By Bristol, upon a breach of any representation, warranty or covenant on the part of FelCor set forth in this Agreement, in any case such that the conditions set forth in Section 6.3(a) or Section 6.3(b), as the case may be, would be incapable of being satisfied by the Drop-Dead Date;

          (d) By either Bristol or FelCor, if any judgment, injunction, order, decree or action by any Governmental Entity of competent authority preventing the consummation of the Merger or the Spin-Off shall have become final and nonappealable;

          (e) By either FelCor or Bristol, if the Merger is not consummated by September 30, 1998 or such later date to which the parties may agree in their respective sole discretion (the "Drop Dead Date"); provided, in the case of termination pursuant to this Section 7.1(e), the terminating party shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure referred to in this Section;

          (f) By either Bristol or FelCor if, upon a vote at a duly held FelCor Stockholders Meeting or any adjournment thereof, the FelCor Stockholder Approval shall not have been obtained;

          (g) By either Bristol or FelCor if, upon a vote at a duly held Bristol Stockholders Meeting or any adjournment thereof, the Bristol Stockholder Approval shall not have been obtained;

          (h) By Bristol, if (i) prior to the FelCor Stockholders Meeting, the FelCor Board shall have withdrawn or modified in any manner adverse to Bristol, or failed within ten Business Days of a request therefor to reconfirm, its approval or recommendation of the Merger or this Agreement, or approved or recommended or resolved to approve or recommend any Superior Proposal, (ii) FelCor shall have entered into an Acquisition Agreement, or
     (iii) FelCor or any of its officers, directors, employees or representatives shall have taken any action that would be prohibited by
     Section 4.1 but for the exceptions therein allowing certain actions to be taken pursuant to Section 4.1(c);

          (i) By FelCor, if (i) prior to the Bristol Stockholders Meeting, the Bristol Board shall have withdrawn or modified in any manner adverse to FelCor, or failed within ten Business Days of a request therefor to reconfirm, its approval or recommendation of the Merger or this Agreement, or approved or recommended or resolved to approve or recommend any Superior Proposal, (ii) Bristol shall have entered into an Acquisition Agreement, or
     (iii) Bristol or any of its officers, directors, employees or representatives shall have taken any action that would be prohibited by
     Section 4.1 but for the exceptions therein allowing certain actions to be taken pursuant to Section 4.1(c); and

          (j) By Bristol if the Volume Weighted Average Trading Price for FelCor Common Shares as reported in the NYSE Composite Transactions Report for any ten Trading Day period prior to the Effective Time is less than $28.00 per share.

     7.2. Certain Fees and Expenses. (a) If this Agreement shall be terminated
(i) pursuant to Section 7.1(c) or 7.1(h), then FelCor will pay Bristol (provided FelCor was not entitled to terminate this Agreement pursuant to Section 7.1(b) at the time of such termination) a fee equal to the Break-Up Fee and (ii) pursuant to Section 7.1(b) or 7.1(i), then Bristol will pay FelCor (provided Bristol was not entitled to terminate this Agreement pursuant to Section 7.1(c) at the time of such termination) an amount equal to the Break-Up Fee. If this Agreement shall be terminated (i) pursuant to Section 7.1(g), then Bristol will pay FelCor (provided Bristol was not entitled to terminate this Agreement pursuant to Section 7.1(c) at the time of such termination), an amount equal to the Break-Up Expenses, and (ii) pursuant to Section 7.1(f), then FelCor will pay Bristol (provided FelCor was not entitled to terminate this Agreement pursuant to Section 7.1(b) at the time of such termination), an amount equal to the Break-Up Expenses. Notwithstanding the foregoing, if the Merger is not consummated (other than due to the termination of this Agreement pursuant to Section 7.1(a), 7.1(d) or 7.1(j) or Bristol's failure to perform its obligations under this Agreement in such a manner so as to entitle FelCor to terminate this Agreement pursuant to Section 7.1(b)) and at the time of the termination of this Agreement an Acquisition Proposal has been received by FelCor, and either prior to the termination of this Agreement or within 12 months thereafter FelCor or any FelCor Subsidiary enters into any agreement providing for an Acquisition Proposal which is subsequently consummated (whether or not such Acquisition Proposal is the same Acquisition Proposal which had been received at the time of the termination of this Agreement), then FelCor will pay the Break-Up Fee and the Break-Up Expenses to Bristol. If the Merger is not consummated (other than due to the termination of this Agreement pursuant to Section 7.1(a), 7.1(d) or 7.1(j) or FelCor's failure to perform its obligations under this Agreement in such a manner so as to entitle Bristol to terminate this Agreement pursuant to
Section 7.1(c)) and at the time of the termination of this Agreement an Acquisition Proposal has been received by Bristol, and either prior to the termination of this Agreement or within 12 months thereafter Bristol or any Bristol Subsidiary enters into any agreement providing for an Acquisition Proposal which is subsequently consummated (whether or not such Acquisition Proposal is the same Acquisition Proposal which had been received at the time of the termination of this Agreement), then Bristol will pay the Break-Up Fee and the Break-Up Expenses to FelCor.

     (b) Any payment of the Break-Up Fee and, if applicable, Break-Up Expenses, as aforesaid, will be compensation and liquidated damages for the loss suffered by Bristol or FelCor, as applicable, as a result of the failure of the Merger to be consummated and to avoid the difficulty of determining damages under the circumstances, and neither party will have any other liability to the other after such payment. The Break-Up Fee and/or the Break-Up Expenses will be paid by FelCor to Bristol or Bristol to FelCor (as applicable), in immediately available funds within ten Business Days after the date the event giving rise to the obligation to make such payment occurred, provided, however, that neither party may enter into any agreement providing for an Acquisition Proposal unless, prior thereto, this Agreement is terminated in accordance with its terms and the required Break-Up Fee and Break-Up Expenses are paid or otherwise provided for. As used in this Agreement, "Break-Up Fee" will be an amount equal to the lesser of (i) $60 million plus Break-Up Expenses (the "Base Amount") and (ii) in the case of FelCor, the sum of (A) the maximum amount that can be paid to FelCor without causing it to fail to meet the requirements of Sections 856(c)(2) and
(3) of the Code determined as if the payment of such amount did not constitute income described in Sections 856(c)(2)(A)-(H) and 856(c)(3)(A)-(I) of the Code ("Qualifying Income"), as determined by independent accountants to FelCor, and (B) in the event FelCor receives a letter from outside counsel (the "Break-Up Fee Tax Opinion") indicating that FelCor has received a ruling from the Internal Revenue Service ("IRS") holding that FelCor's receipt of the Base Amount would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and
(3) of the Code (the "REIT Requirements") (and therefore would not cause FelCor to fail to satisfy the REIT Requirements) or that the receipt by FelCor of the remaining balance of the Base Amount following the receipt of and pursuant to such ruling would not be deemed constructively received prior thereto, the Base Amount less the amount payable under clause (A) above. Bristol's obligation to pay any unpaid portion of the Break-Up Fee will terminate five years from the date of this Agreement. In the event that FelCor is not able to receive the full Base Amount, Bristol will place the unpaid amount in escrow and will not release any portion thereof to FelCor unless and until Bristol receives any one or combination of the following: (i) a letter from FelCor's independent accountants indicating the maximum amount that can be paid at that time to FelCor without causing FelCor to fail to meet the REIT Requirements or (ii) a Break-Up Fee Tax Opinion, in which event Bristol will pay to FelCor the lesser of the unpaid Base Amount or the maximum amount stated in the letter referred to in clause (i) above.

     (c) The "Break-Up Expenses" payable to Bristol or FelCor, as the case may be (the "Recipient"), will be an amount equal to the lesser of (i) $5 million as payment for all of the Recipient's out-of-pocket costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including without limitation all attorneys', consultants', accountants' and investment bankers' fees and expenses and all other costs and expenses such as travel, fax, long-distance telephone and other costs) (the "Expense Fee") and
(ii) in the case of FelCor, the sum of (A) the maximum amount that can be paid to the Recipient without causing it to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute Qualifying Income, as determined by independent accountants to the Recipient, and (B) in the event the Recipient receives a Break-Up Fee Tax Opinion indicating that the Recipient has received a ruling from the IRS holding that the Recipient's receipt of the Expense Fee would either constitute Qualifying Income or would be excluded from gross income within the meaning of the REIT Requirements (and therefore would not cause FelCor to fail to satisfy the REIT Requirements) or that receipt by the Recipient of the remaining balance of the Expense Fee following the receipt of and pursuant to such ruling would not be deemed constructively received prior thereto, the Expense Fee less the amount payable under clause (A) above. The obligation of Bristol or FelCor, as applicable ("Payor"), to pay any unpaid portion of the Break-Up Expenses will terminate five years from the date of this Agreement. In the event that the Recipient is not able to receive the full Expense Fee, the Payor will place the unpaid amount in escrow and will not release any portion thereof to the Recipient unless and until the Payor receives any one or combination of the following: (i) a letter from the Recipient's independent accountants indicating the maximum amount that can be paid at that time to the Recipient without causing the Recipient to fail to meet the REIT Requirements or (ii) a Break-Up Fee Tax Opinion, in which event the Payor will pay to the Recipient the lesser of the unpaid Expense Fee or the maximum amount stated in the letter referred to in clause (i) above.

     (d) Following the Effective Time, FelCor and BHR will each reasonably consult with the other as to the computation of the contemplated distribution of cash (the "Cash Distribution") sufficient, after giving effect to the Spin-Off, to effect the complete elimination of Bristol's historical and current E&P accumulated since the formation of Bristol until the Effective Time, such Cash Distribution to be made on or before December 31, 1998. In the event that it is determined, subsequent to the making of the Cash Distribution, that the Cash Distribution did not eliminate Bristol's E&P as contemplated above, BHR will (i) to the extent of any such shortfall, indemnify FelCor for an amount equal to the costs incurred (including Tax payments and any associated interest and penalties and reasonable accounting, legal and other out-of-pocket expenses) in disputing any claim that the E&P had not been completely eliminated upon payment of the Cash Distribution, provided, however, that BHR will be solely responsible under this sentence for costs incurred up to a maximum of $5 million, and (ii) if such costs exceed $5 million, (A) BHR will be responsible for 10% of any such costs exceeding $5 million, up to a total of $5 million of additional payments by BHR, and (B) any excess costs of this nature will be borne solely by FelCor.

     7.3. Effect of Termination. In the event of termination of this Agreement by either FelCor or Bristol as provided in Section 7.1, this Agreement will forthwith become void and have no effect, without any liability or obligation on the part of Bristol or FelCor (other than the last sentence of Section 5.2, Section 7.2, this Section 7.3 and Article VIII); provided that (a) if this Agreement is terminated by FelCor pursuant to Section 7.1(b), Bristol will not be entitled to any of the benefits of Section 7.2, or (b) if this Agreement is terminated by Bristol pursuant to Section 7.1(c), FelCor will not be entitled to any of the benefits of Section 7.2.

     7.4. Amendment. This Agreement may be amended by the parties in writing by action of their respective Boards at any time before or after any Stockholder Approvals are obtained and prior to the filing of the Articles of Merger with the Department or the Certificate of Merger with the Secretary of State of the State of Delaware; provided, however, that, after the Stockholder Approvals are obtained, no such amendment, modification or supplement will be made which by Law requires the further approval of stockholders without obtaining such further approval.

     7.5. Extension; Waiver. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered pursuant to this Agreement, or (c) subject to the proviso of Section 7.4, waive compliance with any of the agreements or conditions of the other party contained in this Agreement. Any agreement on the part of a party to any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise will not constitute a waiver of those rights.

                            VIII. GENERAL PROVISIONS

     8.1. Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement confirming the representations and warranties in this Agreement will survive the Effective Time. This Section 8.1 will not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

     8.2. Notices. All notices, requests, claims, demands and other communications under this Agreement will be in writing and will be delivered personally, sent by overnight courier (providing proof of delivery) to the parties or sent by fax (providing confirmation of transmission) at the following addresses or fax numbers (or at such other address or fax number for a party as will be specified by like notice):

     (a) if to Bristol, to:

         Bristol Hotel Company
         14295 Midway Road
         Dallas, Texas 75244
         Attention: President
         Attention: General Counsel
         Telecopy: (972) 391-1515

         with a copy to:

         Jones, Day, Reavis & Pogue
         599 Lexington Avenue
         New York, New York 10022
         Attention: Robert A. Profusek
         Telecopy: (212) 755-7306

     (b) if to FelCor, to:

         FelCor Suite Hotels, Inc.
         545 E. John Carpenter Freeway
         Suite 1300
         Irving, Texas 75062
         Attention: President
         Attention: General Counsel
         Telecopy: (972) 444-4949

         with a copy to:

         Jenkens & Gilchrist, P.C.
         1445 Ross Avenue
         Suite 3200
         Dallas, Texas 75202
         Attention: Robert W. Dockery
         Telecopy: (214) 855-4300

All notices will be deemed given only when actually received.

     8.3. Certain Definitions. As used in this Agreement, the following terms have the following meanings when used herein with initial capital letters:

          (a) "Affiliate" (or words of similar import) has the same meaning as such term is defined in Rule 405 promulgated under the Securities Act.

          (b) "Bristol Hotel" means each of the hotels listed in Schedule 3.2 to the Bristol Disclosure Letter, which constitutes all of the hotels in which Bristol owns, directly or indirectly, an ownership interest.

          (c) "Bristol Hotel Subsidiaries" means the Bristol Subsidiaries that own or hold, directly or indirectly, an interest in a Bristol Hotel.

          (d) "Business Day" means a day other than Saturday, Sunday or any day on which commercial banks in New York, New York or Dallas, Texas are authorized or obligated to close.

          (e) "Environmental Law" means any Law or order of any Governmental Entity relating to the regulation or protection of human health, safety or the environment or to emissions, discharges, releases or threatened releases of Hazardous Materials into the environment (including without limitation, ambient air, soil, surface water, ground water, wetlands, land or subsurface strata), or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

          (f) "FelCor Hotel" means each of the hotels listed in Schedule 2.2 to the FelCor Disclosure Letter, which constitutes all of the hotels in which FelCor owns, directly or indirectly, an ownership interest.

          (g) "Hazardous Material" means (i) any petroleum or petroleum products, flammable explosives, radioactive materials, asbestos in any form that is or could become friable, urea formaldehyde foam insulation and transformers or other equipment that contain dielectric fluid containing levels of polychlorinated biphenyls (PCBs), (ii) any chemicals or other materials or substances which are now or hereafter become defined as or included in the definition of "hazardous substances", "hazardous wastes", "hazardous materials", "extremely hazardous wastes", "restricted hazardous wastes", "toxic substances", "toxic pollutants" or words of similar import under any Environmental Law, and (iii) any other chemical or other material or substance, exposure to which is now or hereafter prohibited, limited or regulated by any Governmental Entity under any Environmental Law.

          (h) "Indebtedness" means, with respect to any Person, without duplication, (i) all indebtedness of such Person for borrowed money, whether secured or unsecured, (ii) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person, (iii) all capitalized lease obligations of such Person, (iv) all obligations of such Person under interest rate cap, swap, collar or similar transaction or currency hedging transactions (valued at the termination value thereof), and (v) all guarantees of such Person of any such indebtedness of any other Person.

          (i) "Non-Corporate Bristol Hotel Subsidiaries" means those of the Bristol Hotel Subsidiaries that are taxable as partnerships or are disregarded as entities under the Code.

          (j) "Person" means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity.

          (k) "Record Date" means the date determined by the Bristol Board or the FelCor Board as the record date for determining the stockholders entitled to notice of, and to vote at, the Bristol Stockholders Meeting or the FelCor Stockholders Meeting, as applicable.

          (l) "Spin-Off Transactions" means, collectively, the Reorganization, the Contribution, the Subsidiary Mergers, the Holdings Distribution, the Excess Shares Redemption and the Spin-Off, each as defined in the Spin-Off Agreement, and the Leasing Transactions.

          (m) "Subsidiary" of any Person means another Person, at least 50% of the equity or voting securities of which is owned, directly or indirectly, by such first Person.

          (n) "Taxes" means all federal, state, local and foreign income, property, sales, franchise, employment, excise and other taxes, tariffs or governmental charges of any nature whatsoever, together with penalties, interest or additions to Tax with respect thereto.

          (o) "Transaction Documents" means this Agreement, the Spin-Off Agreement, the Voting Agreement, the FelCor Stockholders and Registration Rights Agreement (as defined in the Voting Agreement), the BHR Stockholders Agreement (as defined in the Voting Agreement), the BHR Registration Rights Agreement (as defined in the Voting Agreement), the New Leases (as defined in the Spin-Off Agreement), the Hotel Properties Agreement (as defined in the Voting Agreement), the Articles of Merger, the Certificate of Merger and each other agreement, document, certificate or instrument delivered in connection with any of the foregoing and to which either FelCor, Bristol, BHR, BHMC or any FelCor Subsidiary or Bristol Subsidiary is a party.

          (p) "Volume Weighted Average Trading Price" means, during any relevant period, the quotient of (i) the sum of the product of (A) the number of shares sold at a particular price per share during such period and (B) such per share trading price over (ii) the total number of shares sold during such period.

     8.4. Interpretation. When a reference is made in this Agreement to a Section, Exhibit or Schedule such reference will be to a Section, Exhibit or Schedule of or to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they will be deemed to be followed by the words "without limitation."

     8.5. Counterparts. This Agreement may be executed in one or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

     8.6. Entire Agreement; No Third-party Beneficiaries. This Agreement, the FelCor Disclosure Letter, the Bristol Disclosure Letter, the Confidentiality Agreement and the Transaction Documents (a) constitute the entire agreement of the parties and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement and (b) except as provided in Article I and Sections 5.8 and 5.9, are not intended to confer upon any Person other than the parties hereto any rights or remedies.

     8.7. Governing Law. This Agreement will be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable conflict of laws principles thereof.

     8.8. Assignment. Neither this Agreement, nor any of the rights, interests or obligations under this Agreement, may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

     8.9. Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of Texas or Delaware or in any Texas or Delaware State court, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself (without making such submission exclusive) to the personal jurisdiction of any federal court located in the State of Texas or Delaware or any Texas or Delaware State court in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement and (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court.

     8.10. Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision will be interpreted to be only so broad as is enforceable.

     IN WITNESS WHEREOF, Bristol and FelCor have caused this Agreement to be signed by their respective officers thereunto duly authorized all as of the date first written above.

                                            BRISTOL HOTEL COMPANY

                                            By:     /s/ JOEL M. EASTMAN
                                              ----------------------------------
                                                       Joel M. Eastman
                                                        Vice President

                                            FELCOR SUITE HOTELS, INC.

                                            By:  /s/ LAWRENCE D. ROBINSON
                                              ----------------------------------
                                                     Lawrence D. Robinson
                                                    Senior Vice President

                                                                         ANNEX B

                         [Letterhead of BT Wolfensohn]


                                 June   , 1998


Board of Directors
FelCor Suite Hotels, Inc.
545 E. John Carpenter Freeway
Suite 1300
Irving, TX 75062

Gentlemen:

     BT Wolfensohn has acted as financial advisor to FelCor Suite Hotels, Inc. ("FelCor") in connection with the proposed merger of FelCor and Bristol Hotel Company ("Bristol") pursuant to the Agreement and Plan of Merger, dated March 23, 1998, between Bristol and FelCor (the "Merger Agreement"), which provides, among other things for the spin-off by Bristol of its hotel management operations to its stockholders (the "Spin Off") and the merger of Bristol, which will then own only the real estate assets, with and into FelCor (the "Transaction"), with FelCor being the surviving corporation. As set forth more fully in the Merger Agreement, as a result of the Transaction, each share of the Common Stock, par value $0.01 per share, of Bristol ("Bristol Common Stock") not owned directly or indirectly by Bristol or FelCor will be converted into the right to receive 0.685 shares (the "Exchange Ratio") of Common Stock, par value $0.01 per share, of FelCor ("FelCor Common Stock"). The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

     You have requested BT Wolfensohn's opinion, as investment bankers, as to the fairness, from a financial point of view, of the Exchange Ratio to FelCor.

     In connection with BT Wolfensohn's role as financial advisor to FelCor, and in arriving at its opinion, BT Wolfensohn has reviewed certain publicly available financial and other information concerning Bristol and FelCor and certain internal analyses and other information furnished to it by Bristol and FelCor. BT Wolfensohn has also considered the strategic objectives of FelCor as outlined to BT Wolfensohn by FelCor management. BT Wolfensohn has also held discussions with members of the senior managements of Bristol and FelCor regarding the businesses and prospects of their respective companies and the joint prospects of a combined company. In addition, BT Wolfensohn has (i) reviewed the reported prices and trading activity for Bristol Common Stock and FelCor Common Stock, (ii) compared certain financial and stock market information for Bristol and FelCor with similar information for certain other companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations which it deemed comparable in whole or in part, (iv) reviewed the financial terms of certain hotel portfolio transactions it deemed comparable in whole or in part, (v) reviewed the financial terms of the Merger Agreement and certain related documents, and (vi) performed such other studies and analyses and considered such other factors as it deemed appropriate.

     BT Wolfensohn has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning Bristol or FelCor, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, BT Wolfensohn has assumed and relied upon the accuracy and completeness of all such information and BT Wolfensohn has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities, of Bristol or FelCor. With respect to the financial forecasts and projections made available to BT Wolfensohn and used in its analyses, BT Wolfensohn has assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Bristol or FelCor, as the case may be, as to the matters covered thereby. In rendering its opinion, BT Wolfensohn expresses no view as to the reasonableness of such forecasts and projections, or the assumptions on which they are based. BT Wolfensohn's opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date hereof.

     For purposes of rendering its opinion, BT Wolfensohn has assumed that, in all respects material to its analysis, the representations and warranties of FelCor and Bristol contained in the Merger Agreement are true and correct, FelCor and Bristol will each perform all of the covenants and agreements to be performed by it under the Merger Agreement and all conditions to the obligations of each of FelCor and Bristol to consummate the Transaction will be satisfied without any waiver thereof. BT Wolfensohn has also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, or any amendments, modifications or waivers to any agreements, instruments or orders to which either FelCor or Bristol is a party or is subject or by which it is bound, no limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have a material adverse effect on FelCor or Bristol or materially reduce the contemplated benefits of the Transaction to FelCor. In addition, BT Wolfensohn has assumed that following the consummation of the transaction, FelCor will continue to qualify as a Real Estate Investment Trust under the Internal Revenue Code of 1986, as amended. In addition, you have informed BT Wolfensohn, and accordingly for purposes of rendering its opinion BT Wolfensohn has assumed, that the Transaction will be tax-free to each of FelCor and Bristol and their respective stockholders and that the Spin Off will be taxable to Bristol and their respective stockholders.

     This opinion is addressed to, and for the use and benefit of, the Board of Directors of FelCor and is not a recommendation to the stockholders of FelCor to approve the Transaction. This opinion is limited to the fairness, from a financial point of view, to FelCor of the Exchange Ratio.

     BT Wolfensohn is engaged in the merger and acquisition and client advisory business of Bankers Trust (together with its affiliates the "BT Group") and, for legal and regulatory purposes, is a division of BT Alex. Brown Incorporated, a registered broker-dealer and member of the New York Stock Exchange. BT Wolfensohn will be paid a fee for its services as financial advisor to FelCor in connection with the Transaction, a portion of which is contingent upon consummation of the Transaction. One or more members of the BT Group have, from time to time, provided investment banking services to FelCor and Bristol or their affiliates for which it has received compensation. In the ordinary course of business, members of the BT Group may actively trade in the securities and other instruments and obligations of FelCor and Bristol for their own accounts and for the accounts of their customers. Accordingly, the BT Group may at any time hold a long or short position in such securities, instruments and obligations.

     Based upon and subject to the foregoing, it is BT Wolfensohn's opinion as investment bankers that the Exchange Ratio is fair, from a financial point of view, to FelCor.

                                        Very truly yours,

                                        BT WOLFENSOHN

                                                                         ANNEX C

                         [Letterhead of Merrill Lynch]


                                 June   , 1998


Board of Directors
Bristol Hotel Company
14285 Midway Road
Dallas, TX 75244

Members of the Board of Directors:


     Bristol Hotel Company ("Bristol") and FelCor Suite Hotels Inc. ("FelCor") propose to enter into an Agreement and Plan of Merger and certain other agreements referred to therein (collectively, the "Agreements") pursuant to which, among other transactions, each of Bristol's outstanding common shares, $0.01 par value (the "Bristol Shares"), would be converted into the right to receive 0.685 (the "Exchange Ratio") of a common share, $.01 par value, of FelCor (the "FelCor Shares") (together, the "Transaction"). Immediately preceding the Transaction, a Spin-Off (as such term is defined in the Agreements) shall occur in which all of the Management Corp. Common Shares (as such term is defined in the Agreements) shall be distributed to the shareholders of Bristol prior to the merger of Bristol into FelCor (the "Merger").


     You have asked us whether, in our opinion, the Exchange Ratio is fair from a financial point of view to the holders of the Bristol Shares.

     In arriving at the opinion set forth below, we have, among other things:


          (1) Reviewed certain publicly available business and financial information relating to Bristol and FelCor that we deemed to be relevant;



          (2) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of Bristol and FelCor;



          (3) Conducted discussions with members of senior management of Bristol and FelCor concerning the matters described in clauses (1) and (2) above, as well as their respective businesses and prospects before and after giving effect to the Transaction;



          (4) Reviewed the market prices and valuation multiples for the Bristol Shares and the FelCor Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;



          (5) Reviewed the results of operations of Bristol and FelCor and compared them with those of certain publicly traded companies that we deemed to be relevant;



          (6) Participated in certain discussions and negotiations among representatives of Bristol and FelCor and their financial and legal advisors;


          (7) Reviewed the potential pro forma impact of the Transaction;


          (8) Reviewed the Agreements; and


          (9) Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.


     In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of Bristol or FelCor or been furnished with any such evaluation or appraisal. In addition, we have not assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of Bristol or FelCor. With respect to the financial forecast information furnished to or discussed with us by Bristol or FelCor, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of Bristol's or FelCor's management as to the expected future financial performance of Bristol or FelCor, as the case may be. We have also assumed that the final form of the Agreements will be substantially similar to the last drafts reviewed by us. We have further assumed that the Merger will qualify as a tax-free reorganization for United States federal income tax purposes and that, following the Transaction, FelCor will retain its status as a real estate investment trust for such purposes.


     Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof. We have assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Transaction, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Transaction.

     In connection with the preparation of this opinion, we have not been requested to solicit, nor have we solicited, third-party indications of interest for the acquisition of all or any part of Bristol.


     We are acting as financial advisor to Bristol in connection with the Transaction and will receive a fee from Bristol for our services, a significant portion of which is contingent upon the consummation of the Transaction. In addition, Bristol has agreed to indemnify us for certain liabilities arising out of our engagement. We have, in the past, provided financial advisory and financing services to Bristol and may continue to do so and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade the Bristol Shares and other securities of Bristol, as well as the FelCor Shares and other securities of FelCor, for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.


     This opinion is for the use and benefit of the Board of Directors of Bristol. Our opinion does not address the merits of the underlying decision by Bristol to engage in the Transaction or the Spin-Off and does not constitute a recommendation to any shareholder of Bristol as to how such shareholder should vote on the proposed Transaction or any matter related thereto.


     We are not expressing any opinion herein as to the prices at which the FelCor Shares will trade following the announcement or consummation of the Merger or the prices at which the Management Corp. Common Shares will trade following the Spin-Off.


     On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair from a financial point of view to the holders of the Bristol Shares.

                                            Very truly yours,

                                              MERRILL LYNCH, PIERCE, FENNER &
                                                     SMITH INCORPORATED

                                                                         ANNEX D

                           FELCOR SUITE HOTELS, INC.

                  1998 RESTRICTED STOCK AND STOCK OPTION PLAN

                           FELCOR SUITE HOTELS, INC.

                  1998 RESTRICTED STOCK AND STOCK OPTION PLAN

                               TABLE OF CONTENTS

SECTION 1.  Establishment, Purpose, and Effective Date of
  Plan......................................................    1
   1.1  Establishment.......................................    1
   1.2  Purpose.............................................    1
   1.3  Effective Date......................................    1
SECTION 2.  Definitions.....................................    1
   2.1  Definitions.........................................    1
   2.2  Gender and Number...................................    2
SECTION 3.  Eligibility and Participation...................    2
   3.1  Eligibility and Participation.......................    2
SECTION 4.  Administration..................................    2
   4.1  Administration......................................    2
SECTION 5.  Stock Subject to Plan...........................    2
   5.1  Number..............................................    2
   5.2  Lapsed Awards.......................................    2
   5.3  Adjustment in Capitalization........................    2
SECTION 6.  Shareholder Approval and Duration of Plan.......    3
   6.1  Shareholder Approval................................    3
   6.2  Duration of Plan....................................    3
SECTION 7.  Stock Options...................................    3
   7.1  Grant of Options....................................    3
   7.2  Option Agreement....................................    3
   7.3  Option Price........................................    3
   7.4  Duration of Options.................................    3
   7.5  Exercise of Options.................................    3
   7.6  Payment.............................................    4
   7.7  Restrictions on Stock Transferability...............    4
   7.8  Termination of Employment Due to Death or
        Disability..........................................    4
   7.9  Termination of Employment Other than for Death or
        Disability..........................................    4
   7.10 Nontransferability of Options.......................    4
SECTION 8.  Restricted Stock................................    4
   8.1  Grant of Restricted Stock...........................    4
   8.2  Transferability.....................................    4
   8.3  Other Restrictions..................................    4
   8.4  Voting Rights.......................................    4
   8.5  Dividends and Other Distributions...................    4
   8.6  Termination of Employment...........................    4
SECTION 9.  Rights of Employees.............................    5
   9.1  Employment..........................................    5
   9.2  Participation.......................................    5
SECTION 10.  Amendment, Modification, and Termination of
  Plan......................................................    5
  10.1  Amendment, Modification, and Termination of Plan....    5
SECTION 11.  Miscellaneous Provisions.......................    5
  11.1  Tax Withholding.....................................    5
  11.2  Stock Withholding Elections.........................    5

SECTION 12.  Indemnification................................    5
  12.1  Indemnification.....................................    5
SECTION 13.  Requirements of Law............................    6
  13.1  Requirements of Law.................................    6
  13.2  Governing Law.......................................    6

                           FELCOR SUITE HOTELS, INC.

                  1998 RESTRICTED STOCK AND STOCK OPTION PLAN

                     SECTION 1. Establishment, Purpose, and
                             Effective Date of Plan

     1.1 Establishment. FelCor Suite Hotels, Inc., a Maryland corporation, hereby establishes the "FELCOR SUITE HOTELS, INC. 1998 RESTRICTED STOCK AND STOCK OPTION PLAN" (THE "PLAN") for Independent Directors, executive officers and key employees. The Plan permits the grant of stock options and restricted stock as a payout media for payments under the plan.

     1.2 Purpose. The purpose of the Plan is to advance the interests of the Company, by encouraging and providing for the acquisition of an equity interest in the success of the Company by Independent Directors, executive officers and key employees, by providing additional incentives and motivation toward superior performance of the Company, and by enabling the Company to attract and retain the services of Independent Directors, executive officers and key employees upon whose judgment, interest, and special effort the successful conduct of its operations is largely dependent.

     1.3 Effective Date. The Plan shall become effective immediately upon its adoption by the Board of Directors of the Company ("Effective Date"), although it is subject to shareholder approval as provided in Section 6.1.

                             SECTION 2. Definitions

     2.1 Definitions. Whenever used herein, the following terms shall have their respective meanings set forth below:

          (a) "Award" means any Stock Option or Restricted Stock granted under this Plan.

          (b) "Board" means the Board of Directors of the Company.

          (c) "Code" means the Internal Revenue Code of 1986, as amended.

          (d) "Committee" means the Compensation Committee of the Board; provided, however, that for any grant to an Independent Director, the remaining members of the Board shall serve as the Compensation Committee with respect to such grant, including, but not limited to, the approval of the grant. The Board, as a whole, may take any action which the Committee is authorized to take hereunder.

          (e) "Company" means FelCor Suite Hotels, Inc., a Maryland corporation.

          (f) "Disability" means an individual who is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted, or can be expected to last, for a continuous period of not less than twelve (12) months.

          (g) "Employee" means an employee (including officers and directors who are also employees) of the Company or its subsidiaries, affiliates (including partnerships) or any branch or division thereof.

          (h) "Fair Market Value" of a share of Stock means the reported closing sales price of the Stock on the New York Stock Exchange Composite Tape on that date, or if no closing price is reported on that date, on the last preceding date on which such closing price of the Stock was so reported. If the Stock is not traded on the New York Stock Exchange at the time a determination of its Fair Market Value is required to be made hereunder, its Fair Market Value shall be deemed to be equal to the average between the closing bid and asked prices of the Stock on the most recent date on which the Stock was publicly traded. In the event the Stock is not publicly traded at the time a determination of its value is required to be made hereunder, the determination of its Fair Market Value shall be made by the Committee in such manner as it deems appropriate.

          (i) "Independent Director" means a director of the Company who is not an officer or employee of the Company, any affiliate of an officer or employee or any affiliate of (i) any advisor to the Company under an advisory agreement, (ii) any lessee of any property of the Company, (iii) any subsidiary of the Company or (iv) any partnership which is an affiliate of the Company.

          (j) "Option" means the right to purchase Stock at a stated price for a specified period of time. For purposes of the Plan, an Option may be either
     (i) an "incentive stock option" within the meaning of Section 422 of the Code or (ii) a "nonstatutory stock option."

          (k) "Participant" means any Employee or Independent Director designated by the Committee to participate in the Plan.

          (l) "Period of Restriction" means the period during which the transfer of shares of Restricted Stock is restricted pursuant to Section 8 of the Plan.

          (m) "Restricted Stock" means Stock granted to a Participant pursuant to Section 8 of the Plan.

          (n) "Stock" means the common stock of the Company, par value of $.01.

     2.2 Gender and Number. Except when otherwise indicated by the context, words in the masculine gender when used in the Plan shall include the feminine gender, the singular shall include the plural, and the plural shall include the singular.

                    SECTION 3. Eligibility and Participation

     3.1 Eligibility and Participation. Participants in the Plan shall be selected by the Committee from among the independent Directors and Employees who, in the opinion of the Committee, are in a position to contribute materially to the Company's continued growth and development and to its long-term financial success.

                           SECTION 4. Administration

     4.1 Administration. The Committee shall be responsible for the administration of the Plan. The Committee, by majority action thereof, is authorized to interpret the Plan, to prescribe, amend, and rescind rules and regulations relating to the Plan, to provide for conditions and assurances deemed necessary or advisable to protect the interests of the Company, and to make all other determinations necessary or advisable for the administration of the Plan. Determinations, interpretations, or other actions made or taken by the Committee pursuant to the provisions of the Plan shall be final and binding and conclusive for all purposes and upon all persons whomsoever.

                        SECTION 5. Stock Subject to Plan

     5.1 Number. The total number of shares of Stock subject to Awards under the Plan may not exceed 1,000,000, subject to adjustment upon the occurrence of any of the events indicated in Section 5.3 hereof. Of this total number, not more than 50,000 shares of Stock may be issued as Restricted Stock. The shares to be delivered under the Plan may consist, in whole or in part, of authorized but unissued Stock or treasury Stock, not reserved for any other purpose. Notwithstanding any other provision hereof to the contrary, no Participant shall be eligible to receive Awards pursuant to this Plan in excess of 250,000 shares of Common Stock in any fiscal year (the "Section 162(m) Maximum").

     5.2 Lapsed Awards. If any Award granted under the Plan terminates, expires or lapses for any reason, any shares subject to such Award again shall be available for the grant of an Award hereunder.

     5.3 Adjustment in Capitalization. In the event of any change in the outstanding shares of Stock that occurs after the Effective Date by reason of a Stock dividend or split, recapitalization, merger, consolidation, combination, exchange of shares, or other similar corporate change, the aggregate number of shares of Stock subject to the Plan and to each Award hereunder, and to the stated Option price of each Award, shall be adjusted appropriately by the Committee or the Board, whose determination shall be conclusive; provided, however, that fractional shares shall be rounded to the nearest whole share. In such event, the Committee or the Board also shall have discretion to make appropriate adjustments in the number and type of shares subject to an Award of Restricted Stock under the Plan pursuant to the terms of such an Award.

              SECTION 6. Shareholder Approval and Duration of Plan

     6.1 Shareholder Approval. All Awards granted under this Plan are subject to, and may not be exercised before, and will be rescinded and become void in the absence of, the approval of this Plan by a majority of the shareholders voting thereon at a meeting of shareholders, at which a quorum is present, held prior to the first anniversary date of the board meeting held to approve this Plan.

     6.2 Duration of Plan. The Plan shall remain in effect, subject to the Board's right to earlier terminate pursuant to Section 10 hereof, until all Stock subject to it shall have been purchased or acquired pursuant to the provisions hereof. Notwithstanding the foregoing, no Option may be granted under the Plan on or after November 1, 2007.

                            SECTION 7. Stock Options

     7.1 Grant of Options. Subject to the provisions of Section 5 and 6, Options may be granted to Participants at any time and from time to time as shall be determined by the Committee. The Committee shall have complete discretion in determining the number of Options granted to each Participant. The Committee may grant any type of Option to purchase Stock that is permitted by law at the time of grant; provided however, that the aggregate Fair Market Value (determined at the time the Option is granted) of the Stock, with respect to which all incentive stock options granted under any plan of the Company are exercisable for the first time by a Participant during any calendar year, may not exceed $100,000. Nothing in this Section 7 of the Plan shall be deemed to prevent the grant of nonstatutory stock options in amounts that exceed the maximum established by Section 422 of the Code.

     7.2 Option Agreement. Each Option shall be evidenced by an Option agreement that shall specify the type of Option granted, the Option price, the duration of the Option, the number of shares of Stock to which the Option pertains, and such other provisions as the Committee shall determine.

     7.3 Option Price. The Option price of each share of Stock subject to each Option granted pursuant to this Plan shall be determined by the Committee at the time the Option is granted and, in the case of incentive stock options, shall not be less then 100% of the Fair Market Value of a share of Stock on the date the Option is granted, as determined by the Committee. In the case of incentive stock options granted to any person who owns, directly or indirectly, Stock possessing more than ten percent (10%) of the total combined voting power of all classes of Stock ("Ten Percent Owner"), the Option price shall not be less than 110% of the Fair Market Value of a share of Stock on the date the Option is granted. The Option price of each share of Stock subject to a nonstatutory stock option under this Plan shall be determined by the Committee, in its sole discretion, prior to granting the Option.

     7.4 Duration of Options. Each Option shall expire at such time as the Committee shall determine at the time it is granted, provided, however, that no incentive stock option shall be exercisable later than ten (10) years from the date of its grant, and no incentive stock option granted to a Ten Percent Owner shall be exercisable later than five (5) years from the date of its grant.

     7.5 Exercise of Options. Options granted under the Plan shall be exercisable at such times and be subject to such restrictions and conditions as the Committee shall in each instance approve, which need not be the same for all Participants. No Option may be exercised within six (6) months after the date of grant. Each Option that is intended to qualify as an incentive stock option pursuant to Section 422 of the Code shall comply with the applicable provisions of the Code pertaining to such Options.

     7.6 Payment. The Option price of Stock acquired upon exercise of any Option shall be paid in full on the date of exercise, by certified or cashier's check, by wire transfer, by money order, with Stock (but with Stock only if expressly permitted by the terms of the Option), or by a combination of the above. If the Option price is permitted to be, and is, paid in whole or in part with Stock, the value of the Stock surrendered shall be its Fair Market Value on the date surrendered. The proceeds from payment of Option prices shall be added to the general funds of the Company and shall be used for general corporate purposes.

     7.7 Restrictions on Stock Transferability. The Committee shall impose such restrictions on any shares of Stock acquired pursuant to the exercise of an Option under the Plan as it may deem advisable, including, without limitation, restrictions under applicable federal securities law, under the requirements of any stock exchange upon which such shares of Stock are then listed, and under any blue sky or state securities laws applicable to such shares.

     7.8 Termination of Employment Due to Death or Disability. Unless otherwise expressly provided in the Option, if the employment of a Participant is terminated by reason of death or Disability, the rights under any then outstanding Option shall terminate upon the first to occur of (i) the expiration date of the Option or (ii) the first anniversary of such date of termination of employment.

     7.9 Termination of Employment Other than for Death or Disability. Unless otherwise expressly provided in the Option, if the employment of the Participant shall terminate for any reason other than death or Disability, the rights under any then outstanding Option shall terminate upon the first to occur of (i) the expiration date of the Option or (ii) ninety (90) days after such date of termination of employment.

     7.10 Nontransferability of Options. No Option granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, otherwise than by will or by the laws of descent and distribution. Further, all Options granted to a Participant under the Plan shall be exercisable during his lifetime only by such Participant.

                          SECTION 8. Restricted Stock

     8.1 Grant of Restricted Stock. Subject to the provisions of Sections 5 and 6, the Committee, at any time and from time to time, may grant shares of Restricted Stock under the Plan to such Participants and in such amounts as it shall determine. Each grant of Restricted Stock shall be evidenced by a Restricted Stock agreement.

     8.2 Transferability. Except as provided in Sections 8.6 and 8.7 hereof, the shares of Restricted Stock granted hereunder may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated for such period of time as shall be determined by the Committee and shall be specified in the Restricted Stock agreement, or upon earlier satisfaction of other conditions as specified by the Committee in its sole discretion and set forth in the Restricted Stock agreement.

     8.3 Other Restrictions. The Committee may impose such other restrictions on any shares of Restricted Stock granted pursuant to the Plan as it may deem advisable including, without limitation, restrictions under applicable federal or state securities laws, and may legend the certificates representing Restricted Stock to give appropriate notice of such restrictions.

     8.4 Voting Rights. Participants holding shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those shares during the Period of Restriction.

     8.5 Dividends and Other Distributions. During the Period of Restriction, Participants holding shares of Restricted Stock granted hereunder shall be entitled to receive all cash dividends distributed with respect to those shares while they are so held.

     8.6 Termination of Employment. Except as provided by the Committee at the time of grant, in the event that a Participant terminates his employment with the Company for any reason during the Period of Restriction (including death), then any shares of Restricted Stock still subject to restrictions at the date of such termination automatically shall be forfeited and shall again be available for issuance under the Plan.

                         SECTION 9. Rights of Employees

     9.1 Employment. Nothing in the Plan shall interfere with or limit in any way the right of the Company to terminate any Participant's employment at any time, nor confer upon any Participant any right to continue in the employ of the Company.

     9.2 Participation. No Committee shall have a right to be selected as a Participant, or, having been so selected, to be selected again as a Participant.

                      SECTION 10. Amendment, Modification,
                            and Termination of Plan

     10.1 Amendment, Modification, and Termination of Plan. The Board at any time may terminate, and from time to time may amend or modify the Plan, and may amend or modify Awards hereunder; provided, however, that no amendment of the Plan or of any Award hereunder, without approval of the shareholders within one year after the adoption of such amendment, may:

          (a) increase the aggregate number of shares of Stock that may be issued under the Plan;

          (b) extend the term of the Plan;

          (c) effect a repricing of previously granted Options, whether directly or indirectly through the cancellation of outstanding Options and the concurrent reissuance of Options for a like number of shares but at a lesser exercise price;

          (d) extend the period during which Awards may be granted; or

          (e) materially modify the requirements as to eligibility to receive Awards under the Plan.

No amendment, modification, or termination of the Plan shall in any manner adversely affect any Award theretofore granted under the Plan, without the consent of the Participant.

                      SECTION 11. Miscellaneous Provisions

     11.1 Tax Withholding. The Company shall have the power to withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy federal, state, and local withholding tax requirements on any Award under the Plan.

     11.2 Stock Withholding Elections. Subject to the consent of the Committee, due to the (i) exercise of a nonstatutory stock option or (ii) lapse of restrictions on a Restricted Stock Award, a Participant may make an irrevocable election to (a) have shares of Stock otherwise issuable thereunder withheld or
(b) tender to the Company shares of Stock then held by the Participant (whether received pursuant to (i) or (ii) or in any other transaction) having an aggregate Fair Market Value sufficient to satisfy all or part of the Participant's estimated total federal, state and local tax obligations associated with the transaction. Such elections must be made by a Participant on or prior to the tax date.

                          SECTION 12. Indemnification

     12.1 Indemnification. Each person who is or shall have been a member of the Committee or of the Board shall be indemnified and held harmless by the Company against and from any loss, cost, liability or expense that may be imposed upon or reasonably incurred by him in connection with or resulting from any claim, action, suit or proceeding to which he may be a party or in which he may be involved by reason of any action taken or failure to act under the Plan made in good faith and against and from any and all amounts paid by him in settlement thereof, with the Company's approval, or paid by him in satisfaction of any judgment in any such action, suit or proceeding against him, provided he shall give the Company an opportunity, at its own expense, to handle and defend the same before he undertakes to handle and defend it on his own behalf. The foregoing right of indemnification shall not apply to any acts of willful misconduct by any member of the

Committee or the Board. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's Charter or Bylaws, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

                        SECTION 13. Requirements of Law

     13.1 Requirements of Law. The granting of Awards and the issuance of shares of Stock upon the exercise of an Option shall be subject to all applicable laws, rules and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

     13.2 Governing Law. The Plan, and all agreements hereunder, shall be construed in accordance with and governed by the laws of the State of Maryland.

                                            FELCOR SUITE HOTELS, INC.

                                            By: /s/ LAWRENCE D. ROBINSON

                                            ------------------------------------
                                            Name: Lawrence D. Robinson
                                            Title: Senior Vice President and
                                            General Counsel

ATTEST:

      /s/ LESTER C. JOHNSON
------------------------------------
 Lester C. Johnson, Vice President

                                                                         ANNEX E

                            BRISTOL HOTELS & RESORTS

                           1998 EQUITY INCENTIVE PLAN

     1. PURPOSE. The purpose of this Plan is to attract and retain qualified officers and other key employees, or consultants, for Bristol Hotels & Resorts, Inc. (the "Corporation") and its Subsidiaries and to provide such persons with appropriate incentives.

     2. DEFINITIONS. As used in this Plan,

     "APPRECIATION RIGHT" means a right granted pursuant to Section 5 of this Plan, including a Free-standing Appreciation Right and a Tandem Appreciation Right.

     "BASE PRICE" means the price to be used as the basis for determining the Spread upon the exercise of a Freestanding Appreciation Right.

     "BOARD" means the Board of Directors of the Corporation.

     "CODE" means the Internal Revenue Code of 1986, as amended from time to time.

     "COMMITTEE" means the Compensation Committee of the Board of Directors, as described in Section 14(a) of this Plan, and, to the extent the administration of the Plan has been assumed by the Board pursuant to Section 14(a), the Board.

     "COMMON SHARES" means (i) shares of the Common Stock, par value $0.01 per share, of the Corporation and (ii) any security into which Common Shares may be converted by reason of any transaction or event of the type referred to in
Section 10 of this Plan.

     "DATE OF GRANT" means the date specified by the Committee on which a grant of Option Rights, Appreciation Rights or Performance Shares or Performance Units or a grant or sale of Restricted Shares or Deferred Shares shall become effective, which shall not be earlier than the date on which the Committee takes action with respect thereto.

     "DEFERRAL PERIOD" means the period of time during which Deferred Shares are subject to deferral limitations under Section 7 of this Plan.

     "DEFERRED SHARES" means an award pursuant to Section 7 of this Plan of the right to receive Common Shares at the end of a specified Deferral Period.

     "FREE-STANDING APPRECIATION RIGHT" means an Appreciation Right granted pursuant to Section 5 of this Plan that is not granted in tandem with an Option Right or similar right.

     "INCENTIVE STOCK OPTION" means an Option Right that is intended to qualify as an "incentive stock option" under Section 422 of the Code or any successor provision thereto.

     "MANAGEMENT OBJECTIVES" means the achievement of a performance objective or objectives established pursuant to this Plan for Participants who have received grants of Performance Shares or Performance Units or, when so determined by the Committee, Restricted Shares, Option Rights or Appreciation Rights. Management Objectives may be described in terms of Corporation-wide objectives or objectives that are related to the performance of the individual Participant or the Subsidiary, division, department or function within the Corporation or Subsidiary in which the Participant is employed or with respect to which the Participant provides consulting services. The Management Objectives applicable to any award to a Participant who is, or is determined by the Committee to be likely to become, a "covered employee" within the meaning of Section 162(m) of the Code (or any successor provision) shall be limited to specified levels of or growth in:

        (i) return on invested capital;

        (ii) return on equity;

        (iii) return on operating assets;

        (iv) earnings per share; and/or

        (v) market value per share.

Except in the case of such a covered employee, if the Committee determines that a change in the business, operations, corporate structure or capital structure of the Corporation, or the manner in which it conducts its business, or other events or circumstances render the Management Objectives unsuitable, the Committee may modify such Management Objectives or the related minimum acceptable level of achievement, in whole or in part, as the Committee deems appropriate and equitable.

     "MARKET VALUE PER SHARE" means the fair market value of the Common Shares as determined by the Committee from time to time.

     "NONQUALIFIED OPTION" means an Option Right that is not intended to qualify as a Tax-qualified Option.

     "OPTIONEE" means the person so designated in an agreement evidencing an outstanding Option Right.

     "OPTION PRICE" means the purchase price payable upon the exercise of an Option Right.

     "OPTION RIGHT" means the right to purchase Common Shares from the Corporation upon the exercise of a Nonqualified Option or a Tax-qualified Option granted pursuant to Section 4 of this Plan.

     "PARTICIPANT" means a person who is selected by the Committee to receive benefits under this Plan and (i) is at that time an officer, including without limitation an officer who may also be a member of the Board, or other key employee of or a consultant to the Corporation or any Subsidiary or (ii) has agreed to commence serving in any such capacity.

     "PERFORMANCE PERIOD" means, in respect of a Performance Share or Performance Unit, a period of time established pursuant to Section 8 of this Plan within which the Management Objectives relating thereto are to be achieved.

     "PERFORMANCE SHARE" means a bookkeeping entry that records the equivalent of one Common Share awarded pursuant to Section 8 of this Plan.

     "PERFORMANCE UNIT" means a bookkeeping entry that records a unit equivalent of $1.00 awarded pursuant to Section 8 of this Plan.

     "PLAN" means this Bristol Hotels & Resorts 1998 Equity Incentive Plan, as amended from time to time.

     "RELOAD OPTION RIGHTS" means additional Option Rights automatically granted to an Optionee upon the exercise of Option Rights pursuant to Section 4(f) of this Plan.

     "RESTRICTED SHARES" means Common Shares granted or sold pursuant to Section 6 of this Plan as to which neither the substantial risk of forfeiture nor the restrictions on transfer referred to in Section 6 hereof has expired.

     "RULE 16B-3" means Rule 16b-3, as promulgated and amended from time to time by the Securities and Exchange Commission under the Securities Exchange Act of 1934, or any successor rule to the same effect.

     "SPREAD" means, in the case of a Free-standing Appreciation Right, the amount by which the Market Value per Share on the date when the Appreciation Right is exercised exceeds the Base Price specified therein or, in the case of a Tandem Appreciation Right, the amount by which the Market Value per Share on the date when the Appreciation Right is exercised exceeds the Option Price specified in the related Option Right.

     "SUBSIDIARY" means a corporation, partnership, joint venture, unincorporated association or other entity in which the Corporation has a direct or indirect ownership or other equity interest; provided, however, for purposes of determining whether any person may be a Participant for purposes of any grant of Incentive Stock Options, "Subsidiary" means any corporation in which the Corporation owns or controls directly or indirectly more than 50% of the total combined voting power represented by all classes of stock issued by such corporation at the time of the grant.

     "TANDEM APPRECIATION RIGHT" means an Appreciation Right granted pursuant to
Section 5 of this Plan that is granted in tandem with an Option Right or any similar right granted under any other plan of the Corporation.

     "TAX-QUALIFIED OPTION" means an Option Right that is intended to qualify under particular provisions of the Code, including without limitation an Incentive Stock Option.

     3. SHARES AVAILABLE UNDER THE PLAN. (a) Subject to adjustment as provided in Section 10 of this Plan, the number of Common Shares which may be (i) issued or transferred upon the exercise of Option Rights or Appreciation Rights, (ii) awarded as Restricted Shares and released from substantial risk of forfeiture thereof or Deferred Shares or (iii) issued or transferred in payment of Performance Shares or Performance Units that have been earned, shall not in the aggregate exceed 5 million Common Shares, which may be Common Shares of original issuance or Common Shares held in treasury or a combination thereof; provided, however, that the number of Restricted Shares shall not in the aggregate exceed 1 million (excluding any forfeitures), subject to adjustment as provided in
Section 10 of this Plan. For the purposes of this Section 3(a):

          (i) Upon payment in cash of the benefit provided by any award granted under this Plan, any Common Shares that were covered by that award shall again be available for issuance or transfer hereunder.

          (ii) Upon the full or partial payment of any Option Price by the transfer to the Company of Common Shares or upon satisfaction of tax withholding obligations in connection with any such exercise or any other payment made or benefit realized under this Plan by the transfer or relinquishment of Common Shares, there shall be deemed to have been issued or transferred under this Plan only the net number of Common Shares actually issued or transferred by the Corporation less the number of Common Shares so transferred or relinquished.

     (b) Notwithstanding anything in Section 3(a) hereof, or elsewhere in this Plan, to the contrary, and subject to adjustment as provided in Section 10 of this Plan, (i) the aggregate number of Common Shares actually issued or transferred by the Corporation upon the exercise of the Incentive Stock Options shall not exceed the total number of Common Shares first specified in Section 3(a) hereof; (ii) no Participant shall be granted Option Rights and Appreciation Rights, in the aggregate, for more than 750,000 Common Shares during any calendar year; and (iii) the number of shares issued as Restricted Shares that are not conditioned on the attainment of Management Objectives, plus the number of Deferred Shares, shall not exceed 1 million Common Shares in the aggregate.

     (c) The number of Performance Units that may be granted under this Plan shall not in the aggregate exceed 5 million. Performance Units that are granted under this Plan and are paid in Common Shares or are not earned by the Participant at the end of the Performance Period shall be available for future grants of Performance Units hereunder.

     (d) Notwithstanding any other provision of this Plan to the contrary, in no event shall any Participant in any calendar year receive awards of Restricted Stock conditioned on attainment of Management Objectives, Performance Shares or Performance Units having an aggregate value as of their respective Dates of Grant in excess of $250,000.

     4. OPTION RIGHTS. The Committee may from time to time authorize grants to Participants of options to purchase Common Shares upon such terms and conditions as the Committee may determine in accordance with the following provisions:

          (a) Each grant shall specify the number of Common Shares to which it pertains.

          (b) Each grant shall specify an Option Price per Common Share, which may be equal to, or greater than, or less than the Market Value per Share on the Date of Grant.

          (c) Each grant shall specify the form of consideration to be paid in satisfaction of the Option Price and the manner of payment of such consideration, which may include (i) cash in the form of currency or check or other cash equivalent acceptable to the Corporation, (ii) nonforfeitable, unrestricted Common Shares, which are already owned by the Optionee, (iii) any other legal consideration that the Committee may deem appropriate, including without limitation any form of consideration authorized under

     Section 4(d) below, on such basis as the Committee may determine in accordance with this Plan and (iv) any combination of the foregoing.

          (d) Any grant of a Nonqualified Option may provide that payment of the Option Price may also be made in whole or in part in the form of Restricted Shares or other Common Shares that are subject to risk of forfeiture or restrictions on transfer. Unless otherwise determined by the Committee on or after the Date of Grant, whenever any Option Price is paid in whole or in part by means of any of the forms of consideration specified in this
     Section 4(d), the Common Shares received by the Optionee upon the exercise of the Nonqualified Option shall be subject to the same risks of forfeiture or restrictions on transfer as those that applied to the consideration surrendered by the Optionee; provided, however, that such risks of forfeiture and restrictions on transfer shall apply only to the same number of Common Shares received by the Optionee as applied to the forfeitable or restricted Common Shares surrendered by the Optionee.

          (e) Any grant may, if there is then a public market for the Common Shares, provide for deferred payment of the Option Price from the proceeds of sale through a broker of some or all of the Common Shares to which the exercise relates.

          (f) Any grant may provide for the automatic grant to the Optionee of Reload Option Rights upon the exercise of Option Rights, including Reload Option Rights, for Common Shares or any other noncash consideration authorized under Sections 4(c) and (d) above; provided, however, that the term of any Reload Option Right shall not extend beyond the term of the Option Right originally exercised.

          (g) Successive grants may be made to the same Optionee regardless of whether any Option Rights previously granted to the Optionee remain unexercised.

          (h) Each grant shall specify the period or periods of continuous employment, or continuous engagement of the consulting services, of the Optionee by the Corporation or any Subsidiary and/or the Management Objectives to be achieved before the Option Rights or installments thereof shall become exercisable, and any grant may provide for the earlier exercise of the Option Rights in the event of a change in control of the Corporation or other similar transaction or event.

          (i) Option Rights granted pursuant to this Section 4 may be Nonqualified Options or Tax-qualified Options or combinations thereof.

          (j) Any grant of an Option Right (other than Incentive Stock Options) may provide for the payment to the Optionee of dividend equivalents thereon in cash or Common Shares on a current, deferred or contingent basis, or the Committee may provide that any dividend equivalents shall be credited against the Option Price.

          (k) No Option Right granted pursuant to this Section 4 may be exercised more than 10 years from the Date of Grant.

          (l) Each grant shall be evidenced by an agreement, which shall be executed on behalf of the Corporation by any of the Chairman, the President, a Vice President or a Secretary thereof and delivered to and accepted by the Optionee and shall contain such terms and provisions as the Committee may determine consistent with this Plan.

     5. APPRECIATION RIGHTS. The Committee may also authorize grants to Participants of Appreciation Rights. An Appreciation Right shall be a right of the Participant to receive from the Corporation an amount, which shall be determined by the Committee and shall be expressed as a percentage (not exceeding 100%) of the Spread at the time of the exercise of an Appreciation Right. Any grant of Appreciation Rights under this Plan shall be upon such terms and conditions as the Committee may determine in accordance with the following provisions:

          (a) Any grant may specify that the amount payable upon the exercise of an Appreciation Right may be paid by the Corporation in cash, Common Shares or any combination thereof and may (i) either grant to the Participant or reserve to the Committee the right to elect among those alternatives or
     (ii) preclude
     the right of the Participant to receive and the Corporation to issue Common Shares or other equity securities in lieu of cash.

          (b) Any grant may specify that the amount payable upon the exercise of an Appreciation Right shall not exceed a maximum specified by the Committee on the Date of Grant.

          (c) Any grant may specify (i) a waiting period or periods before Appreciation Rights shall become exercisable, (ii) permissible dates or periods on or during which Appreciation Rights shall be exercisable, and
     (iii) the Management Objectives to be achieved before the Appreciation Right or installments thereof will become exercisable.

          (d) Any grant may specify that an Appreciation Right may be exercised only in the event of a change in control of the Corporation or other similar transaction or event.

          (e) Any grant may provide for the payment to the Participant of dividend equivalents thereon in cash or Common Shares on a current, deferred or contingent basis.

          (f) Each grant shall be evidenced by an agreement, which shall be executed on behalf of the Corporation by any of the Chairman, the President, a Vice President or a Secretary thereof and delivered to and accepted by the Optionee and shall describe the subject Appreciation Rights, identify any related Option Rights, state that the Appreciation Rights are subject to all of the terms and conditions of this Plan and contain such other terms and provisions as the Committee may determine consistent with this Plan.

          (g) Regarding Tandem Appreciation Rights only: Each grant shall provide that a Tandem Appreciation Right may be exercised only (i) at a time when the related Option Right (or any similar right granted under any other plan of the Corporation) is also exercisable and the Spread is positive and (ii) by surrender of the related Option Right (or such other right) for cancellation.

          (h) Regarding Free-standing Appreciation Rights only:

             (i) Each grant shall specify in respect of each Free-standing Appreciation Right a Base Price per Common Share, which shall be equal to or greater than the Market Value per Share on the Date of Grant;

             (ii) Successive grants may be made to the same Participant regardless of whether any Free-standing Appreciation Rights previously granted to the Participant remain unexercised;

             (iii) Each grant shall specify the period or periods of continuous employment, or continuous engagement of the consulting services, of the Participant by the Corporation or any Subsidiary that are necessary before the Free-standing Appreciation Rights or installments thereof shall become exercisable; and any grant may provide for the earlier exercise of the Free-standing Appreciation Rights in the event of a change in control of the Corporation or other similar transaction or event; and

             (iv) No Free-standing Appreciation Right granted under this Plan may be exercised more than 10 years from the Date of Grant.

     6. RESTRICTED SHARES. The Committee may also authorize grants or sales to Participants of Restricted Shares upon such terms and conditions as the Committee may determine in accordance with the following provisions:

          (a) Each grant or sale shall constitute an immediate transfer of the ownership of Common Shares to the Participant in consideration of the performance of services, entitling such Participant to dividend, voting and other ownership rights, subject to the substantial risk of forfeiture and restrictions on transfer hereinafter referred to.

          (b) Each grant or sale may be made without additional consideration from the Participant or in consideration of a payment by the Participant that is less than the Market Value per Share on the Date of Grant.

          (c) Each grant or sale shall provide that the Restricted Shares covered thereby shall be subject to a "substantial risk of forfeiture" within the meaning of Section 83 of the Code for a period to be determined by the Committee on the Date of Grant, and any grant or sale may provide for the earlier termination of such period in the event of a change in control of the Corporation or other similar transaction or event.

          (d) Each grant or sale shall provide that, during the period for which such substantial risk of forfeiture is to continue, the transferability of the Restricted Shares shall be prohibited or restricted in the manner and to the extent prescribed by the Committee on the Date of Grant. Such restrictions may include without limitation rights of repurchase or first refusal in the Corporation or provisions subjecting the Restricted Shares to a continuing substantial risk of forfeiture in the hands of any transferee.

          (e) Any grant of Restricted Shares may specify Management Objectives that, if achieved, will result in termination or early termination of the restrictions applicable to such shares. Each grant may specify in respect of such Management Objectives a minimum acceptable level of achievement and may set forth a formula for determining the number of Restricted Shares on which restrictions will terminate if performance is at or above the minimum level, but falls short of full achievement of the specified Management Objectives.

          (f) Any grant or sale may require that any or all dividends or other distributions paid on the Restricted Shares during the period of such restrictions be automatically sequestered and reinvested on an immediate or deferred basis in additional Common Shares, which may be subject to the same restrictions as the underlying award or such other restrictions as the Committee may determine.

          (g) Each grant or sale shall be evidenced by an agreement, which shall be executed on behalf of the Corporation by an officer thereof and delivered to and accepted by the Participant and shall contain such terms and provisions as the Committee may determine consistent with this Plan. Unless otherwise directed by the Committee, all certificates representing Restricted Shares, together with a stock power that shall be endorsed in blank by the Participant with respect to the Restricted Shares, shall be held in custody by the Corporation until all restrictions thereon lapse.

     7. DEFERRED SHARES. The Committee may also authorize grants or sales of Deferred Shares to Participants upon such terms and conditions as the Committee may determine in accordance with the following provisions:

          (a) Each grant or sale shall constitute the agreement by the Corporation to issue or transfer Common Shares to the Participant in the future in consideration of the performance of services, subject to the fulfillment during the Deferral Period of such conditions as the Committee may specify.

          (b) Each grant or sale may be made without additional consideration from the Participant or in consideration of a payment by the Participant that is less than the Market Value per Share on the Date of Grant.

          (c) Each grant or sale shall provide that the Deferred Shares covered thereby shall be subject to a Deferral Period, which shall be fixed by the Committee on the Date of Grant, and any grant or sale may provide for the earlier termination of the Deferral Period in the event of a change in control of the Corporation or other similar transaction or event.

          (d) During the Deferral Period, the Participant shall not have any right to transfer any rights under the subject award, shall not have any rights of ownership in the Deferred Shares and shall not have any right to vote the Deferred Shares, but the Committee may on or after the Date of Grant authorize the payment of dividend equivalents on the Deferred Shares in cash or additional Common Shares on a current, deferred or contingent basis.

          (e) Each grant or sale shall be evidenced by an agreement, which shall be executed on behalf of the Corporation by any officer thereof and delivered to and accepted by the Participant and shall contain such terms and provisions as the Committee may determine consistent with this Plan.

     8. PERFORMANCE SHARES AND PERFORMANCE UNITS. The Committee may also authorize grants of Performance Shares and Performance Units, which shall become payable to the Participant upon the achievement of specified Management Objectives, upon such terms and conditions as the Committee may determine in accordance with the following provisions:

          (a) Each grant shall specify the number of Performance Shares or Performance Units to which it pertains, which may be subject to adjustment to reflect changes in compensation or other factors.

          (b) The Performance Period with respect to each Performance Share or Performance Unit shall be determined by the Committee on the Date of Grant and may be subject to earlier termination in the event of a change in control of the Corporation or other similar transaction or event.

          (c) Any grant of Performance Shares or Performance Units shall specify Management Objectives that, if achieved, will result in payment or early payment of the award, and each grant may specify in respect of such Management Objectives a minimum acceptable level of achievement and may set forth a formula for determining the number of Performance Shares or Performance Units that will be earned if performance is at or above the minimum level, but falls short of full achievement of the specified Management Objectives. The grant of Performance shares or Performance Units shall specify that, before the Performance Shares or Performance Units shall be earned and paid, the Committee must certify that the Management Objectives have been satisfied.

          (d) Each grant shall specify in respect of the specified Management Objectives a minimum acceptable level of achievement below which no payment will be made and shall set forth a formula for determining the amount of any payment to be made if performance is at or above the minimum acceptable level but falls short of full achievement of the specified Management Objectives.

          (e) Each grant shall specify the time and manner of payment of Performance Shares or Performance Units that shall have been earned, and any grant may specify that any such amount may be paid by the Corporation in cash, Common Shares or any combination thereof and may either grant to the Participant or reserve to the Committee the right to elect among those alternatives.

          (f) Any grant of Performance Shares may specify that the amount payable with respect thereto may not exceed a maximum specified by the Committee on the Date of Grant. Any grant of Performance Units may specify that the amount payable, or the number of Common Shares issued, with respect thereto may not exceed maximums specified by the Committee on the Date of Grant.

          (g) On or after the Date of Grant of Performance Shares, the Committee may provide for the payment to the Participant of dividend equivalents thereon in cash or additional Common Shares on a current, deferred or contingent basis.

          (h) The Committee may adjust Management Objectives and the related minimum acceptable level of achievement if, in the sole judgment of the Committee, events or transactions have occurred after the Date of Grant that are unrelated to the performance of the Participant and result in distortion of the Management Objectives or the related minimum acceptable level of achievement.

          (i) Each grant shall be evidence by an agreement, which shall be executed on behalf of the Corporation by any officer thereof and delivered to and accepted by the Participant and shall contain such terms and provisions as the Committee may determine consistent with this Plan.

     9. TRANSFERABILITY. (a) Except as otherwise determined by the Committee,
(i) no Option Right, Appreciation Right or other derivative security (as that term is used in Rule 16b-3) granted under this Plan may be transferred by a Participant except by will or the laws of descent and distribution, and (ii) Option Rights and Appreciation Rights granted under this Plan may not be exercised during a Participant's lifetime except by the Participant or by his or her guardian or legal representative.

     (b) Any grant made under this Plan may provide that all or any part of the Common Shares that are to be issued or transferred by the Corporation upon the exercise of Option Rights or Appreciation Rights or upon the termination of the Deferral Period applicable to Deferred Shares or in payment of Performance Shares or

Performance Units, or are no longer subject to the substantial risk of forfeiture and restrictions on transfer referred to in Section 6 of this Plan, shall be subject to further restrictions upon transfer.

     10. ADJUSTMENTS. (a) The Committee may make or provide for such adjustments in the number of Common Shares covered by outstanding Option Rights, Appreciation Rights, Deferred Shares and Performance Shares granted hereunder, the Option Prices per Common Share or Base Prices per Common Share applicable to any such Option Rights and Appreciation Rights, and the kind of shares (including shares of another issuer) covered thereby, as the Committee may in good faith determine to be equitably required in order to prevent dilution or expansion of the rights of Participants that otherwise would result from (i) any stock dividend, stock split, combination of shares, recapitalization or similar change in the capital structure of the Corporation or (ii) any merger, consolidation, spin-off, spin-out, split-off, split-up, reorganization, partial or complete liquidation or other distribution of assets, issuance of warrants or other rights to purchase securities or any other corporate transaction or event having an effect similar to any of the foregoing. In the event of any such transaction or event, the Committee may provide in substitution for any or all outstanding awards under this Plan such alternative consideration as it may in good faith determine to be equitable under the circumstances and may require in connection therewith the surrender of all awards so replaced. Moreover, the Committee may on or after the Date of Grant provide in the agreement evidencing any award under this Plan that the holder of the award may elect to receive an equivalent award in respect of securities of the surviving entity of any merger, consolidation or other transaction or event having a similar effect, or the Committee may provide that the holder will automatically be entitled to receive such an equivalent award. The Committee may also make or provide for such adjustments in the maximum numbers of Common Shares specified in Section 3 of this Plan as the Committee may in good faith determine to be appropriate in order to reflect any transaction or event described in this Section 10.

     (b) If another corporation is merged into the Corporation or the Corporation otherwise acquires another corporation, the Committee may elect to assume under this Plan any or all outstanding stock options or other awards granted by such corporation under any stock option or other plan adopted by it prior to such acquisition. Such assumptions shall be on such terms and conditions as the Committee may determine; provided, however, that the awards as so assumed do not contain any terms, conditions or rights that are inconsistent with the terms of this Plan. Unless otherwise determined by the Committee, such awards shall not be taken into account for purposes of the limitations contained in Section 3 of this Plan.

     11. FRACTIONAL SHARES. The Corporation shall not be required to issue any fractional Common Shares pursuant to this Plan. The Committee may provide for the elimination of fractions or for the settlement thereof in cash.

     12. WITHHOLDING TAXES. To the extent that the Corporation is required to withhold federal, state, local or foreign taxes in connection with any payment made or benefit realized by a Participant or other person under this Plan, and the amounts available to the Corporation for the withholding are insufficient, it shall be a condition to the receipt of any such payment or the realization of any such benefit that the Participant or such other person make arrangements satisfactory to the Corporation for payment of the balance of any taxes required to be withheld. At the discretion of the Committee, any such arrangements may without limitation include voluntary or mandatory relinquishment of a portion of any such payment or benefit or the surrender of outstanding Common Shares. The Corporation and any Participant or such other person may also make similar arrangements with respect to the payment of any taxes with respect to which withholding is not required.

     13. CERTAIN TERMINATIONS OF EMPLOYMENT OR CONSULTING SERVICES, HARDSHIP, AND APPROVED LEAVES OF ABSENCE. Notwithstanding any other provision of this Plan to the contrary, in the event of termination of employment or consulting services by reason of death, disability, normal retirement, early retirement with the consent of the Corporation, termination of employment or consulting services to enter public or military service with the consent of the Corporation or leave of absence approved by the Corporation, or in the event of hardship or other special circumstances, of a Participant who holds an Option Right or Appreciation Right that is not immediately and fully exercisable, any Restricted Shares as to which the substantial risk of forfeiture or the prohibition or restriction on transfer has not lapsed, any Deferred Shares as to which the

Deferral Period is not complete, any Performance Shares or Performance Units that have not been fully earned, or any Common Shares that are subject to any transfer restriction pursuant to Section 9(b) of this Plan, the Committee may take any action that it deems to be equitable under the circumstances or in the best interests of the Corporation, including without limitation waiving or modifying any limitation or requirement with respect to any award under this Plan.

     14. ADMINISTRATION OF THE PLAN. (a) Unless the administration of the Plan has been expressly assumed by the Board pursuant to a resolution of the Board, this Plan shall be administered by the Compensation Committee of the Board (or a subcommittee thereof), which shall be composed of not less than two members of the Board. All of the members of the Committee (or a subcommittee thereof) are intended at all times to qualify as "outside directors" within the meaning of
Section 162(m) of the Code, and as "non-employee directors" within the meaning of Rule 16b-3, but the failure of a member of such Committee or subcommittee to so qualify shall not be deemed to invalidate any award granted by such Committee or subcommittee. A majority of the Committee (or subcommittee) shall constitute a quorum, and the acts of the members of the Committee (or subcommittee) who are present at any meeting thereof at which a quorum is present, or acts unanimously approved in writing, shall be the acts of the Committee.

     (b) The Committee has the full authority and discretion to administer the Plan and to take any action that is necessary or advisable in connection with the administration of the Plan, including without limitation the authority and discretion to interpret and construe any provision of the Plan or of any agreement, notification or document evidencing the grant of an award under the Plan. The interpretation and construction by the Committee of any provision of this Plan or any agreement, notification or document evidencing the grant of Option Rights, Appreciation Rights, Restricted Shares, Deferred Shares, Performance Shares or Performance Units, and any determination by the Committee pursuant to any provision of this Plan or any such agreement, notification or document, shall be final and conclusive. No member of the Committee shall be liable for any such action taken or determination made in good faith.

     15. AMENDMENTS AND OTHER MATTERS. (a) The Board may terminate the Plan at any time, and may at any time and from time to time amend the Plan in whole or in part; provided, however, that any amendment which must be approved by the shareholders of the Company in order to comply with applicable law or the rules of the New York Stock Exchange or, if the Common Shares are not traded on the New York Stock Exchange, the principal national securities exchange upon which the Common Shares are traded or quoted, shall not be effective unless and until such approval has been obtained. Presentation of this Plan or any amendment hereof for shareholder approval shall not be construed to limit the Company's authority to offer similar or dissimilar benefits under other plans without shareholder approval.

     (b) With the concurrence of the affected Participant, the Committee may cancel any agreement evidencing Option Rights or any other award granted under this Plan. In the event of any such cancellation, the Committee may authorize the granting of new Option Rights or other awards hereunder, which may or may not cover the same number of Common Shares as had been covered by the cancelled Option Rights or other award, at such Option Price, in such manner and subject to such other terms, conditions and discretion as would have been permitted under this Plan had the cancelled Option Rights or other award not been granted.

     (c) The Board may permit Participants to elect to defer the issuance of Common Shares or the settlement of awards in cash under the Plan pursuant to such rules, procedures or programs as it may establish for purposes of this Plan. The Board also may provide that deferred issuances and settlements include the payment or crediting of dividend equivalents or interest on the deferral amounts.

     (d) The Committee may condition the grant of any award or combination of awards authorized under this Plan on the surrender or deferral by the Participant of his or her right to receive a cash bonus or other compensation otherwise payable by the Corporation or a Subsidiary to the Participant.

     (e) This Plan shall not confer upon any Participant any right with respect to continuance of employment or other service with the Corporation or any Subsidiary and shall not interfere in any way with any right that the Corporation or any Subsidiary would otherwise have to terminate any Participant's employment or other service at any time.

     (f) To the extent that any provision of this Plan would prevent any Option Right that was intended to qualify as a Tax-qualified Option from so qualifying, any such provision shall be null and void with respect to any such Option Right; provided, however, that any such provision shall remain in effect with respect to other Option Rights, and there shall be no further effect on any provision of this Plan.

                                                                         ANNEX F

                         BRISTOL HOTELS & RESORTS, INC.

                    NON-EMPLOYEE DIRECTORS STOCK OPTION PLAN

     1. PURPOSES. The purposes of this Plan are to encourage outside directors of Bristol Hotels & Resorts, Inc. (the "Company") to own shares of the Company's stock and thereby to align their interests more closely with the interests of the other stockholders of the Company, to encourage the highest level of director performance by providing such directors with a direct interest in the Company's attainment of its financial goals, and to provide financial incentives that will help attract and retain the most qualified outside directors.

     2. DEFINITIONS. As used in this Plan:

     "ANNUAL OPTION" means an Option Right granted to an Eligible Director pursuant to Section 5 of this Plan.

     "BOARD" means the Board of Directors of the Company.

     "CODE" means the Internal Revenue Code of 1986, as amended from time to time.

     "COMMITTEE" means a committee of the Board which shall be composed of not less than two Directors and which is described in Section 9 of this Plan and, to the extent the administration of the Plan has been assumed by the Board pursuant to Section 9, the Board.

     "COMMON SHARES" means (i) shares of the Common Stock, $.01 par value, of the Company and (ii) any security into which Common Shares may be converted by reason of any transaction or event of the type referred to in Section 7 of this Plan.

     "DATE OF GRANT" means the date on which an Initial Option or an Annual Option is granted as provided in Sections 4(a) and 5(a), respectively.

     "DIRECTOR" means a member of the Board.

     "DISABILITY" means the inability to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months. An Optionee shall not be considered to be subject to a Disability until he or she furnishes a certification from a practicing physician in good standing to the effect that such Optionee meets the criteria described in this definition.

     "EFFECTIVE DATE" means the date the spin-off of the Company from its parent, Bristol Hotel Company, is effective.

     "ELIGIBLE DIRECTOR" means a Director who does not beneficially own (within the meaning of Rule 13d-3 or any successor rule or regulation promulgated under the Exchange Act) 9% or more of the outstanding Common Shares and who is not an employee of the Company or any person or entity which beneficially owns 9% or more of the outstanding Common Shares or an affiliate thereof. For purposes of this Plan, an employee is an individual whose wages are subject to the withholding of federal income tax under Sections 3401 and 3402 of the Code.

     "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended from time to time.

     "FIRST ANNUAL MEETING" means the first annual meeting of stockholders of the Company following the Date of Grant of an Option Right.

     "INITIAL OPTION" means an Option Right granted to an Eligible Director pursuant to Section 4 of this Plan.

     "MARKET VALUE" as of a given date means the greater of (i) the stated par value of the Common Shares or (ii) the closing sale price of the Common Shares as reported on the Composite Tape of the New York Stock Exchange (the "NYSE") on such date. If there are no Common Share transactions on such date, the

Market Value per Share shall be determined as of the immediately preceding date on which there were Common Share transactions.

     "OPTIONEE" means a Director who has been granted an Option Right under the Plan.

     "OPTION PRICE" means the purchase price payable upon the exercise of an Option Right.

     "OPTION RIGHT" means the right to purchase Common Shares from the Company upon the exercise of an Initial Option or an Annual Option granted pursuant to this Plan. Option Rights may be evidenced by written agreements, notifications or other documents containing terms and conditions not inconsistent with this Plan.

     "PLAN" means the Bristol Hotels & Resorts Stock Option Plan for Non-Employee Directors, as the same may be amended from time to time.

     "RULE 16B-3" means Rule 16b-3 or any successor rule to the same effect, as promulgated and amended from time to time by the Securities and Exchange Commission under the Exchange Act.

     "TERMINATION OF SERVICE" means the time at which the Optionee ceases to serve as a Director for any reason, with or without cause, which includes termination by resignation, removal, death or retirement.

     3. SHARES AVAILABLE UNDER THE PLAN. (a) Subject to Sections 3(b) and 7 of this Plan, the number of Common Shares issued upon exercise of Option Rights, plus the number of Common Shares covered by outstanding Option Rights, shall not in the aggregate exceed 500,000 Common Shares, which may be Common Shares of original issuance or Common Shares held in treasury or a combination thereof. In connection with the issuance of Common Shares pursuant to the Plan, the Company may repurchase Common Shares in the open market or otherwise.

     (b) For the purposes of this Section 3, Common Shares subject to an Option Right that has been cancelled or terminated prior to exercise shall again be available for the grant of Option Rights to the extent of such cancellation or termination.

     4. INITIAL OPTIONS. (a) With respect to each person who first becomes an Eligible Director of the Company after the Effective Date of this Plan, an option to purchase 25,000 Common Shares shall be automatically granted to such Eligible Director as of the date such person first becomes an Eligible Director.

     (b) (i) Subject to subsection (ii) of this Section 4(b) and Section 13 of this Plan, each Initial Option, until terminated as provided in Section 6(c), shall become exercisable to the extent of 34% of the Common Shares subject thereto after the Optionee has continuously served as a Director through the date of the First Annual Meeting, and to the extent of an additional 33% of the Common Shares subject to the Initial Option after the Optionee has continuously served as a Director through the date of the annual stockholders' meeting immediately succeeding the First Annual Meeting and to the extent of an additional 33% of the Common Shares subject to the Initial Option after the Optionee has continuously served as a Director through the date of the second annual stockholders' meeting succeeding the First Annual meeting.

     (ii) If an Optionee ceases to be a Director by reason of death or Disability, all Initial Options held by such Optionee that would have otherwise become exercisable had such Director continuously served as a Director through the date of the Company's annual meeting of stockholders immediately following such death or Disability shall, notwithstanding subsection (i) of this Section 4(b), become immediately exercisable in full.

     5. ANNUAL OPTIONS. (a) On the date of each annual meeting of the Company's stockholders (beginning with the annual meeting of stockholders in 1999), an option to purchase 25,000 Common Shares shall be automatically granted as such date to each Eligible Director who is elected a Director at such meeting or whose term of office as a Director continues after such meeting.

     (b) (i) Subject to subsection (ii) of this Section 5(b) and Section 13 of this Plan, each Annual Option, until terminated as provided in Section 6(c), shall become exercisable to the extent of 100% of the Common Shares subject thereto after the Optionee has continuously served as a Director until the date of the First Annual Meeting.

     (ii) If an Optionee ceases to be a Director by reason of death or Disability, all Annual Options held by such Optionee shall, notwithstanding subsection (i) of this Section 5(b), become immediately exercisable in full.

     6. TERMS OF OPTION RIGHTS.

     (a) The Option Price per share of each Option Right shall be equal to the Market Value per Common Share on the Date of Grant.

     (b) To the extent exercisable, each Option Right shall be exercisable in whole or in part from time to time by written notice to the Company at its principal executive office specifying the number of Common Shares with respect to which the Option Right is being exercised and payment of the Option Price for such Common Shares in accordance with Section 6(d) of the Plan.

     (c) Each Option Right shall terminate on the earliest to occur of the following dates:

          (i) Three months following the effective date of the Optionee's Termination of Service, if such Termination of Service results other than from the Optionee's death or Disability;

          (ii) One year following the effective date of the Optionee's Termination of Service, if such Termination of Service results from the Optionee's death or Disability; or

          (iii) Five years from the Date of Grant.

     (d) The Option Price shall be payable (a) in cash or by check acceptable to the Company, (b) by transfer to the Company of Common Shares which have been owned by the Optionee for more than six months prior to the date of exercise and which have a Market Value on the date of exercise equal to the Option Price, or
(c) by a combination of such methods of payment. The requirement of payment in cash shall be deemed satisfied if the Optionee shall have made arrangements satisfactory to the Company with a broker who is a member of the National Association of Securities Dealers, Inc. to sell on the exercise date a sufficient number of Common Shares being purchased so that the net proceeds of the sale transaction will at least equal the Option Price of the Common Shares being purchased, and pursuant to which the broker undertakes to deliver the full Option Price of the Common Shares being purchased to the Company not later than the date on which the sale transaction will settle in the ordinary course of business.

     (e) No Optionee shall have any rights as a stockholder with respect to Common Shares subject to an Option Right until a certificate or certificates representing such Common Shares has been issued.

     (f) Except as otherwise determined by the Committee no Option Right shall be transferable other than by will or the laws of descent and distribution. Except as otherwise determined by the Committee, during an Optionee's lifetime, Option Rights held by such Optionee shall be exercisable only by the Optionee or, in the event of the Optionee's incapacity, including incapacity arising from a Disability, by the Optionee's guardian or legal representative acting in a fiduciary capacity. Any transferee shall be subject to the same terms and conditions hereunder as the Participant.

     (g) Option Rights granted pursuant to this Plan shall be options that are not intended to qualify under any particular provision of the Code.

     7. ADJUSTMENTS. The Committee shall make or provide for such adjustments in the number of Common Shares covered by outstanding Option Rights, the Option Prices per Common Share applicable to any such Option Rights, and the kind of shares (including shares of another issuer) covered thereby, as the Committee shall in good faith determine to be equitably required in order to prevent dilution or expansion of the rights of Optionees that otherwise would result from (a) any stock dividend, stock split, combination of shares, recapitalization or other change in the capital structure of the Company, or (b) any merger, consolidation, spin-off, spin-out, split-off, split-up, reorganization, partial or complete liquidation or other distribution of assets, issuance of warrants or other rights to purchase securities or any other corporate transaction or event having an effect similar to any of the foregoing. The Committee shall also make or provide for such adjustments in the maximum number of Common Shares specified in Section 3(a) of this Plan and the number of Common Shares specified in Sections 4(a) and 5(a) of this Plan as the Committee may in good faith determine to be appropriate in order to reflect any transaction or event described in this Section 7.

     8. FRACTIONAL SHARES. The Company shall not be required to issue any fractional Common Shares pursuant to this Plan. Whenever under the terms of this Plan a fractional Common Share would otherwise be required to be issued, an amount in lieu thereof shall be paid in cash based upon the Market Value of such fractional Common Share.

     9. ADMINISTRATION OF THE PLAN. Unless the administration of the Plan has been expressly assumed by the Board pursuant to a resolution of the Board, the Plan shall be administered by the Committee. The Committee has the full authority and discretion to administer the Plan and to take any action that is necessary or advisable in connection with the administration of the Plan, including without limitation the authority and discretion to interpret and construe any provision of the Plan or of any agreement, notification or document evidencing the grant of an Option Right. The interpretation and construction by the Committee of any provision of this Plan or any agreement, notification or document evidencing the grant of Option Rights, and any determination by the Committee pursuant to any provision of this Plan or any such agreement, notification or document, shall be final and conclusive. No member of the Committee shall be liable for any such action taken or determination made in good faith.

     10. AMENDMENTS AND OTHER MATTERS. This Plan may be terminated, and from time to time amended, by the Board; provided, however, that any amendment which must be approved by the shareholders of the Company in order to comply with applicable law or the rules of the New York Stock Exchange or, if the Common Shares are not traded on the New York Stock Exchange, the principal national securities exchange upon which the Common Shares are traded or quoted, shall not be effective unless and until such approval has been obtained. Presentation of this Plan or any amendment hereof for shareholder approval shall not be construed to limit the Company's authority to offer similar or dissimilar benefits under other plans without shareholder approval. No amendment or termination of the Plan shall adversely affect any outstanding Option Right without the consent of the Optionee.

     11. NO ADDITIONAL RIGHTS. Nothing contained in this Plan or in any award granted under this Plan shall interfere with or limit in any way the right of the stockholders of the Company to remove any Director from the Board pursuant to state law or the Certificate of Incorporation or Bylaws of the Company, nor confer upon any Director any right to continue in the service of the Company.

     12. SECURITIES LAW MATTERS. (a) The Company may require any Optionee, as a condition of receiving Option Rights, to give written assurances in substance and form satisfactory to the Company and its counsel to the effect that such person is acquiring the Common Shares subject to the Option Rights for his own account for investment and not with any present intention of selling or otherwise distributing the same, and to such other effects as the Company deems necessary or appropriate in order to comply with federal and applicable state securities laws.

     (b) Each award of Option Rights shall be subject to the requirement that, if at any time counsel to the Company shall determine that the listing, registration or qualification of the Common Shares subject to such Option Rights upon any securities exchange or under any state or federal law, or the consent or approval of any governmental or regulatory body, is necessary as a condition of, or in connection with, the issuance of shares thereunder, such grant of Option Rights may not be accepted or exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to such counsel. Nothing herein shall be deemed to require the Company to apply for or to obtain such listing, registration or qualification.

     (c) To the extent necessary for the grant of an Option Right, its exercise or the sale of Common Shares acquired thereunder to be exempt from Section 16(b) of the Exchange Act, such Option Right shall be held six months from the Date of Grant, or at least six months shall elapse from the Date of Grant to the date of disposition of the Common Shares acquired upon exercise of such Option Right.

     13. TERMINATION OF THE PLAN. No further Option Rights shall be granted under this Plan after the passage of ten years from the Effective Date.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


     (a) Exhibits


        EXHIBIT
         NUMBER                             DESCRIPTION OF EXHIBIT
        -------                             ----------------------
          2.1            -- Agreement and Plan of Merger dated March 23, 1998 between
                            Bristol Hotel Company and Registrant (included as Annex A
                            to the Joint Proxy Statement/ Prospectus).
          3.1            -- Articles of Amendment and Restatement dated June 22,
                            1995, amending and restating the Charter of Registrant,
                            as amended or supplemented by Articles of Merger dated
                            June 23, 1995, Articles Supplementary dated April 30,
                            1996, Articles of Amendment dated August 8, 1996,
                            Articles of Amendment dated June 16, 1997 and Articles of
                            Amendment dated October 30, 1997 (filed as Exhibit 3.1 to
                            the Registrant's Form 10-K for the year ended December
                            31, 1997 (the "1997 Form 10-K") and incorporated herein
                            by reference).
          3.2            -- Bylaws of the Registrant, as amended (filed as Exhibit
                            3.2 to the Registrant's Registration Statement on Form
                            S-11 (File No. 33-98332) (the "December 1995 Registration
                            Statement") and incorporated herein by reference).
          4.1            -- Form of Share Certificate for Common Stock (filed as
                            Exhibit 4.1 to the Registrant's Form 10-Q for the quarter
                            ended June 30, 1996 (the "1996 Second Quarter 10-Q) and
                            incorporated herein by reference).
          4.2            -- Indenture dated as of April 22, 1996 by and between the
                            Registrant and Sun Trust Bank, Atlanta, Georgia, as
                            Trustee (filed as Exhibit 4.2 to the Registrant's Form
                            8-K dated May 1, 1996 (the "1996 Form 8-K") and
                            incorporated herein by reference).
          4.3            -- Indenture dated as of October 1, 1997 by and among FelCor
                            Suites Limited Partnership, the Registrant, the
                            Subsidiary Guarantors named therein and Sun Trust Bank,
                            Atlanta, Georgia, as Trustee (filed as Exhibit 4.1 to the
                            Registration Statement on Form S-4 (File No. 333-39595)
                            filed by the Registrant and the other co-registrants
                            named therein (the "1997 Form S-4") and incorporated
                            herein by reference).
          4.4            -- Form of Share Certificate for $1.95 Series A Cumulative
                            Convertible Preferred Stock (filed as Exhibit 4.4 to the
                            1996 Form 8-K and incorporated herein by reference).
          4.5            -- Form of Share Certificate for 9% Series B Cumulative
                            Redeemable Preferred Stock (filed as Exhibit 4.5 to the
                            Form 8-K dated May 7, 1998 (the "1998 Form 8-K") and
                            incorporated herein by reference).
          4.6            -- Deposit Agreement dated April 30, 1998, between the
                            Registrant and SunTrust Bank, Atlanta, as preferred share
                            depositary (filed as Exhibit 4.6 to the 1998 Form 8-K and
                            incorporated herein by reference).
          4.7            -- Form of Depositary Receipt evidencing Depositary Shares for the Series B Preferred Stock (filed as Exhibit 4.7 to
                            the 1998 Form 8-K and incorporated herein by reference).
          5.1**          -- Opinion of Jenkens & Gilchrist, a Professional
                            Corporation.
          5.2**          -- Opinion of Miles & Stockbridge P.C.

        EXHIBIT
         NUMBER                             DESCRIPTION OF EXHIBIT
        -------                             ----------------------
          8.1            -- Opinion of Hunton & Williams as to tax matters.
          8.2            -- Opinion of Jenkens & Gilchrist, a Professional
                            Corporation as to tax matters.
          8.3            -- Opinions of Jones, Day, Reavis & Pogue as to tax matters.
         23.1            -- Consent of Jenkens & Gilchrist, a Professional
                            Corporation (included in Exhibit 5.1).
         23.2            -- Consent of Miles & Stockbridge P.C. (included in Exhibit
                            5.2).
         23.3            -- Consent of Hunton & Williams (included in Exhibit 8.1).
         23.4            -- Consent of Jones, Day, Reavis & Pogue (included in
                            Exhibit 8.3).
         23.5            -- Consent of Coopers & Lybrand L.L.P.
         23.6            -- Consent of Arthur Andersen LLP.
         23.7            -- Consent of Price Waterhouse LLP.
         23.8*           -- Consent of Merrill Lynch.
         23.9*           -- Consent of BT Wolfensohn.
         24.1*           -- Power of Attorney (included on signature page).
         99.1            -- Form of Proxy Card for FelCor.
         99.2            -- Form of Proxy Card for Bristol.
         99.3*           -- Consent of Donald J. McNamara.
         99.4*           -- Consent of Richard C. North.
         99.5*           -- Consent of Robert L. Lutz, Jr.
         99.6*           -- Consent of Michael D. Rose.
         99.7*           -- Voting and Cooperation Agreement dated as of March 23,
                            1998 among Registrant, Bristol Hotel Company, Bass
                            America Inc., Holiday Corporation and United/Harvey
                            Holdings, L.P.
         99.8            -- Spin-Off Agreement dated as of March 23, 1998 among
                            Bristol Hotel Company, Bristol Hotel Management
                            Corporation and Bristol Hotel & Resorts, Inc., as agreed
                            to by Registrant.
         99.9*           -- Form of Stockholders' and Registration Rights Agreement.
         99.10           -- Form of Master Hotel Agreement and Lease Agreement.


---------------


  * Previously filed.



 ** To be filed by amendment.


     (b) Financial Statement Schedules. None

     (c) Report, Opinion or Appraisal: The fairness opinions of Merrill Lynch, Pierce, Fenner & Smith Incorporated and BT Wolfensohn are included in the Joint Proxy Statement/Prospectus.

ITEM 22. UNDERTAKINGS

     The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, as amended, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     The Registrant undertakes that every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned Registrant hereby undertakes:


          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933; (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.


          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

     The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas on May 29, 1998.


                                        FELCOR SUITE HOTELS, INC.


                                        By:     /s/ LAWRENCE D. ROBINSON

                                           -------------------------------------

                                                   Lawrence D. Robinson


                                             Senior Vice President and General
                                                          Counsel



     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.



                      SIGNATURE                                      TITLE                        DATE
                      ---------                                      -----                        ----

                                                       Chairman of the Board and Director
-----------------------------------------------------
                  Hervey A. Feldman

                          *                            President and Director (Chief          May 29, 1998
-----------------------------------------------------    Executive Officer)
               Thomas J. Corcoran, Jr.

               /s/ RANDALL L. CHURCHEY                 Senior Vice President (Chief           May 29, 1998
-----------------------------------------------------    Financial Officer)
                 Randall L. Churchey

                /s/ LESTER C. JOHNSON                  Vice President and Controller          May 29, 1998
-----------------------------------------------------    (Principal Accounting Officer)
                  Lester C. Johnson

                          *                            Director                               May 29, 1998
-----------------------------------------------------
                 Richard S. Ellwood

                          *                            Director                               May 29, 1998
-----------------------------------------------------
                 Richard O. Jacobson

                          *                            Director                               May 29, 1998
-----------------------------------------------------
              Charles A. Ledsinger, Jr.

                          *                            Director                               May 29, 1998
-----------------------------------------------------
                Charles N. Mathewson

                          *                            Director                               May 29, 1998
-----------------------------------------------------
                 Thomas A. McChristy



*By:   /s/ RANDALL L. CHURCHEY


     -------------------------------

           Randall L. Churchey


            Attorney-in-Fact

                               INDEX TO EXHIBITS


        EXHIBIT
         NUMBER                             DESCRIPTION OF EXHIBIT
        -------                             ----------------------
          2.1            -- Agreement and Plan of Merger dated March 23, 1998 between
                            Bristol Hotel Company and Registrant (included as Annex A
                            to the Joint Proxy Statement/ Prospectus).
          3.1            -- Articles of Amendment and Restatement dated June 22,
                            1995, amending and restating the Charter of Registrant,
                            as amended or supplemented by Articles of Merger dated
                            June 23, 1995, Articles Supplementary dated April 30,
                            1996, Articles of Amendment dated August 8, 1996,
                            Articles of Amendment dated June 16, 1997 and Articles of
                            Amendment dated October 30, 1997 (filed as Exhibit 3.1 to
                            the Registrant's Form 10-K for the year ended December
                            31, 1997 (the "1997 Form 10-K") and incorporated herein
                            by reference).
          3.2            -- Bylaws of the Registrant, as amended (filed as Exhibit
                            3.2 to the Registrant's Registration Statement on Form
                            S-11 (File No. 33-98332) (the "December 1995 Registration
                            Statement") and incorporated herein by reference).
          4.1            -- Form of Share Certificate for Common Stock (filed as
                            Exhibit 4.1 to the Registrant's Form 10-Q for the quarter
                            ended June 30, 1996 (the "1996 Second Quarter 10-Q) and
                            incorporated herein by reference).
          4.2            -- Indenture dated as of April 22, 1996 by and between the
                            Registrant and Sun Trust Bank, Atlanta, Georgia, as
                            Trustee (filed as Exhibit 4.2 to the Registrant's Form
                            8-K dated May 1, 1996 (the "1996 Form 8-K") and
                            incorporated herein by reference).
          4.3            -- Indenture dated as of October 1, 1997 by and among FelCor
                            Suites Limited Partnership, the Registrant, the
                            Subsidiary Guarantors named therein and Sun Trust Bank,
                            Atlanta, Georgia, as Trustee (filed as Exhibit 4.1 to the
                            Registration Statement on Form S-4 (File No. 333-39595)
                            filed by the Registrant and the other co-registrants
                            named therein (the "1997 Form S-4") and incorporated
                            herein by reference).
          4.4            -- Form of Share Certificate for $1.95 Series A Cumulative
                            Convertible Preferred Stock (filed as Exhibit 4.4 to the
                            1996 Form 8-K and incorporated herein by reference).
          4.5            -- Form of Share Certificate for 9% Series B Cumulative
                            Redeemable Preferred Stock (filed as Exhibit 4.5 to the
                            Form 8-K dated May 7, 1998 (the "1998 Form 8-K") and
                            incorporated herein by reference).
          4.6            -- Deposit Agreement dated April 30, 1998, between the
                            Registrant and SunTrust Bank, Atlanta, as preferred share
                            depositary (filed as Exhibit 4.6 to the 1998 Form 8-K and
                            incorporated herein by reference).
          4.7            -- Form of Depositary Receipt evidencing Depositary Shares for the Series B Preferred Stock (filed as Exhibit 4.7 to
                            the 1998 Form 8-K and incorporated herein by reference).
          5.1**          -- Opinion of Jenkens & Gilchrist, a Professional
                            Corporation.
          5.2**          -- Opinion of Miles & Stockbridge P.C.
          8.1            -- Opinion of Hunton & Williams as to tax matters.
          8.2            -- Opinion of Jenkens & Gilchrist, a Professional
                            Corporation as to tax matters.
          8.3            -- Opinions of Jones, Day, Reavis & Pogue as to tax matters.

        EXHIBIT
         NUMBER                             DESCRIPTION OF EXHIBIT
        -------                             ----------------------
         23.1            -- Consent of Jenkens & Gilchrist, a Professional
                            Corporation (included in Exhibit 5.1).
         23.2            -- Consent of Miles & Stockbridge P.C. (included in Exhibit
                            5.2).
         23.3            -- Consent of Hunton & Williams (included in Exhibit 8.1).
         23.4            -- Consent of Jones, Day, Reavis & Pogue (included in
                            Exhibit 8.3).
         23.5            -- Consent of Coopers & Lybrand L.L.P.
         23.6            -- Consent of Arthur Andersen LLP.
         23.7            -- Consent of Price Waterhouse LLP.
         23.8*           -- Consent of Merrill Lynch.
         23.9*           -- Consent of BT Wolfensohn.
         24.1*           -- Power of Attorney (included on signature page).
         99.1            -- Form of Proxy Card for FelCor.
         99.2            -- Form of Proxy Card for Bristol.
         99.3*           -- Consent of Donald J. McNamara.
         99.4*           -- Consent of Richard C. North.
         99.5*           -- Consent of Robert L. Lutz, Jr.
         99.6*           -- Consent of Michael D. Rose.
         99.7*           -- Voting and Cooperation Agreement dated as of March 23,
                            1998 among Registrant, Bristol Hotel Company, Bass
                            America Inc., Holiday Corporation and United/Harvey
                            Holdings, L.P.
         99.8            -- Spin-Off Agreement dated as of March 23, 1998 among
                            Bristol Hotel Company, Bristol Hotel Management
                            Corporation and Bristol Hotel & Resorts, Inc., as agreed
                            to by Registrant.
         99.9*           -- Form of Stockholders' and Registration Rights Agreement.
         99.10           -- Form of Master Hotel Agreement and Lease Agreement.


---------------


 * Previously filed.



** To be filed by amendment.